EXHIBIT (c)(iii)

Budget Papers of the Co-Registrant for 2012-13

2012-13 State Budget Papers

1.	Budget Speech

2.	Budget Strategy and Outlook

3.	Capital Statement

4.	Budget Measures

5.	Service Delivery Statements

Appropriation Bills

The suite of Budget Papers is similar to that published in 2011-12.

In April 2012, machinery-of-Government changes saw the creation of 20 departments with each department reporting directly to one Minister.

These new arrangements have required minor changes to how information is presented in some Budget Papers. The 2012-13 Budget Papers provide continuity of information between the previous departmental structure and the new arrangements.

The Budget Papers are available online at www.budget.qld.gov.au

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Queensland Government 2012

Excerpts from this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act.

Budget Speech

Budget Paper No.1

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

APPROPRIATION BILL 2012

(Second Reading Speech, 11 September 2012)

TREASURER

The Honourable Tim Nicholls MP

Treasurer and Minister for Trade

APPROPRIATION BILL 2012

(Second Reading Speech, 11 September 2012)

TREASURER

The Honourable Tim Nicholls MP

Treasurer and Minister for Trade

Madam Speaker, it is an honour to be delivering the first Budget of the Newman LNP Government and the first conservative Budget in 15 years.

This State Budget is the most important Budget in a generation.

At the last election Queenslanders spoke. And their message was loud and clear. The old ways were no longer good enough. Queenslanders wanted a Government that was up front with them, that would deliver outcomes for them, a Government for the 21st Century, and the best Government in the nation.

Madam Speaker this first Newman Budget starts Queensland on the path to delivering those hopes and aspirations for all Queenslanders.

In order to deliver that Government for the 21st Century we have had to make the hard decisions necessary to get the great state of Queensland’s finances back on track and back in the black.

This afternoon we reset the clock and we break from the addiction to debt and deficit that characterised Queensland’s finances under Labor.

This afternoon I will be outlining a programme

•	for Queensland families

•	for Queensland businesses and

•	for regional Queensland

A programme

•	to keep the cost of living down

•	to reinvest in our schools

•	for better health services and

•	for people with disabilities

and, critically, a plan to stabilise Queensland’s debt and chart the path to regaining our AAA credit rating.

Madam Speaker, this budget delivers in full on our election commitments; commitments that Queenslanders so resoundingly supported on the 24th of March this year. Commitments that we fully costed and that have been delivered without significant impact on the Budget bottom line as we said they would be.

It also fulfils our pledge to Queenslanders to

•	grow a four pillar economy

•	lower the cost of living for families

•	deliver better infrastructure and planning

•	revitalise frontline services; and

•	restore accountability in government

and it targets a 4% unemployment rate over 6 years.

Madam Speaker, it is for Queensland the most important Budget in a generation.

Fixing our Finances

Madam Speaker, last year I stood on the other side of this House - after Labor had lost Queensland’s AAA credit rating, carelessly casting it aside in its efforts to buy favour with the electorate, after Labor had a fire sale of assets, abolished the fuel subsidy and made buying the family home up to $7000 more expensive - and I said:

“I am concerned that cost of living is out of control: concerned that Queensland’s debt is soaring to record levels, that the government has sold our assets to simply keep the lights on and that they have neglected infrastructure, like roads and trains, hospitals, schools and dams”.

Sadly, Madam Speaker, that concern was justified when I received the Queensland Treasury Government brief, which read:

“Queensland’s fiscal position and outlook is unsustainable and restoration must be an urgent priority for this term of government”.

This was reinforced by Queensland Treasury Corporation advice, which told us:

“The State’s debt has reached unprecedented levels. Together with its published forward estimates showing an even greater volume of debt required, Queensland is now in uncharted waters with respect to the volume of debt on issue and the resultant interest bill”.

Madam Speaker, the more we learned the more our worst fears for Queensland’s finances seemed to be coming true.

Because of those fears, and as we promised in our “Economic Blueprint for Queensland” released on the first day of the election campaign, the Premier and I established the Independent Commission of Audit and appointed The Hon. Peter Costello AC, Dr Doug McTaggart and Professor Sandra Harding to undertake a review of the Government’s finances.

The Interim Report, which I released immediately on receiving it, confirmed the parlous state the previous Government had left Queensland’s finances in.

The Independent Commissioners reported:

“It is disturbing to report that, in recent years, the Government of Queensland embarked on an unsustainable level of spending which has jeopardised the financial position of the State.”

and

“Urgent fiscal repair is necessary just to stabilise debt which will continue growing in the absence of corrective measures. After that the State will need a very large amount of debt repayment to recover its AAA rating”.

Importantly, the Commissioners noted:

“The magnitude of the task is substantially larger than previously recognised because the former Government has built in unrealistically optimistic Budget assumptions that have masked the magnitude of the underlying structural problems”.

Because some of the action this Government is taking is “strong medicine” it is important to clearly state some of the most critical findings of the Commission. They are:

•	Without corrective action gross debt is expected to be $92 billion in 2015-16 and $100 billion by 2018-19

•	General Government sector gross debt had increased more than tenfold in the past five years

•	Queensland’s ratio of debt to revenue has increased from below 20% in 2005-06 to more than 100% in 2011-12, and was expected to peak at 132% by 2013-14

•

Interest has been the fastest growing expense of the Queensland Government over the last decade. The cost to service the total government sector debt is $3.5 billion and in 2015-16 costs would be $5.3 billion or 9% of revenue

•	Since 2005-06 the State had been “living beyond its means”. Expenses grew at an average of 10.5% while revenue grew at an average rate of 6.9% per annum

•	From 2005-06 to 2007-08 alone employee expenses jumped 40% and over the last decade the average increase in employee expenses was 8.7% per annum

•	Public service numbers increased on an FTE basis by 40% from 146,323 in June 2000 to 206,802 in June 2011

•	In 2005-06 just 34% of capital expenditure was funded through borrowing, by 2010-11, 96% of all capital investment was funded from borrowings and

•	The previous Government placed overly optimistic assumptions in their final election eve budget and critically, Madam Speaker, the Audit also found that despite Labor’s asset fire sales, the Government had exhausted its fiscal capacity and it began borrowing heavily to support the Budget.

The need to fix the State’s finances is not just the Government’s or Commission’s view. It is a view shared by Treasury, by Queensland Treasury Corporation, by ratings agencies and by financial markets, who charge Queensland higher interest rates than other states.

Madam Speaker, there are those for whom reality is too strong a measure. Those critics and commentators who believe the world should be ordered to their way of thinking or conform to their ideologies, no matter what. To them I simply say: we live in the real world where what ratings agencies say does matter; where the loss of the AAA credit rating does cost us more; where higher interest rates mean Queenslanders are paying an extra $100 million a year and in certain circumstances, where Queensland has had to seek a Commonwealth guarantee on its borrowings. That, Madam Speaker, is reality.

These numbers and facts are all very well for economists and public finance specialists, but what does it all really mean for Queenslanders?

Our resilient, ambitious, hardworking tribe north of the Tweed.

It means that if we had allowed the debt and deficit policies of the past to continue taxes would have to rise more; services would have to be cut and Queensland would stop being a powerhouse state and instead become a beggar state.

Madam Speaker, that is not the Queensland the Newman Government will bequeath to future generations.

Madam Speaker, by fixing Queensland’s finances now we secure Queensland a brighter future.

While we didn’t create this financial mess, the Newman LNP Government will fix it. This Budget will start that process.

That is why this is the most important Budget in a generation.

The Outcomes

Madam Speaker, this year I committed the Government to report the Budget headline position on a fiscal balance. This is a more transparent and open report on the management of the State’s finances, as it not only reports on the operating outcome but also includes the net financing requirement, showing in total how much more the State earns than it spends or vice versa. It covers both recurrent and capital expenditure and is closely aligned with the Australian Government’s preferred Budget headline measure of “underlying cash balance”.

As a result of the measures taken in this Budget, I can announce that the Newman Government is projected to deliver a fiscal surplus of $652 million in 2014-15.

That’s why this is the most important Budget in a generation.

This will be the first time in 9 years that the State will have a genuine Budget surplus and live within its means. The Newman Government will reduce the debt legacy left to Queenslanders by Labor by $4.6 billion by 2014-15 and debt will then progressively fall as a proportion of the economy.

What this means is that by the end of this term of Government Queensland will once again be paying its own way and Government will once again have the capacity to deliver the outcomes Queenslanders deserve, while keeping the cost of living down.

The path to this surplus will not be easy.

The fiscal deficit for 2012-13 is projected to be $10.768 billion. This figure includes the outcomes of decisions largely locked in by the previous Government. It also includes a one-off allowance of $800 million for redundancy payments. It is also impacted upon by the timing of NDRRA payments from the Commonwealth and consequent expense obligations for flood and cyclone recovery.

This means Queensland will still need to borrow in 2012-13.

In 2013-14, the fiscal deficit is projected to be reduced to $3.752 billion. This represents a $7.016 billion turn around in just one year from 2012-13 to 2013-14. This is when the benefits of this Government’s decisions start to take effect.

The Budget will also have a small $17 million operating surplus in 2013-14, a year earlier than we predicted in our election costings.

Achieving a fiscal balance in 2014-15 has been an enormous task. I want to thank all my ministerial colleagues and their staff for their hard work in reaching what at first seemed an overwhelming challenge. Maintaining that balance, in the absence of extraordinary events, will complete the first stage in repairing Queensland’s finances.

Reducing the stock of debt is the next stage to lock in the long term future prosperity of Queensland.

The Budget repair task over the next three years totals $5.5 billion. As a percentage of GSP, this represents 1.75% and as a percentage of annual expenditure it represents 10%.

Madam Speaker, the Budget repair represents the largest turnaround in Queensland’s finances in living memory.

The Budget repair is comprised of $3.5 billion in expenditure revisions and $600 million in revenue measures and $1.4 billion in capital measures.

The Public Service

The previous Government, aided and abetted by some in the union movement, perpetrated a myth on not only the public service but also the people of Queensland. That myth was that the public sector could continue to grow at record levels and that there was no cost to doing so.

That employing more in the public sector was some form of economic stimulus when, in fact, it simply served to increase the deficit and make the landing, when it happened, that much harder.

Madam Speaker, if we had not acted now to have a right-sized public service the outcome would have been much higher taxes and charges on everyone. In fact, more increases to the cost of living. And even more job losses when the crunch finally came.

There have and will be job losses in the public sector as we go about the job of fixing the Budget. We wish this wasn’t the case. But with employee expenses making up nearly half of all Government expenditure it would be disingenuous to suggest otherwise.

Anyone who thinks this Government wanted to take this path is grievously mistaken. They don’t really know me - they certainly don’t know the Premier - and they don’t know this Government.

Ministers considered carefully the decisions to cease programs, restructure departments, outsource functions and reduce the size of the public service. These decisions were not made lightly.

Madam Speaker, I wish to give the people of Queensland an insight into the Government’s approach to resizing the public service. This journey began when the Government accepted the need to repair the Budget after considering the Independent Commission of Audit Report, not before.

As employee expenses represent almost half of all Government expenditure, we needed to address the size of the public service before we reorganised the capital program or reduced grant funding.

The Government established the Cabinet Budget Review Committee to assist Ministers and Directors-General in making the hard decisions. The Committee challenged Departments and Ministers to come up with savings.

Advice was received that nearly 20,000 full time equivalent positions from the general Government sector would need to be removed to assist in the fiscal repair task, implement the 3% employee expenses cap and achieve the previous Government’s voluntary separation programme.

Over the last few months the Government has been working hard to save as many jobs as possible. The sad reality that some people have lost their jobs should not be seen as a reflection on them or their performance. The fault lies squarely with the cowardice of the former Labor government.

But as a result of our determination to find savings the Government will spend $600 million over the forward estimates to save 6000 jobs.

Madam Speaker, while the Government could have saved that $600 million and lowered the State’s debt, we were determined to preserve as many jobs as possible.

Today I can confirm the total number of FTEs to be lost in 2012-13 will be 14,000. The total number of people receiving a redundancy from the public service under our fiscal repair program is 10,600. The difference is explained by not filling currently vacant positions and the removal of temporary and contract staff whose contracts are coming to an end.

To give Queensland public servants greater certainty, the Government has decided to bring all FTE losses into 2012-13. This includes the impact of the 3% employee expenses cap and the previous Government’s voluntary separation programme. Net of redundancies, the impact of these measures will be $3.7 billion over the forward estimates.

Madam Speaker the figures I present today are the extent of the Government’s fiscal repair task. While the public sector will remain dynamic and while this government has a reform agenda to be the best State Government in Australia we trust and hope neither this government, nor any other government will need to undertake such a difficult task of such magnitude again.

Debt

Madam Speaker, when Queensland is paying a higher interest rate on its debt than Tasmania, you have a problem, a big problem.

As the Independent Commission of Audit identified, gross debt was expected to be $92 billion in 2015-16 and $100 billion by 2018-19 in the absence of any policy changes.

Because of the work this Government has done, debt over the forward estimates will be $6.6 billion less than the Independent Commission of Audit found would have occurred under Labor.

This means in 2014-15, when Labor’s debt was scheduled to reach $86.3 billion, debt will now be $81.7 billion.

The State’s debt to revenue ratio will peak at 125% and not the 132% as Labor would have had it.

While our position will improve under this Government, we will still need to regain our AAA credit rating, which will only occur if we reduce the stock of debt Labor ran up over the last half decade.

The good news is that with a $652 million fiscal surplus in 2014-15, Queensland will no longer have to go cap in hand asking, like Oliver Twist, “please sir can I have some more” Queensland will once again be living within, not beyond, its means.

Importantly, Madam Speaker, this has been achieved while delivering on our election commitments in full and without any new taxes on families.

Instead of wasting money on ever increasing interest payments, by undertaking the fiscal repair task we will save taxpayers over $1.3 billion in interest payments over the forward estimates. That represents:

•	1300 beds in hospitals or

•	250 km of dual carriageway Bruce Highway or

•	16,250 additional teachers or

•	26 brand new, top shelf, primary schools

The cost of interest payments in 2012-13 will be $174 million less under this Government, rising to $500 million less in 2015-16.

Madam Speaker, the previous Government failed to save when the times were good. As a result, there was no gas in the tank when times got tough. Make no mistake, had Labor saved in the boom, we wouldn’t have suffered financially as much from the GFC, the cyclones and the floods.

A Newman LNP Government is determined to make sure Queensland has the financial resilience to absorb and bounce back from whatever the harsh winds of reality throw at us. Like Queenslanders themselves, our government and our finances need to be able to get back up and toe the line after adversity strikes. That’s why we need to pay off the debt and get the AAA credit rating back.

That’s why this is the most important budget in a generation.

Fiscal Principles

Madam Speaker, this Budget outcome can only be achieved with solid fiscal principles and discipline. In our interim response to the Independent Commission of Audit we outlined the Newman Government’s fiscal principles which are to:

•	Stabilise then significantly reduce debt

•	Achieve and maintain a general government sector fiscal balance by 2014-15

•	Maintain a competitive tax environment for business

•	Target full funding of long term liabilities such as superannuation.

The Government remains committed to these principles.

To ensure the hard work and sacrifice of the Budget measures we announce today are not lost, I have instructed the Under Treasurer to create a fiscal discipline unit, from existing resources, within Treasury, to monitor and ensure we reach the fiscal surplus in 2014-15. This unit will return to the traditional Treasury outreach service model to ensure we identify issues quickly if they arise and work with Ministers and their Departments to fix them.

Reform

The measures I announce today start us on the path to fixing Queensland’s finances. In doing so, we follow a long line of reforming Liberal National Governments, which have to fix the mistakes of our political opponents. Reform rarely comes from those opposite.

We are a government determined to ensure Queenslanders are provided with a government for the 21st century.

And the best state government in Australia.

As I said at the outset, this is the most important Budget in a generation. We are resetting the clock to deliver a brighter future.

Make no mistake, we are a reforming Government.

Reform can be unpopular in some parts of our community. It challenges the elites, the unions, the Industrial Relations clubs and the commentariat.

It challenges those for whom the old ways were the most lucrative, the most comfortable, and that entrenched their own feelings of self-importance.

But in the 21st century reform of government is a “must do” task. And we are the “CAN-DO” government determined to achieve it.

Our Government’s vision is to deliver smarter, simpler and better outcomes that respond to the needs of Queenslanders, from Brisbane to Bedourie and from Currumbin to the Cape. This Budget starts delivering on that vision.

It does it by moving spending from the public sector to the private sector. This Budget will see $500 million of spending shift. This will provide new and exciting opportunities to all businesses, large and small, to increase their exposure to Government contracts and services. To show what they can deliver and how well they can deliver it.

We will also be looking to the communities sector to help us achieve the reform that is so necessary in the delivery of social and community services to support those who need the help and assistance of a caring society. By working together we can make our funds go further and help many more in need.

In coming months this Government will lay out the pathway for the better delivery of services, based on the principle that Government does not always know best, that bigger is not always better and that real choice and power about what is best for any Queenslander is a decision best made by that person - not by Government.

One of the many differences between this Government and the previous Government is that this Government understands that spending taxpayers’ money is not the answer to every problem.

When it comes to the economy, Government programs are only sometimes the solution. Often the best thing Government can do is get out of the way and let people with ideas and initiative flourish.

That is why we are aggressively tackling overregulation. That is why we are clearing project approval backlogs. That is about getting off the back of Queensland businesses.

The changes we are making in some areas of public sector procurement and service delivery in areas such as information technology, building services and infrastructure delivery will also provide opportunities, including for former public sector employees. We need a public sector that works with, not competes against, the private sector.

Projects Queensland has been established and is running the ruler over a range of projects, as diverse as the Toowoomba Second Range Crossing, the Government precinct redevelopment and the Government Wireless Network. We will aggressively seek greater private sector involvement in delivering Government infrastructure, utilising the skills and abilities of the private sector to deliver results for Queensland. Unlike our predecessors we want to work with the private sector, not against them.

Madam Speaker, the economy works best; jobs creation is best; people are at their best; when government is best. The Newman Government unashamedly wants to be the best State Government in Australia, to secure a bright and prosperous future for all Queenslanders.

Election Commitments

Madam Speaker, this Budget delivers on the Government’s elections commitments.

Our key commitment was and is to ease the cost-of-living pressures on Queenslanders. Under this Government Queenslanders will find savings when they turn on their lights; turn on their taps; register their family car or buy a new home. In fact, our savings measures will save families up to $260 this year alone.

The Principal Place of Residence Stamp Duty Concession, abolished by Labor, was reinstated from 1 July 2012, saving Queenslanders up to $7,175 when they purchase their family home.

The previous Government’s scheduled increases in South East Queensland public transport fares for 2013 and 2014 have been halved.

Family car registration fees have been frozen for three years from 1 July, 2012.

The Government has also frozen the standard electricity tariff for 12 months.

And today I announce water price relief will be provided to South East Queensland households in 2012-13 via a one-off $80 rebate, while the Government disentangles the mess that is the multi-billion dollar water grid.

Queensland businesses are already benefitting from the increase in the payroll tax threshold and we have abolished the previous Government’s job destroying waste levy.

This Budget also funds a range of carefully targeted expenditure programs we promised during the election.

The Budget provides additional funding of $26 million over four years for extra respite for people with high needs disabilities aged between 16 and 25 and their carers, and to establish “Parent Connect” to provide assistance to parents of newborns with a disability.

The Government will provide $115 million over four years to provide better infrastructure and planning for Queensland non-state schools and for the community.

We will also provide $13.5 million from 2012-13 to 2014-15 and $7.5 million ongoing from 2015-16 to support the transition and ongoing operation of 120 state schools that will become Independent Public Schools.

An amount of $53.6 million over four years will be provided to rollout the equivalent of a full-time teacher aide to an additional 150 Prep classes each year in areas of greatest need. This funding will ultimately support up to 9,000 extra teacher aide hours per week.

Funding of $6.5 million per annum is also provided to enable principals to select tailored literacy and numeracy programs that are matched to the needs of their students.

Increased funding of $12 million in 2012-13 will provide up to 40,000 extra public specialist outpatient services.

Funding is provided to deliver an additional 1,100 new police officers by 2015-16.

The Regions

Under the Newman Government, Queensland’s regional communities will get the recognition they deserve for the role they play in generating Queensland’s prosperity under our $495 million “Royalties for the Regions” program. The funding provided will benefit communities that support resource projects. Funding will be contestable and directed to projects that build capacity and sustainability in regional areas.

The Budget allocates $97.7 million over four years for a much needed boost to the Patient Travel Subsidy Scheme for rural and regional Queenslanders. The first significant increase in over a decade.

The Government’s additional funding of $l billion over 10 years to upgrade the Bruce Highway is locked and loaded. We look forward to the day when the Australian Government accepts its responsibilities. We are ready for a discussion anywhere, anytime.

Ongoing reconstruction of road infrastructure damaged by natural disasters, in partnership with the Australian Government will be $2 billion in 2012-13.

In 2012-13, over 75% of the Government’s capital expenditure will take place outside of Brisbane.

Ongoing Expenditure

Madam Speaker, as a resident of the Sunshine Coast, I know that you will be pleased to hear that the Government will spend $31.7 million this year to start construction of the Sunshine Coast University Hospital. This hospital was long promised by those opposite but never delivered. The Newman Government will deliver the $1.9 billion hospital. And we will do it more economically than those opposite could ever have done.

This investment in health infrastructure is matched by a 7.4% increase in the health Budget to over $11.8 billion.

This Budget will provide $1.3 billion to construct, expand and redevelop hospitals across Queensland in particular Gold Coast, Cairns, Brisbane, Mackay, Ipswich, Townsville, Rockhampton, and Mount Isa. This investment includes $51.6 million to be spent upgrading Health facilities in regional and remote Queensland.

$456.5 million will be spent to expand and improve social housing across the state including $230 million in indigenous communities.

Funding for specialist disability services will increase by 3% from $931 million to $959 million. A record spend on disability services.

The Government will continue to fund the development of the Gold Coast Rapid Transit Project as well as the Moreton Bay Rail Link.

The State capital program will be $15.5 billion in 2012-13, an increase of $1.6 billion on 2011-12. The reconstruction effort remains the prime focus of the capital program, accounting for $4 billion of expenditure in2012-13, including $2 billion in grants to Local Government.

Capital spending is expected to reduce over the forward estimates, largely due to the completion of reconstruction works and major hospital projects. The capital program needs to return to more manageable levels. It also needs to be seen in the context of record levels of business investment - in effect, the public sector needs to make room for the private sector.

Rewards of Fiscal Repair

The rewards of strong economic management and prudent spending should be shared by all Queenslanders.

Today I announce five new initiatives, all funded through cutting waste and driving efficiencies:

1.	Advancing Our Schools

Madam Speaker, despite spruiking their education credentials, the previous Government failed to deliver the basics like maintaining our schools. The Commission of Audit highlighted the $300 million maintenance backlog in our State schools that Labor had neither the wit nor wisdom to address. Madam Speaker, that is simply not good enough.

Today I announce a new “Advancing Our Schools” maintenance fund. This is a $200 million commitment over two years for state schools – to boost the existing level of funding. Queensland state schools parents and citizens organisations can apply for up to $160,000 to help fix existing priority maintenance issues at their school. This approach reflects our belief that a Government bureaucracy, no matter how well intentioned, does not always know best. It is a fundamental shift from previous approaches, and it is aimed at empowering and leveraging off the strength of local school communities.

2.	Elderly Parent Carer Innovation Trial

Madam Speaker, as every parent knows, and no matter what we might sometimes say, we all want to ensure our children’s future is secure, especially when we can no longer be there for them. This is especially so for parents who care for adult children with disabilities. So today I also announce that the Newman LNP Government will establish an “Elderly Parent Carer Innovation Trial”.

The Newman Government recognises there is unmet need from elderly parent carers of people with a disability to have certainty and security about who will care for a loved one with a disability after they no longer can, and where they will live.

The dividend from our strong economic management, focussed on cutting waste and delivering efficiencies, is that the Government is able to invest $15 million for the “Elderly Parent Carer Innovation Trial”.

This one-off flexible trial will invest in or contribute to projects that provide new community living places, mixed disability and aged care developments, home modifications, as well grants to elderly carers to assist in transition to new care arrangements. The fund will also encourage partnerships and contributions from families, trusts and philanthropic and private organisations.

The trial will commence in the first half of 2013.

3.	Tourism Boost

Tourism is an iconic industry for Queensland. Unfortunately, the last government failed to nurture and support the tourism industry when it was doing it tough and Queenslanders paid the price in lost jobs and opportunities. The Newman Government knows how important tourism is to Queensland and we want to see a doubling of overnight visitor stays by 2020.

So today I announce the government will allocate $20 million for tourism attraction. Working with industry, these funds will be used to bring more visitors to Queensland’s tourist destinations throughout 2012-13. This will build on our successful $8 million “Attracting Aviation” investment which has already seen new flights from China Eastern Airways and China Southern landing in Cairns, with more to come.

4.	Tropical research

Asia is our nearest and largest trading region. As an outwardly focused trading economy, Queensland engages more with Asia than any other part of the world. And there are great opportunities for Queensland in Asia.

So today I announce a $4.8 million partnership between the Queensland Government and the Queensland University of Technology for research into tropical pulses. The growing economies of Asia and India, and the rising incomes of their populations, represent an historic opportunity for Queensland primary industries. The funds will be used to undertake research, commercialisation and technology transfer to help position Queensland as a leading exporter of pulses to Asia.

5.	First Home Owner Construction Grant

Madam Speaker, the old first home owners grant had well and truly outlived its usefulness. It was simply adding $7,000 to the price of a home. Many economists and many in the construction industry had called for it to be removed and replaced. We have listened and acted.

Having first home owners compete against each other for a limited number of affordable existing homes is not the answer. It just means higher prices.

From tomorrow the Government will replace the current first home owners grant with, a new, bigger “First Home Owner Construction Grant” of $15,000. The new bigger grant will be available to first home buyers who sign up to buy a newly constructed or off the plan house or apartment. Together with the current stamp duty exemption, this means a new home buyer buying a newly built or off the plan home worth up to $500,000 will be $15,000 better off.

We need to address the supply side and do so in a sustained way that gives buyers, and importantly the construction and development industry, certainty over the longer term to borrow, build and invest in new housing products.

This new, bigger grant, together with the Principal Place of Residence Concession, we reintroduced from 1 July, 2012, means Queensland is the best State to buy your own home. Our grant is now the most generous in Australia.

These new initiatives invest in Queensland’s bright future and show the benefits of strong economic management and prudent spending.

Skills for Economic Development

The Newman Government is committed to developing a robust and resilient economy and to do this we need a skilled workforce to remain competitive both domestically and internationally.

I am pleased to announce that Trade and Investment Queensland, in consultation with the Department of Education, Training and Employment, will be undertaking an immediate comprehensive competitive analysis of the Queensland Government’s criteria for both state-sponsored skilled migration visas and business migration visas.

Under Labor, Queensland has fallen behind other Australian states and today has some of the most onerous criteria for state-sponsored visas. These onerous criteria are restricting Queensland businesses from hiring employees with critical skills. They also act as a handbrake on the flow of capital and investment in to our state. This is happening at a time when the current shortage of skills is driving wages to unsustainable levels, especially in the resource industry. This issue must be addressed if Queensland is to remain a competitive place to do business.

As an example a mining or petroleum engineer seeking a state-sponsored permanent settlement visa in Queensland, currently requires 7 years work experience. In Western Australia, the Government will sponsor a petroleum or mining engineer if they have a job offer with a term greater than 12 months. The same example can be found in other critical occupations, such as surveyors, mechanical engineers, and geotechnical engineers.

The former Government’s abject failure on state sponsored skilled migration visas is evident by the statistics. In 2011-12 Queensland sponsored only 212 visas whilst 22,247 state sponsored places were filled nationally. Queensland’s share was less than 1% of the national total and its allocation from the Commonwealth Government was undersubscribed by 93%.

The Newman Government will ensure our visa allocation is not wasted, but used to increase the skilled workforce available for Queensland business.

Consistent with our Government’s position of ensuring Queensland is open for business, we will ensure as part of the review that our business investment criteria are competitive. We will review the investment thresholds for both 188 Business Investment Visas and the 132 Business Talent Visa, including consideration of a tiered regime to encourage business migration into key regional areas.

We will also engage with the Commonwealth Government to increase our business visa allocation places for 2012-13, which at 98 places is less than 14% of the business visas sponsored in 2011-12.

Recent economic modelling by the Commonwealth Government shows that 220,000 more jobs will be created in Queensland over the next 5 years, more than any other State. We need business investment to help deliver those jobs.

The Queensland economy is a driving force behind the economic growth of this nation, and the Newman Government will ensure Queensland has the skilled labour and business investment to fuel the economy, building a brighter future for all Queenslanders.

Revenue

Madam Speaker, this Budget sees revenue revisions of $2.1 billion over the forward estimates. This includes lower royalty payments of $l billion and tax revenue declines of $1.1 billion.

Madam Speaker, in net terms expense measures equate to 68% of the fiscal repair task, capital measures equate to 22% and revenue measures account for 10% of the task.

I have consistently said that as most of Labor’s damage to the Budget was on the expenditure side, so to must most of the repair work be around expenditure.

But not all of the repair can be achieved by savings. We must call on all sectors of the community to make a contribution to the task at hand as all will benefit from it.

Royalties

With a narrow tax base States have limited opportunities to grow their revenue. One area identified in the Commission of Audit Report is around royalties.

We all know of the huge endowment of resources Queensland has in coal; in gas and in bauxite, as well as other minerals.

And we all know of the importance of resources to the Queensland economy.

In its attempts to fix its own Budget the Federal Government has sought to claim a share of Queensland’s royalties through the Mineral Resources Rent Tax.

Having held on to his ‘root and branch’ review of the Australian tax system for months on end, Mr Swan phoned the states at two minutes to midnight on the day of the announcement to tell States their royalties are no longer theirs.

He could have consulted with the States on a better system, but instead he chose to threaten them.

The then Queensland Government, despite its knowledge of the parlous state of Queensland’s finances, could not possibly disagree with their federal Labor colleagues even if it meant selling Queensland out. The former Labor Government was Labor first and Queensland second.

The Newman Government believes that Queenslanders should receive the benefits of the resources they own, not the Commonwealth. As the value of State royalties paid is netted off against MRRT liabilities, the incidence of taxation ought not to increase.

Accordingly, from 1 October the rates for coal royalties will be increased to 12.5% on the value per tonne between $100 and $150 and to 15% thereafter. These changes are expected to raise some $1.6 billion over the next four years.

Importantly, the rate for coal below $100 a tonne is not changing. It is only when prices start climbing that the new higher rates will progressively apply, ensuring Queenslanders share in the upside of the value of their resources.

To give certainty to industry the Government will guarantee no change to the royalty rates for coal for 10 years from 1 October, 2012.

We will also establish a Cabinet Committee comprising the Deputy Premier, myself, the Minister for Natural Resources and Mines and the Minister for the Environment to report back within 100 days on proposals to reduce approval times, red tape and regulatory burden and to help speed up the mining approvals process. This will reduce costs and help ensure projects are up and running, employing Queenslanders and contributing to our economy as quickly as possible.

And as part of the Government’s commitment to assist junior explorers, arrangements known as “farm-ins” will be exempt from transfer duty. This is anticipated to cost Government $5 million per annum.

Transfer Duty

We will also be changing the transfer duty threshold and rate. From passage of the amending legislation the threshold for the highest marginal rate of transfer duty will increase from $980,000 to $l million. At the same time the rate applicable to the new higher threshold will increase to 5.75%.

The part year impact is expected to be $55 million and the full year impact $92 million. Importantly, Queensland remains amongst the most competitive and is the best place to buy a family home in Australia.

Gambling and Casinos

Madam Speaker, we will be introducing an additional tier in to the gaming machine tax rate structure that will increase the gaming machine tax payable by clubs where the monthly metered win is more than $850,000.

We will also be rescinding the previous Government’s decision to lower the rate of the Health Services Levy, where monthly metered win is higher than $100,000 per month.

We are also working with the Casino industry to increase its contribution to the Budget by $8 million per annum.

These measures are estimated to result in an extra $16.5 million in revenue in 2012-13.

Low Tax State

Importantly, Queensland improves its competitive tax status as result of the measures we have announced today. Taxation per capita in Queensland is $2,347, some $495 below the average of all states and significantly lower than NSW, Victoria, Western Australia and South Australia.

Our taxation effort as a share of GSP at 3.74% is also well below the average of 4.24%.

Federal Challenges

Madam Speaker, while we are trying to keep the cost of living down the Federal Government is adding more pressure to family incomes. The new Carbon Tax has already been felt on Queenslanders power bills with more to come. Labor’s Carbon Tax could hit our bottom line by up to $1.6 billion over 4 years while also causing a$1.7 billion write down in the value of State owned generators.

While promises of infrastructure funding to flow from the MRRT were made, Queensland received no new funding this year despite being one of the resource states from whom the larger contributions are expected. Where is the Federal Government when it comes to the Bruce Highway upgrades we so urgently need? Our money is on the table. Where is theirs?

The Federal Government continues to impose more obligations on the States without even the pretence of consultation.

At the same time, it provides no certainty of funding for existing programs.

I give this commitment to Queenslanders; we will always stand up and fight for their best interests, no matter who holds the Treasury benches in Canberra.

Economic Outlook

Madam Speaker, it should come as a surprise to no one that global sentiment continues to weigh heavily on the economy.

The ongoing European sovereign debt crisis has dented global confidence, while the outlook has softened somewhat for the two key engines of global growth – the US and emerging Asia.

Madam Speaker, at budget time last year our predecessors predicted growth of 5% in 2011- 12 to be followed by 5.25% in 2012-13. We were told the housing market was about to turn the corner. At the time I questioned these prognostications.

Unfortunately, my scepticism has shown to be well founded. In 2011-12 Queensland’s economic growth is estimated to come in at 4%. This growth was almost entirely driven by a record surge in business investment of 42.3%. Good growing conditions also contributed by boosting rural exports higher.

The rise in investment largely reflects a ramp-up and bring forward in LNG and mining activity, with consumption spending boosted in the retail sector due to heavy price discounting and a fall in food prices following the floods.

As a result, the recovery in 2011-12 has not been as big or as broad-based as we would like or indeed need. Dwelling investment has not improved relative to 2010-11, weighed down by cautious households, slower population and employment growth and tighter credit conditions.

Despite greater risk aversion, lower commodity prices and domestic interest rates, the Australian dollar has remained high, in effect denying the broader economy the economic safety valve normally afforded in such circumstances.

The high Australian dollar has dampened services exports in Queensland. Interstate tourist visitor nights in Queensland fell as the high Australian dollar made overseas travel cheaper for Australians, although greater interest from emerging Asia prevented a fall in overseas visitor nights in the same period.

The labour market in 2011-12 reflected the broader economic trends, with employment only marginally higher over the year. Mining, the public sector, finance and agriculture were the only industries to record significant jobs growth over the year to June quarter, 2012.

Madam Speaker, unlike our predecessors we will be realistic with our forecasts.

Economic growth in Queensland in 2012-13 is expected to remain at a solid 4%. Growth in 2012-13 is expected to be largely driven by a recovery in coal exports and further resource and mining related business investment.

The recovery in employment growth in 2012-13 is now expected to be softer than previously forecast, reflecting greater employer caution, fiscal consolidation at both State and national levels, and a slightly weaker outlook for sectors such as housing, construction and tourism. As a result, the year average unemployment rate is expected to remain steady at a rate of around 6%. The weaker outlook for the labour market is also expected to result in more subdued inflation and wage outcomes.

Madam Speaker, Queensland’s current economic performance is respectable in absolute terms and strong in relative terms, but still far from our best.

While the aggregates show growth, we know that this growth depends heavily on a critical but narrow part of the economy – investment in the resource sector, and particularly the CSG to LNG processing and export industry.

We said during the election, and I will say it again today, that strong and vibrant agriculture, construction and tourism sectors are also essential to wide-spread recovery and wealth generation. That’s why we are working so hard to grow those parts of our economy long neglected by Labor.

Conclusion

Madam Speaker, confidence is everything. As I travel and talk to people, the one word that crops up time and again is “confidence”. Confidence to invest; confidence to expand; confidence to buy; confidence to learn; confidence in Queensland and confidence in its Government.

Madam speaker this Budget is about rebuilding confidence.

It does so by setting about the task of repairing Queensland’s finances. It delivers a genuine surplus and gets our finances back on track and back in the black.

It provides confidence for Queensland families and businesses and invests in regional Queensland.

It will help keep the cost of living down, reinvest in our schools, deliver better health services and provide more for people with disabilities.

It delivers our election commitments.

It outlines our vision to be the best Government in the nation; to be able to deliver smarter, simpler outcomes responsive to the needs of Queenslanders.

It outlines our reform agenda based around the choices an individual makes about their future, not what Government thinks is best.

It shows how we can work with the private sector to deliver better outcomes and make our funds go further.

The Newman LNP Government believes in Queensland’s future.

I have an unshakeable confidence in our ability to meet the challenges of the 21st century and to reap the rewards of hard work, learning and endeavour.

This Budget starts to deliver a brighter future for all Queenslanders.

This is the most important Budget in a generation.

I commend the bills to the House.

This page has been left blank intentionally.

By authority: S. C. Albury, Acting Government Printer, Queensland 2012

State Budget 2012–13 Budget Speech Budget Paper No.1 www.budget.qld.gov.au

State Budget 2012–13 Budget Speech Budget Paper No. 1 www.budget.qld.gov.au

QUEENSLAND

GOVERNMENT

State Budget 2012-13

Budget Strategy and Outlook

Budget Paper No.2

2012–13 State Budget Papers

1.	Budget Speech

2.	Budget Strategy and Outlook

3.	Capital Statement

4.	Budget Measures

5.	Service Delivery Statements

Appropriation Bills

The suite of Budget Papers is similar to that published in 2011-12.

In April 2012, machinery-of-Government changes saw the creation of 20 departments with each department reporting directly to one Minister.

These new arrangements have required minor changes to how information is presented in some Budget Papers. The 2012-13 Budget Papers provide continuity of information between the previous departmental structure and the new arrangements.

The Budget Papers are available online at www.budget.qld.gov.au

© Crown copyright

All rights reserved

Queensland Government 2012

Excerpts from this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act.

Budget Strategy and Outlook

Budget Paper No.2

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

STATE BUDGET

2012-13

BUDGET STRATEGY AND

OUTLOOK

Budget Paper No. 2

1	Fiscal Strategy	1

	Independent Commission of Audit	4
	Government’s Response to the Independent Commission of Audit	8
	Budget Response	10
	Decisions	11
	Achievement of the New Fiscal Principles	14

2	Fiscal Outlook	15

	Budget Outcomes 2011-12	19
	2012-13 Budget and Outyear Projections	22

3	Economic Performance and Outlook	27

	External Environment	28
	Queensland Economy	33

4	Revenue	47

	2012-13 Revenue by Category	49
	Revenue Measures – Election Commitments	51
	Queensland’s Revenue Trends	55
	2012-13 Budget Initiatives	57
	Taxation Revenue	62
	Queensland’s Competitive Tax Status	67
	Grants Revenue	68
	Sales of Goods and Services	71
	Interest Income	73
	Dividend and Income Tax Equivalent Income	73
	Other Revenue	74

5	Expenses	77

	2011-12 Estimated Actual	78
	2012-13 Budget and Outyears	79
	Expenses by Operating Statement Category	81
	Operating Expense by Purpose	90
	Departmental Expenses	91

6	Balance Sheet and Cash Flows	95

	Balance Sheet	97
	Cash Flows	106
	Reconciliation of Operating Cash Flows to the Operating
	Statement	107

7	Inter-governmental Financial Relations	109

	Federal Financial Arrangements	110
	Australian Government Funding to States	111
	Payments to Queensland for Specific Purposes	115
	GST Revenue Payments	121
	State-Local Government Financial Relations	128

8	Public Non-financial Corporations Sector	129

	Finances and Performance	131

9	Uniform Presentation Framework	139

	Uniform Presentation Framework Financial Information	139
	Reconciliation of Net Operating Balance to Accounting
	Operating Result	149
	General Government Time Series	150
	Other General Government Uniform Presentation Framework Data	151
	Contingent Liabilities	157
	Background and Interpretation of Uniform Presentation
	Framework	158
	Sector Classification	160
	Reporting Entities	161

Appendix A – Tax Expenditure Statement	165

Discussion of Individual Taxes	168

Appendix B – Concessions Statements	173

Appendix C – Revenue and Expense Assumptions and Sensitivity Analysis	183

Taxation Revenue Assumptions and Revenue Risks	185
Royalty Assumptions and Revenue Risks	186
Sensitivity of Expenditure Estimates and Expenditure Risks	189

1	FISCAL STRATEGY

FEATURES

•	The Queensland Government established the Independent Commission of Audit to provide advice regarding Queensland’s current and forecast financial position.

•	The Independent Commission was asked to make recommendations on

•	strengthening the Queensland economy

•	improving the State’s financial position including regaining a AAA credit rating

•	ensuring value for money in the delivery of frontline services.

•	The Independent Commission of Audit Interim Report was released on 15 June 2012 and contained recommendations to improve the State’s fiscal position.

•	The Independent Commission found that the magnitude of Queensland’s fiscal repair task was large and that Queensland’s previous level of expenditure was unaffordable.

•	The Government’s Interim Response to that Report was tabled on 11 July 2012. In its response, the Government outlined its new fiscal strategy which focussed on:

•	reducing debt

•	achieving a fiscal balance by 2014-15

•	ensuring a competitive tax environment

•	fully funding long term liabilities.

The Government also committed to finding at least $4 billion in consolidation measures over three years (2012-13 to 2014-15).

•	Government’s full response to the Interim Report is contained in this Budget including:

•	implementing consolidation measures worth $5.5 billion between 2012-13 and 2014-15 including $3.5 billion in expense and $0.6 billion in revenue measures

•	improving the management of Government’s forward program of capital expenditure including $1.4 billion in capital measures

•	implementing measures to maximise the return on Government’s holdings of physical and commercial assets.

Budget Strategy and Outlook 2012-13	1

•

The outcome of these decisions is a significant improvement in Queensland’s fiscal position and a lower forecast debt level despite slower than anticipated economic growth detracting from revenue. The Government is now forecast to borrow $6.6 billion less in 2015-16 than outlined in the Independent Commission of Audit Interim Report (comparable figure).

•

In accordance with the Government’s revised fiscal strategy, debt in the Non-financial Public sector is now forecast to be $81.7 billion in 2014-15 compared with $86.3 billion in the Independent Commission of Audit Interim Report (comparable figure).

•

The Government is expected to meet all of its new fiscal principles, in particular it is forecast to return to an operating surplus in 2013-14 and a fiscal surplus (the Government’s preferred measure) in 2014-15.

2	Budget Strategy and Outlook 2012-13

OVERVIEW

The key fiscal aggregates of the General Government sector for the 2012-13 Budget are outlined in Table 1.1. Discussion regarding the change in these aggregates since the 2011- 12 MYFER released by the former Queensland Government and since the Independent Commission of Audit Interim Report is included in detail in chapters 2, 4, 5 and 6.

Budget Strategy and Outlook 2012-13	3

INDEPENDENT COMMISSION OF AUDIT

The Independent Commission of Audit was asked to make recommendations on:

•	strengthening the Queensland economy

•	improving the State’s financial position including regaining a AAA credit rating

•	ensuring value for money in the delivery of frontline services.

The Independent Commission of Audit Interim Report was released on 15 June 2012 and considered how to improve the State’s financial position.

This Report considered the Financial Position and Improving the State’s Financial Position aspects of the terms of reference. The remaining items will be considered in the Independent Commission’s subsequent reports in November 2012 and February 2013.

The Independent Commission of Audit Interim Report published the forward estimates provided to the Government by Queensland Treasury and Trade in May 2012. This position is outlined in Table 1.2. These estimates were prepared on a no policy change basis.

Findings

The Independent Commission identified a number of risks to the Budget that required the provision of funding over the forward estimates. It also identified three areas of concern in the forward estimates related to transfer duty, employee expenses and capital expenditure which were addressed in the Government’s Interim Response and the 2012- 13 Budget.

The Independent Commission found that Queensland’s fiscal position deteriorated significantly over the last six years and was vulnerable to external shocks. It found that this deterioration was the result of a lack of fiscal discipline with expenditure growth significantly outstripping revenue growth since 2005-06. This led to a significant increase in Government debt.

4	Budget Strategy and Outlook 2012-13

The Independent Commission concluded that

‘Up until 2006-07, Queensland’s gross debt levels were low and stable. The majority of the State’s gross debt was held by Government owned corporations. Gross debt in the General Government sector was small and manageable, representing around 20% of the State’s gross debt.’

‘…the level of Total Government gross debt almost tripled over the period 2005-06 to 2009-10. Gross debt is currently $64 billion in 2011-12, and is expected to reach $92 billion in 2015-16. On current projections, gross debt will reach $100 billion by 2018-19.

Most of this increase has occurred in the General Government sector, where gross debt has increased more than tenfold in the last five years.’1

Chart 1.1 illustrates the growth in debt since 2000-01 including the projections to 2015-16 incorporated in the Independent Commission of Audit Interim Report.

The Report considered that the magnitude of the Government’s fiscal repair task was large and that Queensland’s previous level of expenditure was unaffordable.

[1]	Page 17 Queensland Commission of Audit: Interim Report June 2012.

Budget Strategy and Outlook 2012-13	5

The recommendations contained in the Interim Report are outlined in Box 1.1 and are focused primarily on the adoption of a two stage approach to addressing Queensland’s debt levels and returning the State to its previous position of financial strength. The Independent Commission recommended adopting the fiscal balance measure as the key indicator of the affordability of the State’s activities as it takes into account capital and operating expenditure.

6	Budget Strategy and Outlook 2012-13

Box 1.1

Independent Commission of Audit Interim Report Recommendations

Box 1.1

Independent Commission of Audit Interim Report Recommendations

New Fiscal Strategy and Targets

The Commission recommends that the Queensland Government adopt the following fiscal strategy for the 2012-13 Budget:

• General Government fiscal surplus in 2014-15 to be achieved through a $3 billion process of fiscal repair over three years (the First Stage)

• A Total Government debt reduction strategy of $25 billion to $30 billion to restore the debt to revenue ratio to 60% by 2017-18 (the Second Stage)

• Once the Second Stage has been completed, the Government set medium term targets of maintaining a zero fiscal balance in the General Government sector on average over the economic cycle, and of keeping Total Government debt levels constant to GSP.

Achieving the New Fiscal Targets

The Government retain the 3% cap on annual growth in employee expenses beyond 2015-16 and until the ratio of Total Government debt to revenue has declined to 60% under the Second Stage of the fiscal strategy.

The Government examine revenue options to share the burden of the fiscal repair task under the First Stage of the fiscal strategy. The Government should focus on its broad revenue bases in the first instance. Addressing concessions and distortions in existing taxes could also provide a revenue contribution to the fiscal challenge. The Government should also discuss with the Office of State Revenue any opportunities it has identified to improve greater taxpayer compliance through additional investment in investigation and debt recovery activities.

In addition to the 3% cap on employee expenses, the Government review all other aspects of General Government recurrent expenses to ensure baseline recurrent expenditure is consistent with Government policy and is determining optimum value for money.

The Government actively manage its forward program of capital expenditure to ensure expenditure is appropriately prioritised across the forward estimates and based on rigorous business case evaluation, including whole of life costs. The Government to consider what asset management strategies are required to ensure the efficient acquisition, maintenance and replacement of assets.

The Government examine its current holding of physical and commercial assets and implement measures to maximise the return on those assets for the benefit of the community.

The Government identify change to the structure of revenues and expenses that will contribute to the debt reduction task under the Second Stage of the fiscal strategy. This includes exiting expenditure activities more appropriately supported by other levels of government. The Government should also examine medium term measures to manage demand for government services.

The Government ensure careful utilisation of its balance sheet, including utilising the proceeds of asset sales, to achieve the objectives of the Second Stage of the fiscal strategy.

Budget Strategy and Outlook 2012-13	7

GOVERNMENT’S RESPONSE TO THE INDEPENDENT COMMISSION OF AUDIT

Interim Response

The Government’s Interim Response to the Independent Commission of Audit Interim Report was tabled in Parliament on 11 July 2012. The Independent Commission’s specific proposals for fiscal repair (revenue, expenditure and other measures) form part of the 2012-13 Budget and are considered in more detail later in this Budget Paper.

The Government’s Interim Response outlined its commitment to achieving a fiscal balance by 2014-15 by committing to $4 billion or more in savings over three years and ensuring debt stabilises around $85 billion in 2014-15.

To assist in the achievement of these targets, the Government outlined its new fiscal principles.

Revised Fiscal Principles

Principle 1 – Stabilise then significantly reduce debt

A debt to income ratio allows a jurisdiction to determine how affordable its debt levels are and consequently is the key fiscal measure supporting a fiscal sustainability objective. For this reason, some form of debt to revenue ratio features in all major ratings agency methodologies and is usually a feature of any government’s fiscal principles.

Principle 2 – Achieve and maintain a General Government sector fiscal balance by 2014-15

During the 2012 election, the Government committed to achieving an operating surplus by 2014-15. The Independent Commission of Audit has since emphasised that fiscal repair will require realigning recurrent and capital spending so that it can be funded from recurrent revenue. The achievement of an operating surplus in itself is not sufficient for Government to attain fiscal sustainability or maintain or improve its credit rating given the impact of capital investment on the debt position.

Borrowing should not be undertaken for the maintenance of the existing capital base. This means that Government needs a minimum of a balanced budget position (depreciation and maintenance are expensed) with any operating surplus used to fund new capital expansion. The size of that surplus should be determined by the appropriate size of the capital program and the sustainability of current debt levels.

While it is arguably appropriate to borrow for new essential infrastructure when debt levels are manageable, they are currently too high.

Accordingly, the Independent Commission of Audit has recommended the more difficult target of achieving a fiscal surplus in 2014-15.

8	Budget Strategy and Outlook 2012-13

Fiscal balance combines the operating balance and net acquisitions of non-financial assets (purchases of non-financial assets less depreciation).

Fiscal balance will replace the operating balance as the primary fiscal target of the Government.

The Government will seek to achieve a fiscal balance by 2014-15.

Principle 3 – Maintain a competitive tax environment for business

While increases in taxes have occurred over the last decade, Queensland has a relatively competitive tax environment for business. Queensland’s General Government taxation revenue as a percentage of gross state product has fallen over the past decade (in part reflecting the relative weakness in the property sector and the abolition of state taxes under the Intergovernmental Agreement on Federal Financial Relations). Queensland’s tax take is also significantly less than the average of the other states.

Principle 4 – Target full funding of long term liabilities such as superannuation in accordance with actuarial advice

One of the enduring features of Queensland public finance has been setting aside funding, on an actuarially determined basis, to meet long term employee entitlements – most notably superannuation and long service leave.

Despite the very difficult climate in investment markets over recent years (and with the transfer of the Queensland Motorways Ltd asset), Queensland’s employee entitlements remain fully funded. The Australian Government and other states have plans that aspire to this over the coming decades.

Budget Strategy and Outlook 2012-13	9

BUDGET RESPONSE

In framing the 2012-13 Budget, the Government had regard for the recommendations of the Independent Commission of Audit and made savings by exiting activities that are not the domain of the Queensland Government, reduced waste and made efficiencies in Government activity as well as introduced specifically targeted revenue options. The total value of these measures between 2012-13 and 2014-15 is $5.477 billion consisting of:

•	$3.490 billion in expense measures

•	$0.624 billion in revenue measures

•	$1.364 billion in capital measures.

As outlined in Box 1.1, the Independent Commission made recommendations regarding:

•	examining revenue options

•	improving taxpayer compliance

•	reviewing General Government sector recurrent expenses including exiting expenditure activities more appropriately supported by other levels of Government

•	managing its forward program of capital expenditure to ensure value for money

•	implementing measures to maximise the return on Government’s holding of physical and commercial assets.

Each of these issues was considered in formulating the 2012-13 Budget.

The Independent Commission also advocated the Government sell assets to reduce debt by $25 billion to $30 billion. The Government’s position is that Government-owned corporations will not be sold in this term, and that any proposal to sell assets of this nature will be taken to an election first.

10	Budget Strategy and Outlook 2012-13

Decisions

The total value of fiscal repair measures taken in the 2012-13 Budget is $5.477 billion between 2012-13 and 2014-15, rising to $7.766 billion when 2015-16 is included. Table 1.3 outlines what the General Government fiscal balance position would have been in the absence of these measures.

Improvements in Key Measures of Queensland’s Fiscal Position

As a consequence of the fiscal repair decisions made in the 2012-13 Budget, there are significant improvements in the General Government sector fiscal balance (Chart 1.2).

Budget Strategy and Outlook 2012-13	11

Borrowings

As a result of the Government’s fiscal repair efforts, there has been a significant improvement in borrowings since the Independent Commission of Audit Interim Report. The Government is now forecasting to borrow $6.561 billion less in 2015-16 than outlined in the Independent Commission of Audit Interim Report (comparable figure).

The 2014-15 Non-financial Public sector borrowings are now expected to be $81.749 billion compared to $86.326 billion in the Independent Commission of Audit Interim Report (comparable figure).

As can be seen in Chart 1.3, Queensland’s debt to revenue ratio has improved markedly since the Independent Commission of Audit Interim Report and continues to fall over the forward estimates reflecting a stabilisation of debt as a result of Government’s fiscal repair efforts and growth in revenue.

Similar to the debt to revenue ratio, the ratio of net financial liabilities to revenue (a key component of the Government’s revised fiscal principles) has improved since the Independent Commission of Audit Interim Report (as shown in Chart 1.4). This ratio also continues to decline over the forward estimates.

12	Budget Strategy and Outlook 2012-13

This reduction in borrowing requirements over the forward estimates, together with lower interest rates have resulted in a substantially lower projected interest expense over the forward estimates compared to the Independent Commission of Audit Interim Report (refer Chart 1.5).

Further details on the key fiscal aggregates can be found in Chapter 2 of this Budget Paper.

Budget Strategy and Outlook 2012-13	13

ACHIEVEMENT OF THE NEW FISCAL PRINCIPLES

The Government’s fiscal consolidation efforts have also allowed it to make significant progress in the achievement of its fiscal principles. Table 1.4 outlines the Government’s progress against its fiscal principles. All principles have either been achieved or are on track to be achieved.

14	Budget Strategy and Outlook 2012-13

2	FISCAL OUTLOOK

  FEATURES

•     The General Government fiscal balance is estimated to be a deficit of $5.6 billion in 2011-12 compared to a forecast deficit of $7.3 billion in the 2011-12 Mid Year Fiscal and Economic Review (MYFER) and $6.6 billion in the Independent Commission of Audit Interim Report.

•     The improvement in the forecast 2011-12 fiscal balance, since both the 2011-12 MYFER and Independent Commission of Audit Interim Report, primarily reflects the Australian Government bringing forward payments into 2011-12 to improve their own budget position in 2012-13.

•     A fiscal deficit of $10.8 billion is budgeted for 2012-13, compared to a forecast deficit of $9.5 billion in the Independent Commission of Audit’s Interim Report. Again, this primarily reflects the Australian Government moving payments out of 2012-13 to improve their own budget position in that year. Further details on the reasons for this variance are contained in this chapter.

•     The forecast fiscal position has improved across the remainder of the forward estimates, largely due to fiscal repair measures which total $7.8 billion over the period 2012-13 to 2015-16 ($5.5 billion over 2012-13 to 2014-15).

•     Over the period 2011-12 to 2014-15, the Government’s fiscal balance has improved by $1.2 billion over the 2011-12 MYFER estimates despite slower economic growth detracting from revenue and a redundancy estimate of $800 million in 2012-13.

•     Since the Independent Commission of Audit Interim Report, the forecast fiscal deficit for 2013-14 has reduced from $5.2 billion to $3.8 billion. A return to fiscal surplus is projected in 2014-15, in line with the Government’s fiscal principle, with a fiscal surplus also projected in 2015-16. The Government is also forecasting a return to an operating surplus in 2013-14.

•     The State’s capital purchases are budgeted at $12.3 billion in 2012-13, 2.6% higher than the level of 2011-12 estimated outlays.

•     As a result of the Government’s fiscal repair measures and the associated improvement in the fiscal balance, the forecast level of borrowings in the Non-financial Public sector at 30 June 2016 is now estimated at $83.3 billion, approximately $6.6 billion less than the comparable estimate in the Independent Commission of Audit’s Interim Report.

Budget Strategy and Outlook 2012-13	15

BACKGROUND

The fiscal balance expected for 2011-12 is a deficit of $5.623 billion compared to a forecast deficit of $6.634 billion anticipated in the Independent Commission of Audit Interim Report. As identified in Table 2.1, the forecast General Government sector fiscal balance is expected to be weaker in 2012-13, but has improved significantly from 2013-14 onwards, with a fiscal surplus projected in both 2014-15 and 2015-16.

The weaker 2012-13 fiscal balance is primarily due to a change in timing of Australian Government funding for natural disaster repairs, Specific Purpose Payments and National Partnership payments and the large one off redundancy payment related to the Government’s fiscal repair efforts. The 2012-13 fiscal balance and other key aggregates are discussed in more detail later in this chapter.

In order to achieve the Government’s key fiscal objectives of a fiscal balance in 2014-15 and stabilising debt, very significant measures in this Budget have been adopted. This has also taken place against a backdrop of large reductions in some of Queensland’s key revenue sources because of lower than expected economic growth by Queensland and its major trading partners. In particular, since the 2011-12 Mid Year Fiscal and Economic Review (MYFER):

•

royalties (net of measures) are estimated to decrease by $1 billion over the period 2012-13 to 2014-15, primarily because of lower coal volumes across the period and softer prices especially in 2012-13

•

taxation revenue (net of measures) is expected to decrease by $1.1 billion over the period 2012-13 to 2014-15 primarily due to lower estimates of transfer duty in line with the Commission of Audit recommendation.

The measures that the Government has taken total $7.766 billion over the period 2012-13 to 2015-16 and comprise:

•	expense measures of $5.277 billion

•	revenue measures of $0.812 billion

•	capital measures of $1.677 billion.

16	Budget Strategy and Outlook 2012-13

This is shown in more detail in the reconciliation table (Table 2.2) which explains movements in the net operating and fiscal balance since the 2011-12 MYFER.

Table 2.2
Reconciliation of net operating balance and fiscal balance
2011-12 MYFER to 2012-13 Budget[1]

	2011-12 $ million	2012-13 $ million	2013-14 $ million	2014-15 $ million
NET OPERATING BALANCE				
2011-12 MYFER net operating balance	**(2,853)**	**(4,213)**	**(1,261)**	**60**
Taxation revisions	73	(197)	(386)	(552)
Royalty revisions	(321)	(804)	(203)	(23)
GST revisions	(372)	(76)	112	323
Natural disaster revisions[2]	1,409	(596)	(205)	357
Measures:				
Election commitments	..	(183)	350	5
Taxation and royalty measures	..	326	694	723
Other policy measures	168	(202)	1,013	1,386
Total Measures	***168***	***(59)***	***2,057***	***2,114***
Other significant variations impacting on operating balance:				
Net flows from PNFC sector entities[3]	164	8	(30)	182
Australian Government funding revisions[4]	997	(761)	(172)	127
Interest cost[5]	68	211	192	307
Other parameter adjustments[6]	353	192	(88)	(25)
2012-13 Budget net operating balance	**(314)**	**(6,294)**	**17**	**2,871**
FISCAL BALANCE				
2011-12 MYFER fiscal balance	**(7,290)**	**(7,954)**	**(4,200)**	**(1,249)**
Change in net operating balance	2,539	(2,081)	1,278	2,811
Natural disaster capital revisions[2]	(432)	(830)	(545)	(412)
Australian Government capital revisions[4]	(363)	(74)	236	(407)
Measures:				
Election commitments	..	2	(95)	(142)
Other policy measures	36	563	646	391
Total Measures	***36***	***564***	***551***	***248***
Other capital movements[7]	(113)	(394)	(1,072)	(340)
2012-13 Budget fiscal balance	**(5,623)**	**(10,768)**	**(3,752)**	**652**

Notes:
1. Numbers may not add due to rounding. Denotes impact on the operating and fiscal balance.
2. Represents movements in revenue, expense and capital for natural disaster restoration and largely represents the increased capitalisation of disaster reparations related to roads.
3. Represents revisions to dividends and tax equivalent payments from, and community service obligation payments to, PNFCs.
4. Represents the net impact of funding provided by the Australian Government primarily for Specific Purpose Payments and National Partnership payments.
5. Represents impact on interest payable on borrowings.
6. Refers to adjustments of a non-policy nature, primarily associated with reductions in depreciation and additional administered revenue.
7. Refers to capital movements including the change in timing of capital payments including, deferrals, capital payables and receivables and change in inventories.

Budget Strategy and Outlook 2012-13	17

Australian Government payments – impact on the fiscal balance

Funding from the Australian Government has a significant impact on Queensland’s fiscal position when it is not matched by an expense in the same financial year. This makes the headline estimates quite volatile and makes it difficult to identify underlying trends.

In particular, the Australian Government provided significant natural disaster funding in 2011-12 in advance of spending requirements which peak in 2012-13. This timing mismatch has the effect of improving the fiscal balance in 2011-12 and negatively impacting the position in 2012-13. Table 2.3 outlines the impact of natural disaster arrangements on Queensland’s fiscal balance.

18	Budget Strategy and Outlook 2012-13

BUDGET OUTCOMES 2011-12

With the 2012-13 Budget being delivered in September, rather than June, there is additional information available about the estimated 2011-12 outcome. However, as the audit of 2011-12 outcomes has not yet been finalised, the 2011-12 figures are still considered to be estimated actuals.

Key financial aggregates

Operating balance

The net operating balance estimated for 2011-12 is a deficit of $314 million, compared with a deficit of $2.853 billion forecast in the 2011-12 MYFER and a deficit of $1.832 billion forecast at the time of the Independent Commission of Audit Interim Report.

The improvement in the forecast net operating balance since both the MYFER and the Independent Commission of Audit Interim Report primarily reflects the bring forward of Australian Government natural disaster and road program funding. This has been partly offset by a reduction in forecast mining royalty revenue since MYFER due to export volumes not recovering as quickly as anticipated, lower coal prices and also the strength of the Australian dollar.

Expenses are $1.248 billion lower than the MYFER forecast, which relates to changes in the expected timing of disaster recovery expenses and reclassification of some of this expense as capital.

Further details on revenue and expenses are contained in Chapters 4 and 5 respectively.

Budget Strategy and Outlook 2012-13	19

Fiscal balance

The fiscal balance estimated for 2011-12 is a deficit of $5.623 billion, compared with a deficit of $6.634 billion forecast at the time of the Independent Commission of Audit Interim Report.

The improvement in the forecast fiscal balance since the Independent Commission of Audit Interim Report primarily reflects the improvement in the operating position, partly offset by an increase in capital purchases, as discussed below.

A reconciliation of the movements in the fiscal balance between the MYFER forecast and the 2012-13 Budget estimate of 2011-12 is provided in Table 2.2.

Cash Flows and Balance Sheet

General Government sector

Cash surplus/(deficit)

The General Government sector is expected to record a cash deficit in 2011-12 of $4.836 billion compared to a $6.914 billion deficit forecast in the MYFER. The smaller than expected cash deficit is predominantly the result of the bring forward of Australian Government payments.

Capital purchases

General Government purchases of non-financial assets (capital spending) in 2011-12 are estimated to be $8.069 billion. This is $777 million more than forecast in the MYFER due to a reclassification of some disaster recovery expenditure as capital expenditure and revisions to the timing of some Queensland Health capital projects.

Borrowing

Net borrowings (additional borrowings for the year as itemised in the Cash Flow Statement) of $6.305 billion are expected in 2011-12, $1.867 billion less than forecast in the MYFER, primarily reflecting the lower cash and operating deficits. Gross borrowings (the stock of borrowings outstanding as stated in the Balance Sheet) of $30.017 billion are estimated at 30 June 2012. The reduction in net borrowing requirements as a result of the improved net operating and cash deficits is the key driver of the gross borrowings estimate being $2.141 billion less than the MYFER estimate and $1.253 billion less than estimated in the Independent Commission of Audit interim report.

20	Budget Strategy and Outlook 2012-13

Non-financial Public sector

The Non-financial Public (NFP) sector is the combination of the General Government and Public Non-financial Corporations (PNFC) sectors, with transactions between these sectors being eliminated.

The PNFC sector is comprised of the State’s commercial entities, such as those that operate in the energy, transport and water industries. Further detail on the PNFC sector is provided in Chapter 8.

Net borrowings of $7.611 billion are expected in the NFP sector in 2011-12, a decrease of $2.03 billion compared with the 2011-12 MYFER estimate, primarily driven by the reduced borrowing requirement in the General Government sector.

Gross borrowings of $62.672 billion are projected at 30 June 2012, $320 million higher than the MYFER estimate, reflecting Queensland Treasury Holdings being reclassified into the PNFC sector (and therefore the NFP sector), largely offset by improvements in net borrowing requirements in both the General Government and other entities in the PNFC sector.

Capital purchases of $12.030 billion are expected in the NFP sector in 2011-12, slightly above (1.7% or $197 million) the MYFER estimate, with increased capital spending in the General Government sector being partly offset by lower capital spending in the PNFC sector.

Budget Strategy and Outlook 2012-13	21

2012-13 BUDGET AND OUTYEAR PROJECTIONS

Key financial aggregates

Table 2.5 provides aggregate actual outcome information for 2010-11, estimated actual outcome information for 2011-12, forecasts for 2012-13 and projections for the outyears.

Operating balance

2012-13 Budget

A net operating deficit of $6.294 billion is projected in 2012-13, compared with an estimated deficit of $4.213 billion in the MYFER and $4.908 billion at the time of the Independent Commission of Audit Interim Report.

The deterioration in the forecast operating position since both MYFER and the Independent Commission of Audit Interim Report is largely driven by the Australian Government shifting the timing of grant payments to reduce its own expenditure in 2012-13 in order to budget for a surplus in that year. Significant redundancy costs are also included in 2012-13.

A mismatch between the timing of natural disaster revenue from the Australian Government and the timing of the associated expenditure had previously been identified in the 2011-12 State Budget. However, the Australian Government’s 2012-13 Budget further exacerbated the mismatch, bringing forward additional natural disaster funding and also re-profiling funding for other purposes, such as road programs, to reduce their expenditure in 2012-13.

22	Budget Strategy and Outlook 2012-13

As detailed in Chapter 4, grant funding from the Australian Government is expected to be approximately $4 billion lower in 2012-13 than in 2011-12. The main contributors to this reduction are lower payments for natural disasters following significant advance payments as well as a range of payments such as road program funding and local government grants being brought forward into 2011-12.

The other key drivers in the deterioration of the forecast 2012-13 net operating position since the 2011-12 MYFER are:

•

a forecast reduction in royalty revenue of $804 million (excluding measures announced in this Budget) due to downward revisions to export volume forecasts and export prices and an upwardly revised exchange rate assumption

•

changes in estimated natural disaster expenditure and revenue, primarily associated with disaster events that have occurred since the 2010-11 floods and Cyclone Yasi, contributing $596 million to the deterioration.

As outlined in Chapter 1, measures implemented by the Queensland Government, incorporating election commitments and fiscal repair measures, have a small cost in 2012-13. This largely reflects a majority of measures being implemented during the year (such that a full year benefit is not realised in 2012-13) as well as budgeting for the cost of redundancy payments.

Forward estimates

Significant improvements in the net operating balance are projected across the forward estimates as a result of the Government’s fiscal repair measures, which are estimated to benefit the operating position by an average of approximately $2 billion per annum from 2013-14 onwards.

As recommended in the Independent Commission of Audit’s Interim Report, the majority of measures are designed to reduce expenditure, supplemented by a number of targeted revenue measures. Details of these measures are provided in Budget Paper 4 – Budget Measures.

Total operating expenses are expected to decline slightly in 2013-14 (by $568 million, or 1.2%) reflecting both the Government’s measures, the provision for redundancy payments in 2012-13 and the elevated level of natural disaster expenses in 2012-13. Expenses grow modestly from 2014-15 onwards.

Abstracting from measures, the most significant changes since 2011-12 MYFER relate to downward revisions in tax forecasts, primarily as a result of a moderation of forecast transfer duty growth rates. These revisions take into account the Independent Commission of Audit’s view that previous estimates were overly optimistic.

Further details on revenue and expenditure projections are contained in Chapters 4 and 5 respectively.

Budget Strategy and Outlook 2012-13	23

Fiscal balance

A fiscal deficit of $10.768 billion is budgeted for 2012-13. As with the operating balance, the estimated fiscal balance is significantly impacted by the timing of Australian Government funding, particularly with regards the mismatch between natural disaster revenue and expenditure. The estimated impact of natural disaster arrangements on the fiscal balance across the forward estimates is outlined in Table 2.3 earlier in this chapter.

The fiscal deficit expected in 2012-13 represents a $2.814 billion deterioration from the 2011-12 MYFER estimate of $7.954 billion. This reflects the revisions to the operating position, as well as movements in net capital purchases, which have been revised up by $735 million primarily due to upward revisions to natural disaster capital expenditure principally as a result of the flooding in 2012.

From 2013-14 onwards, there is a significant improvement in the fiscal balance each year, relative to both the 2011-12 MYFER and the Independent Commission of Audit Interim Report, as natural disaster revenue and expenses normalise and the Government’s fiscal repair measures take effect. Fiscal repair measures are estimated to improve the fiscal balance by an average of $2.4 billion per annum from 2013-14 onwards.

Cash Flows and Balance Sheet

General Government Sector

Cash surplus/(deficit)

A cash deficit of $10.676 billion is expected for the General Government sector in 2012-13, reducing to $3.255 billion in 2013-14, with cash surpluses projected from 2014-15 onwards.

Capital purchases

Total General Government capital purchases of $7.653 billion are budgeted for 2012-13, $666 million higher than forecast in the 2011-12 MYFER, primarily due to restoration works for natural disasters. Budget Paper 3 – Capital Statement provides details of budgeted 2012-13 capital outlays, by portfolio.

Over the period 2012-13 to 2015-16, purchases of non-financial assets (capital purchases) in the General Government sector of $25.118 billion are planned.

24	Budget Strategy and Outlook 2012-13

Borrowing

Net borrowings of $11.244 billion are budgeted for 2012-13, with the $1.924 billion deterioration since 2011-12 MYFER driven by the same factors as the deterioration in the fiscal balance. Net borrowing requirements improve significantly across the forward estimates, with a negligible net borrowing requirement ($11 million) projected in 2015-16.

The net borrowing requirement is larger than implied by the fiscal balance each year due to the reinvestment of earnings on financial assets, equity injections to PNFC entities and the non-cash nature of some items in the Operating Statement.

Gross borrowings of $41.309 billion are expected in the General Government sector at 30 June 2013, $181 million less than forecast in the 2011-12 MYFER, primarily reflecting the lower borrowing requirement in 2011-12 being offset by the higher expected borrowing requirement in 2012-13. As discussed previously, much of the improvement in the fiscal aggregates in 2011-12 and deterioration in 2012-13 relates to the Australian Government mfoving grant payments between years to suit its own purposes.

Over the Budget and forward estimates period, total General Government net borrowings of $16.33 billion are planned. Gross borrowings of $46.166 billion are projected at 30 June 2015, which is $3.383 billion lower than projected in the MYFER, reflecting the implementation of the Government’s fiscal repair measures and despite the upward revisions to natural disaster expenditure estimates.

Budget Strategy and Outlook 2012-13	25

Non-financial Public Sector

Net borrowings in 2012-13 are estimated at $10.894 billion, compared to a 2011-12 MYFER forecast of $11.862 billion. This reflects the improvement in the PNFC sector’s net borrowing requirement more than offsetting the deterioration in the General Government sector’s borrowing requirement, noting this was largely driven by changes to the timing of Australian Government payments.

Total net borrowings across 2012-13 and the forward estimates are expected to be $20.259 billion. These borrowings represent less than half of the planned $42.088 billion of purchases of non-financial assets in this period, which includes $16.970 billion in the PNFC sector.

As outlined in Chart 2.1, gross borrowings are expected to reach $81.749 billion at 30 June 2015, $4.6 billion lower than the comparable Independent Commission of Audit estimate. It should be noted that the Independent Commission of Audit’s estimates published in their Interim Report have been adjusted to ensure consistency with the 2011-12 MYFER and 2012-13 Budget in relation to the treatment of the reclassification of Queensland Treasury Holdings into the PNFC sector.

26	Budget Strategy and Outlook 2012-13

3	ECONOMIC PERFORMANCE AND OUTLOOK

  FEATURES

•     Reflecting the impact of the Euro debt crisis on prospects in the US and Asia, Queensland’s major trading partners are forecast to expand by 3% in both 2012 and 2013 - below an annual average of 4 1/2% in the two decades prior to the Global Financial Crisis (GFC). With growth in advanced nations subdued, global growth is forecast to be predominantly driven by emerging Asia.

•     Despite a weaker global backdrop, State economic growth is estimated to have accelerated to a four year high of 4% in 2011-12, after natural disasters and the GFC slowed growth in prior years. Faster growth was driven by a record 42.3% surge in business investment, as construction ramped up on LNG and coal projects. Good growing conditions also boosted rural exports to new highs.

•     However, the recovery has not been broad based. A high A$ and softer global growth weighed on tourism, education and manufactured exports in 2011-12. Slower population and jobs growth, tight credit conditions and more cautious households kept dwelling investment subdued for most of the year.

•     With some of these factors persisting into this financial year, resource exports and investment are the main drivers of a forecast further 4% economic growth in 2012-13. In particular, the passing of supply disruptions and some recovery in global industrial production are forecast to drive higher coal exports.

•     Economic growth is forecast to ease slightly to 3 3/4% in 2013-14, as LNG construction peaks that year. However, growth in consumer spending and dwelling investment is forecast to improve, reflecting stronger jobs growth, some recovery in asset prices, and past cuts in interest rates.

•     Public final demand is expected to fall  1/2% in 2012-13 and 2 1/4% in 2013-14, as this budget establishes a path to sustainable public finances and growth in the private sector gathers pace. This will be supported by State Government reforms in 2012-13 including transferring some $500 million of annual work to the private sector from areas such as RoadTek, QBuild and Project Services.

•     As the mining boom enters its export phase, economic growth is projected to rise to an annual average of 4 1/2% over 2014-15 and 2015-16. Some easing in the A$ and stronger global growth should also benefit trade exposed sectors.

•     Subdued business confidence and the competitive pressures of the high A$ are forecast to see employment growth remain below trend in 2012-13, causing a rise in the unemployment rate to 6% in year-average terms. As economic growth becomes more broad based over 2013-14 to 2015-16, the year-average unemployment rate is projected to begin falling again.

Budget Strategy and Outlook 2012-13	27

EXTERNAL ENVIRONMENT

International conditions

After the onset of the Global Financial Crisis (GFC) in 2008 and 2009, world output bounced back in 2010, due to large fiscal stimulus in China and the US as well as global monetary easing. However, growth has lost momentum since 2011. Despite near zero interest rates in advanced economies, losses in wealth via declines in house, equity and other asset prices have seen financial and household sectors continuing to deleverage. Lower consumer demand, greater risk aversion and tight credit conditions have weighed on business spending.

The public bailout of private institutions and weaker tax revenues have culminated in the next phase of the GFC – the sovereign debt crisis. The escalation in the crisis in Europe over the past year has had flow on effects via trade and financial ties to the US and Asia, where there have been signs of faltering growth. Reflecting these trends, international institutions have downgraded global prospects and called for more decisive action in Europe and in other economies that still have scope to ease policy.

Compared with a year earlier, growth in Queensland’s trading partners, on an export weighted basis, is now forecast to be around 1 1/4 and  3/4 percentage points weaker in 2012 and 2013 respectively (see Chart 3.1). Growth is still forecast to strengthen from 2.6% in 2011 to 3% per annum in 2012 and 2013, as Japan rebuilds from the tsunami and policy is relaxed further in emerging Asia to support growth. However, this would represent a rate well below an annual average of 4 1/2% in the two decades prior to the GFC.

28	Budget Strategy and Outlook 2012-13

European policy makers appeared to make inroads in June 2012, when a pro-Euro party won the Greek election and a Summit meeting agreed on how rescue funds could more effectively recapitalise Spanish banks. However, these events only temporarily allayed concerns over a Euro breakup or sovereign default. After falling further behind fiscal targets, opposition has grown over another bailout to keep the Greek Government solvent, while a 6.8% fall in Italian GDP since 2007 has raised solvency concerns in the Euro area’s third largest economy. In Spain, the need for regional governments to seek financial aid from the national Government sent sovereign 10-year bond yields back above 7% in July, a ‘threshold’ level that has tended to put debt to GDP ratios on an unsustainable path in other European economies (see Chart 3.2a).

Europe is still expected to remain in recession for the rest of 2012 (see Chart 3.2b). This reflects the adverse impact on economic activity of European fiscal austerity, rising unemployment, the bursting of property bubbles and a credit crunch in the banking sector. The depreciation in the Euro has also not been enough to support an export-led recovery in peripheral economies of Greece, Portugal, Spain and Ireland, with the currency underpinned by stronger economies such as Germany. A relatively strict mandate of the European Central Bank (ECB) that focuses on price stability and largely precludes the ‘bailout’ of member governments has also resulted in less monetary easing compared with other economies.

Budget Strategy and Outlook 2012-13	29

Longer term solutions to the European debt crisis include a proposal for a ‘fiscal union’, involving the creation of a centralised budget and Euro-wide bonds to lower borrowing costs for the periphery. The ECB has outlined it will provide more support by purchasing the sovereign bonds of governments that formally apply for Euro rescue funds as they implement the required budget cuts for such a union. A ‘monetary union’ with ECB oversight of the banking system has also been advocated to help improve cross-border credit flows and confidence in the banking system. However, with countries likely to be reluctant to surrender their policy making to a centralised authority, and with many details still to be worked through, agreed and implemented, the Euro-zone will continue to be a source of market volatility as members search for a longer-term solution.

More aggressive fiscal and monetary easing along with signs of a bottoming out in the US housing sector – one of the original catalysts for the GFC – provide for a more optimistic outlook for the US economy relative to Europe. After falling by 30% since late 2007, house prices stabilised in mid-2012, while dwelling construction has begun increasing during 2012. With construction accounting for 20% of the 8.8 million in job losses during the US recession between 2008 and early 2010, any recovery in this sector is expected to benefit employment and household related spending.

However, the US is still expected to expand at a sub-trend 2% in both 2012 and 2013. The Euro debt crisis has adversely affected exports, manufacturing and related investment, while fiscal consolidation has seen public sector jobs fall by half a million since early 2010. These trends have coincided with some slowing in jobs growth and retail spending in 2012. Further, the Congressional Budget Office estimates that the ‘fiscal cliff’ – scheduled spending cuts and the reversal of tax cuts – would see the US enter recession in early 2013. Current forecasts factor in some postponement of these tax increases and spending cuts. However, this requires a lift in the legislated debt ceiling and could see sovereign debt concerns spread to the US.

30	Budget Strategy and Outlook 2012-13

In Asia, Japan’s economy is estimated to recover by 2 1/2% in 2012, after the tsunami caused a 0.7% contraction in output in 2011. Growth has been supported by public reconstruction activity and private consumption due to temporary measures to stimulate demand for cars. However, there remain supply-side constraints to growth. After supplying 30% of Japan’s electricity before the tsunami, almost all of the country’s nuclear power plants remain shut down. Further, the higher Yen together with weaker external demand has seen the real value of Japan’s exports stagnate since 2010.

With a subdued outlook for advanced economies, non-Japan Asia will continue to drive global growth. The economies of China and India, now Queensland’s second and fourth largest individual markets, are forecast to record the fastest growth (see Charts 3.3a and 3.3b). This development phase, involving a shift from a rural to a manufacturing and service base, will drive demand for the State’s mineral and energy exports, while the rise of the middle class will fuel demand for service exports such as tourism and education.

Nevertheless, these economies are also expected to expand at rates below those of the mid-2000s. Annual growth in the value of China’s exports eased from 25% in mid-2011 to 1% in mid-2012, reflecting weakness in Europe and the US and a rise in the Yuan. With the post-GFC stimulus causing strong asset price growth and inflation, a tightening in policy since 2011 slowed annual economic growth to 7.6% in June quarter 2012, its lowest rate since 2009. With inflation also back under control, Chinese authorities cut interest rates in 2012 for the first time in 3 years and reduced bank reserve requirements. While another round of infrastructure spending is widely anticipated, the overheating of the economy in 2010 suggests the size of the stimulus will be more measured this time.

Budget Strategy and Outlook 2012-13	31

A key international development for Australia has been the resilience of the A$, which remains above parity despite a weaker global outlook leading to a 19% fall in commodity prices and the RBA cutting rates by 125 basis points since 2011 (see Chart 3.4a). The A$ strength partly reflects past ‘quantitative easing’ by central banks in the US, Japan, England and Europe, and expectations for further easing, which has put downward pressure on these currencies relative to the A$. Further, Australia’s ability to maintain its AAA credit rating while other nations have been downgraded has raised the ‘safe haven’ status of the A$, increasing global appetite for Australian debt (see Chart 3.4b).

External assumptions

In line with the above global developments, forecasts for Queensland economic growth are based on several other assumptions about financial markets and monetary policy:

•	reflecting RBA forecasts for inflation to now remain within its 2%-3% target band, the cash rate is expected to stay around its current rate of 3.5% for 2012-13

•

greater global appetite for Australian debt is expected to keep the A$ above parity in 2012-13, before it gradually depreciates as commodity prices ease and monetary policy in advanced economies begins to normalise late in the projection period

•	after flooding and abundant rainfall boosted water storages to near full capacity in 2011-12, seasonal conditions are assumed to return to normal from 2012-13 onward.

This chapter ends with a discussion of the risks and opportunities related to the global economy, financial markets and other assumptions driving the Queensland outlook.

32	Budget Strategy and Outlook 2012-13

QUEENSLAND ECONOMY

Summary of conditions and outlook

Despite a weakening in the global outlook during the year, Queensland economic growth is estimated to have strengthened to 4% in 2011-12. This would represent a four year high, after natural disasters slowed growth to 0.2% in 2010-11 and the GFC weighed on activity in 2008-09 and 2009-10 (see Chart 3.5). Stronger growth in 2011-12 was driven by a record 42.3% surge in business investment, as construction ramped up on major LNG and coal projects aimed at servicing long-term Asian resource demand. Further, consumer spending was boosted by transitory factors, including a catch-up in car purchases after the Japanese tsunami restricted supply, as well as a normalisation in food prices after floods. Good growing conditions also boosted rural exports to record highs.

However, the recovery has not been broad based, with the sustained high A$ and risk aversion adversely affecting non-mining activity. The elevated currency weighed on interstate tourism exports, international student enrolments and manufactured exports in 2011-12. A slowdown in population growth, tight credit conditions and more cautious households contributed to subdued dwelling construction in 2011-12. Highlighting these trends, employment fell in retail, accommodation, manufacturing and construction in 2011-12, with private sector job gains concentrated in mining and industries related to disaster recovery. Weak business confidence and competitive pressures to cut costs resulted in jobs growth easing to 0.7% in 2011-12 - its lowest rate since the early 1990s.

Budget Strategy and Outlook 2012-13	33

As some of these factors persist into 2012-13, jobs growth is forecast to stay below trend at  3/4%, causing the year-average unemployment rate to rise to 6% in 2012-13. However, ongoing resource investment and a recovery in mineral exports are forecast to see the overall economy expand by a further 4% this year. With the mining construction boom concentrated in Queensland and Western Australia, these states are forecast to record the highest economic growth of any state in 2012-13 (see Chart 3.6). Weak global conditions and industrial disputes delayed a recovery in Queensland coal exports in 2011-12 from floods, but the passing of some supply disruptions and an expected recovery in global industrial output are forecast to see coal tonnages rise in 2012-13. Dwelling investment is forecast to improve further, led by higher construction activity in mining regions.

Economic growth is forecast to ease slightly to 3 3/4% in 2013-14, largely due to a slowing in business investment growth as LNG construction peaks that year. After supporting the economy through the GFC, public sector spending is expected to fall further and detract marginally from growth, as rebuilding activity passes and reflecting fiscal repair. Growth in consumer spending and dwelling investment are forecast to improve, driven by higher jobs growth, some recovery in asset prices, and past interest rate cuts working their way through the economy. If policy steps to put the global economy on a solid footing prove successful, this should lead to stronger business confidence, supporting forecast stronger jobs growth of 2 1/2% and a fall in the unemployment rate to 5 3/4% in 2013-14.

As the current mining boom moves into its export phase, economic growth is projected to strengthen to an annual average of 4 1/2% in 2014-15 and 2015-16 (see Table 3.2). While a winding down in LNG construction growth may weigh on growth in 2014-15, the resulting ramp up in exports will bolster growth in 2015-16. An easing in the A$ and stronger global growth by this stage should also benefit trade exposed sectors. More broad-based economic growth is expected to maintain jobs growth at around 2 1/2% in both 2014-15 and 2015-16, lowering the unemployment rate further (see Chart 3.7).

34	Budget Strategy and Outlook 2012-13

Budget Strategy and Outlook 2012-13	35

Household consumption

Growth in household consumption strengthened to 5% in 2011-12, its highest rate of growth since 2007-08, the year before the GFC intensified. While this reflected the benefit of higher terms of trade and lower interest rates on disposable income growth, spending was also boosted by several transitory factors during the year. A normalisation in prices following the floods drove higher spending on food, while car purchases recovered from supply disruptions in late 2010-11 due to the natural disasters in Japan. A high A$ also encouraged spending on imports such as overseas travel. Reflecting these trends, increased spending on food, recreation and transport combined accounted for more than two-fifths of total growth in household consumption in 2011-12.

Some of these effects will pass in 2012-13, while income growth is expected to ease due to a fall in the terms of trade and the lagged impact of a soft labour market. As a result, consumption growth is forecast to slow to 2 3/4% this financial year. While lower interest rates, carbon tax compensation payments and income tax cuts should support disposable incomes, uncertainty about the outlook should see households remain cautious and save a high proportion of this additional income (see Chart 3.8). Past falls in house and equity prices will also restrict the ability and willingness of households to draw on wealth to finance spending. Growth is forecast to recover slightly to 3 1/4 % in 2013-14, in line with stronger jobs growth and an improvement in housing activity and prices.

36	Budget Strategy and Outlook 2012-13

Dwelling investment

Following falls in each of the four years since 2006-07, dwelling investment rose 1.9% in 2011-12. However, this was driven by a recovery in renovation activity, with new dwelling construction remaining subdued. Weakness in construction was first initiated by very restrictive interest rates, with the variable mortgage rate reaching 9 1/2% in 2008. While mortgage rates have since fallen, net population flows have slowed by one-third from 120,000 persons in 2008-09 to around 80,000 in 2011-12, lowering underlying housing demand. As a result, house prices fell by around 7% between their mid-2010 peak and mid-2012, dampening investor interest. More limited access to finance has suppressed developer activity, while the impact of the high A$ on tourism has weighed on regions such as the Gold Coast, which had already suffered from oversupply.

Dwelling investment, supported by an increase in the first home owner’s grant for new homes, is forecast to rise a further 1 3/4% in 2012-13. This partly reflects the impact of the resources boom on construction activity in mining regions (see Chart 3.9). While a soft labour market will continue to restrain housing demand in 2012-13, several trends point to an eventual pick-up in activity. In particular, past falls in house prices and lower interest rates have improved affordability. House prices have also showed signs of stabilising in mid-2012, which should support investor interest. Dwelling investment is forecast to record stronger growth of 5 1/2% by 2013-14, as a recovery in employment and wages growth boosts housing demand and house prices.

Budget Strategy and Outlook 2012-13	37

Business investment

Business investment surged an unprecedented 42.3% in 2011-12 (see Table 3.3), driven by a ramp-up in construction on large scale LNG projects. Relatively high prices, as well as anticipated long-term demand from emerging Asia, also drove higher investment in coal mining projects and related transport infrastructure. As a result, growth in engineering construction and to a lesser extent mining-related machinery and equipment investment drove overall growth in business investment. In contrast, non-residential buildings (such as offices, shops, factories and warehouses) grew more modestly, with the activity levels still constrained by softer jobs growth, tight credit conditions and weak business confidence throughout the year.

Business investment is forecast to rise a further 19 3/4% in 2012-13, to surpass $60 billion in real terms. This would represent a level double that of 2009-10. Progress on construction of large scale mining projects is expected to again drive growth, while the high A$ is expected to weigh on investment in trade-exposed sectors such as manufacturing (see Chart 3.10). Below average growth in consumer demand and jobs growth is expected to temper growth in commercial construction in 2012-13. Demand for office space from the resource sector has helped Brisbane office vacancy rates fall in recent years, but vacancy rates remain above 20% in the Gold Coast. While investment in non-mining sectors should improve, growth in business investment is forecast to slow to 2% as LNG investment peaks in 2013-14.

38	Budget Strategy and Outlook 2012-13

Public final demand

Very strong growth in government sector spending contributed significantly to economic growth over the decade to 2009-10. However, this level of spending was not sustainable and drove up government debt, creating the risk of a massive adjustment if not quickly addressed. If government spending had continued to grow at previous rates, debt levels would have quickly become unaffordable. This budget establishes a path to sustainable public sector finances, as the State withdraws stimulus from the economy and as growth in private sector activity gathers pace. This will be supported by State Government reforms which in 2012-13 includes transferring some $500 million of annual work to the private sector from areas such as RoadTek, QBuild and Project Services.

Public final demand – the sum of Commonwealth, state and local government recurrent spending and investment – is expected to fall  1/2% in 2012-13 and 2 1/4% in 2013-14, reflecting fiscal repair as well as the passing of expenditure related to flood rebuilding.

Budget Strategy and Outlook 2012-13	39

Net overseas exports

Overseas exports grew by an estimated 3 1/2% in 2011-12 after falling 6.9% in the flood and cyclone affected 2010-11. Coal export tonnages only rose 1.6% in 2011-12, after falling 11.3% in 2010-11, hindered by dewatering of flooded mines, industrial action, lacklustre overseas demand and competition from other exporters. Lower demand also saw coal prices fall to three year lows in early 2012-13. Growth in export tonnages is expected to pick-up in 2012-13 and 2013-14, based on increases in domestic production capacity and improved global demand. However, lower world prices and a high A$ mean nominal export earnings in 2012-13 are likely to fall, before recovering in 2013-14.

Greater production saw base metal exports rise almost 10% in 2011-12, although lower prices suppressed growth in nominal earnings. A switch from open-pit to underground mining at the Ernest Henry copper mine is expected to reduce base metal exports in 2012-13. The commissioning of Mt Margaret copper mine, George Fisher zinc expansions and Lady Loretta zinc operation should boost base metal exports in 2013-14.

With first gas exports targeted for 2014, LNG exports are projected to become Queensland’s second largest export after coal by 2015-16, surpassing $10 billion in that year (see Chart 3.11). This reflects the anticipated completion of the Curtis Island LNG and Gladstone LNG projects in 2014-15 and 2015-16 respectively, while the Australia Pacific LNG project will drive a further rise in exports beyond the projection period.

40	Budget Strategy and Outlook 2012-13

A surge in rural exports to a record high was the main driver of growth in overall export volumes in 2011-12. Abundant water supply has seen cotton planting and yields surge over the past two years, resulting in the nominal value of cotton exports doubling in 2011-12. While herd rebuilding and a high A$ limited growth in beef exports in 2011-12, healthy domestic supply conditions and lower US production due to drought should drive higher exports in 2012-13. A recovery in sugar production following the cyclone affected 2011-12 season should also see rural exports rise further in 2012-13.

While overseas tourism exports were supported by strong demand from Asia, the high A$ continued to drive more overseas travel by Australians, causing interstate tourism exports to fall in 2011-12 (see Charts 3.12a and 3.12b). The high A$ along with changes in visa rules from 2008 to 2010 also saw international student enrolments fall in 2011-12. With any fall in the A$ and recovery in global demand likely to be modest to begin with, growth in tourism exports is expected to be subdued in 2012-13, before improving in 2013-14. Federal reforms since late 2011 have helped restore the competitiveness of Australia’s education system and should arrest a recent decline in enrolments by 2013-14.

Meanwhile, imports are estimated to have risen a record 27 1/4% in 2011-12, as LNG construction ramped up. Imports are forecast to rise further in 2012-13 before plateauing in 2013-14, as LNG construction begins to wind back and the A$ depreciates somewhat. As a result, net overseas exports (exports less imports) are estimated to detract 3 3/4 percentage points from economic growth in 2011-12 and 1 1/2 percentage points in 2012-13, before contributing one percentage point in 2013-14.

Budget Strategy and Outlook 2012-13	41

Labour market

Partly reflecting greater uncertainty over the outlook, employers generally preferred to increase hours worked, rather than take on extra workers in 2011-12. While aggregate hours worked rose by 2.1%, employment growth eased to 0.7%, or 15,700 persons, the lowest rate since 1990-91. The high A$ also saw cost cutting efforts in trade exposed industries. Reflecting the multi-speed nature of the economy, employment fell in retail trade, accommodation, manufacturing and construction, but rose in mining, health care and industries involved in disaster recovery, such as insurance (see Chart 3.13).

Jobs growth is forecast to remain below average at  3/4% in year-average terms, or another 15,000 persons, in 2012-13. Notwithstanding announced cuts to operations by some companies, mining-related employment is expected to rise further, as large-scale LNG and coal projects move into their most labour intensive phase of construction. Rural employment is expected to recover following improved growing conditions. However, a still cautious business sector, fiscal consolidation and the competitive pressures of a high A$ will weigh on employment growth in some sectors. An anticipated improvement in the global economy, domestic demand and business confidence is forecast to see employment growth strengthen to 2 1/2%, or around 60,000 persons, in 2013-14.

42	Budget Strategy and Outlook 2012-13

Weak jobs growth in 2011-12 was cushioned by a fall in the labour force participation rate to a six-year low, as more marginally attached and younger workers left the labour force due to weakness in industries such as retail and construction. As a result, the year average unemployment rate remained at 5.5%. With the participation rate not anticipated to fall much further, labour force growth is forecast to exceed jobs growth in 2012-13, causing the year-average unemployment rate to drift up to 6%. However, this is expected to represent a peak in unemployment, with a strengthening in jobs growth in 2013-14 forecast to lower the unemployment rate to 5 3/4% next financial year.

More broad based economic growth is expected to support employment growth of 2 1/2% per annum in 2014-15 and 2015-16, lowering the unemployment rate further. This longer-term outlook is consistent with projections of an increase in employment of more than 220,000 persons between 2011-12 and 2016-17 in the Industry Employment Projections – 2012 Report released by the Commonwealth Department of Education, Employment and Workplace Relations.

Prices and wages

Inflation, as measured by growth in Brisbane’s Consumer Price Index (CPI), eased to 1.9% in 2011-12, the slowest growth in 12 years. Slower growth partly reflected a number of transitory factors, including a normalisation in food prices toward pre-natural disaster levels and softer growth in tobacco prices following the increase in federal tobacco excise in the previous year. Growth in housing costs also slowed, as weaker activity saw house construction costs decline, while growth in utility costs also eased.

Abstracting from the carbon tax, year-average inflation is forecast to strengthen slightly to 2% and 2 3/4% in 2012-13 and 2013-14. Some turnaround in the housing cycle is expected to contribute to stronger growth in construction costs and prices for household furnishings and durables. As the dampening impact of the past rises in the exchange rate dissipates, prices for discretionary goods and services are not expected to repeat some of the declines seen in the past two years. With the Commonwealth estimating the carbon tax to have a one-off impact of  3/4 of a percentage point on the CPI in 2012-13, headline Brisbane inflation of 2 3/4% is forecast for this year.

With both inflation and employment growth easing to their slowest rates in more than a decade, year-average growth in the Wage Price Index (WPI) in Queensland is forecast to moderate from 3.7% in 2011-12 to 3 1/4% in 2012-13. As the labour market improves, annual growth in the WPI is forecast to strengthen modestly to 3 1/2% in 2013-14.

Budget Strategy and Outlook 2012-13	43

Population

Population growth is estimated to be 1 3/4% per annum in 2012-13 and 2013-14, before strengthening somewhat to 2% per annum in 2014-15 and 2015-16. However, this growth remains below the peak of 2.9% recorded in 2008-09. A slowdown in net overseas migration has been the main driver of lower population growth since late 2008, reflecting the impact of the GFC and higher A$ on migrant flows, as well as a turnaround in overseas education arrivals. However, overseas migration has begun to pick up slightly since March quarter 2011 (see Chart 3.14), reflecting better job prospects nationally and in mining regions relative to overseas. Following a general fall since March quarter 2003, net interstate migration has recovered slightly in recent quarters.

44	Budget Strategy and Outlook 2012-13

Risks to the economic outlook

Global forecasts in recent times have focussed on three assumptions, and thus, three key risks: that European policy makers progress in an orderly way toward a long term solution; that the US raises the debt ceiling while convincing markets that measures will be taken to restore medium term fiscal sustainability, and that more policy easing in Asia is forthcoming and effective in bolstering growth.

There still remains a risk of a disorderly break-up of the European Union. While a small economy, any exit, or potential exit, of Greece from the Euro-zone could cause contagion to larger members such as Italy and Spain, where debt sustainability is increasingly coming under question. The size of current Euro bailout programs is not large enough to finance funding needs should these governments lose market access.

A default in these larger economies would see a collapse in asset prices and another global credit crunch, as counterparty risk rises greatly and institutions repair balance sheets from sovereign debt losses. A re-alignment of exchange rates following a Euro-area break up would also be destabilising to markets and economies worldwide.

As occurred during the political gridlock in 2011, economic activity and financial markets would be adversely affected by delays in raising the US debt ceiling. Outright inability to do so could potentially cause a US recession in early 2013, as tax hikes and spending cuts come into effect.

However, raising the ceiling without a credible plan to restore public finances onto a sustainable path could see markets reassess US sovereign risk. Resulting capital outflows would raise US borrowing costs and cause other economies to bear some of the adjustment through appreciation of their currencies against the US$.

The current slowdown in Europe and US could also impact more heavily on Asia and therefore commodity prices, than currently anticipated. These advanced economies take 35% and 25% of China’s and India’s exports respectively. The recent easing in growth in emerging Asia has already impacted on domestic export earnings, with benchmark coking and thermal coal prices falling to three year lows in mid-2012 and some coal producers already announcing production cuts.

These headwinds have seen hope of a turnaround in global growth increasingly rest on policy easing in emerging Asia. However, already elevated local government debt levels have created opposition to another large scale fiscal stimulus in China, while the transfer of the top level leadership later this year may see some policy decisions delayed. As a result, the size and pace of fiscal stimulus may be less than currently anticipated by most forecasters. While economic growth in India slowed to a post-GFC low in early 2012, inflation remains high due to a lack of structural reform and a lower rupee, while the fiscal deficit remains large. This could restrain Indian authorities’ ability to ease policy.

Budget Strategy and Outlook 2012-13	45

Any manifestation of these global risks would heavily impact on the Australian economy through trade flows, credit channels, wealth and confidence effects, as well as investment intentions in the mining sector. More scope for fiscal and monetary easing in Australia would provide some buffer, while a lower A$ would also provide some cushioning effect. However, the A$ depreciation may not be as sharp as during the initial GFC, given the increased ‘safe haven’ status of Australian assets.

In the event that global risks are avoided, a domestic risk relates to a more significant adjustment in sectors sensitive to a high A$, such as retail, manufacturing and tourism. The longer the A$ is elevated, the more likely businesses will interpret this as a permanent change in conditions and continue cost-cutting to raise competitiveness. This could adversely affect growth and labour outcomes over this adjustment phase.

More positively, a key upside risk under a scenario in which the world economy navigates through current headwinds is the potential for higher mining investment. Medium-term projections do not factor in large-scale projects, such as thermal coal projects in the Galilee Basin and related infrastructure, which have not yet reached final investment decision.

46	Budget Strategy and Outlook 2012-13

4	REVENUE

FEATURES

•     Total General Government sector revenue is estimated to be $42.224 billion in 2012-13. The decrease of $3.483 billion (or 7.6%) on 2011-12 estimated actual revenue is primarily driven by the Australian Government bringing forward payments into 2011-12.

•     The Government has implemented multiple measures to assist in reducing cost of living pressures on Queensland households and business:

•     the principal place of residence transfer duty concession has been reinstated from 1 July 2012 saving homebuyers up to $7,175

•     the payroll tax threshold increased from $1 million to $1.1 million, with further threshold increases of $100,000 scheduled in each year of the forward estimates

•     the industry waste disposal levy has been abolished

•     motor vehicle registration fees have been frozen for the first term of this Government

•     planned public transport fare increases have been halved, with further changes made to reward frequent public transport users

•     a water rebate of up to $80 per domestic water connection is being provided in South East Queensland

•     the standard residential electricity tariff has been frozen.

•     The Independent Commission of Audit found that there is a significant imbalance between the State’s level of expenditure and revenue raising effort. Further, key sources of revenue such as transfer duty and the GST are unlikely to grow as strongly as they did in the period leading up to the global financial crisis.

•     The Government has introduced a number of revenue measures to assist with the fiscal repair task:

•     the transfer duty rate applicable for transactions valued at above $1 million will be increased from 5.25% to 5.75%

•     the coal royalty rate of 10% on the value above $100 per tonne will be replaced with a rate of 12.5% on the value between $100 and $150 per tonne and a rate of 15% applied to the value above $150 per tonne

•     changes to gaming taxes applicable to clubs and hotels, with casinos also making an additional contribution.

•     Queensland will retain its competitive tax status, with per capita state tax estimated at $2,347 in 2012-13, compared to an average of $2,842 for the other states and territories.

Budget Strategy and Outlook 2012-13	47

This chapter provides an overview of General Government sector revenue for the 2011-12 estimated actual outcome, forecasts for the 2012-13 Budget year and projections for 2013-14 to 2015-16.

2011-12 Estimated Actual

General Government revenue in 2011-12 is estimated to be $45.707 billion, which is $2.707 billion (or 6.3%) more than the 2011-12 Budget estimate.

Significant variations from the 2011-12 Budget estimates include:

•

a $2.343 billion increase in Australian Government grants including a $1.787 billion increase in natural disaster payments, and a bring forward of roads funding from the Commonwealth, partially offset by a $457 million decrease in GST distributed to Queensland

•

a $502 million (or 14.6%) decrease in royalty and land rent revenue, primarily associated with significantly lower than expected coal exports, due to a slower recovery from 2010-11 flooding and industrial action, and the appreciation of the AU$-US$ exchange rate.

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2012-13 REVENUE BY CATEGORY

General Government revenue in 2012-13 is estimated to be $42.224 billion, $3.483 billion (or 7.6%) lower than the 2011-12 estimated actual revenue of $45.707 billion. This is largely due to expected decreases in grant revenue from the Australian Government due to bringing forward funding, such as natural disaster relief and road program funding from 2012-13 to 2011-12.

Major sources of General Government revenue in 2012-13 are grants revenue (44% of revenue) and taxation revenue (26.1%). Chart 4.1 illustrates the composition of General Government revenue.

Budget Strategy and Outlook 2012-13	49

Chart 4.2 compares 2012-13 estimates with 2011-12 estimated actuals. The overall result largely reflects payments from the Australian Government being brought forward from 2012-13 into 2011-12.

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REVENUE MEASURES – ELECTION COMMITMENTS

During the 2012 Election the now Government committed to improving the cost of living for Queensland households, as well as reducing the costs and regulation associated with doing business in Queensland.

From 1 July 2012, the Government has implemented the changes shown in Table 4.2 in line with the election commitments. The full impact of election commitments can be found in Budget Paper 4 – Budget Measures.

Payroll Tax – Threshold Increase

Since 1 July 2006, Queensland has had a payroll tax rate of 4.75% and a $1 million exemption threshold, with employers having payrolls up to $5 million receiving a partial threshold deduction. As the exemption threshold has not been increased since then, wages growth has resulted in employers being disadvantaged by either crossing the exemption threshold to become liable for payroll tax or receiving less of the benefit of the deduction.

From 1 July 2012 the exemption threshold has increased to $1.1 million and employers with payrolls up to $5.5 million now benefit from a partial deduction. This change will benefit businesses by reducing the costs associated with employing staff and also promote employment growth by removing any disincentive to employ staff.

Queensland has the lowest payroll tax rate in Australia and the highest payroll tax threshold of any state.

This threshold increase is the first of six annual increases to an eventual threshold of $1.6 million in 2017-18. Table 4.3 shows an interstate comparison of payroll tax rates and thresholds from 1 July 2012.

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Transfer Duty – Principal Place of Residence Concession

From 1 July 2012, the Government has reinstated the principal place of residence transfer duty concession (home concession), which had been withdrawn by the previous Government.

The concession provides assistance of up to $7,175 for eligible homebuyers, ensuring that people buying their own home will not pay as much duty as investors.

Table 4.4 shows the impact of the reinstatement of the principal place of residence concession and the associated changes to transfer duty rates.

52	Budget Strategy and Outlook 2012-13

Table 4.5 contains an interstate comparison of the transfer duty payable on a principal place of residence from 1 July 2012 for non-first homebuyers. Transfer duty on a principal place of residence is substantially less in Queensland than in other states, providing a significant benefit to Queenslanders. First homebuyers in Queensland also enjoy significant additional concessions, with no duty payable on first homes valued up to $500,000.

Private Motor Vehicle Registration Fees

Under the previous Government, Queensland had become one of the most expensive jurisdictions in Australia to own and operate a motor vehicle. In response, the Government has frozen registration fees for private vehicles for its first three year term. This measure will save Queenslanders $3.50 to $10.10 per vehicle in 2012-13, with larger savings in 2013-14 and 2014-15.

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Public Transport Fees

Under the previous Government, public transport fares were scheduled to increase by a compounding 15% per annum in the next two years, bringing them to double their 2009 levels by 2014. This Government has halved the proposed fare increases over the next two years to deliver a real benefit to commuters. In addition, the Government is supporting frequent users of public transport by providing free travel for go card users after they have made nine trips during a week.

Repeal of Industry Waste Disposal levy

To reduce compliance costs and red tape on businesses, the Industry Waste Disposal Levy introduced by the previous Government has been repealed. This represents a saving to business of $96 million in 2012-13.

Other Revenue Measures

The Government has increased the Queensland penalty unit from $100 to $110, which will contribute towards funding the increase in front line police numbers.

The Government will conduct a trial using third party agents to collect unpaid State Penalties Enforcement Registry (SPER) fines. There is currently in excess of $770 million of outstanding SPER fines and similar trials by the Australian Tax Office have proven worthwhile.

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QUEENSLAND’S REVENUE TRENDS

The Independent Commission of Audit’s Interim Report highlighted the gap that currently exists between the State’s level of expenditure and revenue, which has resulted in significant increases in borrowings. A key contributor to the current revenue and expense imbalance is that revenue growth since 2007-08 has slowed, while the pace of expenditure growth has not.

For most of the past decade, until the global financial crisis commenced in 2008-09, Queensland enjoyed strong growth in key discretionary revenue sources, namely GST, taxation and mining royalties. From 2001-02 to 2007-08, annual growth in these revenues averaged 10% compared with 6% in the decade prior, noting that Queensland received financial assistance grants from the Commonwealth, rather than a share of GST, during this period.

Queensland’s share of GST revenue grew by an average rate of 8% across 2001-02 to 2007-08, primarily due to strong growth in national GST collections. Growth in GST was supported by strong growth in household consumption and dwelling investment activity, which were sustained by high levels of consumer confidence and partly funded by increases in household borrowings.

Budget Strategy and Outlook 2012-13	55

Annual growth in transfer duty averaged over 22% from 2000-01 to 2007-08 driven by Queensland’s relative affordability of housing, high population growth and the impact of the burgeoning mining sector. This was a key contributor to total taxation growth of 12% per annum over this period, with revenue from transfer duty effectively used to offset a number of reductions in other taxes.

Royalty revenue grew strongly between 2000-01 and 2007-08, with increases in revenue in excess of 50% in both 2004-05 and 2005-06. In contrast to the other key discretionary revenues, royalty revenues reached a peak in 2008-09, as record coal prices had been contracted prior to the onset of the global financial crisis. Royalty revenue then fell significantly in 2009-10, along with coal contract prices, and has not yet returned to the levels of 2008-09.

The key factors that drove growth in these revenue items are not expected to be repeated during the forward estimates period.

Increased levels of consumer caution have been sustained for some time and, combined with slower rates of population growth nationally, have led to a number of downward revisions in the Australian Government’s forecasts of GST collections. The current forecasts indicate that growth in national GST collections of just less than 5.5% per annum is expected across the forward estimates. However, Queensland’s share of GST is expected to increase further in 2013-14, supporting growth in GST revenue that is stronger than the national average.

Transfer duty growth is also expected to be modest, relative to that experienced between 2000-01 and 2007-08. The primary reasons for this are slower population growth and enduring consumer caution. Growth of around 6% per annum is expected over the period 2008-09 to 2015-16.

While housing turnover over the forward estimates is expected to improve from its current historically low levels and prices recover modestly, this will still see transfer duty grow less than was the case for most of the past decade, with expected growth rates across the forward estimates more conservative than in previous budget updates. As a result, transfer duty collections are expected to remain below the 2007-08 peak until beyond 2015-16.

While royalty revenue is expected to decline in 2012-13, primarily due to the current weakness in coal prices, strong growth is expected in 2013-14 onwards, supported by growth in export volumes. However, the average growth rates projected across the forward estimates are still substantially lower than experienced during the 2000s, which was driven by sharp increases in price to a greater extent than volume growth.

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2012-13 BUDGET INITIATIVES

The Independent Commission of Audit’s Interim Report contained a number of possible options for broad based revenue measures to assist with the fiscal repair task. The Government has considered the Independent Commission’s findings and has determined that there is scope to implement revenue measures to improve the overall fiscal position of the State. Further information on the financial impacts of these measures can be found in Budget Paper 4 – Budget Measures.

Transfer Duty

From commencement of the amending legislation, expected on 17 September 2012, the threshold for the highest marginal rate of duty will increase from $980,000 to $1 million. The duty rate that applies above this value will increase from 5.25% to 5.75%. This measure is expected to result in a part year impact of an additional $55 million in 2012-13 and $92 million in 2013-14, the first full year of operation.

Table 4.6 provides the current and revised transfer duty rate schedules incorporating changes due to election commitments and Budget measures.

Budget Strategy and Outlook 2012-13	57

Table 4.7 contains an interstate comparison of transfer duty payable between $1 million and $5 million, showing that Queensland’s transfer duty regime will continue to be competitive with other mainland states.

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First Home Owners Construction Grant

Consistent with the recommendation of the Independent Commission of Audit, the Government will restrict eligibility for the First Home Owner Grant to those buying or building new homes for contracts entered into on or after 11 October 2012. This will result in a saving to the Budget while also providing an incentive for first home buyers to buy or build a new home, rather than an established dwelling.

To further support housing construction, the First Home Owner Construction Grant provides an increase in the total grant to $15,000 for new homes where the contract to buy or build is entered into on or after 12 September 2012. This will provide an important boost to the housing construction sector.

First home buyers will continue to not pay any transfer duty on homes valued up to $500,000 and will be able to access concessional duty rates for homes valued between $500,000 and $550,000. Table 4.8 provides an interstate comparison of the rates of duty payable and grants accessible by first home buyers of new homes, including at the median house prices of $380,000 for first homes in Brisbane and around $500,000 for all homes in Brisbane.

Queensland’s grants and concessions for first home buyers will be the most generous of any State, noting that New South Wales has announced it will provide a $15,000 grant from 1 October 2012 which temporarily matches that available in Queensland.

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Coal Royalties

The Independent Commission of Audit recommended that the Government consider increasing coal royalty rates in line with the increases in New South Wales, which are intended to apply only to coal companies that are subject to the Australian Government’s Mineral Resources Rent Tax (MRRT).

Given the complexity of the MRRT and the uncertainty as to whether any mining operations in Queensland will be liable for the MRRT at a particular point in time, the Government has decided to increase the rates applying in the current royalty regime, rather than attempt to replicate the New South Wales approach. However, if any Queensland coal mining operations are liable for the MRRT, the state royalty will be creditable against their MRRT liability under existing Australian Government arrangements.

To ensure there is no impact on mines producing lower value coal, there will be no increase in the royalty rate applied to the first $100 per tonne of all coal. This means that where the value of coal is less than $100, the royalty rate will be maintained at 7%.

Where the value of coal is above $100 per tonne, the royalty rate applied to the portion of value above $100 will increase from the current rate of 10%. For the portion of value between $100 and $150 per tonne, the rate will be 12.5%. A third tier will be introduced, with a rate of 15% applied to the portion of value above $150 per tonne.

Consistent with the current structure, the revised royalty regime will mean that the royalty rate applied will increase when coal prices increase and decline when coal prices fall. The royalty payable per tonne at a range of prices is identified in Table 4.9.

60	Budget Strategy and Outlook 2012-13

The increased royalty rates will apply for coal sold, disposed of or used on or after 1 October 2012 and are expected to raise an additional $201 million in 2012-13, increasing to $474 million in 2013-14, the first full year.

To assist the coal industry to reduce costs and otherwise lower the regulatory burden, the Government is establishing a Cabinet Committee comprising the Deputy Premier and Minister for State Development, Infrastructure and Planning, the Treasurer and Minister for Trade, the Minister for Environment and Heritage Protection and the Minister for Natural Resources and Mines, which will work with industry to develop a package of agreed measures within 100 days. Enhancements to productivity in this sector will make it even more competitive. The Government will also guarantee for a period of ten years (end of the 2021-22 financial year) that coal royalties will not be increased again.

Gambling Taxes

Following consideration of the Independent Commission of Audit recommendations, the Government is introducing an additional tier into the gaming machine tax rate structure that will increase the gaming machine tax payable by clubs where monthly metered win (player loss) exceeds $850,000 per month.

The Government will also rescind the previous Government’s decision to reduce the rate of the health services levy payable by hotels where the monthly metered win (player loss) exceeds $100,000 per month.

The Government is working with the casino industry to deliver an additional contribution to the Budget, which is expected to increase to $8 million per annum by the end of the forward estimates.

These measures will result in a $16.5 million increase in revenue from the gaming industry in 2012-13.

The Government will implement a range of regulatory reform proposals that will reduce the regulatory burden on the gaming and liquor industries, which will assist in offsetting the financial impact of these revenue measures.

Exemption of Farm-ins from Duty on Transfer of Exploration Permits

As part of the Government’s commitment to support Queensland’s junior exploration sector, arrangements known as “farm-ins” will be exempted from duty.

Farm-ins are common in the minerals and petroleum sectors in particular and are used as a mechanism to share risk. Under a farm-in, the holder of an exploration permit grants to another party the right to earn an interest in the permit by undertaking or funding exploration activities. This exploration and development expenditure will be exempt from duty. The scope and technical design of the exemption will be a matter for consultation with Industry.

This measure is estimated to cost $5 million per annum, although the size and number of arrangements can vary significantly from year to year.

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TAXATION REVENUE

One of the Queensland Government’s key fiscal objectives is to maintain a competitive tax regime promoting economic development and jobs growth, whilst raising sufficient revenue to meet the service and infrastructure needs of the people of Queensland.

Total revenue from taxation is expected to increase by 4.1% in 2012-13, somewhat below the expected increase in nominal gross state product (GSP), reflecting the implementation of the tax cuts announced by the Government during the election.

62	Budget Strategy and Outlook 2012-13

Chart 4.4 indicates the composition of estimated state taxation revenue for 2012-13.

The largest sources of taxation revenue are payroll tax and transfer duty, which together represent over 51% of the State’s total taxation revenue in 2012-13.

Payroll tax (33.7% of total tax revenue in 2012-13) has a stable base with growth driven by the underlying strength of the State economy. In contrast, revenue growth from transfer duty (representing 17.8% of tax revenue) can vary significantly from year to year due to volatile movements of both the residential and non-residential segments of the property market.

Other duties, including vehicle registration duty and insurance duty represent 10.2% of total tax revenue.

Gambling taxes and levies represent 9.5% of tax revenues in 2012-13. Motor vehicle registration, which is classified as a tax, represents 13.2% of total tax revenue.

Land tax represents 9.5% of total revenue in 2012-13. While also subject to the volatility of price movements in the property market, this impact is moderated by a relatively stable base and the effect of three year averaging of land values for assessments.

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Payroll tax

Payroll tax is chargeable at a rate of 4.75% when the total yearly Australian taxable wages of an employer, or those of a group of related employers, exceed the exemption threshold of $1.1 million.

The overall payroll tax rate of 4.75% is the lowest in Australia and the exemption threshold of $1.1 million is the highest threshold of any state. Queensland employers with total yearly Australian taxable wages between $1.1 million and $5.5 million also obtain a partial deduction, with the deduction withdrawn at a rate of $1 in every $4 of taxable wages.

Payroll tax collections are estimated to be $3.715 billion in 2012-13. This represents an increase of 7.2% on the 2011-12 estimated actual, which is due to slightly higher than expected state-wide taxable employment and wages growth, due to the dominance of mining and associated services in the payroll tax base.

Duties

Duties are levied on a range of financial and property transactions. Overall, revenue from duties is forecast to increase by 0.1% in 2012-13.

The major duties include transfer, vehicle registration and insurance duties.

•

Transfer duty is charged at various rates on the transfer of real and business property. The Queensland Government offers extensive concessions for the transfer of land where the property is purchased as a home.

Revenue from transfer duty is expected to decrease by 3.4% in 2012-13. This is primarily the result of the reinstatement of the principal place of residence concession more than offsetting the increase in the top marginal rate of duty.

Underlying 2012-13 estimates are slightly higher than the 2011-12 estimated actuals reflecting expectations of subdued growth in both the housing sector and the value of non-residential property transfers.

•

Vehicle registration duty is charged at rates of between 2% and 4% of the dutiable value of a motor vehicle on the transfer or initial registration of the motor vehicle, with the rate depending on the number of cylinders of the vehicle.

Revenue from vehicle registration duty is expected to increase 2.8% in 2012-13, reflecting some increase in the value of motor vehicle sales as the economy grows.

64	Budget Strategy and Outlook 2012-13

•

Insurance duty is charged on contracts of general insurance, life insurance and accident insurance. The base rate for most general insurance products is 7.5%, with certain general insurance products such as motor vehicles, accident insurance and temporary or term life insurance charged at the rate of 5%. Other contracts of life insurance are charged at 0.05% of the sum insured up to $2,000, and 0.01% of the balance of the sum insured. Revenue from insurance duty is expected to grow by 10.61% in 2012-13, reflecting expected increases in levels of insurance coverage and premium growth.

Transfer duty is currently payable on the transfer of mining and petroleum tenures. However, direct and indirect transfers of exploration permits or authorities to prospect do not attract duty. With effect from 10.30am on 13 January 2012, duty will apply to the direct and indirect transfer of exploration permits and authorities to prospect.

The grant of mining tenures including exploration permits and authorities will continue to be exempt from duty. Other changes will also be made to clarify the duty treatment of certain aspects of transactions relating to mining and petroleum tenures. This policy change will more closely align Queensland’s duty treatment of exploration permits and authorities to other resource states.

As part of the Government’s commitment to support Queensland’s junior exploration sector, arrangements known as “farm-ins” will be exempted from duty with the scope and technical design of the exemption to be finalised in consultation with industry.

The landholder provisions will also be amended to clarify their application in relation to items fixed to land where they are capable of separate ownership from the land.

Gambling taxes and levies

A range of gambling activities are subject to state taxes and levies. Total gambling tax and levy collections are estimated to increase by 4.9% in 2012-13, supported by the increased contribution from the gaming industry as a result of the measures outlined above.

Land tax

Land tax is levied on the taxable value of the landowner’s aggregated holdings of freehold land owned in Queensland as at midnight on 30 June each year. The principal place of residence is deducted from this value.

Resident individuals are generally liable for land tax if the total taxable value of the freehold land owned by that person as at 30 June is equal to or greater than $600,000. Companies, trustees and absentees are liable for land tax if the total taxable value of the freehold land owned as at 30 June is equal to or greater than $350,000. Land tax is estimated to grow by 2.8% to $1.047 billion in 2012-13.

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Motor vehicle registration fees

Motor vehicle registration fees are expected to grow by 4.4% in 2012-13, primarily reflecting an increase in the number of motor vehicles as under the Government’s cost of living election commitment, there is no increase in the level of registration fees for private vehicles during this term of government.

Fire levy

Fire levy revenue, which is used to fund the Queensland Fire and Rescue Authority, is expected to increase in line with the Government’s fees and charges policy and an increase in the number of contributors.

Guarantee fees

Guarantee fees are revenues collected by Queensland Treasury Corporation (QTC) on behalf of the State and comprise performance dividends, competitive neutrality fees and credit margin fees. These fees promote competitive neutrality between public sector agencies and those in the private sector, and ensure that the benefits accruing from the financial backing and superior borrowing performance of the State (through QTC) are shared between the borrower and the State.

Other taxes

Other taxes represent revenue from taxes such as the Statutory Insurance Scheme levy and the Nominal Defendant levy.

Tax expenditures

Tax expenditures are reductions in tax revenue that result from the use of the tax system as a policy tool to deliver Government policy objectives. Tax expenditures are provided through a range of concessions, including tax exemptions, reduced tax rates, tax rebates, tax deductions and provisions which defer payment of a tax liability to a future period. Appendix A provides details of tax expenditure arrangements currently provided by the Queensland Government.

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QUEENSLAND’S COMPETITIVE TAX STATUS

Taxation can impact on business decisions regarding investment and employment, and also household investment and home ownership. Maintaining the competitiveness of Queensland’s tax system provides a competitive advantage to business and moderates the tax burden for its citizens, and is therefore fundamental to the Government’s commitment to job creation and sustainable development.

One of the Queensland Government’s fiscal objectives is to maintain a competitive tax environment for business. As Table 4.11 shows, taxation per capita in Queensland is significantly lower than the average taxation per capita in the other states and territories. The gap has widened in 2012-13 and is estimated to be $495 per capita compared with $402 per capita in 2011-12.

Queensland’s tax effort, as measured by the Commonwealth Grants Commission, was more than 11% below the national average in 2010-11.

A third measure of competitiveness, taxation as a share of GSP, also confirms that Queensland’s taxes are competitive with other states.

Table 4.11 demonstrates that this commitment is being met, with various measures of tax competitiveness all indicating the Queensland state tax system remains amongst the most competitive in Australia.

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GRANTS REVENUE

Grants revenue is comprised of Australian Government grants, grants from the community and industry, and other miscellaneous grants. The large decrease of $4.008 billion (or 17.7%) in 2012-13 reflects the 2011-12 grants being higher due to a large advance natural disaster payment and a bring forward of project funding from the Australian Government. These payments resulted in 2011-12 grants revenue being $2.344 billion higher than the 2011-12 Budget estimates, although the increase is partially offset by a decline in GST of $457 million.

Australian Government payments

Australian Government payments to Queensland comprise:

•	general purpose payments, consist of GST revenue grants and associated payments. General purpose payments are ‘untied’ and are used for both recurrent and capital purposes

•

payments for specific purposes, including grants for health, schools, skills and workforce management, disabilities and housing. These grants are used to meet Australian Government and shared policy objectives.

Australian Government payments to Queensland in 2012-13 are expected to total $18.234 billion, a decrease of $3.961 billion (or 17.8%) compared to payments in 2011-12. This significant decrease is due to the aforementioned movement of funding into 2011-12.

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General purpose payments

GST revenue grants and associated payments

GST revenue grants and associated payments to Queensland in 2012-13 are expected to be $9.667 billion, which represents an increase of $986 million on the 2011-12 estimated actual.

GST revenue projections are based on expected growth in economic parameters, such as household consumption and dwelling investment, which have a strong link to the GST base. The distribution of GST revenues is based on the recommendations of the Commonwealth Grants Commission in accordance with the application of horizontal fiscal equalisation principles.

Queensland’s share of GST funding (relativity) increased in the 2012 Update from the Commonwealth Grants Commission. This increase was primarily due to a decline in the relative strength of Queensland’s revenue base between 2007-08 and 2010-11. The Australian Government’s Budget indicates Queensland’s relativity, and therefore share of GST funding, will also increase in 2013-14.

Payments for specific purposes

Australian Government payments for specific purposes to Queensland in 2012-13 are estimated at $8.567 billion.

Chapter 7 provides detailed background on Federal-state financial arrangements, including an analysis of Queensland’s share of GST revenue and details of Australian Government payments to Queensland.

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Other grants and contributions

Other grants and contributions are funds received from other state and local government agencies, other bodies and individuals where there is no direct benefit to the provider. Contributions exclude Australian Government grants and user charges. The main sources of contributions are:

•	those received from private enterprise and community groups to fund research projects and community services, including the contributions of parents and citizens associations to state schools

•	contributed assets and goods and services received for a nominal amount.

Revenues will vary from year to year based on the number and size of research projects, assets transferred between the Government and the private sector, and contributed assets and services.

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SALES OF GOODS AND SERVICES

Sales of goods and services revenue comprises cost recoveries from providing goods or services. Table 4.15 shows a breakdown of the sales of goods and services category.

Fee for service activities

Major items of fee for service activities across the General Government sector include:

•	recoverable works carried out by the Department of Transport and Main Roads and the commercialised arm of the department

•	fees charged by Technical and Further Education (TAFE) colleges

•	fees charged by CITEC for information and telecommunications services to the private sector.

The Government provides concessions in the form of discounts, rebates and subsidies to improve access to and the affordability of a range of services for individuals or families, based on eligibility criteria relating to factors such as age, income and special needs or disadvantage. Appendix B provides details of the concession arrangements established by the Queensland Government.

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TransLink

Revenues arise from the arrangements associated with TransLink integrated ticketing and public transport arrangements, which commenced in July 2004. The TransLink entity collects revenues from the operation of public transport services in South East Queensland to assist in funding public transport services in the region. These revenues are estimated at $399 million in 2012-13 reflecting fee increases and population growth.

Rent revenue

Rent revenue is earned on the rent or lease of Government buildings, housing, plant and equipment and car parks. Major items under this category include public housing rentals and rents charged for Government buildings.

Sale of land inventory

Sale of land inventory comprises land sales undertaken by agencies, where the buying and selling of land is a core business activity of the agency, such as the Urban Land Development Authority. As such, it is distinct from property disposals undertaken by most Government agencies.

Hospital fees

Hospital fees are collected by public hospitals for a range of hospital services. Fees include those received from private patients and other third party payers, as well as payments received from the Australian Government Department of Veterans’ Affairs for the treatment of veterans.

Transport and traffic fees

This category comprises state transport fees, the Traffic Improvement Fee, drivers’ licence fees and various marine licence and registration fees.

Other sales of goods and services

Other sales of goods and services include items such as Title Registration Fees, recreational ship registrations, other licences and permits and in 2011-12, the Industry Waste Disposal levy.

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INTEREST INCOME

Interest income accounts for 6.1% of total General Government revenue in 2012-13.

Interest income primarily comprises interest earned on investments including those held for superannuation, long service leave and insurance purposes. The increase in expected interest earnings in 2012-13 is primarily due to an increase in the level of investments held.

DIVIDEND AND INCOME TAX EQUIVALENT INCOME

Dividend and income tax equivalent income account for 3.3% of total General Government sector revenue in 2012-13.

Dividends are received from the State’s equity investments in Public Non-financial Corporations and Public Financial Corporations, for example, the Queensland electricity supply industry, Queensland Investment Corporation, port authorities and Queensland Rail. Dividends are expected to increase in 2012-13 supported by the energy and transport sectors.

Income tax equivalent income comprises payments by Government-owned corporations in lieu of state and Australian Government taxes and levies from which they are exempt. These payments arise from an agreement reached between the Australian Government and state governments in 1994 to establish a process for achieving tax uniformity and competitive neutrality between public sector and private sector trading activities.

Further detail on dividends, income tax equivalent income and other flows between the Public Non-financial Corporations sector and the General Government sector is provided in Chapter 8.

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OTHER REVENUE

Other revenue, including royalty revenue, accounts for 8.8% of total General Government revenue in 2012-13.

Royalties and land rents

Royalty estimates

The State earns royalties from the extraction of coal, base and precious metals, bauxite, petroleum, mineral sands and other minerals and land rents from pastoral holdings, mining and petroleum tenures. Royalties return some of the proceeds of the extraction of non-renewable resources to the community.

The recovery from the impact of the 2010-11 natural disasters was slower than expected in 2011-12. A number of operations are still dealing with the aftermath of the flooding resulting in production constraints. At the same time, industrial action at BHP Billiton Mitsubishi Alliance mines resulted in a force majeure declaration and a significant reduction in production.

Royalty and land rent revenue is expected to decrease by $84 million (or 2.8%) in 2012-13 due to falling coal prices.

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Coal royalties make up the bulk of royalty and land rent revenue, accounting for almost 80% of the forecast total in 2012-13. In 2012-13, the coal royalty estimate is $2.209 billion, a 7.4% decrease on 2011-12.

Although global economic uncertainty will influence demand for resources from our trading partners, the longer term outlook for royalties is generally positive. Production volumes are expected to improve as industrial action is resolved and operations recover from flood impacts. Coal prices are expected to settle below recent contract benchmarks but still well above historical levels. The exchange rate is expected to return below parity across the forward estimates due to lower commodity prices and stabilising international capital markets.

There is a significant degree of uncertainty associated with estimates of commodity prices and the A$-US$ exchange rate, both of which have significant impacts on royalty revenue.

Further details of the assumptions underlying the royalty estimates, and the impact of changes in the assumptions are contained in Appendix C - Revenue and Expense Assumptions and Sensitivity Analysis.

Royalty administration

As a key element of its strategic approach to royalty administration, the Office of State Revenue is implementing a royalties module in its Revenue Management System (RMS). In addition to providing a secure e-business interface for clients and allowing e-lodgement, e-payment, and online access to information, RMS will facilitate significantly improved management of the royalty revenue base. This will be supported by the introduction of penalties for the incorrect payment of royalties under the monthly payment arrangements and enhancement of the interest arrangements for underpaid royalties to more closely align them with those applying for State taxes.

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Fines and forfeitures

The major fines included in this category are traffic and court fines. There is an expected increase of 10.8% in collections of fines and forfeitures in 2012-13. The Government has increased the Queensland penalty unit from $100 to $110 per unit.

Since taking over responsibility for the State Penalties Enforcement Registry (SPER) on 25 May 2012, the Office of State Revenue has been reviewing SPER administration, policy and legislation to identify improvement opportunities. The review is continuing but has highlighted the importance of SPER having access to quality information to enable debtors to be properly identified and appropriate enforcement action commenced. As the first stage of the review, legislative changes will be made to enable the SPER Registrar to access information more broadly than is now possible.

This will enhance recovery prospects, for example, by facilitating data matching. As the ability to access bulk data from a range of public and private sector entities means that SPER will have access to more detailed, and potentially more sensitive, debtor information, there will also be a strengthening of the legislative confidentiality obligations.

Revenue not elsewhere classified

The $154 million decrease in 2012-13 includes an expected decline in asset transfers from non-Queensland Government entities and reductions in sundry revenue across a number of departments.

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5	EXPENSES

  FEATURES

•     As part of its program of fiscal repair, the Government has made savings in expenses by exiting activities that are not the domain of the Queensland Government, reducing waste and making efficiencies in Government activity resulting in expense consolidation measures of $5.3 billion from 2012-13 to 2015-16.

•     The Government’s fiscal repair efforts have also contributed towards the 2011-12 estimated actual expenses being $1.2 billion lower than forecast at the 2011-12 Mid Year Fiscal and Economic Review (MYFER).

•     Total General Government sector expenses are expected to increase by $2.5 billion (or 5.4%) over the estimated actual for 2011-12 primarily as a result of the one off cost of redundancies and a significant increase in grants to local government for natural disaster reparation works.

•     Expenses over the period 2011-12 to 2014-15 are $3.455 billion lower than forecast at the 2011-12 MYFER.

•     Expenses grow on average by 2.5% over the period 2011-12 to 2015-16.

•     In keeping with the Government’s election commitment, employee expenses grow on average by 2.5% over the forward estimates.

•     The major areas of expenditure are health and education, which together constitute approximately 48.5% of General Government sector expenses.

This chapter provides an overview of General Government sector expenses for the estimated actual for 2011-12, forecasts for the 2012-13 Budget year and projections for 2013-14 to 2015-16. The forward estimates are based on the economic projections outlined in Chapter 3 and are formulated on a no policy change basis.

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2011-12 ESTIMATED ACTUAL

General Government expenses in 2011-12 are estimated to be $46.021 billion, $1.248 billion lower than the 2011-12 Mid Year Fiscal and Economic Review (MYFER) estimate. This decline is largely due to:

•

lower than expected natural disaster reconstruction works including a change in timing of reimbursements to local governments to reflect their forecast construction profile and a greater portion of roads works being capitalised

•	lower than expected interest expenses due to advanced payments of road and natural disaster funding from the Australian Government

•	fiscal repair measures totalling $168 million.

Chart 5.1 shows the change in expenses from the 2011-12 MYFER by expense category.

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2012-13 BUDGET AND OUTYEARS

General Government expenses of $48.518 billion in 2012-13 represent an increase of $2.497 billion (or 5.4%) over the 2011-12 estimated actual. Factors influencing the growth in expenses include:

•	an increase in natural disaster reparation works, in particular, a $1.078 billion increase in grants to local governments for restoration works

•	an allowance of $800 million for the cost of redundancies related to the

•	Government’s fiscal repair task

•	additional interest costs associated with new borrowings undertaken in 2012-13.

The Government has undertaken a significant program of fiscal repair in order to rein in spending and to improve the State’s fiscal position. Expense consolidation measures of $5.3 billion from 2012-13 to 2015-16 are forecast to arise mainly from exiting activities that are not the domain of the Queensland Government, reducing waste and improvements in efficiency of Government activity.

The impact of this program of fiscal repair is to see expenses growth fall from an average of 8.5% over the period 2000-01 to 2010-11 to 2.5% from 2011-12 to 2015-16.

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Chart 5.2 illustrates the reduction in forecast expenses over the expenses forecast in the Independent Commission of Audit in their Interim Report. The difference is largely attributable to fiscal consolidation measures and consequent reductions in interest.

The following sections of this chapter discuss the expenses, including the changes since the 2011-12 MYFER and the year on year changes, by expense category.

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EXPENSES BY OPERATING STATEMENT CATEGORY

As outlined in Chart 5.3, the largest expense category in the General Government sector in 2012-13 is employee and superannuation expenses (46.2%), followed by grants expenses (24.1%) that include community service obligation payments to Public Non-financial Corporations (PNFCs), and grants to non-government schools, local government councils and to first home buyers.

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Chart 5.4 compares the 2011-12 estimated actual expenses for each operating statement category with the 2012-13 Budget.

Employee expenses

Employee expenses include salaries and wages, annual leave, long service leave and redundancy payments. The 2011-12 employee expenses of $18.248 billion are broadly in line with the 2011-12 MYFER estimate (a decrease of $24 million).

In 2012-13, employee expenses are expected to be $637 million or 3.5% greater than the 2011-12 estimated actual. The primary driver of the increase is an $800 million provision for redundancies arising from the Government’s fiscal repair efforts. While the fiscal repair efforts resulted in employee savings in 2012-13, these savings have only a part year impact due to the delayed release of the 2012-13 Budget and are offset by the redundancy payments. Excluding redundancies employee expenses are estimated to decline by 0.9% in 2012-13.

Reflecting the Government’s fiscal repair efforts, employee expenses are expected to grow on average 2.5% per annum between 2011-12 and 2015-16, in line with the

Government’s election commitment. As can be seen in Chart 5.5, this is substantially below the historical average growth rate of 7.5% per annum from 2000-01 to 2010-11.

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Full time equivalents (FTEs)

As outlined in Table 5.2, it is expected that there will be around 10,600 redundancies in 2012-13. The total reduction in FTE positions attributable to the fiscal repair measures contained in this Budget is expected to be around 14,000. The difference is attributable to discontinuing temporary positions and not filling vacant positions.

In contrast, the FTE numbers shown in the Service Delivery Statements show the estimated actual FTEs for 2011-12 and the estimate for 2012-13. The difference between the Service Delivery Statement numbers is not comparable with the redundancy figures in Table 5.2 because the Service Delivery Statement figures can only be used to calculate the differences across two years rather than the change in the estimate in 2012-13.

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Given that employee expenses (including superannuation expenses) comprise marginally less than 50% of total expenses, the Government considered that achieving fiscal repair may have required a reduction of up to 20,000 FTEs in the public service. The Government was concerned at the potential impact that a reduction of this magnitude would have on the delivery of services to the community, and also the need to provide certainty to public servants about their futures. Therefore, it has developed a strategy to both bring the necessary reductions in the public service jobs forward into 2012-13 from across the forward estimates and reduce the magnitude of job losses.

The reduction in the size of the public service could potentially have been significantly greater if the Government had not taken a number of critical decisions.

The Government has amended the Industrial Relations Act 1999 to require that the Queensland Industrial Relations Commission, in arbitrating public sector disputes, consider the State’s financial position and fiscal strategy and the financial position of the public sector entity. This strengthening of the industrial relations framework has allowed the estimated cost of future enterprise bargaining (EB) agreements to be reduced.

In the absence of securing EB outcomes consistent with the Government’s wage policy the reductions in the size of the public service would have to be greater to achieve fiscal repair.

To further reduce the impact, the Government has decided that agencies will need to absorb the cost of the Australian Government’s carbon tax impost and will not be providing supplementation for this purpose. A requirement for Government-owned corporations (GOCs) to improve their efficiency and the decision to remove administration funding for political parties will also help to reduce the magnitude of necessary cuts to the public service.

The impact of these measures is shown in Table 5.3 with total savings of $600 million. In combination, they have resulted in the reduction in the public service being around 6,000 less than may otherwise have been necessary. Consequently, the total reduction in FTEs in 2012-13 is now estimated at 14,000 rather than 20,000.

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The Government has asked Government-owned corporations to ensure that they operate in the most efficient and effective manner. The operations of Government-owned corporations is a matter for their boards.

Superannuation expenses

The superannuation interest cost represents the imputed interest on the Government’s accruing defined benefit superannuation liabilities.

In determining the State’s defined benefit superannuation liabilities, AASB 119 Employee Benefits requires the discounting of future benefit obligations using yield rates on government bonds net of investment tax, estimated at 5.2% (5.1% at time of 2011-12 Budget). Offset against this expense is the revenue from plan assets based on long term expected rates of return. At the time of preparing the 2012-13 Budget, the AASB119 valuation of the State’s defined benefit superannuation liability as at 30 June 2012 was not available.

Other superannuation expenses represent employer superannuation contributions to accumulation superannuation and the current service cost of the State’s defined benefit obligation (or the increase in the present value of the defined benefit obligation resulting from employee service in the current period).

Other operating expenses

Other operating expenses comprise the non-labour costs of providing goods and services, repairs and maintenance, consultancies, contractors, electricity, communications and marketing.

Other operating expenses in 2011-12 have declined by $651 million over the 2011-12 MYFER. This decline reflects a larger proportion of rebuilding of roads, bridges and transport infrastructure related to the natural disasters being capitalised rather than expensed. It also reflects a reduction in spending on consultants, contractors, advertising and travel since the 2012 election in keeping with the Government’s commitment to reduce spending in these areas.

In 2012-13 other operating expenses are estimated to increase by $474 million over the 2011-12 estimated actual to be $9.383 billion. This increase primarily reflects growth in new and existing health services and increased expenses for disaster repairs to the road network.

As part of the Government’s election commitment to reduce waste and inefficiency, all agencies were asked to achieve reductions in expenditure relating to contractors, consultants, advertising, travel and other administrative and operational costs. This has resulted in estimated savings of $194 million in 2012-13 and $259 million per annum from 2013-14.

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Depreciation and amortisation

Depreciation and amortisation expense is an estimate of the progressive consumption of the State’s assets through normal usage, wear and tear and obsolescence. Growth in this expense category primarily reflects asset revaluations and the size of the State’s capital program.

In 2011-12, depreciation and amortisation expenses are lower than the 2011-12 MYFER due to downward revaluations of non-financial assets.

From 2012-13, depreciation and amortisation expenses grow in line with asset values and new capital purchases.

Other interest expenses

Other interest expense includes interest paid on borrowings to acquire capital assets and infrastructure such as roads and government buildings.

As illustrated in Chart 5.6, the Government’s fiscal repair initiatives combined with lower interest rates have resulted in a substantially lower projected interest expense over the forward estimates compared to the Independent Commission of Audit Interim Report.

In 2012-13, the General Government sector has total debt servicing costs forecast at $1.916 billion, representing 3.9% of total expenses.

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Grants expenses

Current grants include grants and subsidies to the community (such as schools, hospitals, benevolent institutions and local governments) and personal benefit payments. Funding includes support for non-government healthcare providers and organisations servicing the community in partnership with government in the family support, disability, youth and childcare sectors. Community service obligations (CSOs) are provided where PNFCs are required to provide non-commercial services or services at non-commercial prices for the benefit of the community (for further details refer Chapter 8 – Public Non-financial Corporations Sector).

In 2011-12, grant expenses are $456 million lower than expected in the 2011-12 MYFER primarily reflecting lower than expected natural disaster reimbursements to local governments to reflect their forecast construction profile.

Table 5.4 provides a break down of grants by category and recipient type.

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Current grants are estimated to decline by $463 million in 2012-13. The decline is largely due to the Australian Government bringing forward funding related to 2012-13 into 2011-12 to assist with their return to surplus target (these grants are passed through the State’s accounts) and a reduction in Health and Community Care grants to private and not for profit organisations.

The reduction in these grants is partially offset by grants to South East Queensland water businesses as compensation for the provision of water and sewerage rebates to household customers and additional CSO payments to electricity GOCs and Queensland Rail. Electricity CSO payments include compensation for foregone revenue under the Government’s freeze on the standard residential electricity tariff (Tariff 11) in line with the Government’s election commitments.

Capital transfers represent grants to PNFCs, local governments, not for profit institutions and other non-government entities, such as businesses and households (including the First Home Owner Grant schemes) for capital purposes.

Capital grants are estimated to increase $1.251 billion to $3.226 billion in 2012-13. This is largely represented by natural disaster grants to local governments for the rebuilding of roads, bridges and transport infrastructure related to the floods and Cyclone Yasi reconstruction activities.

From 11 October 2012 the Government will restrict eligibility for the First Home Owner Grant to those buying or building new homes. To further support housing construction, the First Home Owner Construction Grant for those buying or constructing new houses will increase from $7,000 to $15,000 from 12 September 2012.

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OPERATING EXPENSES BY PURPOSE

Chart 5.7 indicates the proportion of expenditure by major purpose classification for the 2012-13 Budget. Health accounts for the largest share of expenses (26.5%) followed by Education (22%).

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DEPARTMENTAL EXPENSES

Data presented in Tables 5.5 and 5.6 provide a summary drawn from financial statements contained in the Service Delivery Statements. Further information on the composition of expenses, outputs delivered and factors influencing the movement in expenses can also be obtained from the Service Delivery Statements.

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6	BALANCE SHEET AND CASH FLOWS

FEATURES

•      A key fiscal principle of the Queensland Government is to stabilise then significantly reduce debt. As recommended in the Independent Commission of Audit Interim Report, the Government has undertaken an extensive repair task which has resulted in a reduction in forecast borrowings from 2012-13 and across the forward estimates from that estimated in the 2011-12 Mid Year Fiscal and Economic Review (MYFER).

•      Borrowings in the Non-financial Public Sector are now forecast to reach $81.7 billion by 2014-15 compared with $85.4 billion in the MYFER and $86.3 billion in the Independent Commission of Audit Interim Report (on a comparable basis).

•      General Government capital purchases (purchases of non-financial assets) of $7.7 billion in 2012-13 will be funded entirely by borrowings. However, due to the process of fiscal repair, by 2015-16 General Government capital purchases of $4.9 billion will be funded by operating cash flows.

•      General Government net borrowing requirements improve significantly across the forward estimates, with a negligible net borrowing requirement ($11 million) projected in 2015-16.

•      Queensland’s net worth is expected to grow from $164 billion in 2012-13 to $173 billion in 2015-16.

•      In keeping with the Government’s fiscal principles, as at the last actuarial assessment, Queensland has sufficient investments to offset its superannuation liabilities.

•      The General Government sector is forecast to record a cash deficit of $10.7 billion in 2012-13, improving to a cash surplus in 2014-15 of $590 million and over $1 billion by 2015-16. The Queensland Government has not forecast or achieved a General Government cash surplus since 2006-07.

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BACKGROUND

The balance sheet shows the projected assets, liabilities and net worth of the Government as at 30 June each financial year. It is important for the Government to maintain a strong balance sheet to provide it with the stability, flexibility and capacity to deal with any emerging financial and economic pressures. As identified by the Independent Commission of Audit in its Interim Report,

Queensland’s balance sheet has significantly deteriorated in recent years, culminating in the loss of Queensland’s AAA credit rating in 2009. The Independent Commission found that this deterioration was the result of a lack of fiscal discipline, particularly in the General Government sector.

The Independent Commission indicated that immediate and significant fiscal repair was required in order to improve Queensland’s fiscal position and to avoid potential future credit downgrades. As outlined in previous chapters, the Government has undertaken a task of fiscal repair, leading to substantial improvements in Queensland’s fiscal position.

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BALANCE SHEET

Table 6.1 provides a summary of the key balance sheet measures for the General Government sector.

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Financial assets

The General Government sector holds the full equity of the State’s public enterprises, principally its shareholding in Government-owned corporations (GOCs) but also Public Financial Corporations like Queensland Treasury Corporation (QTC), in much the same manner as the parent or holding company in a group of companies. The estimated net investment in public enterprises is included in the General Government sector’s financial assets.

Financial assets of $56.926 billion are estimated for 2011-12, $1.494 billion lower than originally budgeted. This change is primarily the result of the downward revaluation of Queensland Rail Infrastructure assets at 30 June 2011 which carries into 2011-12.

In the year to 30 June 2013, financial assets are projected to increase by $597 million attributable principally to increased investment in assets set aside to meet future employee liabilities including superannuation.

Chart 6.1 shows projected General Government sector financial assets by category at 30 June 2013. Investments held to meet future liabilities, including superannuation and long service leave, comprise the major part of the State’s financial assets.

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Non-financial assets

General Government non-financial assets are projected to total $180.333 billion at 30 June 2012, $9.3 billion lower than forecast at the 2011-12 Budget. This reduction reflects the flow through of revaluations, primarily for land and road infrastructure.

Changes in non-financial assets occur for a number of reasons including:

•	construction and purchase of assets, either to replace existing assets or provide additional capacity for the State to deliver services

•	revaluations of assets required under accounting standards

•	depreciation and disposals of assets.

Non-financial assets in the year ending 30 June 2013 are expected to grow by $4.987 billion over the 2011-12 estimated actuals to be $185.32 billion at 30 June. These assets consist primarily of land and other fixed assets of $179.169 billion, the majority of which are roads, schools, hospitals and other infrastructure used to provide services to Queenslanders. Other non-financial assets of $6.151 billion held by the State include prepayments and deferred tax assets relating to income tax equivalents collected primarily from GOCs.

Since the 1990s, the Queensland Government has invested in new infrastructure at levels well beyond that of the other states. General Government purchases of non-financial assets per capita have far exceeded the average of the other states and territories for well over a decade (refer Chart 6.2). As a consequence, the State’s borrowings have increased substantially, particularly in recent years.

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Purchases of non-financial assets have increased further as a result of the flood and cyclone disasters of 2010, 2011 and 2012 which required the extensive replacement of infrastructure. Chart 6.3 indicates the proportion of the General Government capital program that has been spent on restoration of assets following disasters.

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The level of purchases of non-financial assets for the General Government sector is forecast to wind back from just over $8 billion in 2011-12 to just under $5 billion in 2015-16.

Liabilities

General Government Sector

General Government liabilities of $67.991 billion in 2011-12 are $3.022 billion lower than budgeted. This is primarily the result of a decrease in forecast borrowings as a result of an improved fiscal balance in 2011-12.

Total liabilities in the General Government sector in 2012-13 are budgeted to increase over 2011-12 by $11.052 billion. This primarily reflects the deterioration in the fiscal balance over this period.

Liabilities relating to employee entitlements (principally superannuation and long service leave) are projected to total $30.704 billion at 30 June 2013, a modest 1.1% increase on the 2011-12 estimated actual. The State’s superannuation liability can be seen to stabilise and begin to decline over the forward estimates primarily as a result of the defined benefit fund being closed to new entrants from 2009. At the time of preparing the 2012-13 Budget, the latest AASB119 valuation of the State’s defined benefit superannuation liability was not available.

General Government borrowings of $41.309 billion are forecast for 2012-13, an increase of $11.292 billion over 2011-12. This increase primarily reflects capital purchases of $7.653 billion, equity injections to Public Non-financial Corporations of $281 million and an operating cash deficit of $3.341 billion.

The level of General Government borrowings stabilises at $46 billion in 2014-15 primarily as a result of the Government’s savings and revenue measures. Stabilisation of debt is crucial to the Government’s aim of restoring the AAA credit rating.

Over the Budget and forward estimates period, total General Government net borrowings of $16.33 billion are planned to fund the $25.118 billion worth of capital projects in the General Government sector and $730 million worth of equity injections to the Public Non-financial Corporations sector to support expansion of the State’s passenger rail infrastructure.

The remainder of the liabilities balance consists of payables and other liabilities such as unearned revenue and provisions.

The composition of the General Government sector’s liabilities is illustrated in Chart 6.4.

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Non-financial Public Sector

Borrowings

Non-financial Public Sector borrowings of $62.672 billion are forecast for 2011-12, around the level forecast at the 2011-12 MYFER.

Non-financial Public Sector borrowings of $73.717 billion are forecast for 2012-13, an increase of $11.045 billion over 2011-12, reflecting the increased borrowing in the General Government sector.

The Government is forecasting to borrow $4.6 billion less by 2014-15 than outlined in the Independent Commission of Audit. Borrowing is now forecast to reach $81.749 billion in 2014-15 compared with $86.326 billion in the Independent Commission of Audit.

As outlined in Chart 6.5, the Government is now forecasting to fund a smaller proportion of its capital program from borrowings. Over the period 2011-12 to 2014-15 the Government is forecast to borrow to meet around 58% of its capital purchases. This compares to 74% of the capital program being funded by borrowings in the Independent Commission of Audit.

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Net financial worth

The net financial worth measure is an indicator of financial strength. Net financial worth is defined as financial assets less all existing and accruing liabilities. Financial assets include cash and deposits, advances, financial investments, loans, receivables and equity in public enterprises.

The net financial worth measure is broader than the alternative measure – net debt – which measures only cash, advances and investments on the assets side and borrowings and advances on the liabilities side.

The net financial worth of the General Government sector for 2012-13 is forecast at negative $21.52 billion. The decrease in net financial worth since 2011-12 ($10.455 billion) is primarily the result of the increase in borrowings over the same period.

Net financial worth is expected to stabilise over the forward estimates period as borrowings level out as a consequence of the Government’s fiscal repair.

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Net financial liabilities

Net financial liabilities are total liabilities less financial assets, other than equity investments in other public sector entities. This measure is broader than net debt as it includes significant liabilities, as well as borrowings (for example, accrued employee liabilities such as superannuation and long service leave entitlements).

The net financial liabilities of the General Government sector for 2012-13 are forecast at $38.476 billion, $10.185 billion higher than 2011-12 consistent with the increase in borrowings over this period.

Net financial liabilities decrease after 2014-15 as borrowings stabilise.

Net worth

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities (which is equivalent to General Government net worth). This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Changes in the State’s net worth occur for a number of reasons including:

•	operating surpluses (deficits) that increase (decrease) the Government’s equity

•

revaluation of assets and liabilities as required by accounting standards. For example, the Government’s accruing liabilities for employee superannuation and long service leave are determined by actuarial assessments

•	movements in the net worth of the State’s investments in the Public Non-financial Corporations and Public Financial Corporations sectors

•

gains or losses on disposal of assets. Government agencies routinely buy and sell assets. Where the selling price of an asset is greater (less) than its value in an agency’s accounts, the resultant profit (loss) affects net worth.

The net worth of the General Government sector in 2011-12 is forecast to be $169.268 billion. This is less than forecast in the 2011-12 Budget by $7.755 billion primarily due to the downward revaluations of land and road infrastructure and other assets in both 2011 and 2012, offset in part by an improved fiscal deficit since the 2011-12 Budget.

Net worth is forecast to decrease further by $5.468 billion to $163.8 billion in 2012-13 due primarily to the fiscal deficit for that year. From 2013-14, net worth is projected to steadily increase mainly as a result of improved operating results and from fiscal repair.

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Net debt

Net debt is the sum of advances received and borrowings less cash and deposits, advances paid and investments, loans and placements.

Queensland maintains a good net debt position due, in part, to the way it has structured its financial investments held to cover long term liabilities, including superannuation. Net debt for the General Government sector in 2011-12 is forecast to be negative $5.384 billion increasing to positive $5.12 billion in 2012-13 as a result of increased borrowings in that year.

The Independent Commission of Audit considers:

‘As the net debt measure includes investments, it takes account of the large investments Queensland uses to offset its superannuation liability, it does not take account of the liabilities. Under existing Government policy, these investments are held to meet the State’s superannuation liability.

Because these investments are not available to reduce gross debt, net debt is not a suitable metric to target in setting an appropriate fiscal strategy…

The Commission consider that the most suitable measure of debt is the concept of net financial liabilities.. ’1

The Government has adopted the net financial liabilities to revenue ratio as one of its fiscal principles.

[1]	Pages 20 and 21 of the Queensland Commission of Audit Interim Report June 2012.

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CASH FLOWS

The cash flow statement provides information on the Government’s estimated cash flows from its operating, financing and investing activities.

The cash flow statement records estimated cash payments and cash receipts and hence differs from accrued revenue and expenditure recorded in the operating statement. In particular, the operating statement often records revenues and expenses that do not have an associated cash flow (for example, depreciation expense). The timing of recognition of accrued revenues or expenses in the operating statement may differ from the actual cash disbursement or receipt (for example, tax equivalents). A reconciliation between the cash flows from operations and the operating statement is provided in Table 6.2.

The cash flow statement also records cash flows associated with investing and financing activities that are otherwise reflected in the balance sheet. For example, purchases of capital equipment are recorded in the cash flow statement and impact on the balance sheet through an increase in physical assets.

The cash flow statement provides the cash surplus (deficit) measure which is comprised of the net cash flow from operating activities plus the net cash flow from investment in non-financial assets (or physical capital).

The Australian Bureau of Statistics Government Finance Statistics (GFS) cash surplus (deficit) is derived by including the initial increase in liability at the inception of finance leases in the cash surplus (deficit). This measure is also used to derive the Loan Council Allocation nomination, provided in Chapter 9.

The General Government cash deficit of $4.836 billion in 2011-12 is $3.079 billion lower than that forecast at the time of the 2011-12 Budget and $2.078 billion lower than the 2011-12 MYFER. This is mainly due to the receipt of advance Australian Government natural disaster grant funding coupled with lower than expected payments for goods and services mainly in the areas of health and education.

A cash deficit of $10.676 billion is forecast in 2012-13 for the General Government sector, with the cash deficit forecast to decline significantly over the forward estimates, returning to surplus in 2014-15 and 2015-16. This is the first time since 2006-07 that the Government has forecast or achieved a cash surplus in the General Government sector.

The major factors contributing to the improved cash position are improved net inflows from operating activities as a result of Government’s efforts in relation to the fiscal repair task.

Total General Government capital purchases of $7.653 billion are budgeted for 2012-13 and, over the period 2012-13 to 2015-16, capital expenditure is expected to total $25.118 billion in the General Government sector.

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RECONCILIATION OF OPERATING CASH FLOWS TO THE OPERATING STATEMENT

Table 6.2 provides a reconciliation of the cash flows from operating activities to the operating result for the General Government sector.

The main difference between the accrual operating statement and the cash flow relates to the timing of cash payments and receipts and their recognition in accrual terms and the inclusion of non cash expenses and revenues. The largest difference is on the expenses (expenditure) side, with large non cash expenses associated with depreciation and superannuation. Differences due to the timing of receipt or payment of amounts are recorded as either a receivable or payable in the balance sheet.

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7	INTER-GOVERNMENTAL FINANCIAL RELATIONS

FEATURES

•     Total Australian Government payments to the states were estimated at $90.4 billion in the 2012-13 Australian Government Budget. Queensland is expected to receive $18.06 billion, $297 million less than its population share.

•     In 2012-13, Australian Government payments to states and territories for specific purposes are expected to be $41.0 billion, a 17.1% decrease compared with 2011-12. Payments to Queensland for specific purposes were forecast at the time of the 2012-13 Australian Government Budget to be $8.4 billion, or 20.5% of total payments to states for specific purposes.

•     The current National Partnership funding model presents a number of policy and fiscal risks to Queensland. At the 25 July 2012 Council of Australian Government (COAG) meeting, Queensland successfully argued for immediate action to address the proliferation and the development process for National Partnerships. COAG has established a working group to consider and recommend measures to streamline the development and administration of selected funding agreements. A report will be presented to COAG’s December 2012 meeting.

•     In 2012-13, total GST revenue to all states is expected to be $48.2 billion, an increase of $2.6 billion or 5.7%. The GST has not been the ‘growth tax’ it was intended to be, with growth of the GST pool having slowed substantially since 2007-08. This slowdown reinforces the need to protect the GST base.

•     The Australian Government’s 2012-13 Budget estimated that Queensland would receive $9.7 billion of GST revenue in 2012-13, $129 million less than its population share. The Commonwealth Grants Commission recommended an underlying increase in Queensland’s share of GST revenue of $541.7 million in 2012-13, although this has been more than offset by the downward revision of the estimated GST pool size since the 2011-12 Mid Year Fiscal and Economic Review.

•     Queensland’s submission to the GST Distribution Review suggests ways to improve the current system, particularly the flawed mining assessment, which excessively penalises states with large mining industries through its undue emphasis on mining revenue. It also calls for the operational definition of horizontal fiscal equalisation to be modified to one that enables states to deliver a comparable, rather than the same, level of services. In the longer term, Queensland supports a population share based model for the distribution of GST, with the Australian Government to provide additional financial support to states with lower fiscal capacity.

•     The Queensland Government will provide $3.08 billion in grants to Queensland local government authorities in 2012-13.

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FEDERAL FINANCIAL ARRANGEMENTS

Federal financial relations in Australia are characterised by a disparity between the revenue raising capacity and the expenditure responsibilities of the federal and state governments. The Australian Government collects the major share of taxation revenues and states and territories (states) must rely on grants from the Australian Government to meet their expenditure requirements. These grants represent approximately 44.3% of all states’ revenues in 2012-13, down from 46.9% in 2011-12.

This high degree of mismatch is known as vertical fiscal imbalance (VFI) and arises from a number of factors. These include:

•	the Australian Constitution, which precludes states from levying customs duty or excise duty, or introducing taxes based on the value of goods produced – for example, a consumption or retail tax

•

restrictions imposed by the Australian Government, particularly on the states’ levying of income tax. While the Constitution permits states to levy income tax, High Court decisions effectively allow the Australian Government to nullify this power

•

agreements with the Australian Government, which prevent reinstatement of taxes that were abolished under the arrangements associated with the introduction of the GST. These include a number of duties and financial taxes, such as debits tax.

National tax reform and other changes since 2000 have led to an increase in VFI. Chart 7.1 shows that while the states received 35% of their revenues from the Australian Government in 1999-2000, this is forecast to increase to 44.3% in 2012-13. In contrast, the proportion of the states’ General Government revenues from state taxes has declined from 39.8% in 1999-2000 to 31% in 2012-13.

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AUSTRALIAN GOVERNMENT FUNDING TO STATES

The framework for federal financial relations is set out in the Intergovernmental Agreement on Federal Financial Relations (the IGA).There are four payment categories to the states:

•	GST payments (and other general revenue assistance)

•	National Specific Purpose Payments (SPPs) to be spent in the key service delivery sectors of healthcare,1 schools, skills and workforce development, affordable housing and disability services

•	National Health Reform funding (from 1 July 2012)

•	National Partnership (NP) payments for specific purposes or reform linked objectives.

Table 7.1 shows Australian Government payments to the states in 2012-13 are expected to total $90.37 billion, a decrease of $5.786 billion or 6% compared with 2011-12.

[1]	From 1 July 2012 the National Healthcare SPP will be replaced by National Health Reform funding which will be subject to the terms of the National Health Reform Agreement.

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Total payments for specific purposes (including both SPPs and NP payments) in 2012-13 are expected to be $40.989 billion, a 17.1% decrease in nominal terms and a 20.9% decrease in real per capita terms compared with 2011-12. This decrease is largely due to the decline in economic stimulus funding, reprofiling of expenditure out of the 2012-13 financial year by the Australian Government in an attempt to preserve a budget surplus, and fluctuations in natural disaster relief expenses.

Starting in 2012-13, the National Healthcare SPP is replaced by National Health Reform funding which comprises base funding equivalent to the National Healthcare SPP and, from 1 July 2014, efficient growth funding.

GST revenue from the Australian Government to all states is expected to be $48.2 billion in 2012-13, an increase of 5.7% in nominal terms. In real per capita terms, GST is expected to increase by 0.9% in 2012-13.

Table 7.2 shows the expected shares of total Australian Government payments to each state for 2012-13 compared with each state’s population share. The four larger states receive less than a population share of Australian Government payments, while the four smaller states and territories receive more.

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Queensland’s share of Australian Government funding

Table 7.3 details Queensland’s share of estimated Australian Government payments in 2012-13 as outlined in the Australian Government Budget Papers, and the difference compared with the State’s population share.

Queensland expects to receive $9.667 billion of GST revenue in 2012-13, $129 million less than its population share. In the same year, total payments for specific purposes are forecast to be $8.394 billion or 20.5% of total Australian Government payments for specific purposes. In overall terms, Queensland will receive an estimated $297 million less than its population share of Australian Government funding in 2012-13.

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Queensland’s reliance on Australian Government funding, as shown in Chart 7.2, is consistent with the national trend (shown in Chart 7.1), with its share of total funding sourced from the Australian Government increasing from 34.8% in 1999-2000 to an estimated 43.2% in 2012-13.

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PAYMENTS TO QUEENSLAND FOR SPECIFIC PURPOSES

Structure of specific payments

Payments for specific purposes mainly comprise National Specific Purpose Payments, National Health Reform funding and National Partnership payments. These payments represent a major source of revenue to Queensland.

National Specific Purpose Payments

National Specific Purpose Payments are an ongoing financial payment to the states for service delivery in a particular sector. They are considered to be ‘tied’ payments since they must be expended in the relevant sector, although states retain budget flexibility to allocate SPP funding within the relevant sector according to their priorities. The IGA requires that SPP funding be reviewed at least every five years to ensure its ongoing adequacy.

From 1 July 2012, there are four SPPs to the states for education, skills and workforce development, disability services and affordable housing. Together with National Health Reform funding, these payments will provide 33.4% of total Australian Government funding to Queensland in 2012-13.

The healthcare SPP expired on 1 July 2012 and has been replaced by a new payment stream as set out in the National Health Reform Agreement. Under the previous healthcare SPP, states had discretion on how to allocate health funds between hospital and other health services. Under the new arrangement, Australian Government health payments will be made to hospital and health services and states will have less flexibility over how to allocate the new health funding.

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SPP funding is crucial for states to carry out their constitutional responsibility for school education, disability services, housing and skills development. Australian Government plans for the creation of the National Disability Insurance Scheme are based on more tightly controlled flows of Australian Government funding and substantial state funding contributions. The Australian Government’s recent high level response to the Review of Funding for Schooling (the Gonski report) also suggests it is seeking an increased contribution from states, and to tie jurisdictions to the Australian Government’s priorities. These reforms, if implemented, are likely to place additional pressure on states’ budgets, and serve to constrain state budget flexibility.

National Partnership payments

National Partnership payments are paid to states to implement specific NP agreements. These agreements are usually time limited and support the delivery of projects, facilitate reforms or reward states that deliver on national reforms or achieve service delivery improvements.

NP payments are an important source of revenue for Queensland. In 2012-13, NP payments to Queensland will be 13.1% ($2.361 billion) of total Australian Government funding to Queensland.

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Number of agreements and funding by sector

The education and health sectors have the largest number of NPs, collectively representing just under half of the 79 agreements as at 1 July 2012.

The large number of agreements within these two sectors is problematic as it can obscure the real priorities of Government in these important areas. It also creates difficulties in correctly attributing outcomes to individual initiatives when there is duplication or overlap across agreements.

In terms of payments, NP payments for infrastructure, health and education account for 76.9% of the total NP funding in 2012-13 (as shown in Chart 7.4).

Projections of NP funding to Queensland

The level of NP payments is quite variable from year to year, depending on the nature and duration of the agreements, and the value of new agreements coming online. Chart 7.5 outlines how NP funding is expected to increase from $1.943 billion in 2012-13 to a high of $3.473 billion in 2013-14 before declining markedly to $949 million in 2015-16. This variability is primarily due to fluctuations in natural disaster relief payments and the Australian Government’s reprofiling of expenditure out of the 2012-13 financial year to meet its own budgetary objectives. The reprofiling of revenue for the Australian Government’s own purposes often means that revenue does not match expenditure, distorting the Australian Government’s and the states’ true financial positions. Chapter 2 provides an estimate of the underlying fiscal balance abstracting from natural disaster funding.

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A large number of agreements will expire in 2012-13 including agreements for homelessness services, education (computers in schools, early childhood education, improving teacher quality) and health (hospital and workforce reform).

States have little capacity to influence the continuation of expiring agreements except to provide annual advice to the federal Treasurer. The final decision on expiring agreements is ultimately made through the Australian Government’s budget process and announced with the release of the Australian Government Budget, giving states little advance warning on whether funding will be continued. This flawed process impacts state budget planning and service delivery. The Queensland Government, along with other state and territory governments, is actively working with the Australian Government to improve the expiring agreements process.

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Fiscal and policy risks from the NP funding model

The NP funding model presents a number of policy and fiscal risks to Queensland:

•

the use of short term funding agreements particularly where the agreements assist in achieving increased service delivery levels poses an inherent risk for the State as these agreements build capacity and expectations leaving states with a difficult decision if the Australian Government ceases funding. In these cases, states either have to find new funding sources to continue programs, or discontinue services

•

they tend to reflect Australian Government policy priorities and election commitments instead of Queensland Government priorities which can result in a diversion of effort from state issues or mutually agreed areas of significant national reform

•	the current development process effectively precludes states from having any substantive input into NP policy or funding parameters

•

the NP process does not align with Queensland’s budget process, and can compromise policy and financial planning. In addition, the timing of NP payments can have a significant effect on Queensland’s fiscal balance, and on financial and budget reports

•

there is no constructive process for dealing with expiring NPs and often there is no commitment to ongoing Australian Government funding, leaving states with a difficult decision at the end of the NP as to whether to reduce services, or find additional own source funding

•	NPs often include unnecessary prescription, input controls and reporting requirements which can reduce Queensland’s flexibility and resource availability

•	the Australian Government does not normally provide any ongoing funding for capital NPs, requiring Queensland to meet ongoing maintenance and depreciation expenses

•	the proliferation of NPs is of particular concern to the Queensland Government due to the administrative and reporting burden and the real or apparent duplication and overlap across agreements.

At the commencement of the current IGA, it was originally envisaged that the number of NPs would be relatively small in the interests of streamlining funding flows to states and reducing the reporting burden. However the number of NPs has grown rapidly since the commencement of the IGA in 2009. For example, as of 1 July 2012 there were 79 active agreements between the Queensland Government and the Australian Government. The value of each of these agreements ranges from billions of dollars to less than $0.25 million.

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These issues are consistent with those identified in Queensland’s Independent Commission of Audit Interim Report.

The large number of agreements is compromising the integrity of the IGA by maintaining tied funding as a significant part of the federal financial relations framework. More recently, NPs are being used to deliver minor Australian Government initiatives in areas of state service delivery that come with prescriptions about how the project or program is to be delivered.

In addition, administering these numerous agreements is costly, and the reporting burden is growing.

Reforming the NP model

Given the reliance of Queensland on NP payments (due to vertical fiscal imbalance), the Queensland Government has been active in addressing the concerns with the NP funding model.

At the 25 July 2012 Council of Australian Government (COAG) meeting, Queensland successfully argued for immediate action to address proliferation and the development process for NPs. In response, COAG committed to ensuring that only matters of truly national significance will be progressed as new multilateral National Partnership Agreements, with consideration of existing or alternative funding mechanisms before any new funding agreements are agreed. To support this, COAG has established a working group to consider and recommend measures to streamline the development and administration of selected funding agreements. A report will be presented to COAG at its December 2012 meeting.

The working group will also examine options for expiring agreements, in particular those that have supported increased service delivery levels.

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GST REVENUE PAYMENTS

The Commonwealth Grants Commission (CGC) advises the Australian Government on the distribution of GST revenue among the states. The IGA requires GST revenue to be distributed on the basis of horizontal fiscal equalisation (HFE) principles. Consistent with this, the CGC aims to give all states the same fiscal capacity to deliver services to their populations after the distribution of the GST, taking into account states’ capacities to raise revenue from their own sources, as well as their different expenditure needs.

In March 2011, the Australian Government announced a review of the distribution of GST revenue to the states.

The review will provide a final report in late 2012. Any changes arising from the review are not expected to be implemented until 2013-14 at the earliest. In the interim, the CGC will continue to make recommendations on the distribution of GST based on the current methodology.

Queensland’s October 2011 and April 2012 submissions to the GST Distribution Review argued that the system by which the GST is distributed amongst the states and territories is flawed based on:

•	the objective of the GST distribution system is unclear

•	the mining assessment is seriously flawed and delivers perverse outcomes

•	the assessment process is complex and often dependent on unreliable or incomparable data and judgement, which engenders a lack of confidence in its results.

Queensland’s latest submission of August 2012 builds on this view and suggests positive, constructive reform proposals for the Review Panel’s consideration. Box 7.1 provides an outline of Queensland’s position in the submission.

Outside of the Australian Government GST Distribution Review, the CGC generally conducts reviews of its methodology every five years, with the last review completed in 2010. In addition, the CGC conducts annual updates of the financial, economic and demographic data that underpin its recommendations. More information on HFE and the GST distribution can be accessed through the CGC website (www.cgc.gov.au).

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Box 7.1

Review of the GST Distribution

Queensland has joined with New South Wales, Victoria and Western Australia to propose a new model of HFE – the population based distribution of GST amongst states, with the Australian Government taking responsibility for funding the additional financial assistance required for states with lower fiscal capacities so no state or territory is worse off. This model is fair, simple, transparent and predictable. It would encourage good policy and engender greater confidence in the system.

As this model is likely to be a longer term aspiration, Queensland has proposed a package of reforms that will immediately help address the flaws in the current GST distribution system in its August 2012 submission to the Review of the GST Distribution.

• Change the operational definition of HFE from one that uses the GST distribution system to equalise states’ fiscal capacities to deliver the same level of services, to one that enables states to deliver a comparable level of services. The Australian Government also has a responsibility to contribute to HFE when it comes to improving the level of services in the lower capacity states. This change in the definition will allow considerations of efficiency, simplicity and stability to be given greater weight.

• Apply a general discount to reduce the redistributive churn of the GST system that currently takes place. The discount, incorporating the current ‘minimum effort’ of states with respect to expenses, would reflect acceptable standards and efficient delivery of services while still being based on what states actually do. The Australian Government would then share the load of supporting services in recipient states by providing additional financial assistance to ensure that all states have the fiscal capacity to deliver the average level of services.

• Apply a broad indicator to the revenue assessment based on household disposable income. This approach would better reflect the true economic incidence of state revenues, be simpler and more stable, and support better public policy.

• Simplify the expense assessments by paring back or improving those assessments that lack a robust evidence base, to engender greater confidence in the outcomes.

But most important of all, the submission suggests that the mining assessment needs to be reformed to address its perverse outcomes. First, a single rate structure should replace the current two rate structure to enhance policy neutrality. Second, a discount to the mining assessment is required to reflect resource ownership by states and the tangible and intangible costs to government of the mining industry, and to restore the appropriate incentives to governments to develop the industry in their states.

Queensland has proposed this constructive program of reforms to deliver real benefits not only to the individual states and territories but to the nation as a whole.

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2012 Update on GST revenue sharing relativities

In April 2012, the Australian Government accepted the CGC’s Report on GST Revenue Sharing Relativities – 2012 Update (the 2012 Update) as the basis for the distribution of the GST revenue to the states in 2012-13.

In the 2012 Update, the CGC recommended an underlying increase in Queensland’s share of GST revenue of $541.7 million in 2012-13, as shown in Table 7.4.

The increase of $541.7 million in 2012-13 follows an increase in Queensland’s GST funding of $141.7 million in 2011-12 and a reduction of $19.8 million in 2010-11.

In 2012-13, Queensland’s share of GST improved due to:

•	Queensland’s below average growth in property transfers, reducing the State’s revenue raising capacity relative to other states

•	below average increases in Medicare funded services in Queensland, increasing the need for state funded community and other health services.

•	below average increases in Australian Government payments

•	increased expenditure for natural disaster relief and recovery.

These gains were partially offset by:

•	reduced requirements for investment and net lending due to lower population growth

•	the large increase in total Australian mining revenue between 2007-08 and 2010-11.

Despite the increase in Queensland’s estimated GST funding as a result of the CGC recommendations, it was more than offset by the impact of the downward revision of the estimated GST pool size for 2012-13 since the 2011-12 MYEFR.

Box 7.2 presents a discussion of issues from the 2012 Update.

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Box 7.2
2012 Update Issues

Treatment of natural disasters

The CGC recognises that natural disaster relief expenses funded by states affect their fiscal capacities. States that experience significant events, such as the 2010-11 Queensland floods and Cyclone Yasi, and thus incur higher than average expenditure for natural disaster relief, are assessed as requiring a greater share of GST. The assessment also takes into account the impact of insurance premiums and receipts on states' expenses.

Queensland supports the CGC's current assessment of natural disaster relief expenses, which recognises that the National Disaster Relief and Recovery Arrangements provide states with a common framework for the reporting of natural disaster expenses, and that expenses reported under this framework are due to circumstances beyond states' control.

In the 2012 Update, Queensland's GST share was increased by $70 million in recognition of additional expenses associated with natural disaster relief and recovery.

Treatment of iron ore fines

In 2010-11, Western Australia, the majority producer of iron ore fines, removed some concessions on the mineral. Subsequent royalty rate increases announced by Western Australia will increase the royalty rate for iron ore fines to align with that of lump iron ore.

These changes increase the average national royalty rate for iron ore fines above the 5% threshold for low royalty rate minerals set by the CGC. Under the current methodology for the assessment of mining revenue, Western Australia would lose far more revenue from the GST distribution than raised from the increases in royalties. For the past two years, a terms of reference directive has been provided to the CGC for iron ore fines to continue to be assessed as a low royalty rate mineral. However, in the absence of future terms of reference directives, Western Australia may indeed lose more revenue from the GST distribution than it will collect from increases in royalties.

This highlights one of the critical issues with the mining assessment, that the current design of the assessment has the potential to influence the policy choices of states.

Mining assessment distribution

Mining revenue comprises around 9% of all state revenue in aggregate, yet represents 85% of the GST that is redistributed as a result of revenue assessments. In net terms, the majority of mining royalties raised by Queensland and Western Australia were offset by the CGC's redistribution in the 2012 Update (see below). As a result, all other states gain more from mining royalties than Queensland and Western Australia on a per capita basis. The CGC's methodology appears to be placing undue emphasis on mining royalties, when other revenues, such as transfer duty on conveyances and payroll tax, are more important sources of state revenue.

	NSW	VIC	QLD	WA	SA	TAS	ACT	NT	AUST[3]
Mining revenue[1]($M)	1,168	50	2,692	3,866	145	39	..	183	8,143
2011-12 GST redistribution[2]($M)	1,640	2,300	(1,316)	(3,364)	458	159	155	(32)	4,711
Net mining revenue[3] ($M)	2,808	2,349	1,376	503	602	198	155	151	
Net mining revenue[4] ($ per capita)	392	429	309	222	369	393	437	667	

1. Average mining revenue from 2008-09 to 2010-11.
2. Redistribution for mining revenue based on average assessed revenue raising capacity from 2008-09 to 2010-11.
3. Numbers may not add due to rounding.
4. Calculated using the average population from 2008-09 to 2010-11.

Sources: Queensland Treasury and Trade, CGC Report on GST Revenue Sharing Relativities – 2012 Update

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Queensland’s GST share over time demonstrates an intended consequence of the CGC’s methodology for distributing the GST. When the relative economic strength of a state changes, so too does its assessed share of GST funding. Since 2008-09, Queensland has received less than a population share of GST revenue due to its relative economic strength, particularly its capacity to raise revenue from mining royalties.

In the 2012 Update, Queensland’s single year relativity was above 1.0, that is, Queensland was assessed as having a lower than average fiscal capacity and requiring a greater than population share of GST. This was partly due to weaker growth relative to other states in Queensland’s revenue raising capacity, but also to other short term factors, such as natural disaster relief and recovery expenses and a reduced share of Australian Government payments.

To determine the GST share of each state, the CGC uses a three year average of single year relativities. This dampens the impact of single year relativity changes so that states’ GST shares are more predictable and stable. On a three year average basis, Queensland’s relativity remains below 1.0, meaning that Queensland will receive a less than population share of GST in 2012-13.

While Queensland’s relativity may be above 1.0 for the next few years, it can be expected to decline in the longer term as the effect of short term factors on the GST relativity moderate and long term drivers, such as high levels of mining activity, reassert themselves.

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GST revenue trends

Because expenditure on GST taxable items has fallen as a proportion of consumption expenditure and consumption has fallen as a proportion of gross domestic product (GDP), the ratio of GST to nominal GDP has been in decline. As a result, the GST pool is proving not to be the ‘growth tax’ originally envisaged. Total GST revenue to all states increased by 0.3% between 2010-11 and 2011-12, with growth expected to increase to 5.7% in 2012-13. The growth rate is then expected to slow to an average annual of 5.2% over the forward estimates from 2013-14 to 2015-16. As shown in Chart 7.7, the average growth rate in the GST pool from 2008-09 to 2015-16 is expected to be 3.6%, far below the 8.3% average annual growth rate between the introduction of the GST in 2000-01 and 2007-08.

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The current forecasts of growth in the GST pool remain significantly lower than the Australian Government’s forward estimates before the global financial crisis (2008-09). Recovery from the global financial crisis has not been as strong as anticipated by the Australian Government in its 2011-12 Budget, and this is continuing to have a negative impact on state budgets through downward revisions to estimates of GST collections, as shown in Chart 7.8.

Protection of the GST base has emerged as an important issue in the context of states sharing a pool of GST funds which is growing at rates significantly lower than expected.

The Independent Commission of Audit Interim Report documented a number of instances in which court decisions and less than timely responses by the Australian Government have eroded the pool of GST available to the states. This in turn reduces the capacity of states to provide important services to the community.

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STATE-LOCAL GOVERNMENT FINANCIAL RELATIONS

In 2012-13, the Queensland Government will provide a total of $3.083 billion in grants to local governments, compared to $1.977 billion in 2011-12. This includes financial assistance grants paid by the Australian Government through the states to local government. The increasing level of grants to local governments in 2012-13 is mainly due to the continued funding associated with reconstruction after recent natural disasters.

Table 7.5 details Queensland Government grants to local governments.

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8	PUBLIC NON-FINANCIAL CORPORATIONS SECTOR

FEATURES

•

In 2012-13 Public Non-financial Corporations will drive efficiencies across all activities and cut unnecessary expenditure in order to positively impact the cost of delivering services and the cost of living and doing business in Queensland.

•	In 2012-13 the Queensland Government will merge the three bulk water entities (Seqwater, LinkWater and the SEQ Water Grid Manager) into a single bulk water business servicing the SEQ region.

Public Non-financial Corporations operate across a range of industries including energy, rail, port and water delivery services. They include government entities declared by regulation to be Government-owned corporations (GOCs) under the Government Owned Corporations Act 1993 (excluding Queensland Investment Corporation Limited) and water entities established under the South East Queensland Water (Restructuring) Act 2007.

The Queensland Government is committed to refocusing the Public Non-financial Corporations (PNFC) sector on driving value for money for Queensland taxpayers, improving accountability and enhancing the delivery of essential services.

In addition, the future capital and debt required by the PNFC sector to grow operations needs to be effectively managed so as not to tie up valuable and scarce capital that could be directed elsewhere.

The Queensland Government has challenged Public Non-financial Corporations to drive efficiencies across all activities and cut unnecessary expenditure. The efficiencies being captured by this process will positively impact the cost of delivering services and the cost of living and doing business in Queensland.

Public Non-financial Corporations have forecast a reduction to capital expenditure across the sector from that forecast in the 2011-12 Mid Year Fiscal and Economic Review. This reflects lower electricity demand growth, reducing electricity network supply requirements and revised delivery and financing solutions for major projects to minimise and where possible reduce overall Public Non-financial Corporation debt. An example of an alternative delivery and financing solution for a project that traditionally would have been delivered by a Public Non-financial Corporation and increased overall Public Non-financial Corporation debt, is the private sector delivery of the Wiggins Island Coal Export Terminal located at the Port of Gladstone. This major piece of export infrastructure is owned and being developed by existing and potential coal customers.

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The Public Non-financial Corporations sector provides valuable services to the tourism, agriculture and mining industries and continued investment by the sector is vital to the future expansion of these industries. The Queensland Government remains committed and willing to invest in infrastructure to drive future economic development, when appropriate. Significant investment continues to be made in the electricity network to provide for expansion in the mining and resources industry. In addition, further investment in port and water infrastructure will assist the development of tourism and agriculture in regional Queensland.

The South East Queensland (SEQ) urban water sector has been through a significant program of structural and regulatory change over the last five years. In addition to a significant, accelerated capital program and demand side policy measures, the previous Government’s response to drought conditions from 2004 to 2007 included extensive changes to the institutional and planning framework.

In line with its commitment to reduce the cost of bulk water supply in SEQ, the Government has initiated a process to merge the three bulk water entities (Seqwater, LinkWater and the SEQ Water Grid Manager) into a single bulk water business servicing the SEQ region. Whilst a program to commence the merger process has been initiated, the Government has yet to resolve some key decisions on the future institutional structure and bulk water prices. Accordingly, the 2012-13 Budget estimates have been prepared on a business as usual basis.

The focus of the new bulk water supply entity will be on cost containment, including identifying opportunities to reduce duplication of functions and driving operating and capital cost efficiencies.

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FINANCES AND PERFORMANCE

Earnings before interest and tax

Total forecast PNFC sector earnings before interest and tax for the 2012-13 period is $3.1 billion (Table 8.1).

Energy sector

The Queensland Electricity Transmission Corporation Limited (Powerlink) final regulatory determination for the 2012-13 to 2016-17 regulatory control period was delivered by the Australian Energy Regulator on 30 April 2012. The regulatory determination took effect from 1 July 2012. The regulatory determination provides a total maximum allowed revenue of $4.679 billion over five years based on an approved Weighted Average Cost of Capital rate of 8.61%. Despite a lower than anticipated maximum allowed revenue from the Australian Energy Regulator, Powerlink continues to see revenue growth as a result of the expansion of its regulated network and growth in revenue earned from unregulated works.

Across the Queensland Electricity Market there is a significant oversupply in generation capacity. In the 2011-12 financial year, average reserve capacity (defined as supply less demand) was approximately 4,500 megawatts, which equates to approximately 43% of average available Queensland generation capacity. This is despite the fact that Queensland exports significant amounts of electricity to New South Wales (on average around 9% of electricity generated in Queensland). This has resulted in low pool prices which are impacting on the financial position of the Government owned generators. The electricity market is also being impacted by ongoing uncertainty regarding the permanency of the carbon tax.

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Government has committed to ensuring that the residential Tariff 11 for 2012-13 remains at the level charged for the 2011-12 year plus the cost of carbon. To enact the freeze in the SEQ region, a direction was issued under Section 115 of the Government Owned Corporations Act 1993, for Energex Limited (Energex) to charge electricity retailers an amended fixed network charge in 2012-13.

The electricity GOCs are also working closely with the Government in responding to investigations being undertaken by the Inter Departmental Committee (IDC) on Electricity Sector Reform. The objectives of the IDC are to ensure electricity in Queensland is delivered in a cost effective manner for consumers, Queensland has a viable, sustainable and competitive electricity industry and electricity is delivered in a financially sustainable manner from the Queensland Government’s perspective. The recommendations of the IDC, which will be known in January 2013, may have an impact on the electricity GOC sector.

Transport sector

Queensland Rail Limited is a provider of rail transport services which are predominantly supported by the Government through the provision of community service obligation (CSO) payments. In providing these services, Queensland Rail maintains a focus on efficient and effective delivery in order to improve its performance and reduce the overall cost of transport services. Further to this, the Government has established an IDC to undertake a broad review of rail transport delivery arrangements and funding with a view to reducing the overall cost of services while maintaining and improving service standards.

Recent and proposed developments of coal and liquefied natural gas (LNG) projects are expected to create significant expansion of port related facilities in coming years. The growth in bulk port activity will improve the financial returns from the port entities through improved asset utilisation.

Other

The SunWater Limited (SunWater) 2012-17 irrigation price path was recommended in May 2012 by the Queensland Competition Authority and subsequently adopted by the Government. This is the first time SunWater’s irrigation prices have been subject to independent price regulation. The price path is based on the efficient operating, maintenance and renewal costs for the delivery of water in irrigation schemes, and sets the parameters for moving towards the full recovery of efficient costs in those schemes where prices are currently below cost.

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South East Queensland bulk water sector

On 26 June 2012, the Minister for Energy and Water Supply announced the Government’s intention to undertake further structural consolidation of the SEQ bulk water industry, including the merger of the three SEQ bulk water entities and the abolition of the Queensland Water Commission.

The amalgamation of the bulk water entities is a significant undertaking, involving businesses with total assets worth over $9 billion, around 700 staff and responsibility for supplying drinking water to around 3 million people across SEQ. Given the scale and complexity of the merger, Government is reviewing the legislative model to facilitate the merger.

The Government’s intention is to give effect to the structural reforms through amendments to the South East Queensland Water (Restructuring) Act 2007 and other legislation, expected to be introduced into Parliament in late 2012.

Specifically, the businesses of LinkWater, Seqwater and the SEQ Water Grid Manager are expected to be aggregated into a single bulk water business by 1 January 2013.

Whilst a program to commence the merger process has been initiated, the Government has yet to resolve some key decisions on the future institutional structure and bulk water prices.

Accordingly, the 2012-13 Budget estimates have been prepared on a business as usual basis.

As part of its Interim Report of June 2012, the Independent Commission of Audit recommended a more comprehensive review of bulk water costs and prices and the treatment of debt over the next twelve months.

Borrowings

Public Non-financial Corporations utilise debt financing as a source of funds for capital investments and to maintain an optimum capital structure.

Public Non-financial Corporations are required to a take prudent and sound approach to the management of debt, including the establishment of borrowing arrangements which are appropriate to the business risk profile of the organisation. These arrangements take into account the appropriateness of the proposed capital expenditure program, together with the implications of the borrowings for key financial and performance related indicators.

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Total forecast Public Non-financial Corporation sector borrowing at 30 June-2013 are $32.4 billion (Table 8.2).

Returns to Government

The Public Non-financial Corporations sector entities provide returns to Government by way of dividends and current tax equivalent payments.

Dividends

A GOC’s dividend policy is agreed with shareholding Ministers as part of the Statement of Corporate Intent for the relevant period. A Statement of Corporate Intent represents an agreement between the shareholding Ministers and a GOC board with the board being accountable to shareholding Ministers for meeting the targets and delivering on the outcomes detailed in the Statement of Corporate Intent. When establishing the dividend policy for the period GOC boards are expected to ensure that the dividend policy takes into account the return shareholders expect on their investments and the levels of equity required to maintain a preferred capital structure.

A GOC’s dividend payment is determined in accordance with the agreed dividend policy and approved by shareholding Ministers on the recommendation of the GOC’s board.

The dividend is paid out of profits, after the entity has met its commitments to operating and maintenance expenses.

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Total dividends declared in 2012-13 are estimated at $971 million (Table 8.3).

Tax equivalent payments

Tax Equivalent Payments are paid by a Public Non-financial Corporation to recognise the benefits derived because they are not liable to pay tax to the Australian Government. The primary objective of the payment is to promote competitive neutrality, through a uniform application of income tax laws, between the Government owned entities and their privately held counterparts.

Total current Tax Equivalent Payments for 2012-13 are estimated at $343 million (Table 8.4).

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Community service obligation payments

Community service obligations arise in situations where a commercial entity is required by Government to perform activities that on their own are not in the entity’s commercial interests. In these situations Government will often provide CSO payments to compensate the entity for the cost of delivering the service.

In 2012-13, it is estimated that the Government will provide CSO payments to Public Non-financial Corporations of $2.1 billion (Table 8.5).

On 28 June 2012, shareholding Ministers directed Energex to charge a network tariff (fixed component) lower than that approved by the Australian Energy Regulator. This ensured the electricity retailers were compensated for the lower retail tariff set by the Minister for Energy and Water Supply in accordance with the Government’s commitment on cost of living pressures. The Queensland Government agreed to provide a CSO payment to compensate Energex for the revenue foregone.

In line with the Government’s uniform tariff policy, a CSO payment is provided to Ergon as the cost of supplying regional customers is significantly higher than the revenue received from uniform tariff prices. This subsidy is a key part of the uniform tariff policy and is provided to ensure all Queenslanders, regardless of their geographic location, pay a reasonable price for their electricity.

The Government compensates SunWater Limited for the shortfall in revenues generated by complying with the irrigation price path in SunWater managed irrigation schemes. The shortfall represents the difference between the efficient cost of supply of water to irrigators (lower bound cost) as determined by the Queensland Competition Authority, and the prices charged to irrigators as directed by the Government.

Seqwater also receives a CSO from the Government for the provision of rural irrigation water to rural irrigators.

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The Government compensates Queensland Rail for the provision of non-commercial rail passenger and infrastructure services for the passenger and tourism markets.

Equity contributions

The levels and weightings of GOC debt and equity are managed by the Government to maintain an optimal and efficient capital structure. Corporations may have different target capital structures for different business entities or to support expected capital programs and projects.

Estimated equity contributions for Public Non-financial Corporations in 2012-13 are identified in the table below (Table 8.6).

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9	UNIFORM PRESENTATION FRAMEWORK

INTRODUCTION

This chapter contains detailed financial statements for the Queensland Public Sector prepared under the Uniform Presentation Framework (UPF) of reporting as required under the Australian Loan Council arrangements.

The UPF was reviewed following the release in October 2007 of the Australian Accounting Standards Board’s (AASB) accounting standard, AASB 1049 Whole of Government and General Government Sector Financial Reporting. The standard aims to harmonise Government Finance Statistics (GFS) and Generally Accepted Accounting Principles (GAAP) with the objective of improving the clarity and transparency of government financial statements.

In addition, the chapter provides:

•	a reconciliation of the General Government sector net operating balance to the accounting operating result

•	a time series for the General Government sector using the revised UPF

•	details of General Government grant revenue and expenses

•	details of General Government sector dividend and income tax equivalent income

•	data on General Government expenses and purchases of non-financial assets by function

•	details of taxation revenue collected by the General Government sector

•	the State’s revised Loan Council Budget allocation

•	details of contingent liabilities

•	background information on the revised UPF and disclosure differences arising from it, including the conceptual basis, sector definitions and a list of reporting entities.

UNIFORM PRESENTATION FRAMEWORK FINANCIAL INFORMATION

The tables on the following pages present operating statements, balance sheets and cash flow statements prepared on a harmonised basis for the General Government, Public Non-financial Corporations (PNFC) and Non-financial Public sectors.

Under the UPF requirements, budgeted financial information for the Public Financial Corporations sector is not included.

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Table 9.1
General Government Sector Operating Statement [1]

		2011-12 Budget $ million	2011-12 Est.Actual $ million	2012-13 Budget $ million	2013-14 Projection $ million	2014-15 Projection $ million	2015-16 Projection $ million
	Revenue from Transactions						
	Taxation revenue	10,527	10,583	11,013	11,778	12,567	13,493
	Grants revenue	20,262	22,606	18,598	22,162	23,794	23,580
	Sales of goods and services	4,559	4,971	4,966	5,128	5,316	5,531
	Interest income	2,477	2,475	2,582	2,662	2,733	2,799
	Dividend and income tax equivalent income	1,047	1,157	1,355	1,669	2,269	2,235
	Other revenue	4,134	3,915	3,711	4,568	4,968	5,325
	Total Revenue from Transactions	**43,007**	**45,707**	**42,224**	**47,967**	**51,646**	**52,963**
Less	**Expenses from Transactions**						
	Employee expenses	17,932	18,248	18,885	18,489	19,391	20,220
	Superannuation expenses						
	Superannuation interest cost	1,201	1,221	1,235	1,324	1,325	1,317
	Other superannuation expenses	2,212	2,331	2,301	2,314	2,380	2,442
	Other operating expenses	9,597	8,909	9,383	9,128	9,386	9,829
	Depreciation and amortisation	2,872	2,765	3,086	3,299	3,453	3,504
	Other interest expenses	1,747	1,622	1,916	2,294	2,415	2,449
	Grants expenses	11,504	10,925	11,713	11,103	10,426	10,961
	Total Expenses from Transactions	**47,065**	**46,021**	**48,518**	**47,950**	**48,776**	**50,722**
Equals	**Net Operating Balance**	**(4,058)**	**(314)**	**(6,294)**	**17**	**2,871**	**2,241**
Plus	Other economic flows - included in operating result	(97)	(435)	282	(44)	(225)	(153)
Equals	**Operating Result**	**(4,155)**	**(749)**	**(6,012)**	**(28)**	**2,646**	**2,088**
Plus	Other economic flows - other movements in equity	3,211	(2,641)	544	1,146	1,580	1,736
Equals	**Comprehensive Result - Total Change In Net Worth**	**(943)**	**(3,390)**	**(5,468)**	**1,119**	**4,226**	**3,823**
	KEY FISCAL AGGREGATES						
	Net Operating Balance	**(4,058)**	**(314)**	**(6,294)**	**17**	**2,871**	**2,241**
Less	**Net Acquisition of Non-financial Assets**						
	Purchases of non-financial assets	7,180	8,069	7,653	7,010	5,574	4,881
	Less Sales of non-financial assets	226	267	318	294	252	215
	Less Depreciation	2,872	2,765	3,086	3,299	3,453	3,504
	Plus Change in inventories	39	36	(45)	14	17	32
	Plus Other movements in non-financial assets	213	235	270	338	333	301
	***Equals* Total Net Acquisition of Non-financial Assets**	**4,334**	**5,309**	**4,475**	**3,769**	**2,219**	**1,494**
Equals	**Net Lending / (Borrowing)**	**(8,392)**	**(5,623)**	**(10,768)**	**(3,752)**	**652**	**747**

Note:
1. Numbers may not add due to rounding.

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Table 9.2

Public Non-financial Corporations Sector Operating Statement [1]

		2011-12 Budget $ million	2011-12 Est.Actual $ million	2012-13 Budget $ million	2013-14 Projection $ million	2014-15 Projection $ million	2015-16 Projection $ million
	Revenue from Transactions						
	Grants revenue	2,129	2,149	2,454	2,465	2,581	2,669
	Sales of goods and services	7,406	7,352	8,200	8,667	9,150	9,645
	Interest income	108	130	136	115	107	93
	Dividend and income tax equivalent income	..	61	61	..	..	..
	Other revenue	347	416	357	354	384	405
	Total Revenue from Transactions	**9,991**	**10,108**	**11,209**	**11,602**	**12,222**	**12,813**
Less	**Expenses from Transactions**						
	Employee expenses	1,637	1,776	1,763	1,725	1,770	1,843
	Superannuation expenses						
	Superannuation interest cost	..	..	..	..	..	..
	Other superannuation expenses	211	213	215	211	217	224
	Other operating expenses	3,359	3,100	3,830	3,652	3,445	3,706
	Depreciation and amortisation	2,234	2,072	2,198	2,328	2,452	2,542
	Other interest expenses	2,073	2,049	2,210	2,233	2,353	2,404
	Grants expenses	27	16	22	17	18	19
	Other property expenses	252	273	352	453	783	745
	Total Expenses from Transactions	**9,793**	**9,500**	**10,590**	**10,620**	**11,038**	**11,482**
Equals	**Net Operating Balance**	**198**	**608**	**619**	**981**	**1,184**	**1,331**
Plus	Other economic flows - included in operating result	(249)	(334)	(211)	(267)	(24)	(59)
Equals	**Operating Result**	**(51)**	**274**	**409**	**714**	**1,160**	**1,272**
Plus	Other economic flows - other movements in equity	128	(1,421)	(678)	(415)	(600)	(639)
Equals	**Comprehensive Result - Total Change In Net Worth**	**77**	**(1,147)**	**(269)**	**299**	**560**	**634**
	KEY FISCAL AGGREGATES						
	Net Operating Balance	**198**	**608**	**619**	**981**	**1,184**	**1,331**
Less	**Net Acquisition of Non-financial Assets**						
	Purchases of non-financial assets	5,134	3,961	4,690	4,314	4,070	3,896
	Less Sales of non-financial assets	88	177	18	11	9	7
	Less Depreciation	2,234	2,072	2,198	2,328	2,452	2,542
	Plus Change in inventories	5	53	21	(1)	18	19
	Plus Other movements in non-financial assets	43	40	(5)	..	..	..
	***Equals* Total Net Acquisition of Non-financial Assets**	**2,861**	**1,806**	**2,490**	**1,974**	**1,627**	**1,366**
Equals	**Net Lending / (Borrowing)**	**(2,663)**	**(1,198)**	**(1,870)**	**(993)**	**(443)**	**(36)**

Note:

1. Numbers may not add due to rounding.

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Table 9.3
Non-financial Public Sector Operating Statement [1]

		2011-12 Budget $ million	2011-12 Est.Actual $ million	2012-13 Budget $ million	2013-14 Projection $ million	2014-15 Projection $ million	2015-16 Projection $ million
	Revenue from Transactions						
	Taxation revenue	10,202	10,281	10,662	11,420	12,189	13,080
	Grants revenue	20,411	22,798	18,793	22,369	24,010	23,759
	Sales of goods and services	11,605	12,070	12,911	13,528	14,172	14,875
	Interest income	2,586	2,605	2,718	2,777	2,841	2,893
	Dividend and income tax equivalent income	16	94	102	64	75	73
	Other revenue	4,481	4,329	4,063	4,922	5,352	5,731
	Total Revenue from Transactions	**49,300**	**52,178**	**49,248**	**55,081**	**58,639**	**60,410**
Less	**Expenses from Transactions**						
	Employee expenses	19,480	19,936	20,557	20,125	21,069	21,967
	Superannuation expenses						
	Superannuation interest cost	1,201	1,221	1,235	1,324	1,325	1,317
	Other superannuation expenses	2,423	2,544	2,515	2,525	2,597	2,666
	Other operating expenses	12,596	11,753	12,957	12,512	12,537	13,233
	Depreciation and amortisation	5,106	4,837	5,284	5,627	5,906	6,046
	Other interest expenses	3,586	3,466	3,875	4,268	4,492	4,545
	Grants expenses	9,551	8,985	9,470	8,862	8,079	8,489
	Total Expenses from Transactions	**53,942**	**52,741**	**55,893**	**55,243**	**56,004**	**58,265**
Equals	**Net Operating Balance**	**(4,642)**	**(563)**	**(6,645)**	**(162)**	**2,635**	**2,145**
Plus	Other economic flows - included in operating result	(346)	(851)	(289)	(312)	(248)	(212)
Equals	**Operating Result**	**(4,988)**	**(1,414)**	**(6,934)**	**(474)**	**2,387**	**1,933**
Plus	Other economic flows - other movements in equity	4,045	(2,011)	1,466	1,593	1,839	1,890
Equals	**Comprehensive Result - Total Change In Net Worth**	**(943)**	**(3,425)**	**(5,468)**	**1,119**	**4,226**	**3,823**
	KEY FISCAL AGGREGATES						
	Net Operating Balance	**(4,642)**	**(563)**	**(6,645)**	**(162)**	**2,635**	**2,145**
Less	**Net Acquisition of Non-financial Assets**						
	Purchases of non-financial assets	12,313	12,030	12,343	11,324	9,644	8,777
	Less Sales of non-financial assets	313	444	336	305	261	222
	Less Depreciation	5,106	4,837	5,284	5,627	5,906	6,046
	Plus Change in inventories	44	89	(24)	13	35	51
	Plus Other movements in non-financial assets	256	276	265	338	333	301
	Equals **Total Net Acquisition of Non-financial Assets**	**7,194**	**7,114**	**6,965**	**5,743**	**3,845**	**2,861**
Equals	**Net Lending / (Borrowing)**	**(11,837)**	**(7,677)**	**(13,610)**	**(5,906)**	**(1,210)**	**(715)**

Note:
1. Numbers may not add due to rounding.

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RECONCILIATION OF NET OPERATING BALANCE TO ACCOUNTING OPERATING RESULT

The primary difference between the net operating balance and the accounting operating result calculated under Australian Accounting Standards (AAS) is that valuation adjustments are excluded from the net operating balance.

Data presented in Table 9.10 provides a reconciliation of the General Government sector net operating balance to the accounting operating result.

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GENERAL GOVERNMENT TIME SERIES

Data presented in Table 9.11 provides a time series from 2004-05 to 2010-11 for the General Government sector on the key fiscal aggregates used by the Government to measure financial performance. These aggregates have been backcast (as far as is possible) to comply with AASB 1049 Whole of Government and General Government Sector Financial Reporting.

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OTHER GENERAL GOVERNMENT UNIFORM PRESENTATION FRAMEWORK DATA

Data in the following tables are presented in accordance with the UPF.

Grants

Data presented in Tables 9.12 (a) and 9.12 (b) provide details of General Government current and capital grant revenue and expenses.

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Dividend and Income Tax Equivalent Income

Table 9.13 provides details of the source of dividend and income tax equivalent income in the General Government sector.

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Expenses by function

Data presented in Table 9.14 provides details of General Government sector expenses by function.

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Purchases of non-financial assets by function

Data presented in Table 9.15 provides details of General Government sector purchases of non-financial assets by function.

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Taxes

Data presented in Table 9.16 provides details of taxation revenue collected by the General Government sector.

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Loan Council Allocation

The Australian Loan Council requires all jurisdictions to prepare Loan Council Allocations (LCA) to provide an indication of each government’s probable call on financial markets over the forthcoming financial year.

Table 9.17 presents the State’s revised Budget LCA and the Loan Council endorsed LCA for 2012-13.

The State’s Budget LCA is a deficit of $12.158 billion. This compares to the LCA nomination of $12.264 billion.

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CONTINGENT LIABILITIES

Contingent liabilities represent items that are not included in the Budget as significant uncertainty exists as to whether the Government would sacrifice future economic benefits in respect of these items. Nevertheless, such contingencies need to be recognised and managed wherever possible in terms of their potential impact on the Government’s financial position in the future.

The State’s quantifiable and non-quantifiable contingent liabilities are detailed in the 2010-11 Report on State Finances – whole of government financial statements (Note 50).

A summary of the State’s quantifiable contingent liabilities as at 30 June 2011 is provided in Table 9.18.

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BACKGROUND AND INTERPRETATION OF UNIFORM PRESENTATION FRAMEWORK

As mentioned in the introduction to this chapter, the UPF was reviewed in 2007 following the release of the AASB new accounting standard, AASB 1049 Whole of Government and General Government Sector Financial Reporting.

This new standard aims to harmonise Government Finance Statistics (GFS) and Generally Accepted Accounting Principles (GAAP) with the objective of improving the clarity and transparency of government financial statements.

Accrual Government Finance Statistics framework

The GFS reporting framework, developed by the Australian Bureau of Statistics (ABS), is based on international statistical standards (the International Monetary Fund Manual on Government Finance Statistics and the United Nations System of National Accounts). This allows comprehensive assessments to be made of the economic impact of government.

The accrual GFS framework is based on an integrated recording of stocks and flows.

Stocks refer to a unit’s holdings of assets, liabilities and net worth at a point in time, whilst flows represent the movement in the stock of assets and liabilities between two points in time. Flows comprise two separate types, transactions and other economic flows. Transactions come about as a result of mutually agreed interactions between units or within a single unit. Other economic flows would include revaluations and destruction or discovery of assets that do not result from a transaction. In GFS operating statements, other economic flows, being outside of the control of government, are excluded and do not affect the net operating result.

Generally Accepted Accounting Principles

In addition to the GFS framework, public sector entities were previously required to report at year end against AAS 31 Financial Reporting by Government, which meant complying with the Accounting Standards issued by the AASB.

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Harmonisation under AASB 1049

This dual reporting regime caused confusion for financial report users and the Financial Reporting Council asked the AASB to develop a framework harmonising GAAP and GFS and to issue an Australian accounting standard for a single set of government reports.

In the development of AASB 1049, the AASB adopted the following approaches:

•	adoption of GAAP definition, recognition and measurement principles in almost all cases

•

amending presentation requirements to encompass a comprehensive result that retains GAAP classification system but overlays it with a transactions and other economic flows classification system based on GFS

•	expanding the disclosure requirements to incorporate key fiscal aggregates required by GFS.

Revisions to the Uniform Presentation Framework

Following the introduction of AASB 1049, the Australian, state and territory governments consider that the UPF will continue to be an important framework for ensuring comparability of financial information across jurisdictions. There are a number of important areas where the UPF provides either additional information or clearer guidance on the preparation of government financial statements to that of AASB 1049. For example, the Australian, state and territory governments agree that net debt, a fiscal indicator not required by the new standard, continues to be an important indicator in transparent budget reporting and should continue to be presented on the face of the financial statements as a fiscal aggregate. Further, the UPF shall continue to apply to financial statements produced by government in budgets, mid-year budget updates and final budget outcome reports, whereas the new accounting standard applies only to outcome reports.

Therefore, rather than replacing the UPF with the new accounting standard, the framework was updated to align with AASB 1049. Australian, state and territory governments agreed that the updated framework would continue to provide a common core of comparable financial information in their budget papers and comparable data amongst jurisdictions while maintaining at least the current level of transparency.

Aligning the framework with AASB 1049 was not intended to create a UPF that complies with all the reporting requirements of AASB 1049. For example, the UPF does not include the same level of detail in relation to disclosure requirements as AASB 1049. Instead, the revised UPF allows jurisdictions to utilise the framework as the base set of statements and add additional relevant information in order to comply with AASB 1049.

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SECTOR CLASSIFICATION

GFS data is presented by institutional sector, distinguishing between the General Government sector and the PNFC sector.

Budget reporting focuses on the General Government sector, which provides regulatory services and goods and services of a non-market nature that are provided at less than cost or at no cost. These services are largely financed by general revenue (Australian Government grants and state taxation). This sector comprises government departments, their commercialised business units/shared service providers and certain statutory bodies.

The PNFC sector comprises bodies that provide mainly market goods and services that are of a non-regulatory and non-financial nature. PNFCs are financed through sales to consumers of their goods and services and may be supplemented by explicit government subsidy to satisfy community service obligations. In general, PNFCs are legally distinguishable from the governments that own them. Examples of PNFCs include the energy entities and Queensland Rail Limited.

Together, the General Government sector and the PNFC sector comprise the Non-financial Public sector.

Further discussion of the GFS framework of reporting, including definitions of GFS terms, can be obtained from the webpage of the Australian Bureau of Statistics at www.abs.gov.au.

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REPORTING ENTITIES

The reporting entities included in the General Government and PNFC sectors are provided below.

General Government

Departments

Aboriginal and Torres Strait Islander and Multicultural Affairs	The Public Trustee of Queensland

Agriculture, Fisheries and Forestry	Tourism, Major Events, Small Business and the Commonwealth Games

Communities, Child Safety and Disability Services	Transport and Main Roads

Community Safety

Education, Training and Employment	Commercialised Business Units

Electoral Commission of Queensland	CITEC

Energy and Water Supply	Goprint

Environment and Heritage Protection	Project Services

Housing and Public Works	Property Services Group

Justice and Attorney-General	QBuild

Legislative Assembly	QFleet

Local Government	RoadTek

National Parks, Recreation, Sport and Racing	SDS

Natural Resources and Mines	Shared Service Providers

Office of the Governor	Corporate Administration Agency

Office of the Ombudsman	Queensland Shared Services

Premier and Cabinet

Public Service Commission

Queensland Audit Office

Queensland Health

Queensland Police Service

Queensland Treasury and Trade

Science, Information Technology, Innovation and the Arts

State Development, Infrastructure and Planning

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Statutory Authorities

Anti-Discrimination Commission	Office of the Information Commissioner

Australian Agricultural College	Prostitution Licensing Authority

Corporation	Queensland Art Gallery Board of Trustees

Board of the Queensland Museum	Queensland Building Services Authority

City North Infrastructure Pty Ltd	Queensland Future Growth Corporation

Commission for Children and Young People	Queensland Performing Arts Trust

and Child Guardian	Queensland Reconstruction Authority

Crime and Misconduct Commission	Queensland Rural Adjustment Authority

Events Queensland Pty Ltd	Queensland Studies Authority

Gold Coast 2018 Commonwealth Games	Residential Tenancies Authority

Corporation	South Bank Corporation

Gold Coast Institute of TAFE	Southbank Institute of Technology

Health Quality and Complaints Commission	The Council of the Queensland Institute of

Hospital and Health Services	Medical Research

Cairns and Hinterland	Tourism Queensland

Cape York	Translink Transit Authority

Central Queensland	Urban Land Development Authority

Central West	Workers’ Compensation Regulatory

Children’s Health Queensland	Authority (Q-Comp)

Darling Downs

Gold Coast

Mackay

Metro North

Metro South

North West

South West

Sunshine Coast

Torres Strait and Northern Peninsula

Townsville

West Moreton

Wide Bay

Legal Aid Queensland

Library Board of Queensland

Motor Accident Insurance Commission

Nominal Defendant

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Public Non-financial Corporations

Public Non-financial Corporations

Brisbane Port Holdings Pty Ltd

CS Energy Ltd

DBCT Holdings Pty Ltd

ENERGEX Ltd

Ergon Energy Corporation Limited

Far North Queensland Ports Corporation Limited

Gladstone Area Water Board

Gladstone Ports Corporation Limited

Mount Isa Water Board

North Queensland Bulk Ports Corporation Limited

Port of Townsville Limited

Powerlink Queensland

Qld Airport Holdings (Cairns) Pty Ltd

Qld Airport Holdings (Mackay) Pty Ltd

Queensland Bulk Water Supply Authority

Queensland Bulk Water Transport Authority

Queensland Lottery Corporation Pty Ltd

Queensland Rail Limited

Queensland Treasury Holdings Pty Ltd

SEQ Water Grid Manager

Southern Regional Water Pipeline Company Pty Ltd

Stadiums Queensland

Stanwell Corporation Limited

SunWater Limited

The Trustees of Parklands Gold Coast

Budget Strategy and Outlook 2012-13	163

164	Budget Strategy and Outlook 2012-13

APPENDIX A – TAX EXPENDITURE STATEMENT

OVERVIEW

Governments employ a range of policy tools to achieve social and economic objectives. These include the use of direct budgetary outlays, regulatory mechanisms and taxation. This Tax Expenditure Statement (TES) details revenue foregone as a result of Government decisions relating to the provision of tax concessions. The TES is designed to improve transparency in the use of tax expenditures and increase public understanding of the fiscal process.

Tax expenditures are reductions in tax revenue that result from the use of the taxation system as a policy tool to deliver Government policy objectives. Tax expenditures are provided through a range of concessions, including:

•	tax exemptions

•	the application of reduced tax rates to certain groups or sectors of the community

•	tax rebates

•	tax deductions

•	provisions which defer payment of a tax liability to a future period.

Labelling an exemption or concession as a tax expenditure does not necessarily imply any judgement as to its appropriateness. It merely makes the amount of the exemption or concession explicit and thereby facilitates its scrutiny as part of the annual Budget process.

Methodology

Revenue foregone approach

The method used almost exclusively by governments to quantify the value of their tax expenditures is the revenue foregone approach. This method estimates the revenue foregone through use of the concession by applying the benchmark rate of taxation to the volume of activities or assets affected by the concession. One of the deficiencies of the revenue foregone approach is that the effect on taxpayer behaviour resulting from the removal of the particular tax expenditure is not factored into the estimate. Consequently, the aggregation of costings for individual tax expenditure items presented in the TES will not necessarily provide an accurate estimate of the total level of assistance provided through tax expenditures.

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Measuring tax expenditures requires the identification of:

•	a benchmark tax base

•	concessionally taxed components of the benchmark tax base such as a specific activity or class of taxpayer

•	a benchmark tax rate to apply to the concessionally taxed components of the tax base.

Defining the tax benchmark

The most important step in the preparation of a TES is the establishment of a benchmark for each tax included in the statement. The benchmark provides a basis against which each tax concession can be evaluated. The aim of the benchmark is to determine which concessions are tax expenditures as opposed to structural elements of the tax. The key features of a tax benchmark are:

•	the tax rate structure

•	any specific accounting conventions applicable to the tax

•	the deductibility of compulsory payments

•	any provisions to facilitate administration

•	provisions relating to any fiscal obligations.

By definition, tax expenditures are those tax concessions not included as part of the tax benchmark.

Identification of benchmark revenue bases and rates requires a degree of judgement and is not definitive. Furthermore, data limitations mean that the tax expenditures are approximations and are not exhaustive. This statement does not include estimates of revenue foregone from exemptions or concessions provided to Government agencies. Very small exemptions or concessions are also excluded.

THE TAX EXPENDITURE STATEMENT

This year’s statement includes estimates of tax expenditures in 2010-11 and 2011-12 for payroll tax, land tax, duties and gambling taxes. A summary of the major tax expenditures valued on the basis of revenue foregone is presented in Table A.1. Not all expenditures can be quantified at this time. Accordingly, the total value of tax expenditures should be considered as indicative only.

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Table A.1
Tax expenditure summary[1]

	2010-11[2] $ million	2011-12 $ million
Payroll Tax		
Exemption threshold[3]	1,143	1,188
Deduction scheme[4]	259	287
Section 14 exemptions		
Local Government	104	112
Education	131	139
Hospitals	262	272
Total Payroll Tax	**1,899**	**1,998**
Land Tax		
Liability thresholds[5]	523	545
Graduated land tax scale	550	538
Primary production deduction	109	94
Section 13 exemptions not included elsewhere[6]	95	92
Land developers' concession	20	18
Capping of values	17	9
Total Land Tax	**1,314**	**1,296**
Duties		
Transfer duty on residential property		
Home concession[7]	313	35
First home concession	133	188
First home vacant land concession	7	10
Insurance duty		
Non-life insurance	147	167
Workcover	28	39
Health insurance	204	217
Total Duties	**832**	**656**
Taxes on Gambling		
Gaming machine taxes	119	123
Casino taxes	9	9
Total Gambling Tax	**129**	**132**

Notes:
1. Numbers may not add due to rounding.
2. 2010-11 estimates may have been revised since the 2011-12 Budget.
3. Exemption threshold of $1 million applied prior to 1 July 2012.
4. Deduction of $1 million, which reduces by $1 for every $4 above $1 million, is applicable to employers with an annual payroll between $1 million and $5 million.
5. Land tax is payable only on the value of taxable land above a threshold which depends on the ownership structure.
6. Applicable, but not limited, to religious bodies, public benevolent institutions and other exempt charitable institutions.
7. Not applicable between 1 August 2011 and 30 June 2012.

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DISCUSSION OF INDIVIDUAL TAXES

Payroll tax

The benchmark tax base for payroll tax is assumed to be all wages, salaries and supplements (including employer superannuation contributions) paid in Queensland, as defined in the Payroll Tax Act 1971. The benchmark tax rate for payroll tax is assumed to be the statutory rate applying in each financial year.

Payroll tax exemption threshold

Employers who employ in Queensland with an annual Australian payroll of $1 million or less are exempt from payroll tax (increased to $1.1 million from 1 July 2012). On the basis of 2011-12 average weekly earnings, this threshold corresponded to approximately 15 full-time equivalent employees. This exemption is designed to assist small and medium sized businesses.

Deduction scheme

Employers who employed in Queensland with Australian payrolls between $1 million and $5 million benefited from a deduction of $1 million, which reduced by $1 for every $4 by which the annual payroll exceeded $1 million. There was no deduction for employers or groups that had an annual payroll in excess of $5 million.

Section 14 exemptions

A number of organisations are provided with exemptions from payroll tax under Section 14 of the Payroll Tax Act 1971. The activities for which estimates have been calculated are wages paid by public hospitals, non-tertiary private educational institutions and local governments (excluding commercial activities).

Land tax

The benchmark tax base is assumed to be all freehold land within Queensland, excluding residential land used as a principal place of residence and land owned by individuals with a value for that year below the threshold. The benchmark tax rate for land tax is assumed to be the top rate of land tax applicable in Queensland in each financial year.

Liability thresholds

Land tax is payable on the value of taxable land above a threshold which depends on the land’s ownership. The threshold for companies, trusts and absentees is $350,000 and for resident individuals the threshold is $600,000.

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Residential land owned by resident individuals as their principal place of residence is excluded from the estimate. The exemption from paying below a minimum amount is not included as a tax expenditure as it is regarded as the application of an administration threshold.

Graduated land tax scale

A graduated (concessional) scale of land tax rates is applicable to land with a taxable value of less than $5 million for resident individuals and companies, trustees and absentees.

Primary production deduction

The taxable value of land owned by a resident individual, trustee or some absentees and companies does not include all or part of their land that is used for the business of agriculture, pasturage or dairy farming.

Section 13 exemptions (not elsewhere included)

A number of land tax exemptions are granted under Section 13 of the Land Tax Act 2010 to eligible organisations. These include, but are not limited to, public benevolent institutions, religious institutions and other exempt charitable institutions, retirement villages, trade unions and showgrounds.

Land developers’ concession

From 1 July 1998, land developers have been charged land tax on 60% of the unimproved value of (undeveloped) land subdivided in the previous financial year and which remains unsold at 30 June of that year. This concession is outlined in Section 30 of the Land Tax Act 2010.

Land Tax – Capping of Land Values

Land tax is levied on the unimproved value of the landowner’s aggregated holdings of freehold land owned in Queensland as at midnight on 30 June each year. A 50% cap on the annual increase in land values used for the purpose of calculating land tax liabilities commenced on 1 July 2007 until 30 June 2012.

Transfer duty concession on residential property

The benchmark tax base is assumed to be all sales of residential property within Queensland. The benchmark tax scale is assumed to be the scale that actually applied in each financial year.

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Home concession

A concessional rate of duty applied to purchases of a principal place of residence until 1 August 2011 (reinstated as of 1 July 2012). The 1% concessional rate has been applied on dutiable values up to $350,000, rather than the normal schedule of rates between 1.5% and 3.5%. For properties valued over $350,000, the scheduled rates of transfer duty apply on the excess.

First home concession

Where a purchaser has not previously owned a residence in Queensland or elsewhere, the purchaser of a home receives a more generous concession on duty. This concession comprises a rebate in addition to the home concession on properties (this concession may not be applicable if the purchase price is less than the full market value of the property). The size of the rebate depends on the value of the property. A full concession is provided to purchases of a first principal place of residence valued up to $500,000.

First home vacant land concession

A first home concession is available for the purchase of certain vacant land up to the value of $400,000, with a full concession available on certain vacant land up to the value of $250,000.

Insurance duty

The benchmark tax base is assumed to be all premiums for general insurance policies (except for life insurance). The benchmark tax scale is assumed to be the scale that actually applied in each financial year.

The rate of duty applicable to most types of general insurance is 7.5%. Concessional rates apply to some other general insurance types (5% for motor vehicle insurance other than compulsory third party (CTP), workers’ compensation and professional indemnity insurance and 10c on a premium for CTP insurance). Data limitations mean that these insurance types are categorised into non-life insurance cover and WorkCover. An exemption from duty is also provided for private health insurance.

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Gambling taxes

Gaming machine tax concessions for licensed clubs

The benchmark tax base is assumed to be all gaming machines operated by licensed clubs and hotels in Queensland. The benchmark tax rate is assumed to be the highest marginal tax rate (as is applied to hotels) that actually applied in each financial year.

A concessional graduated tax rate scale applies to gaming machines operated by licensed clubs. The tax rate is calculated on the gaming machine monthly metered win and the top tax rate is only applied to the portion of gaming machine revenue where the monthly metered win exceeds $1.4 million for any licensed club.

Casino tax concessions

The benchmark tax base is assumed to be all casinos operating in Queensland. The benchmark tax rate is assumed to be the highest tax rate that is actually applied in each financial year.

A tax rate of 20% of gross revenue applies for standard transactions in the Brisbane and Gold Coast casinos. A concessional tax rate of 10% applies for gross revenue from standard transactions in the Cairns and Townsville casinos. The tax rate applicable to gaming machines in casinos is 30% of gross revenue in Brisbane and Gold Coast casinos and 20% in the Cairns and Townsville casinos.

In addition concessional rates of 10% also apply for revenue from high rollers in all casinos. A GST credit is provided to casinos that approximates a reduction in the above tax rates of 9.09%.

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APPENDIX B – CONCESSIONS STATEMENT

The Government provides concessions in the form of discounts, rebates and subsidies to improve access to, and the affordability of, a range of services for individuals or families based on eligibility criteria relating to factors such as age, income and special needs or disadvantage.

This statement serves to highlight the cost and nature of concessions covering both concessions which are reflected as outlays in the Budget (for example, direct subsidy payments) and revenue foregone through fees and charges which are set at a rate lower than that applying to the wider community.

Varying methods have been used to estimate the cost of concessions depending on the nature of the concession, including:

•	direct Budget outlay cost (for example, direct subsidy or rebate payments)_

•	revenue foregone (for example, concessional fees and charges)

•	cost of goods and services provided.

Table B.1 sets out the cost of concessions by agency. The total value of concessions is estimated at $1.986 billion in 2012-13, an increase of $229.7 million (or 13.08%) on the 2011-12 estimated actual.

This statement includes estimates of the Ergon Energy community service obligations for the first time.

More information can be found at:

http://www.communities.qld.gov.au/communityservices/community-support/queensland-government-concessions/

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Table B.1
Concessions by agency[1]

Agency	2011-12 Est.Act. $ million	2012-13 Estimate $ million
Department of Agriculture, Fisheries and Forestry		
Hendra virus - rebate to front line veterinarians	..	0.4
Department of Communities, Child Safety and Disability Services		
Electricity Rebate Scheme	114.5	118.5
Electricity Life Support Scheme	1.6	1.7
Medical Cooling and Heating Electricity Concession Scheme	0.6	1.8
Pensioner Rate Subsidy Scheme	49.4	50.9
Reticulated Natural Gas Rebate Scheme	2.0	2.1
Home Energy Emergency Assistance Scheme	3.8	5.0
SEQ Pensioner Water Subsidy Scheme	17.2	17.8
National Reciprocal Transport Scheme	4.0	2.6
Department of Community Safety		
Urban Fire Levy Concession	6.5	6.8
Department of Education, Training and Employment		
Living Away from Home Allowances Scheme	6.2	7.3
School transport assistance for students with disabilities	35.2	37.5
Non-State School Transport Assistance Scheme	4.9	5.1
TAFE concessions	16.6	15.6
Department of Energy and Water Supply		
Ergon Energy - community service obligation	421.7	620.0[2]
Department of Housing and Public Works		
Government managed housing rental rebate	412.5	401.4
Department of Justice and Attorney-General		
Public Trustee of Queensland – community service obligation	27.2	27.3
Department of National Parks, Recreation, Sport and Racing		
Active Recreation Centres - concessional usage rates	0.2	0.2
Entry and tour fee concessions	0.5	0.5
Department of Science, Information Technology, Innovation and the Arts		
Arts Queensland - Discount on real property lease rentals	0.6	0.6
Queensland Art Gallery - Arts concessional entry fees	0.9	0.7
Queensland Performing Arts Trust - Venue hire rebates	0.6	0.6
Queensland Museum – Arts concessional entry fees	1.1	1.0

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Department of Agriculture, Fisheries and Forestry

The department provides a rebate to help front line veterinarians in their fight against Hendra virus with $1 million over four years to pay for eligible personal protective equipment. The rebate scheme allows private veterinarians to claim up to $250 from Biosecurity Queensland by way of a start up rebate. It is intended to equip the veterinarian with appropriate personal protective equipment for themselves and anyone else assisting with the testing of horses. A replenishment rebate is also available for veterinarians that have conducted Hendra virus testing in order to assist them with the cost of restocking personal protective equipment. The rebate scheme came into effect on 1 July 2012, with applications capable of being backdated to 24 March 2012 in order to take into account the most recent cases of Hendra virus.

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Department of Communities, Child Safety and Disability Services

The Electricity Rebate Scheme provides a rebate of up to $230 per annum on the cost of domestic electricity supply to the home of eligible holders of a Pensioner Concession Card, a Queensland Seniors Card or a Repatriation Health Card for All Conditions (Gold Card) who receive a War Widow or Special Rate Totally or Permanently Incapacitated (TPI) pension.

The Electricity Life Support Concession Scheme is aimed at assisting seriously ill people who use home based life support systems such as oxygen concentrators and kidney dialysis machines.

The Medical Cooling and Heating Electricity Concession Scheme is for eligible concession card holders, with a medical condition who have a dependence on air conditioning to regulate body temperature. The rate is set in line with the Electricity Rebate and provides a rebate of up to $230 per annum.

The Pensioner Rate Subsidy Scheme offers a 20% subsidy (up to a maximum of $200 per annum) to lessen the impact of local government rates and charges on pensioners, thereby assisting them to continue to live in their own homes.

The Reticulated Natural Gas Rebate Scheme provides a rebate of up to $64 per annum off the cost of reticulated natural gas supplied to the home of eligible holders of a Pensioner Concession Card, Queensland Seniors Card or Repatriation Health Card for All Conditions (Gold Card) who receive a War Widow or Special Rate TPI pension.

The Home Energy Emergency Assistance Scheme provides one off emergency assistance of up to $720 per annum (for a maximum of two consecutive years) to low income households experiencing a short term financial crisis and who are unable to pay their current electricity and/or reticulated natural gas account.

The South East Queensland Pensioner Water Subsidy Scheme provides an annual subsidy of up to $120 to eligible pensioner property owners in the SEQ Water Grid to lessen the impact of increased water prices and is in addition to the Pensioner Rate Subsidy Scheme.

The National Reciprocal Transport Scheme provides visitors from interstate who hold a state or territory Seniors Card with access to public transport concessions in Queensland. The scheme, which commenced in 2009, is funded by the Australian Government. The National Reciprocal Transport Scheme agreement has expired and at the time of printing the 2012-13 Budget papers, Queensland is yet to sign a new agreement. The Budget reflects the allocation for 2012-13 as noted in the Australian Government Budget papers.

Department of Community Safety

Pensioners are eligible for a 20% discount on the Urban Fire Levy payable on prescribed properties of which they are the owner or part owner.

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Department of Education, Training and Employment

The department provides a living away from home allowance to students in Years 1 to 12 in state and non-state schools whose homes are geographically isolated from local schools. The allowances offset the costs associated with boarding away from home to attend school on a daily basis and include tuition and travel costs.

The benefit levels for eligible students in 2012 are:

•	Remote Area Tuition Allowance – Primary students up to $2,998 per annum. Secondary students up to $4,317 per annum. Benefit levels are linked to tuition fees charge by approved boarding schools.

•	Remote Area Travel Allowance – The distance from the family home to the boarding location is at least 50km. Benefit levels dependent on distance and range from $121 to $1,539.

•	Remote Area Allowance – Benefits provided to Agricultural college students only and are $1,884 per annum.

•

Remote Area Disability Supplement (RADS) – Benefits provided to students with disabilities who incur additional costs associated with living away from home to attend school. Benefits are up to $6,134 per student per annum.

The department also offers assistance to students with disabilities to access school programs to meet their educational needs. Assistance is in the form of the provision of taxis or specialised contracted minibuses, payment of fares on regular buses or trains, or an allowance for parents who drive their children to school. The benefit level is up to $300 per week.

The Non-State School Transport Assistance Scheme assists families of students attending non-state schools outside Brisbane whose bus fare is over a weekly threshold amount. In 2012 the threshold is $20 per week for families, or $15 for families with a Health Care card, Pensioner or Veterans’ Affairs Pensioner Card. The program also assists families of students with disabilities who attend a non-state school. For families using taxis, this assistance is capped at $300 per week.

Concessions on TAFE tuition fees for Government funded training are offered to a range of concession card holders, students of Aboriginal and Torres Strait Islander descent and students who can demonstrate extreme financial hardship. The concessions are up to 60% discount from the full cost of the student contribution fee for a Government funded subject. Take up of TAFE concessions has been reducing in recent years and the estimate for 2012-13 reflects this trend.

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Department of Energy and Water Supply

The Government maintains a Uniform Tariff Policy to ensure that, wherever possible, non-market electricity customers of the same class should have access to uniform retail tariffs, and pay the same notified price for their electricity supply, regardless of where they live. To achieve this objective, the Government provides a Community Service Obligation payment to Ergon.

For more information see Chapter 8 Public Non-financial Corporations sector.

Department of Housing and Public Works

The Government managed housing rental rebate targets low income families and individuals and represents the difference between the rents that would be payable in the private market and rent that is charged by Government based on the household’s income. The 2012-13 estimated rental rebate includes the impact of the tax bracket changes from 1 July 2012, where the tax free threshold has increased from $6,000 to $18,000 and has resulted in a reduction of around 1.1% in the average rent subsidy per household. The average estimated yearly subsidy per household for 2012-13 is $7,386.

Department of Justice and Attorney-General

The Public Trustee of Queensland is a self funding organisation. The scale of fees used by the Public Trustee is designed to reflect a fair cost for the services provided. The Government has approved a scheme of community service obligation subsidies to protect the interests of disadvantaged clients. The subsidies are applied either as direct rebates at the time of charging the fees, placing no obligation on some clients to pay and seek reimbursement, or the services are provided at no cost to clients. In addition, the Public Trustee provides funding to other Government bodies to enable them to provide services to the people of Queensland.

The community service obligations provided include:

•	disability services – providing financial administration for clients with impaired financial decision making capacity and limited means

•	a will making service for all Queenslanders at no charge

•	administration of estates or trusts for beneficiaries with limited means who can establish need

•	public education in the areas of wills, powers of attorney and financial administration

•	contributions to the Office of the Adult Guardian and Legal Aid Queensland

•	contributions as a co-sponsor to the Queensland Community Foundation

•	trustee services for philanthropic or public foundations.

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Department of National Parks, Recreation, Sport and Racing

Concessional rates are offered to students and children 17 years and under, for the use of a number of Active Recreation Centres, such as those at Currimundi and Tallebudgera. These concessional rates provide discounts of between 4.6% and 11.7%.

Concessional entry and tour fees are available in specified protected areas including Chillagoe-Mungana Caves National Park, David Fleay Wildlife Park, Fort Lytton National Park, Mamu Rainforest Canopy Walkway, Mon Repos Conservation Park, Mt Etna Caves National Park, St Helena Island National Park and the Walk-About Creek Wildlife Centre.

Department of Science, Information Technology, Innovation and the Arts

Arts Queensland provides real property lease rentals to arts and cultural organisations at a discount from market rental rates. Current discounts range from 20% to 100% from market rates, depending on the location, and are offered at the Judith Wright Centre of Contemporary Arts and the Cairns Centre of Contemporary Arts. Rental subsidies will be phased out by 2014.

Concessional ticket entry fees apply to a variety of concession card holders, students, children and families for special exhibitions at the Queensland Art Gallery and the Queensland Museum.

Queensland Performing Arts Trust offers venue hire rebates to Government subsidised cultural organisations, charitable organisations, Government departments and educational institutions.

Department of Transport and Main Roads

Motor vehicle and boat registration concessions are provided to holders of the Pensioner Concession Card, Queensland Seniors Card and to those receiving a TPI Ex-serviceperson Pension. The concession is aimed at improving access to travel for pensioners and seniors and provides a reduced rate of registration fees. For most pensioners and Seniors Card holders, a concession for a family 4-cylinder vehicle would reduce the 12 month registration charge from $328.90 to $188.90. For a recreational ship up to and including 4.5 metres in length, the concession reduces the registration charge from $88.60 to $53.30 (registration charges are as at 1 July 2012).

Budget Strategy and Outlook 2012-13	179

Other motor vehicle and boat registration concessions are provided to:

•	primary producers to ensure the costs of basic necessities are kept to a minimum

•	local governments to ensure lower costs of essential services

•	charitable and community service organisations who provide assistance in the form of food, clothing and shelter to persons in distress

•	people living in remote areas without access to the wider road network

•	car club members with vehicles over 30 years of age who are preserving Queensland’s motoring history

•	specific purpose vehicles that are used off road but need access to the road network to move between sites and to certain overseas consular positions.

The School Transport Assistance Scheme is a program for students whose access to school is disadvantaged because they do not have a school in their local area or who are from defined low income groups. The scheme provides funding to facilitate transport services on bus, rail and/or ferry with allowances for private vehicle transport for eligible students. A typical concession would be to fully fund the cost of travel to the nearest state primary or high school where no school is provided, for example, Bargara to Bundaberg High School.

Public transport concessions are provided by the Government to ensure access and mobility for Queenslanders who require assistance because of age, disability or fixed low income. Passengers entitled to receive public transport concessions include holders of a Pensioner Concession Card, Veterans’ Affairs Gold Card, Seniors Card (all states and territories), Companion Card, Vision Impairment Travel Pass, TPI Veteran Travel Pass, children, as well as secondary and tertiary students. For a peak two zone journey using a gocard, the concession will reduce an adult fare from $3.58 to $1.79. The Taxi Subsidy Scheme aims to improve the mobility of persons with severe disabilities by providing a 50% concession fare up to a maximum subsidy of $25 per trip.

The Queensland Rail Concession Scheme improves the affordability of long distance and urban rail services for eligible pensioners, veterans and seniors. Assistance for long distance rail services is provided through discounted fares and free travel vouchers. For TravelTrain (long distance rail) services, depending on the service, the concession may be for free travel for up to four trips per year for Queensland pensioners (subject to availability of seats and payment of an administration fee).

180	Budget Strategy and Outlook 2012-13

Queensland Health

The Spectacle Supply Scheme assists eligible Queensland residents by providing a comprehensive range of free basic spectacles. Queensland Health administers the Scheme through the Medical Aids Subsidy Scheme.

The Medical Aids Subsidy Scheme provides access to funding assistance for the provision of a range of aids and equipment to eligible Queensland residents with permanent and stabilised conditions or disabilities. Aids and equipment are provided primarily to assist people to live at home and avoid premature or inappropriate residential care or hospitalisation. Subsidy funding assistance is provided towards communication aids, continence aids, daily living aids, medical grade footwear, mobility aids, orthoses and oxygen. Queensland Health will work with the Department of Communities, Child Safety and Disability Services regarding future options for the more effective administration of the Scheme.

Queensland Health’s Patient Travel Subsidy Scheme provides financial assistance to patients who need to access specialist health services which are not available within their local area. The Scheme provides a subsidy towards the cost of travel and accommodation for patients and, in some cases, an escort. From 1 January 2013, the mileage subsidy will increase from 15 cents to 30 cents per kilometre where a private vehicle is used, and the accommodation subsidy will increase from $30 to $60 per person per night for commercial accommodation.

The Oral Health Scheme provides free dental care to eligible clients and their dependants who possess a current Health Care Card, Pensioner Concession Card, Queensland Seniors Card or Commonwealth Seniors Card. In rural and remote areas where no private dental practitioner exists, access to dental care for the general public is provided at a concessional rate.

Budget Strategy and Outlook 2012-13	181

182	Budget Strategy and Outlook 2012-13

APPENDIX C – REVENUE AND EXPENSE ASSUMPTIONS AND SENSITIVITY ANALYSIS

The Queensland Budget, like those of other states, is based in part on assumptions made about future elements of uncertainty, both internal and external to the State, which can impact directly on economic and fiscal forecasts.

This appendix outlines the assumptions underlying the revenue and expense estimates and analyses the sensitivity of the estimates to changes in the economic and other assumptions. This analysis is provided to enhance the level of transparency and accountability of the Government.

The forward estimates in the Budget are framed on a no policy change basis. That is, the expenditure and revenue policies in place at the time of the Budget (including those announced in the Budget) are applied consistently throughout the forward estimates period.

The following discussion provides details of some of the key assumptions, estimates and risks associated with revenue and expenditure and, where a direct link can be established, the indicative impact on forecasts resulting from a movement in those variables.

Budget Strategy and Outlook 2012-13	183

Taxation and Royalty Revenue – 2010-11 to 2015-16

184	Budget Strategy and Outlook 2012-13

TAXATION REVENUE ASSUMPTIONS AND REVENUE RISKS

The rate of growth in tax revenues is dependent on a range of factors that are linked to the rate of growth in economic activity in the State. Some taxes are closely related to activity in specific sectors of the economy, whilst others are broadly related to the general rate of economic growth, employment, inflation and wages. A change in the level of economic activity, resulting from economic growth differing from forecast levels, would impact upon a broad range of taxation receipts.

Wages and employment growth – payroll tax collections

Wages and employment growth have a direct impact on payroll tax collections. The Budget assumptions are for an increase in wages of 3 1/4 % and an increase in employment of  3/4 % in 2012-13. The composition of the payroll tax base is also important. If sectors that are in the tax base are expected to grow more strongly than the average of the economy this delivers additional revenue. The payroll tax threshold has also been increased to $1.1 million from 1 July 2012.

A one percentage point variation in either Queensland wages growth or employment would change payroll tax collections by approximately $40 million in 2012-13.

Transfer duty estimates

For 2012-13, transfer duty collections are expected to decline from the 2011-12 estimated actual due to the reinstatement of the principal place of residence duty concession, partly offset by increased duty on transactions valued above $1 million. Underlying growth in 2012-13 is approximately 4% predicated on collections being supported by non-residential transactions and the assumption that residential activity will grow modestly in 2012-13.

Global economic credit conditions are likely to continue to weigh on some segments of the market in 2012-13, but a slight recovery in the property market is forecast reflecting returning demand for property due to the low costs of borrowing and expected growth in house prices. Estimated growth across the forward estimates is conservative relative to the period prior to the global financial crisis reflecting an expectation that these conditions are unlikely to be experienced again.

A one percentage point variation in either the average value of property transactions or the volume of transactions would change transfer duty collections by approximately $20 million in 2012-13.

Budget Strategy and Outlook 2012-13	185

ROYALTY ASSUMPTIONS AND REVENUE RISKS

Royalty Assumptions

Table C.2 provides the 2012-13 Budget assumptions regarding coal royalties, which represent the bulk of Queensland’s royalty revenue.

The LNG industry is expected to begin generating royalties in 2014-15 and increase from 2015-16 onwards as production ramps up.

Exchange rate and commodity prices and volumes – royalties estimates

Estimates of mining royalties are sensitive to movements in the A$-US$ exchange rate and commodity prices and volumes. Contracts for the supply of commodities are generally written in US dollars. Accordingly, a change in the exchange rate impacts on the Australian dollar price of commodities and therefore expected royalties collections.

For each one cent movement in the A$-US$ exchange rate, the impact would be approximately $32 million in 2012-13.

A 1% variation in export coking and thermal coal volumes would lead to a change in royalty revenue of approximately $22 million.

A 1% variation in the price of export coal would lead to a change in royalty revenue of approximately $34 million.

186	Budget Strategy and Outlook 2012-13

Parameters influencing Australian Government GST payments to Queensland

Estimates of Australian Government GST revenue grants to states and territories are dependent on total GST revenue collected, which tends to be closely correlated with the general level of economic activity. The Australian Government has provided estimates of total GST collections in its Budget Papers. In 2012-13, Queensland’s Budget will bear the risks of fluctuations in GST revenues.

The Australian Government’s estimate of GST revenue in 2012-13 is primarily based on its forecast of consumption subject to GST and as with all other tax estimates, there is a risk of lower collections than estimated by the Australian Government if economic growth and consumption is weaker than expected.

Relative to other states, Queensland has been assessed as having an above average capacity to raise revenue, particularly in relation to mining revenue. As a result, Queensland’s share of GST funding will continue to be below a population share in 2012-13.

Due to the complexities associated with the GST base, the information provided in the Australian Government Budget Papers is not sufficient to prepare indicative forecasts of the sensitivity of GST estimates to key variables.

Impact of the Australian Government’s Carbon Tax on Queensland

The Australian Government’s Carbon Tax commenced on 1 July 2012 and will impose significant costs on the Queensland economy.

For the first three years the price for each tonne of pollution will be fixed, like a carbon tax. Prices have started at $23 per tonne but will be increased in line with inflation over the next two years. From 1 July 2015 the carbon pricing mechanism will transition to a ‘cap and trade’ emissions trading scheme with the price set by the market. The trajectory of the carbon price at this time, and hence its impact on the Queensland economy and budget is uncertain.

Modelling undertaken by Queensland Treasury and Trade (2011) and Deloitte Access Economics (2011) based on the Commonwealth’s own underlying assumptions estimated that in 2020 economic growth in Queensland would be reduced by between 0.4% and 2.8% compared to the no carbon case. Employment is estimated to be 3,000 to 21,000 lower by 2020 compared to the no carbon case.

According to the Clean Energy Regulator there are 314 potentially liable entities for the carbon tax in Australia with one quarter (77) of them operating solely in Queensland. These entities comprise both private (mainly energy and resources) business and public entities (government owned corporations and local and regional councils).

Budget Strategy and Outlook 2012-13	187

In August 2011 the cost to the Queensland Government was estimated to be $1.2 billion over the period 2012-13 to 2015-16, mainly because of higher expenses and reduced dividends from government owned generators. Agencies have been required in the 2012-13 Budget to absorb the impact of the tax on their operations, which has been estimated at $100 million per annum.

Queensland Government-owned corporations are likely to need to pay about $675 million in carbon tax costs in 2012-13, with almost all of this cost attributable to generators. Most of this cost will be recovered from customers. The 2010-11 Report on State Finances estimated that the carbon tax had reduced the value of Government-owned electricity generators by $1.7 billion.

The Independent Commission of Audit in their Interim Report concluded that the impact on the fiscal balance could be greater than previously estimated by Queensland Treasury and Trade. The impact of the carbon tax on the Queensland economy and budget will be closely monitored.

188	Budget Strategy and Outlook 2012-13

SENSITIVITY OF EXPENDITURE ESTIMATES AND EXPENDITURE RISKS

Public sector wage costs

Salaries and wages form a large proportion of General Government operating expenses. Increases in salaries and wages are negotiated through enterprise bargaining agreements.

The 2012-13 Budget and forward estimates includes funding for wage increases as per existing agreements and reflect the Government’s wages policy for agreements yet to be reached.

A general 1% increase in wage outcomes in a particular year would increase expenses by around $200 million per annum.

Interest rates

The General Government sector has a total debt servicing cost estimated at almost $2 billion in 2012-13.

The current average duration of General Government debt is around five years. The majority of General Government debt is held under fixed interest rates and therefore the impact of interest rate variations on debt servicing costs in 2012-13 would be relatively modest, with the impact occurring progressively across the forward estimates.

Actuarial estimates of superannuation and long service leave

Liabilities for superannuation and long service leave are estimated by the State Actuary with reference to, among other things, assumed rates of investment returns, salary growth, inflation and discount rate. These liabilities are therefore subject to changes in these parameters. Similarly, the long service leave liabilities are subject to the risk that the actual rates of employee retention will vary from those assumed in the liability calculation.

While these impacts have been estimated and allowances made in the Budget and forward estimates to accommodate them, the actual outcome may differ from the estimates calculated for the Budget. At the time of the preparation of the 2012-13 Budget the AASB119 valuation of the State’s defined benefit superannuation liability was not available.

Demographic and demand based risks

Unforeseen changes in the size, location and composition of Queensland’s population can impact on the demand for goods and services and therefore on the cost of maintaining existing policies. This is particularly evident in the health, education, community services and criminal justice sectors.

Budget Strategy and Outlook 2012-13	189

State government expenditure is often more closely associated with socio-demographic factors, such as the number of school age children or the number of elderly residents, than with economic activity. However, such changes are unlikely to impact significantly in the short term.

For this reason, the composition, size and location of the State’s population are more significant in projecting the State’s expenditure needs across the forward estimates period than for the current or budget year.

By authority: S. C. Albury, Acting Government Printer, Queensland 2012

190	Budget Strategy and Outlook 2012-13

State Budget 2012–13    Budget Strategy and Outlook    Budget Paper No.2    www.budget.qld.gov.au

State Budget 2012–13 Budget Strategy and Outlook Budget Paper No.2 www.budget.qld.gov.au

State Budget 2012–13 Budget Strategy and Outlook Budget Paper No.2 www.budget.qld.gov.au

2012–13 State Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

4. Budget Measures

5. Service Delivery Statements

Appropriation Bills

The suite of Budget Papers is similar to that published in 2011-12.

In April 2012, machinery-of-Government changes saw the creation of 20 departments with each department reporting directly to one Minister.

These new arrangements have required minor changes to how information is presented in some Budget Papers. The 2012-13 Budget Papers provide continuity of information between the previous departmental structure and the new arrangements.

The Budget Papers are available online at www.budget.qld.gov.au

© Crown copyright

All rights reserved

Queensland Government 2012

Excerpts from this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act.

Capital Statement

Budget Paper No.3

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

STATE BUDGET

2012-13

CAPITAL STATEMENT

Budget Paper No. 3

1.	Overview

	Introduction	2
	Capital Purchases	3
	Capital Grants	7

2.	State Capital Program - Planning and Priorities

	Introduction	10
	Capital Planning	10
	Capital Delivery	12
	2012-13 Highlights	14

3.	Capital Outlays by Entity

	Aboriginal and Torres Strait Islander and Multicultural Affairs	20
	Agriculture, Fisheries and Forestry	22
	Communities, Child Safety and Disability Services	25
	Community Safety	28
	Education, Training and Employment	32
	Electoral Commission of Queensland	43
	Energy and Water Supply	44
	Environment and Heritage Protection	59
	Health	61
	Housing and Public Works	71
	Justice and Attorney-General	76
	Legislative Assembly	79
	Local Government	80
	National Parks, Recreation, Sport and Racing	82
	Natural Resources and Mines	86
	Office of the Governor	87
	Office of the Ombudsman	88
	Police	89
	Premier and Cabinet	92
	Queensland Audit Office	93
	Science, Information Technology, Innovation and the Arts	94
	State Development, Infrastructure and Planning	97

Tourism, Major Events, Small Business and the Commonwealth Games	101
Transport and Main Roads	102
Treasury and Trade	123

Appendix A- Entities included in Capital Outlays 2012-13	124

Appendix B - Key Concepts and Coverage	127

Appendix C - Capital purchases by agency by region	128

1.	OVERVIEW

KEY POINTS

•     Capital purchases in 2012-13 are estimated to be $12.343 billion.

•     Capital grants in 2012-13 are estimated to be $3.147 billion.

•     The major focus of the 2012-13 capital program is the continuation and intensification of the reconstruction effort after the natural disasters of 2010 and 2011 and on developing infrastructure to support economic growth and to meet the needs of a growing population.

•     Reconstruction will peak in 2012-13, with capital purchases on road reconstruction of $1.978 billion and capital grants to local governments of $2.026 billion.

•     Apart from reconstruction, the capital program will be smaller than in previous years, reflecting the determination of the Government to restore the State’s financial position and to obtain value for money from its capital investments.

•     In 2012-13 there will be capital purchases of $4.985 billion for transport and main roads ($3.007 billion after reconstruction investments), including $278.8 million to continue the construction of the Gold Coast Rapid Transit System, $104.3 million to continue the upgrade of Port Connect, $66 million to commence construction of the Moreton Bay Rail Link, $60.6 million to complete the upgrade of the Bruce Highway (Cooroy to Curra) and $59.1 million to continue the upgrade of the Bruce Highway (Innisfail to Cairns).

•     The 2012-13 health capital program is $1.849 billion, including $939 million for new hospitals in South East Queensland and redevelopments at Cairns, Mackay, Mount Isa, Townsville and Rockhampton.

•     Capital purchases in the Public Non-financial Corporations sector, predominantly government-owned corporations, constitute 38% of total investments, including $3.235 billion in the energy sector.

Capital Statement 2012-13	1

INTRODUCTION

This capital statement provides an overview of the Queensland Government’s approach to capital planning and delivery and the capital program for 2012-13. Capital purchases in 2012-13 are expected to be $12.343 billion, with capital grants totalling $3.147 billion.

The 2012-13 capital program continues and intensifies the rebuilding effort following the natural disasters of 2010 and 2011, with $1.978 billion in roads and transport reconstruction and $2.026 billion in capital grants to local governments across Queensland for reconstruction purposes.

In addition to this rebuilding, the Government is making significant investments in health, transport infrastructure, education and housing, to address previous shortfalls and population growth and to improve the productivity and prosperity of the State.

Each year, part of the Queensland Government’s capital program is undertaken through the Public Non-financial Corporations (PNFC) sector, (that is, commercial entities of Government, including Government-owned corporations and other authorities such as the water bodies). For 2012-13, capital purchases by Public Non-financial Corporations sector will comprise 38% of the State capital program, reflecting major investments in port and rail infrastructure and in energy.

While taking strong action to repair the State’s finances the Government is investing in infrastructure that will improve productivity and quality of life in Queensland, through a rigorous approach to planning and delivering investment. Infrastructure Queensland advises the Government on long-term infrastructure planning, prioritisation and ongoing management and maintenance. Projects Queensland will drive cooperative funding models to maximise private investment in Queensland’s infrastructure.

Local knowledge and input is vital to effective infrastructure planning and is integral to major initiatives underway, including the Bruce Highway Crisis Management Group, new Regional Plans for the Darling Downs and Central Queensland and the Royalties to Regions program.

Change in presentation of information

The Queensland Government is committed to transparency and comparability of Budget information, as this underpins the Government’s promise to improve the State’s fiscal position and return to a AAA credit rating.

Previously, the total capital program numbers presented in Budget Paper 3 – Capital Statement – were collected once a year and were not directly comparable with other jurisdictions in Australia, or with information provided in other Budget statements.

For this reason the Government has altered the presentation of information in this Budget paper from that published in previous years. Information regarding capital purchases and capital grants in this document is directly comparable to that presented in Budget Paper 2 – Budget Strategy and Outlook – and the Service Delivery Statements for each agency.

2	Capital Statement 2012-13

This information is monitored and updated through the financial year. These changes will assist readers and the Government in understanding the State’s capital program and comparing it to other jurisdictions.

CAPITAL PURCHASES

The Queensland Government purchases capital assets to support the services it provides to the community and to improve the productivity of the Queensland economy.

Capital purchases by purpose in 2012-13 are shown in Chart 1.1 below. Capital purchases by State Government entity are listed in Table 1.1, while Table 1.2 lists capital purchases by region with greater detail provided in appendix C.

Capital Statement 2012-13	3

Table 1.1
Capital purchases for 2012-13[1,2]

Entity	2011-12 Est Act. $'000	2012-13 Budget $'000
Aboriginal and Torres Strait Islander and Multicultural Affairs	321	2,404
Agriculture, Fisheries and Forestry	907	23,408
Communities, Child Safety and Disability Services[3]	323,722	55,569
Community Safety	232,851	174,471
Education, Training and Employment	473,938	461,659
Energy and Water Supply		
Department of Energy and Water Supply	168,084	89,324
Energy Generation Sector	351,727	473,483
Queensland Bulk Water Supply Authority	23,909	129,885
Energy Transmission Sector	742,320	666,216
Queensland Bulk Water Transport Authority	109,069	21,804
Energy Distribution Sector	1,790,951	2,095,565
Environment and Heritage Protection	77,729	23,525
Health	1,809,641	1,848,923
Housing and Public Works[3]	142,988	400,460
Justice and Attorney-General	241,761	122,280
Legislative Assembly of Queensland	3,321	3,205
Local Government	32,712	28,440
National Parks, Recreation, Sport and Racing	54,889	39,862
Natural Resources and Mines	5,139	19,795
Police Service	133,152	118,710
Premier and Cabinet	2,375	2,215
Science, Information Technology, Innovation and the Arts	34,493	29,241
State Development, Infrastructure and Planning		
Department of State Development, Infrastructure and Planning	97,441	105,125
Queensland Reconstruction Authority[4]	506	473
Tourism, Major Events, Small Business and the Commonwealth Games	1	489
Transport and Main Roads		
Department of Transport and Main Roads	4,250,684	4,984,700
Queensland Rail	561,380	826,532
Port Authorities	159,079	406,479
Treasury and Trade	1,828	8,284
Other Agencies[5]	13,873	8,248
Other Adjustments[6]	188,846	372,362
Anticipated Capital Contingency Reserve[7]	0	(1,200,000)
Total capital purchases	12,029,637	12,343,136

Notes

1. Includes associated statutory bodies.
2. Numbers may not add due to rounding.
3. Variation between years reflects shift of responsibility for Housing to the Department of Housing and Public Works during 2011-12.
4. Capital purchases for reconstruction are recorded against the purchasing agency.
5. Includes the Electoral Commission of Queensland, Office of the Governor, Office of the Ombudsman and Queensland Audit Office, together with other Government entities with non-material capital programs.
6. Representing inter-agency eliminations, movements in capital payable and receivable and other accounting adjustments to align with Government finance statistic statements.
7. Contingency recognises that on a whole-of-government basis, there is likely to be under spending, resulting in a carryover of capital allocations.

4	Capital Statement 2012-13

Table 1.2[1,2]
Capital Purchases by Statistical Area 2012-13

RBS Region	Capital Purchases $'000s		Statistical Area	Capital Purchases $'000s
Brisbane	3,250,030	301	Brisbane East	376,572
		302	Brisbane North	510,700
		303	Brisbane South	794,491
		304	Brisbane West	402,540
		305	Inner Brisbane	1,165,727
Ipswich	993,178	310	Ipswich	993,178
Wide Bay	952,432	319	Wide Bay	952,432
Darling Downs	872,273	307	Darling Downs Maranoa	386,569
		317	Toowoomba	485,704
Gold Coast	1,593,977	309	Gold Coast	1,227,731
		311	Logan Beaudesert	366,246
Mackay	586,571	312	Mackay	586,571
Outback	490,280	315	Outback	490,280
Cairns	720,521	306	Cairns	720,521
Fitzroy	1,093,478	308	Fitzroy	1,093,478
Sunshine Coast	988,621	316	Sunshine Coast	584,055
		313	Moreton Bay North	245,720
		314	Moreton Bay South	158,846
Townsville	801,775	318	Townsville	801,775
Total Capital Purchases				**12,343,136**

Notes

1. Numbers may not add due to rounding.
2. The Anticipated Capital Contingency Reserve and other adjustments have been spread across statistical areas proportionate to capital spends.

Capital Statement 2012-13	5

Chart 1.2
Queensland regions for Regional Budget Statement purposes

N
INSET
Gympie
Tewantin-Noosa
Kingaroy
Nambour
Maroochydore-Mooloolaba
Caloundra
Sunshine Coast
Caboolture
Esk
Brisbane
Ipswich
Toowoomba
Gatton
Logan
Gold Coast
Helensvale
Darling Downs
Boonah
Nerang
0
40
80
kilometres
Torres Strait
Cape York
SOUTH
PACIFIC
OCEAN
Weipa
Coen
GULF OF
CARPENTARIA
Cooktown
Mossman
Cairns
Innisfail
Tully
CORAL SEA
Karumba
Burketown
Normanton
Croydon
Ingham
Townsville
Ayr
Home Hill
Camooweal
Charters Towers
Bowen
Airlie Beach
Mount Isa
Cloncurry
Julia Creek
Hughenden
Richmond
Mackay
Sarina
NORTHERN TERRITORY
Dajarra
Winton
Clermont
Boulia
Outback
Longreach
Yeppoon
Barcaldine
Emerald
Blackwater
Rockhampton
Fitzroy
Gladstone
Springsure
Bedourie
Blackall
Rolleston
Bundaberg
Windorah
Hervey Bay
Wide Bay
Maryborough
Birdsville
Augathella
Quilpie
Charleville
Roma
Miles
Dalby
SOUTH AUSTRALIA
Darling Downs
Thargomindah
Cunnamulla
St George
Warwick
Texas
Stanthorpe
Goondiwindi
0
150
300
kilometres
NEW SOUTH WALES

6	Capital Statement 2012-13

CAPITAL GRANTS

The Queensland Government provides grants for capital purposes to a range of organisations and private individuals.

Capital grants to local governments and non-government organisations (NGOs) and individuals are illustrated in Chart 1.3 below. Capital grants to local governments are expected to be $2.565 billion in 2012-13, driven by the continued rebuilding effort following the extreme weather events of 2010 and 2011.

Capital Statement 2012-13	7

Table 1.3 shows capital grants by Government entity.

8	Capital Statement 2012-13

Table 1.4 shows the geographical spread of capital grants.

Capital Statement 2012-13	9

2.	STATE CAPITAL PROGRAM – PLANNING AND PRIORITIES

INTRODUCTION

The Queensland Government is delivering critical infrastructure, at the same time as dealing with the State’s financial position, with a comprehensive approach to delivering an efficient capital program, to ensure the community receives the maximum benefit from its investments. This involves comprehensive planning and prioritisation of the capital program, rigorous evaluation of the value for money of proposed capital investments and innovative and efficient funding and delivery solutions.

CAPITAL PLANNING

Infrastructure Queensland

Infrastructure Queensland has been established to advise the state government on the long term planning, prioritisation and delivery of significant state infrastructure. Infrastructure Queensland is an independent advisory body, drawing on expert advice from prominent private sector representatives, along with key representatives of state and local government.

The scope of Infrastructure Queensland includes the provision of independent advice on infrastructure related matters as requested by the Government, the Deputy Premier, Minister for State Development, Infrastructure and Planning or as initiated by Infrastructure Queensland.

Royalties to the regions

In keeping with its election commitments, the Queensland Government is giving back to the communities that support resource projects through its Royalties for the Regions initiative. A total of $495 million over four years will be allocated from royalties to help resource communities build new and improved community, road and floodplain security infrastructure, seize economic opportunities and encourage growth.

The local governments of regions impacted by resource developments will be able to seek funding for infrastructure projects that meet their communities’ priority infrastructure needs. The focus of the first few rounds will be on infrastructure projects that are critical or urgent. Over time, a wider range of infrastructure projects could be supported, including those that help strengthen and diversify regional economies.

10	Capital Statement 2012-13

Eligible local governments for the initial round are experiencing growth pressures arising from large-scale resource developments or from their role as service centres and hosts of major infrastructure projects linked to resource developments.

These are Banana and Cloncurry Shire Councils, Mt Isa and Townsville City Councils, and Barcaldine, Central Highlands, Gladstone, Isaac, Mackay, Maranoa, Rockhampton, Toowoomba, Western Downs and Whitsunday Regional Councils.

There are three Royalties for the Regions funds in the first year, which will be conducted as pilots.

•	The Resource Community Building Fund ($10 million for 2012-13) will deliver improved community infrastructure, such as education and health facilities, community centres and sporting facilities.

•	Roads to Resources ($40 million for 2012-13) will enhance safety, connectivity and capacity of roads servicing resource communities.

•

Floodplain Security ($10 million for 2012-13) will improve flood mitigation, through building levees, flood bypasses, flood mitigation dams, flood retention basins and other key projects to protect Queensland communities from flooding.

Bruce Highway Crisis Management Group

The Queensland Government has established the Bruce Highway Crisis Management Group, bringing together local, state and federal government representatives and industry groups to focus on critical upgrades to the Bruce Highway. Vital work on the Bruce Highway will include flood resilience works to improve freight efficiency and reliability, increased overtaking lanes, new rest areas and duplication projects and other road safety improvements.

As a priority, the Queensland Government has tasked the Department of Transport and Main Roads to develop an engineering based 10-year ‘Crisis Action Plan’ to address the Bruce Highway crisis. Investments resulting from this plan will strengthen the road infrastructure that is the backbone for the state, linking and supporting economic activity and providing connections to ports, land-side services and strategic industrial areas.

Capital Statement 2012-13	11

CAPITAL DELIVERY – PROJECTS QUEENSLAND

Projects Queensland was established to deliver positive infrastructure outcomes by driving cooperative funding models that encourage private investment, while promoting and protecting the State’s interests.

Over the coming year, Projects Queensland will be a key player in the state’s most significant infrastructure projects. Projects Queensland will enable the Government to engage with the corporate sector to explore opportunities for private finance and investment in public infrastructure and service delivery. This is an important strategy which will enable the government to provide greater value and assist in regaining Queensland’s AAA credit rating, while providing infrastructure and services for future growth. There is also a need now to prioritise capital resources and investments across government, including Government-owned corporations and seek, where appropriate, increased private investment for projects that might otherwise have been State funded.

The Government announced its intention to establish Projects Queensland during the 2012 election campaign and its formation was included in the First 100 Days plan. Since that time, Projects Queensland was established in Queensland Treasury and Trade.

Projects Queensland is part of the Government’s commitment to delivering better infrastructure and planning and cutting government waste by finishing projects on time and on budget.

The specific responsibilities of Projects Queensland are to:

•	prepare preliminary evaluations for key projects with the greatest potential as public private partnerships (PPPs)

•	prepare business cases for all projects approved as potential PPPs

•	manage tender processes and contract negotiations for all projects approved to proceed as PPPs

•	actively engage with the private sector to develop funding models to encourage private investment in infrastructure

•

prepare business cases and manage tender processes and contract negotiations for all traditional government financed infrastructure where the expected capital cost is greater than $100 million (or other projects identified as very high risk)

•

for traditional government financed projects with an estimated cost below $100 million, assist line agencies in project assessment, tendering and contract negotiations, and other advisory and review services

•	develop and deliver finance solutions for Government-owned corporation infrastructure projects where the potential for private finance exists

•	review and maintain the government’s key infrastructure policies (currently the Project Assurance Framework and the Value for Money Framework).

12	Capital Statement 2012-13

The scope of Projects Queensland’s responsibilities ensures a consistent approach to the assessment of projects, which will result in more effective prioritisation, selection of the appropriate procurement and financing options, and better targeting of projects as potential PPPs. This will also support the establishment of a pipeline of privately financed projects and ensure consistency of dealings with the private sector on government projects.

Projects Queensland will also play an important role, in conjunction with government agencies and Government-owned corporations, in the development and delivery of finance solutions for infrastructure projects where the potential for private finance exists.

This will provide significant opportunities for private investment and the Government is committed to leveraging private sector capability to deliver this infrastructure as and when it is required, to facilitate continued economic development in Queensland.

Key Projects

Number 1 William Street

The strategic objectives of the state in the development of 1 William Street in the Brisbane CBD are to act as a catalyst for the activation of the Government Administrative precinct and to meet the accommodation demands of the Queensland Public Service. Developers have been invited to submit Expressions of Interest to develop 1 William Street.

The development of 1 William Street will enhance Brisbane’s reputation as a vibrant city with modern, landmark architecture in a well planned urban environment and provide for the accommodation of the Queensland Public Service in a high quality, sustainable development that will achieve value for money for the State.

Toowoomba Second Range Crossing

Projects Queensland is developing a business case for the Toowoomba Second Range Crossing, which would develop a bypass route to the north of Toowoomba, approximately 42 km in length, to improve the region’s transport capacity and redirect heavy traffic away from the city centre.

Projects Queensland will complete its business case by the end of 2012 for the State’s consideration, and subsequently progress this to Infrastructure Australia for Australian Government funding consideration.

Government Wireless Network

The Government Wireless Network Project aims to establish a whole-of-Government digital radio communications capability for the Queensland Government.

Capital Statement 2012-13	13

The proposed Government Wireless Network is intended to deliver enhanced radio communications including improved security, interoperability between agencies, added functionality and a foundation upon which to provide modern front line public safety services. Initially, the focus of the project will be on the communication needs of the public safety agencies.

Projects Queensland will lead the procurement process, working cooperatively with key agencies.

Queensland Schools Project

Projects Queensland is developing a detailed business case to consider value for money in the procurement of a package of new schools in Queensland.

The objectives of the project are to deliver infrastructure that will address the educational needs of a growing student population in Queensland, achieve a value for money outcome in the delivery of new state schools and to assess the benefits of private finance in the delivery of schools.

Projects Queensland will be responsible for the management of the project as well as the development of the business case. The target completion date for the business case is early 2013 for consideration by the State.

Other

A number of other projects are also in the pipeline, including infrastructure projects involving government owned corporations across the resources sector.

2012-13 HIGHLIGHTS

Health

In 2012-13, the Government is making a significant investment in health infrastructure (including Queensland Health, Hospital and Health Services and Queensland Institute of Medical Research) with a $1.849 billion capital program. The focus for 2012-13 includes investment in new hospitals, hospital redevelopments and expansions (including emergency department upgrades), development of community health infrastructure, pathology, research and scientific services, mental health services and investment in information and health technology to support the delivery of health services.

Highlights of the 2012-13 capital program for Health include:

•	$31.7 million to continue delivery of the Sunshine Coast University Hospital as a public private partnership, at a total estimated cost of $1.872 billion

•	$400.4 million towards the new $1.433 billion Queensland Children’s Hospital

14	Capital Statement 2012-13

•	$207.4 million of $1.762 billion for the new Gold Coast University Hospital, to be completed in 2012-13

•	$299.5 million to continue with the redevelopment of hospitals at Cairns, Mackay, Mount Isa, Townsville and Rockhampton, at a total estimated investment of $1.408 billion

•	$45.4 million to complete the development of the Translational Research Institute on the Princess Alexandra Hospital Campus

•	$66.3 million to continue the replacement and upgrade of information and technology equipment to provide future capability

•	$47.6M to enhance mental health facilities at an estimated total cost of $138.7 million

•	$99.4 million allocated to the Hospital and Health Services to locally manage minor capital projects and health technology equipment

•

$51.6 million to improve and upgrade health facilities in regional and remote areas: Atherton, Ayr, Biloela, Charleville, Charters Towers, Emerald, Kingaroy, Longreach, Mareeba, Roma, Sarina and Thursday Island.

The National Partnership Agreement (NPA) on Improving Public Hospital Services funding allocation for 2012-13 is $60.6 million (including $10 million to fund the purchase of surgical equipment in five Hospital and Health Services). Total funding provided under the NPA is $192 million over five years from 2009-10 and is to improve clinical services with a focus on emergency department access, patient flows and treatment times; paediatric services; and the provision of additional mental health beds.

As part of the NPA, the upgrade of the Queen Elizabeth II Jubilee (QEII) Hospital will receive additional funding to deliver a new emergency department including eight short stay beds, a 12 chair transit lounge and a new endoscopy unit.

The Logan Hospital emergency department upgrade has also been boosted by this funding to expand emergency department capacity and improve patient flows through provision of 24 new sub-acute (rehabilitation) beds and rehabilitation associated infrastructure, and a 23 hour day ward and elective surgery area with 12 inpatient beds.

The Australian Government Health and Hospitals Fund Regional Priority Round provides a total of $64.6 million over four years from 2012-13 to construct mental health community care units in Nambour, Bundaberg, Rockhampton and Toowoomba, and planned procedure centres at Townsville Hospital and Cairns Base Hospital.

A total of $75.9 million is being invested in Regional Cancer Centres in 2012-13, including Bundaberg, Hervey Bay, Mount Isa, Rockhampton, Toowoomba and Townsville. This is part of a $179.3 million investment over four years, including $164.3 million from the Australian Government.

Capital Statement 2012-13	15

Transport and Main Roads

In 2012-13, the total capital purchases for the Transport and Main Roads Portfolio is $6.218 billion and total capital grants for the portfolio will be $140.8 million. The Transport and Main Roads Portfolio includes the Department, Roadtek, Translink Transit Authority, Queensland Rail Limited, Far North Queensland Ports Corporation Limited, Gladstone Ports Corporation Limited, North Queensland Bulk Ports Corporation Limited and the Port of Townsville Limited.

Roads and public transport infrastructure

Highlights of the 2012-13 roads and public transport infrastructure program are:

•	$1.978 billion in 2012-13 for capital recovery and reconstruction works on the road network resulting from natural disaster events throughout the State since 2010

•

$278.8 million in 2012-13 to continue the construction of the Gold Coast Rapid Transit System, a light rail project from Southport to Broadbeach, at a total estimated cost of $1.296 billion which is jointly Australian, Queensland and local government funded and will be delivered as a public private partnership

•

$104.3 million in 2012-13 to continue the upgrade of Port Connect, which will duplicate the existing two lane motorway and construct a three kilometre extension from the Gateway Motorway to Pritchard Street, at a total estimated cost of $385 million

•

$66.6 million in 2012-13 to commence construction of the Moreton Bay Rail Link, a dual track passenger rail line from Petrie to Kippa Ring, at a total estimated cost of $1.147 billion which is jointly Australian, Queensland and local government funded

•

$60.6 million in 2012-13 to complete the upgrade of the Bruce Highway (Cooroy to Curra) from Sankeys Road to Traveston Road, at a total estimated cost of $513 million, which is jointly Australian and Queensland government funded

•

$59.1 million in 2012-13 to continue the upgrade of the Bruce Highway (Innisfail to Cairns) on the southern approach to Cairns, at a total estimated cost of $150.2 million, which is jointly funded with the Australian Government

•	$20 million in 2012-13 to continue the extension of the South-east Busway from Eight Mile Plains Bus Stations to Priestdale Road, Eight Mile Plains, at a total estimated cost of $35.8 million

•	$31.8 million in 2012-13 for transport infrastructure development grants to local governments for upgrades to local government controlled roads

•

$42.5 million grant in 2012-13 as part of the $124 million commitment to fund 50% (in partnership with Brisbane City Council) of the upgrade of key rail crossings at Telegraph Road, Bracken Ridge and Robinson Road, Geebung.

16	Capital Statement 2012-13

In addition to the above, the Translink Transit Authority has allocated $55.1 million for public transport infrastructure improvements throughout Queensland. This includes $36.5 million for the construction and development of Park ‘n’ Ride facilities at the Gap and Capalaba and construction and development of the North Lakes bus station.

Rail and Ports

The rail and ports 2012-13 capital program totals capital purchases of $1.233 billion. Highlights of this program are:

•

Queensland Rail – as part of an $826.5 million capital program, $357.4 million will be allocated to deliver new, and upgrade existing, rollingstock across Queensland, with $121.5 million allocated to New Generation Rollingstock acquisition and $92.4 million for replacement of Sunlander Rollingstock

•

Far North Queensland Ports Corporation Limited – as part of a $17.4 million capital program, $10.5 million will be allocated to continue the southern extension of the boardwalk and foreshore promenade in the Cairns City Port

•

Gladstone Ports Corporation Limited – as part of a $249.1 million capital program, $85.5 million will be allocated towards continuing works at the RG Tanna Coal Terminal at the Port of Gladstone and $83.3 million to Port Service Projects

•

North Queensland Bulk Ports Corporation Limited – as part of a $52.7 million capital program, $11.9 million has been allocated to continue planning and development of additional coal terminals to increase coal export capacity at the Port of Abbot Point; and $10.2 million to continue the development of the Port of Hay Point master plan and environmental activity statement

•

Port of Townsville Limited – as part of an $87.3 million capital program, $39.6 million is allocated to lengthen the current Berth 10A structure in the Port of Townsville to accommodate the Royal Australian Navy. This project is being jointly funded with the Australian Government and Townsville City Council

Energy

The outlook for the National Electricity Market Queensland Region is flat with surplus generation capacity expected to continue until 2020-21 according to the Australian Energy Market Operator’s (AEMO) 2012 Electricity Statement of Opportunities (ESOO) (medium scenario). Queensland Government owned generators, CS Energy Limited (CS Energy) and Stanwell Corporation Limited Stanwell), continue to focus on the efficient, reliable and safe operation of their existing plant and equipment. Total budgeted capital expenditure of $473.5 million in 2012-13 will focus on the maintenance of existing plant and supporting operations.

Queensland Electricity Transmission Corporations Limited (Powerlink), Energex Limited (Energex) and Ergon Energy Corporation Limited (Ergon) operate in regulated

Capital Statement 2012-13	17

environments where their levels of capital expenditure, operational expenditure and revenue are largely determined by the Australian Energy Regulator (AER). The companies provide reliable transmission and distribution services and continue to focus on cost control to deliver the best possible financial outcomes for Queenslanders. Budgeted capital expenditure in 2012-13 of $2.762 billion will continue provision of a reliable transmission and distribution networks and provide for augmentation to meet any demand increases. However, the AEMO’s 2012 ESOO has also revised down substantially the growth outlook for electricity demand in Queensland so, if these forecasts hold, this can be expected to moderate demand for network augmentation going forward.

The electricity Government-owned corporations are also working closely with the Government in responding to investigations being undertaken by the Inter-Departmental Committee (IDC) on Electricity Sector Reform. The objectives of the IDC are to ensure electricity in Queensland is delivered in a cost effective manner for consumers, Queensland has a viable, sustainable and competitive electricity industry and electricity is delivered in a financially sustainable manner from the Queensland Government’s perspective. The full outcome of the IDC, which will include an examination of the efficiency of network capital and operational expenditure and current network planning processes, will not be known until January 2013. Any impacts on capital expenditure undertaken by the electricity Government-owned corporations sector as a result of the IDC will be factored into next year’s State budget.

On 30 April 2012 the AER published Powerlink’s 2012 to 2017 regulatory determination. The final determination allows for capital expenditure of $2.519 billion over the five year period (excluding contingency projects) with investments to be made in accordance with the AER Regulatory Investment Tests for Transmission which requires efficient design and delivery. Powerlink will need to focus on enhancing productivity, whilst maintaining reliability standards and will only progress capital investment as and when electricity demand justifies construction.

Education and Training

The Department of Education, Training and Employment will make capital purchases of $461.7 million in 2012-13. This includes $403.9 million for education (including early childhood education) and $46.6 million for training. The department will make capital grant payments of $100.8 million to other organisations.

Early Childhood capital will be spent on establishing four new kindergarten services, extending the capacity of integrated early childhood services for families with children and constructing four children and family centres.

A total of $148.2 million will be spent on facilities to cater for population growth areas across the state. This funding will provide two new schools, undertake staged work at 10 schools, buy land and provide additional classrooms at existing schools.

18	Capital Statement 2012-13

There will be capital expenditure of $62.1 million to continue the preparations to introduce Year 7 as the first year of secondary school from 2015 by building, refurbishing and reconfiguring state school classrooms and flexible learning areas.

Investment in training includes $24.1 million to continue the development of a major trade and technical skills campus at Mackay.

Capital Statement 2012-13	19

3.	CAPITAL OUTLAYS BY ENTITY

ABORIGINAL AND TORRES STRAIT ISLANDER AND MULTICULTURAL AFFAIRS

Department of Aboriginal and Torres Strait Islander and Multicultural Affairs

Total capital purchases for the Department of Aboriginal and Torres Strait Islander and Multicultural Affairs is $2.4 million in 2012-13. Total capital grants for the department is $1.2 million.

Program Highlights (Property, Plant and Equipment)

•	$1.9 million for the ongoing replacement and acquisition of plant and equipment, including Retail Store facility upgrades.

Program Highlights (Capital Grants)

•	$0.94 million in 2012-13 to complete the construction of a new retail store on Saibai Island.

•	$0.22 million in 2012-13 for the refurbishment of a retail precinct to support small businesses and economic opportunities in the Hope Vale Indigenous community.

20	Capital Statement 2012-13

Capital Statement 2012-13	21

AGRICULTURE, FISHERIES AND FORESTRY

Total capital purchases for the Agriculture, Fisheries and Forestry portfolio including statutory bodies reporting to the Minister for Agriculture, Fisheries and Forestry are $23.4 million in 2012-13.

Department of Agriculture, Fisheries and Forestry

Capital purchases for the Department of Agriculture, Fisheries and Forestry (DAFF) in 2012-13 are $19.7 million. DAFF’s capital program is focussed on developing and upgrading research facilities to deliver outcomes for agriculture, fisheries and forestry.

DAFF has facilities located throughout rural and regional Queensland. These require a significant level of minor works, mechanical items and other plant and equipment upgrades to keep them operating effectively.

Program Highlights (Property, Plant and Equipment)

•

A new beef research property was purchased in 2010-11 as part of the 2020 Beef Plan. In 2012-13, $3 million is allocated for the upgrade of the property to be ready for beef research and $0.5 million for the upgrade of facilities at Brian Pastures.

•	$4.5 million to continue upgrades of the Department’s research and operational facilities through the Research Facilities Development, Scientific Equipment and Minor Works Programs.

•

$1.1 million to continue replacement of key vessels and associated equipment for fisheries research and regulatory functions provided under the Vessel Replacement Program through the Queensland Boating and Fisheries Patrol.

•	$1 million funding to provide new and replacement heavy plant and equipment items including trucks, tractors and other machinery.

Australian Agricultural College Corporation

The capital purchases for the Australian Agricultural College Corporation (AACC) is $2.2 million in 2012-13. AACC is focused on improving educational pathways for students; developing lifelong learning options for the agricultural, pastoral and agribusiness workforce; and supporting industry prosperity.

22	Capital Statement 2012-13

QRAA

QRAA’s 2012-13 capital purchases of $1.5 million will be used for computer hardware and software.

Capital Statement 2012-13	23

24	Capital Statement 2012-13

COMMUNITIES, CHILD SAFETY AND DISABILITY SERVICES

Department of Communities, Child Safety and Disability Services

Total capital purchases for the Department of Communities, Child Safety and Disability Services is $55.6 million in 2012-13. Total capital grants for the portfolio is $35.9 million. These funds provide for integrated community services and to strengthen and protect the wellbeing of Queenslanders, particularly those who are vulnerable and most in need.

Program Highlights (Property, Plant and Equipment)

•

$10.7 million to continue infrastructure upgrades and construct purpose built accommodation under the Positive Futures initiative, as part of a targeted response for people with an intellectual and/or cognitive disability who exhibit severely challenging behaviours.

•	$10.2 million for multi-purpose and neighbourhood community centres to provide access to universal community support services, and an entry point to more targeted support services.

•	$7.9 million for supported accommodation to provide sustainable specialist housing for people with a disability.

•

$6 million to continue construction activities and the establishment of facilities to support the Safe Haven Program. This program provides culturally appropriate services to respond to the safety needs of children, young people and their families in the communities of Mornington Island, Coen, Cherbourg and Palm Island.

•	$5.7 million for remote Indigenous service delivery, including:

•

$1.9 million to continue establishing Safe Houses in the Torres Strait to provide a safe place for Indigenous children in the statutory child protection system to remain in their communities, while their longer term needs are assessed

•	$3.7 million to continue establishing employee housing and office accommodation to service remote Indigenous communities

•	$3.4 million to continue investment in Residential Care Facilities, expanding the range of placement options for children and young people in the child protection system.

Program Highlights (Capital Grants)

•	$14.1 million for the construction and modifications of centre based day care facilities for people with a disability and to support the delivery of other home and community care services.

Capital Statement 2012-13 25	25

•	$8.1 million for a range of accommodation options for people with a disability including purpose-designed or modified dwellings.

•	$5.9 million to continue investment in multi-purpose and neighbourhood community centres.

26	Capital Statement 2012-13

Capital Statement 2012-13	27

COMMUNITY SAFETY

Department of Community Safety

In 2012-13, the Department of Community Safety will invest $174.5 million in capital purchases and $4.8 million in capital grants to support essential frontline services to minimise the risk and impact of accidents, emergencies and disasters and for enhancements to correctional infrastructure.

Program Highlights (Property, Plant and Equipment)

•	$28.3 million to continue the $442.8 million expansion and redevelopment of the Lotus Glen Correctional Centre.

•	$8.4 million for post occupancy works at the Southern Queensland Correctional Precinct at Gatton - stage 1.

•	$16.8 million to continue the $33 million cell upgrade program to modify cells in Arthur Gorrie Correctional Centre.

•	$1.9 million to complete the new low security accommodation for women at the Numinbah Correctional Centre.

•	$2.6 million in post occupancy work for completed prison infrastructure.

•	$51.4 million for ambulance facilities and vehicles, this includes:

•

completing new ambulance stations at Coomera, North Lakes and Pinjarra Hills; completing the replacement ambulance station at Calliope; continuing the construction of replacement ambulance stations at Cleveland and Kingaroy; commencing the construction of the replacement ambulance station at Emerald and the replacement ambulance station and relief quarters at Tara; and continuing the refurbishment of the ambulance station at Gladstone;

•	completing the staff housing in the Surat and Bowen basins;

•	$18.4 million to commission 130 new and replacement ambulance vehicles.

•	$45.6 million for fire and rescue facilities and urban and rural fire appliances, this includes:

•

completing the replacement fire and rescue station at Ripley; completing replacement auxiliary fire and rescue stations at Clifton, Millaa Millaa and Mount Tamborine; completing the replacement permanent-auxiliary fire and rescue station at Emerald; completing the redevelopment of the auxiliary fire and rescue station at Walkerston; continuing the construction of the new fire and rescue station at Brassall and the replacement auxiliary fire and rescue station at Mareeba;

28	Capital Statement 2012-13

•	$11.4 million for 21 urban fire appliances and $4.6 million for 24 rural fire appliances.

•	$2.8 million for Emergency Management Queensland for plant and equipment, and information systems development.

•	$2 million to continue the redevelopment of the Spring Hill complex and ambulance station.

Program Highlights (Capital Grants)

•	$4.6 million in capital grants in support of the State Emergency Service and $0.15 million to Rural Fire Brigades.

Capital Statement 2012-13	29

Community Safety

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Information systems development	Various			**644**	Ongoing
Sub-total Queensland Ambulance Service				**51,356**	
Queensland Corrective Services					
Expansion and redevelopment of Lotus Glen Correctional Centre	306	442,780	398,536	**28,278**	15,966
Post occupancy works - Southern Queensland Correctional Precinct at Gatton - stage 1	307	21,151		**8,368**	12,783
Arthur Gorrie Correctional Centre cell upgrade program	304	33,000	2,347	**16,793**	13,860
Completed prison infrastructure - post occupancy works	Various	8,435	5,857	**2,578**	
Numinbah Women's Correctional Centre, low security expansion	309	2,000	145	**1,855**	
Probation and Parole office accommodation for Indigenous communities	Various	1,500	891	**609**	
Probation and Parole office accommodation	Various			**1,319**	Ongoing
Other acquisitions of property, plant and equipment	Various			**8,867**	Ongoing
Sub-total Queensland Corrective Services				**68,667**	
Queensland Fire and Rescue Service					
Building/General Works					
Brassall new station	310	3,910	37	**2,873**	1,000
Clifton replacement auxiliary station	317	1,391	2	**1,389**	
Communications Centre updates	Various			**550**	Ongoing
Emerald replacement permanent-auxiliary station	308	3,988	2,900	**1,088**	
Mareeba replacement auxiliary station	306	3,300	1	**529**	2,770
Millaa Millaa replacement auxiliary station	306	1,195	8	**1,187**	
Mount Tamborine replacement auxiliary station	309	1,875	38	**1,837**	
Ripley replacement station	310	5,600	389	**5,211**

30	Capital Statement 2012-13

Community Safety					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Walkerston auxiliary station redevelopment	312	1,171	593	**578**	
Minor works	Various			**2,293**	Ongoing
Land					
Strategic land acquisitions	Various			**2,450**	Ongoing
Rural Operations land purchases	Various			**100**	Ongoing
Other Plant and Equipment					
Operational and communications equipment	Various			**6,736**	Ongoing
Rural fire appliances	Various			**4,576**	Ongoing
Urban fire appliances	Various			**11,377**	Ongoing
Information systems development	Various			**2,817**	Ongoing
Sub-total Queensland Fire and Rescue Service				**45,591**	
Emergency Management Queensland					
Other plant and equipment	Various			**2,171**	Ongoing
Information systems development	Various			**584**	Ongoing
Sub-total Emergency Management Queensland				**2,755**	
Joint Emergency Service Facilities					
Spring Hill complex and ambulance station redevelopment	305	7,032	96	**2,000**	4,936
Sub-total Joint Emergency Service Facilities				**2,000**	
Other Departmental					
Information systems development	Various			**4,102**	Ongoing
Sub-total Other Departmental				**4,102**	
Total Property, Plant and Equipment				**174,471**	
Capital Grants					
Rural fire brigades	Various			**150**	Ongoing
State Emergency Service	Various			**4,647**	Ongoing
Total Capital Grants				**4,797**	
TOTAL COMMUNITY SAFETY (PPE)				**174,471**	
TOTAL COMMUNITY SAFETY (CG)				**4,797**

Capital Statement 2012-13	31

EDUCATION, TRAINING AND EMPLOYMENT

Total capital purchases for the Education, Training and Employment portfolio (including the Department of Education, Training and Employment and related entities) is $461.7 million in 2012-13. Total capital grants for the portfolio is $100.8 million in 2012-13.

Department of Education, Training and Employment

Education

The 2012-13 capital purchases of $382.4 million is directed towards the construction and refurbishment of educational facilities and purchases of other property, plant and equipment. A further $21.5 million is directed towards kindergarten services.

Planning for capital works meets the Government’s priorities and needs by considering population growth and shifts and consequential impacts on enrolments, changes in educational standards and delivery methods, and addressing high priority needs such as student and staff health and safety.

Program Highlights (Property, Plant and Equipment)

•	$148.2 million to construct two new schools, undertake staged works at 10 schools, buy land, and to provide additional classrooms at existing schools in growth areas throughout the State.

•	$51.9 million to replace and enhance facilities at existing schools.

•	$62.1 million to continue the implementation of the introduction of Year 7 as the first year of secondary school from 2015.

•	$43.2 million to continue delivery of the Australian Government Trade Training Centres in Schools Program.

•	$11.5 million to continue construction of children and family centres.

•	$5.3 million to continue the replacement of facilities at Tully State High School as a result of Cyclone Yasi.

•	$5.8 million to acquire new employee housing and refurbish existing housing stock.

•	$5.5 million to continue the construction of kindergartens, including four new kindergartens on state school sites at Mount Gravatt East, Peaks Crossing, Mareeba and Mitchell.

32	Capital Statement 2012-13

Training

The 2012-13 capital purchases of $46.6 million is directed towards the construction and refurbishment of TAFE training facilities.

Program Highlights (Property, Plant and Equipment)

•	$24.1 million to develop a major trade and technical skills campus at Mackay.

Gold Coast Institute of TAFE

Gold Coast Institute of TAFE’s capital purchases for 2012-13 are $7.8 million. The Institute’s capital program concentrates on the improvement of teaching and learning facilities, investment in new course development (intellectual property), the provision of enhanced and modernised equipment for students and on the upgrade of systems and technology. It also includes the continual investment in non-teaching facilities to improve the working environment for staff and create operational efficiencies.

Program Highlights (Property, Plant and Equipment)

•	$3.6 million for the upgrade of teaching and learning facilities and provide the latest equipment to enhance service delivery across the Institute and improve outcomes for students.

•	$2 million for the continual upgrade, improvement and development in ICT systems and technology to ensure service delivery and provide reporting and operational efficiencies across the Institute.

•	$1.5 million for the development of new on-line course offerings to ensure students receive the most up-to-date training across a range of courses in a format that meets their needs.

Capital Statement 2012-13	33

Education, Training and Employment[1,2,3,4,5,6]

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
DEPARTMENT OF EDUCATION, TRAINING AND EMPLOYMENT					
KEY TO ABBREVIATIONS					
GLA - General Learning Area					
Property, Plant and Equipment					
Education					
Ashgrove State School - Upgrade Accommodation	304	2,580		**2,580**	
Aspley Special School - Additional Accommodation	302	2,457	180	**2,277**	
Augusta State School - Indoor Sports Facility	310	2,850		**2,850**	
Bay View State School - Indoor Sports Facility	301	2,850		**2,850**	
Bowen State High School - Bowen Trade Training Centre TTC Round 3	312	2,985	1,068	**1,917**	
Bowen State High School - Cyclone Shelters Program	312	1,290	484	**806**	
Bunyaville Environmental Education Centre - Enhancement Of Facility	302	500		**500**	
Cairns State High School - Roof Upgrade To Block A	306	561	1	**560**	
Capricornia (Rockhampton Campus) School Of Dist Ed - Staff Accommodation	308	880	70	**810**	
Charters Towers State High School - Charters Trade Training Centre Round 3	306	5,996	570	**5,426**	
Cleveland District State High School - Additional Accommodation	301	1,820	71	**1,749**	
Coomera Rivers State School - Indoor Sports Facility	309	2,850		**2,850**	
Coomera Secondary Site - New Secondary School - Dixon Drive	309	30,021	3,843	**26,178**	
Corinda State High School - Corinda Cluster TTC Round 4	304	1,600	4	**1,596**

34	Capital Statement 2012-13

Education, Training and Employment[1,2,3,4,5,6]					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Currajong State School - Relocate Prep spaces	318	510		**255**	255
Dakabin State High School - Special Education Facility	313	1,483	70	**1,413**	
Dysart State High School - Dysart Trade Training Centre TTC Round 3	308	2,973	410	**2,563**	
Dysart State High School - Electrical Upgrade And A/C Replacement	308	2,175		**435**	1,740
Farnborough State School - Administration Enhancement	308	1,365	75	**1,290**	
Fernvale State School - Administration Enhancement	310	1,365	81	**1,284**	
Flagstone State Community College - Logan-Scenic Rim TTC Round 4	311	3,000	4	**2,996**	
Graceville State School - Additional Accommodation	304	4,550	55	**910**	3,585
Granville State School - Replacement Amenities Block	319	313	58	**255**	
Great Barrier Reef International Marine College - Marine College Stage 2	306	1,032	352	**680**	
Greenvale State School - Air Conditioning And Audit	306	783	211	**572**	
Heatley Secondary College - Cyclone Shelters Program	318	1,290	309	**981**	
Highfields State High School - New Secondary School	317	30,800		**440**	30,360
Holland Park State High School - Upgrade Quadrangle	303	255	4	**251**	
Indooroopilly State High School - Multipurpose Ctr Upgrade	304	450		**450**	
Ingham State High School - Cyclone Shelters Program	306	1,290	277	**1,013**	
Ipswich East State School - Replacement Amenities Block	310	430	51	**379**	
Ipswich State High School - Ipswich Region TTC Round 4	310	5,000	3	**4,997**

Capital Statement 2012-13	35

Education, Training and Employment[1,2,3,4,5,6]

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
James Nash State High School - Gympie TTC Round 4	316	5,250	4	**5,246**	
Kirwan State High School - Trial Chiller A/C	318	522	46	**476**	
Kuraby State School - Administration Enhancement	303	1,365	26	**1,339**	
Lockhart State School - Air Conditioning Upgrade and Audit	306	980	92	**888**	
Macgregor State High School - Refurbishment Of Science Block H	303	1,025	75	**950**	
Mackay North State High School - Mackay Tech College TTC Round 1 Phase 2	312	5,991	2,165	**3,826**	
Meridan State College - Additional Accommodation	316	1,900		**1,900**	
Miles State High School - Surat Basin Resources Trade Infrastructure Project	307	3,870	447	**3,423**	
Mitchelton State High School - Upgrade Science Labs	304	306		**306**	
Moreton Bay Environmental Education Centre - Replace Existing Boat	301	500		**500**	
Mount Gravatt Special School - Relocation to Mount Petrie	303	13,404	11,258	**2,146**	
Mount Samson State School - Stage 1 - Additional Accommodation	304	2,681	465	**2,216**	
Narangba Valley State High School - Narangba TTC Round 3	313	1,425	160	**1,265**	
New School - Mackay Northern Beaches State High School - New Secondary School - Mackay Northern Beaches	312	38,600	4,132	**34,468**	
North Rockhampton State High School - Rockhampton TTC Round 3	308	2,730	1,337	**1,393**

36	Capital Statement 2012-13

Education, Training and Employment[1,2,3,4,5,6]					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Northern Beaches State High School - Northern Townsville TTC Round 4	318	3,000	20	**2,980**	
Northern Peninsula Area College - Injinoo Junior - Replacement Amenities Block	306	510	13	**497**	
Nudgee Beach Environmental Education Centre - Amenities Block & One Space GLA Block	302	1,546	129	**1,417**	
Ormeau Woods State High School - Stage 3	309	8,833	896	**7,937**	
Peregian Springs State School - Indoor Sports Facility	316	2,850		**2,850**	
Port Douglas State School - Cyclone Shelters Program	306	1,290	164	**1,126**	
Proserpine State High School - Upgrade Air Conditioning	312	2,007	477	**1,530**	
Proserpine State School - Cyclone Shelters Program	312	1,290	177	**1,113**	
Rainworth State School - Additional Accommodation	304	4,550		**910**	3,640
Redlynch State College - Extension To Existing Special Education Unit	306	701	122	**579**	
Roma State College - Senior Campus - Replace AC - Senior Campus	307	1,741	131	**740**	870
Runaway Bay Sport And Leadership Excellence Centre - Facilities Renewal	309	1,290		**1,290**	
Runaway Bay Sport And Leadership Excellence Centre - New classrooms	309	395	4	**391**	
Seven Hills State School - Amenities Replacment	301	508	55	**453**	
Southport Special School - Additional Accommodation	309	4,594	640	**3,954**	
Southport State High School - Additional Accommodation	309	910		**910**

Capital Statement 2012-13	37

Education, Training and Employment[1,2,3,4,5,6]

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Springfield Central State High School - Stage 2	310	11,027	1,629	**9,398**	
Springfield Central State School - Stage 2	310	5,550	873	**4,677**	
St Helens State School - Additional Accommodation	319	2,137	470	**1,667**	
Tagai State College - Darnley Island Campus - Replace Air Conditioning	306	675	123	**552**	
Tagai State College - Kubin Campus - Replace Air Conditioning	306	621	149	**472**	
Tagai State College - Yorke Island Campus - Replace Air Conditioning	306	568	114	**454**	
The Gap State High School - Indoor Sports Facility	304	4,300		**4,300**	
Townsville State High School - Relocation - Stanton Lodge Program	318	3,653	292	**3,361**	
Tully State High School - Rectification & Reinstatement Works	306	6,348	1,043	**5,305**	
Tully State School - Cyclone Shelters Program	306	1,290	275	**1,015**	
Valkyrie State School - Relocation	308	7,040		**7,040**	
Warwick State High School - Science Building Issues	307	510	60	**450**	
Warwick State High School - Warwick TTC Round 4	307	3,500	4	**3,496**	
Waterford State School - Additional Accommodation	311	3,405	404	**3,001**	
Western Cape College - Weipa - Tuckshop To Senior Campus	306	732	81	**651**	
Whitfield State School - Additional Accommodation	306	3,822	173	**3,649**	
Woodcrest State College - Woodcrest TTC Round 3	310	4,300	290	**4,010**	
Woodlinks State School - Indoor Sports Facility	310	2,850		**2,850**

38	Capital Statement 2012-13

Education, Training and Employment[1,2,3,4,5,6]

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Yeppoon State High School - Capricorn Coast TTC Round 4	308	1,500	4	**1,496**	
Yeppoon State High School - Cyclone Shelters Program	308	1,290	277	**1,013**	
Yeronga State School - Relocation Of Yeerongpilly Early Childhood Development Program	303	2,150		**2,150**	
Building the Education Revolution - Secondary Schools for the 21st Century	303	1,560	223	**1,337**	
Employee Housing	Various			**5,791**	Ongoing
National Solar Schools Program	Various	16,106	8,797	**7,309**	
General and Minor Works	Various			**25,833**	Ongoing
Land Acquisition	Various			**1,920**	Ongoing
A Flying Start	Various	331,607	6,925	**62,056**	262,626
Plant and equipment	Various	46,927		**46,927**	
Computer software	Various	7,101		**7,101**	
Sub-total Education				**382,413**	
Training					
Skillstech Australia - Eagle Farm Training Centre - Eagle Farm D Block Refurb	302	416	85	**331**	
Brisbane North Institute Of Tafe - Caboolture Campus - Library - QUT Funded	313	3,698	1,866	**1,832**	
Barrier Reef Institute Of Tafe - Townsville City Campus - Townsville Stage 2	318	14,264	13	**430**	13,821
Barrier Reef Institute Of Tafe - Townsville Trade Training Centre - Enhance TTC	318	2,150	37	**2,113**	
Central Queensland Institute Of Tafe - Mackay Campus - Mackay TTC	312	28,263	2,436	**24,107**	1,720
Skillstech Australia - Acacia Ridge Training Centre - Engineering Building Furniture Fittings and Equipment	303	3,010	964	**2,046**

Capital Statement 2012-13	39

Education, Training and Employment[1,2,3,4,5,6]					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Skillstech Australia - Bracken Ridge Training Centre - Bracken Ridge Facilities Upgrade	302	4,679	92	**1,881**	2,706
Skillstech Australia - Eagle Farm Training Centre - Eagle Farm Facilities Upgrade	302	3,440	737	**1,413**	1,290
Sunshine Coast Institute Of Tafe - Mooloolaba Campus - Land Acquisition Kawana	316	6,881	6,029	**852**	
Sunshine Coast Institute Of Tafe - Mooloolaba Campus - Upgrade B&D Block	316	774		**774**	
General and Minor Works	Various			**8,950**	Ongoing
Information Communication and Technology	Various	1,900		**1,900**	
Sub-total Training				**46,629**	
Early Childhood Education and Care					
Additional Kindergartens	Various	5,562	70	**5,492**	
Early Years Centres	Various	2,704	340	**2,364**	
Child and Family Centres	Various	14,475	2,933	**11,542**	
Child and Family Centres - Housing	Various	1,909	98	**1,811**	
General and Minor Works	Various			**285**	Ongoing
Sub-total Early Childhood Education and Care				**21,494**	
Total Property, Plant and Equipment				**450,536**	
Capital Grants					
Education					
Capital Grants	Various	89,611		**89,611**	
Sub-total Education				**89,611**	
Training					
Skills Centre Program	Various	2,000		**2,000**	
South Bank Institute of Technology	303	1,897		**1,897**	
Gold Coast Institute of TAFE	309	3,338		**3,338**	
Sub-total Training				**7,235**

40	Capital Statement 2012-13

Education, Training and Employment[1,2,3,4,5,6]

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Early Childhood Education and Care					
Early Childhood Education and Care Capital Grants	Various	3,980		**3,980**	
Sub-total Early Childhood Education and Care				**3,980**	
Total Capital Grants				**100,826**	
GOLD COAST INSTITUTE OF TAFE					
Property, Plant and Equipment					
Teaching Facility Upgrades	309	3,061	374	**2,637**	50
Teaching Equipment Upgrades	309	1,090	118	**942**	30
Non-Teacher Facility Upgrades	309	391	276	**115**	
General Equipment Upgrades	309	777	140	**632**	5
Other	309	10		**10**	
Course Development/Intellectual Property	309	2,431	58	**1,525**	848
ICT Strategy	309	4,943	385	**1,958**	2,600
Total Property, Plant and Equipment				**7,819**	
SOUTHBANK INSTITUTE OF TECHNOLOGY					
Property, Plant and Equipment					
ICT Projects	303	1,157		**1,157**	
Other PPE	303	285		**285**	
Total Property, Plant and Equipment				**1,442**	
QUEENSLAND STUDIES AUTHORITY					
Property, Plant and Equipment					
Senior Learning Information Management System (SLIMS) ICT hardware	303	833		**833**

Capital Statement 2012-13	41

42	Capital Statement 2012-13

ELECTORAL COMMISSION OF QUEENSLAND

The Electoral Commission of Queensland has capital purchases of $1.94 million in 2012-13 to develop a non-voter system to replace a CITEC legacy system which is to be decommissioned, the development of systems to administer funding and disclosure schemes and the on-going replacement program of plant and equipment to provide for the ongoing operational requirements associated with the efficient and effective provision of electoral services for Queensland.

Capital Statement 2012-13	43

ENERGY AND WATER SUPPLY

The Energy and Water Supply portfolio includes the Department of Energy and Water Supply, statutory bodies reporting to the Minister for Energy and Water Supply, and energy and water supply Government-owned Corporations. The portfolio capital program for 2012-13 is $3.476 billion for capital purchases and $45.6 million for capital grants. The capital works program supports the Government’s commitment to deliver cost-effective, safe, secure and reliable energy and water supply.

Department of Energy and Water Supply

The Department of Energy and Water Supply (DEWS) benefits Queenslanders by delivering economic and social prosperity through lower cost energy and water supply services. The capital program of $46.1 million mainly comprises capital grants totalling $45.6 million to continue the state-wide dam spillways capital works program.

CS Energy Limited

Capital purchases of $109.6 million are planned for 2012-13. This reflects the continued commitment to the ongoing reliability and efficiency of generation plant.

Program Highlights (Property, Plant and Equipment)

•	$40.9 million for improvements to the Callide power stations including overhaul work.

•	$32.1 million for construction of the Kogan Creek Solar Boost Project.

•	$12.8 million for improvements to the Wivenhoe power station including overhaul work.

•	$12 million for improvements to the Kogan Creek power station and mine including overhaul work.

Stanwell Corporation Limited

Stanwell Corporation’s capital purchases for 2012-13 is $363.9 million, which primarily relates to maintaining operations at the various Queensland power station sites.

Program Highlights (Property, Plant and Equipment)

•

$110.1 million for Meandu Mine projects including $34 million for the dragline overhaul, $37.5 million for the replacement of mine fleet equipment, $11.8 million for mine exploration and development projects and $5.7 million for the upgrade of the coal handling processing plant.

44	Capital Statement 2012-13

•	$74.1 million for Tarong Power Station projects including $48.5 million for the major overhauls of Units 1 and 2 and $3 million for a flue gas water spray and conditioning system.

•	$56.6 million for Stanwell Power Station projects including $27.9 million for the major overhaul of Unit 2 and $5 million for the installation of low NOx burners.

•	$26.2 million for Mica Creek Power Station projects including $19.7 million for the various overhauls of A and B stations.

•

$25.6 million for Swanbank Power Station projects including $13.4 million for the overhaul of E station, $4.2 million for the disconnection of E station from B Station and $2.8 million for the demolition and rehabilitation of B station.

•	$5.4 million for Stanwell’s Hydro Power Stations including $4.5 million for Kareeya Power Station and $0.8 million for Barron Gorge Power Station.

•	$4.3 million for Tarong North Power Station projects.

•

$61.7 million for Other Corporate Capital Outlays including $36 million for Information Communication and Technology projects, $16.7 million for Portfolio Improvement and Carbon Strategy projects, and $8.7 million for Corporate Real Estate projects.

ENERGEX Limited

The Energex Group has capital purchases of $1.131 billion as part of its commitment to providing a safe, secure and highly reliable, cost effective electricity delivery to its customers. The capital program includes electricity upgrades to support commercial infrastructure expansion in South East Queensland including areas in Brisbane’s northern, southern and western gateways and the Sunshine and Gold Coasts.

The program will also improve and reinforce electricity supplies across South East Queensland, especially to meet peak electricity demand periods, and to support increased use of residential solar power and lifestyle enhancing appliances, such as air conditioners and flat screen televisions.

The regulated electricity capital expenditure program for 2012-13 is $994.8 million. This includes $614.3 million on the sub transmission system, and $380.6 million on the distribution network. The capital expenditure program for non system assets for 2012-13 is $136.3 million.

Program Highlights (Property, Plant and Equipment)

The capital works program for 2012-13 will contribute to the improved level of reliability of electricity distribution.

Capital Statement 2012-13	45

•	$38.9 million to continue the redevelopment of the existing Coorparoo substation to increase network capacity.

•	$32 million to continue the establishment of a new substation at Springfield to increase network capacity and improve reliability.

•	$30.6 million to continue the establishment of a new substation at Pacific Paradise to increase network capacity and improve reliability.

•	$22 million to continue the establishment of a new substation at Kelvin Grove to increase network capacity.

•	$13.2 million to establish a new substation at Yamanto to increase network capacity and improve reliability.

•	$13 million to continue the redevelopment of the existing Victoria Park substation to increase network capacity.

•	$10.5 million to continue the redevelopment of the existing Taringa substation to increase network capacity and improve reliability.

Ergon Energy Corporation Limited

Ergon Energy Corporation Limited’s capital purchases for 2012-13 is $964.4 million and includes prudent investments primarily related to providing a safe and reliable electricity supply that is both cost effective and dependable for customers by continuing a focus on efficiencies, asset management; network capability and working with our domestic and commercial customers to help them better manage their electricity usage and therefore their electricity costs.

Program Highlights (Property, Plant and Equipment)

•	$7 million for the $24.8 million project for the staged replacement of aged Open Wire Service lines at various locations.

•	$15 million for a $25.5 million project for the staged replacement of aged Zone Substation Circuit Breakers.

•	$10.3 million for the provision of underground reticulation to key infrastructure in the cyclone prone regions of Far North, Northern and Central Queensland.

•	$7.9 million for the $127.3 million Ubinet project which provides a secure communication network to key infrastructure.

Powerlink Queensland

Powerlink Queensland is the high voltage electricity transmission entity for Queensland. Powerlink’s budgeted capital purchases for 2012-13 is $666.2 million.

46	Capital Statement 2012-13

•

$90.1 million towards the establishment of a replacement 275/132kV transmission line between Ingham and Tully in Far North Queensland. This includes $49.1 million for a replacement transmission line from Cardwell to Tully, which is due for completion in summer 2012-13 and $41 million for a replacement transmission line from Ingham to Cardwell, due for completion in summer 2013-14.

•

$49.1 million towards the $102 million construction of a new 275kV transmission line between the Columboola Switching Station (located approximately 9km ease of Miles) and the Wandoan South Substation (to be located in the Woleebee area south-west of Wandoan).

•

$31.7 million towards the $164 million construction of a replacement of the existing Gladstone Substation to be known as Calliope River Substation, due for completion in winter 2013, as well as generator connections for Gladstone Power Station, due for completion in summer 2015-16.

•	$16.6 million towards the $128.5 million establishment of a new 275kV transmission line between Calvale and Stanwell in central Queensland, which is due for completion in summer 2013-14.

SunWater Limited

SunWater’s capital purchases for 2012-13 is $51.7 million.

Program Highlights (Property, Plant and Equipment)

•	$19.3 million to continue the Kinchant dam spillway upgrade.

•	$13.8 million for refurbishments and enhancements to infrastructure and assets.

•	$8.8 million for the Burdekin Moranbah Pipeline duplication project.

•	$9.8 million for minor works including plant and equipment as well as information technology software and hardware.

Gladstone Area Water Board

The Gladstone Area Water Board’s capital purchases for 2012-13 is $33.7 million.

Program Highlights (Property, Plant and Equipment)

•	$8.2 million to continue construction of a water pipeline from the mainland to Curtis Island to service industries on the island.

•	$2.5 million to upgrade the Awoonga Dam Pump Station Building to meet current critical infrastructure standards.

•	$2.1 million for the Transition and Management Stage of the Gladstone Fitzroy Pipeline Project.

•	$2.1 million to replace the DN600 pipeline between the Gladstone Water Treatment Plant and South Gladstone Reservoir.

Capital Statement 2012-13	47

Mount Isa Water Board

The Mount Isa Water Board’s capital purchases for 2012-13 is $3.4 million and is focussed on providing affordable safe potable water to the Mount Isa community. Projects are directed towards controlling and maintaining water quality and capital replacement of ageing infrastructure to improve supply reliability.

Program Highlights (Property, Plant and Equipment)

•

$1 million from a total investment of $2.4 million is provided to continue construction of covers to the north and south tanks of the Mount Isa Terminal Reservoir to improve water quality and increase disinfection efficiency.

•	$0.8 million from a total investment of $12.1 million is provided to continue replacement of the Lake Moondarra Pipeline.

•	$0.8 million from a total investment of $0.9 million is budgeted to construct a fluoridation plant to provide fluoridated water to Mount Isa City.

Queensland Bulk Water Supply Authority

The Queensland Bulk Water Supply Authority’s capital purchases for 2012-13 is $129.9 million.

Program Highlights (Property, Plant and Equipment)

•	$57 million is provided for maintenance and upgrades of dams, weirs and water treatment plants.

•	$8.4 million from a total investment of $17.8 million to continue construction of the Kilcoy Water Treatment Plant.

Queensland Bulk Water Transport Authority

The Queensland Bulk Water Transport Authority’s capital purchases for 2012-13 is $21.8 million.

Program Highlights (Property, Plant and Equipment)

•	$7.8 million for enhancements to trunk mains and related pipework.

•	$5 million for enhancements to reservoirs, pumping stations and water quality testing infrastructure.

48	Capital Statement 2012-13

Energy and Water Supply

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
DEPARTMENT OF ENERGY AND WATER SUPPLY					
Property, Plant and Equipment					
Other Systems Development	305			**500**	Ongoing
Plant and Equipment	305			**64**	Ongoing
Total Property, Plant and Equipment				**564**	
Capital Grants					
Dam Spillway Upgrades	Various	63,851	5,609	**45,582**	12,660
Total Capital Grants				**45,582**	
CS ENERGY LIMITED					
Property, Plant and Equipment					
Kogan Creek Power Station	307	11,970		**11,970**	
Callide Power Stations	308	40,864		**40,864**	
Kogan Creek Solar Boost Project	307	107,712	75,570	**32,142**	
Wivenhoe Power Station	310	12,776		**12,776**	
Corporate	305	3,753		**3,753**	
Strategic Projects	305	8,078		**8,078**	
Total Property, Plant and Equipment				**109,583**	
STANWELL CORPORATION LIMITED					
Property, Plant and Equipment					
Hydro Power Stations					
Barron Gorge Power Station Minor Works	306			**795**	Ongoing
Kareeya Power Station Minor Works	306			**4,520**	Ongoing
Koombooloomba Power Station Minor Works	306			**45**	Ongoing
Wivenhoe Power Station Minor Works	310			**20**	Ongoing
Sub-total Hydro Power Stations				**5,380**	
Meandu Mine					
Dragline Overhaul	319	65,415	31,415	**34,000**

Capital Statement 2012-13	49

Energy and Water Supply

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Mine Fleet Equipment Replacement	319			**37,524**	Ongoing
Mine Exploration and Development	319			**11,753**	Ongoing
Coal Handling Processing Plant Upgrade	319	28,669	1,834	**5,746**	21,089
Rehabilitation	319			**2,040**	Ongoing
Other Sustaining Projects	319			**19,029**	Ongoing
Sub-total Meandu Mine				**110,092**	
Mica Creek Power Station					
Overhauls	315			**19,718**	Ongoing
Rehabilitation	315	1,109		**1,109**	
Other Sustaining Projects	315			**5,418**	Ongoing
Sub-total Mica Creek Power Station				**26,245**	
Stanwell Power Station					
Overhauls	308			**27,850**	Ongoing
Low NOx Burners	308	25,619	20,064	**5,040**	515
Other Sustaining Projects	308			**23,690**	Ongoing
Sub-total Stanwell Power Station				**56,580**	
Swanbank Power Station					
Overhauls	310			**13,442**	Ongoing
E Station Disconnection	310	4,240		**4,240**	
B Station Demolition and Rehabilitation	310	44,449		**2,785**	41,664
Other Sustaining Projects	310			**5,102**	Ongoing
Sub-total Swanbank Power Station				**25,569**	
Tarong Power Station					
Overhauls	319			**48,503**	Ongoing
Flue Gas Water Spray and Conditioning System	319	3,194		**3,020**	174
Other Sustaining Projects	319			**22,554**	Ongoing
Sub-total Tarong Power Station				**74,077**	
Tarong North Power Station					
Other Sustaining Projects	319			**4,298**	Ongoing
Sub-total Tarong North Power Station				**4,298**

50	Capital Statement 2012-13

Energy and Water Supply

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Other Corporate Capital Outlays					
Information Communication and Technology					
Enterprise Information System	Various	26,271	971	**15,000**	10,300
Market and Trading Systems	Various			**2,125**	Ongoing
Plant Information Management System	Various	6,052	4,743	**1,309**	
Communications Upgrades	Various			**1,458**	Ongoing
Hardware and Software Upgrades	Various			**13,485**	Ongoing
Other Capital Projects	Various			**2,577**	Ongoing
Sub-total Information Communication and Technology				**35,954**	
Portfolio Improvement and Carbon Strategy	Various			**16,729**	Ongoing
Corporate Real Estate Projects	Various			**8,652**	Ongoing
Other Capital Projects	Various	1,708		**324**	1,384
Total Property, Plant and Equipment				**363,900**	

ENERGEX LIMITED

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Property, Plant and Equipment					
Distribution Augmentation					
Distribution Augmentation - Brisbane	Various			**242,551**	Ongoing
Distribution Augmentation - Gold Coast	309			**59,853**	Ongoing
Distribution Augmentation - Sunshine Coast	316			**47,927**	Ongoing
Distribution Augmentation - West Moreton	310			**24,908**	Ongoing
Distribution Augmentation - Wide Bay-Burnett	319			**5,325**	Ongoing
Sub-total Distribution Augmentation				**380,564**	
Sub Transmission Program					
Sub Transmission Brisbane					
Coorparoo - Establish 110/33 kV Bulk Supply Substation	303	56,678	6,140	**38,900**	11,638

Capital Statement 2012-13	51

Energy and Water Supply

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Kelvin Grove - Establish 110/11kV Zone Substation	305	52,442	4,155	**22,044**	26,243
Victoria Park - substation augmentation works - Convert to 110/11kV with 2 x 60MVA Tfmrs	305	51,305	3,309	**13,017**	34,979
Taringa - Addition of 2nd 33/11kV Transformer, and 33kV & 11kV Indoor Switchgear	304	19,627	4,439	**10,458**	4,730
Whinstanes - Establish 33/11kV Substation	302	12,975	513	**7,666**	4,796
Yatala - Upgrade to 110/11kV Zone Substation	303	21,319	4,566	**9,726**	7,027
Other Sub Transmission - Brisbane	Various	672,778	270,291	**337,987**	64,500
Sub Transmission Gold Coast					
Parkwood - New 33/11kV Zone Substation	309	18,416	14,869	**3,290**	257
Other Sub Transmission - Gold Coast	309	61,636	18,756	**35,891**	6,989
Sub Transmission West Moreton					
Springfield Central - Establish 33/11kV Zone Substation	310	49,742	4,816	**31,999**	12,927
Yamanto - Establish 33/11kV Zone Substation	310	14,309	462	**13,213**	634
Yamanto to Flinders - Establish New 33kV Feeder	310	9,039	1,660	**6,331**	1,048
Other Sub Transmission - West Moreton	310	34,896	15,018	**14,275**	5,603
Sub Transmission - Wide Bay-Burnett	319	22,199	7,983	**6,948**	7,268
Sub Transmission Sunshine Coast					
Pacific Paradise - New 30MVA 132/11kV Substation	316	85,587	7,419	**30,581**	47,587
Other Sub Transmission - Sunshine Coast	316	114,202	64,436	**31,951**	17,815
Sub-total Sub Transmission Program				**614,277**

52	Capital Statement 2012-13

Energy and Water Supply

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Non System					
Property Buildings	Various			**84,270**	Ongoing
PSG Fleet	305			**35,059**	Ongoing
Warehousing and Distribution	302			**7,240**	Ongoing
Metering Dynamics	305			**4,018**	Ongoing
Furniture, Fixtures and Office Equipment	305			**2,049**	Ongoing
Capital Tools and Equipment	305			**1,611**	Ongoing
Capital ICT - Software and Hardware	305			**1,572**	Ongoing
Other Generations	305			**468**	Ongoing
Furniture, Fixtures and Fittings	305			**20**	Ongoing
Sub-total Non System				**136,307**	
Total Property, Plant and Equipment				**1,131,148**	

ERGON ENERGY CORPORATION LIMITED

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Property, Plant and Equipment					
Regulated Capital Expenditure					
Regulated Corporation Initiated Capital Works					
Cyclone Area Reliability Enhancement Program (CARE)	Various	102,381	70,173	**10,317**	21,891
Open Wire Service Replacment Program	Various	24,777	171	**6,973**	17,633
Circuit Breaker Replacment Program	Various	25,549	2,833	**14,960**	7,756
Reinforce Supply to Townsville (Bohle Plains)	318	26,767	910	**474**	25,383
Reinforce Supply to Gladstone (Briffney)	308	23,207	145	**393**	22,669
Maryborough North ZS site acquisition	319	25,275	1,417	**2,290**	21,568
Reinforce Supply to Bundaberg (Avoca)	319	31,045	1,052	**10,210**	19,783
Reinforce Supply to Toowoomba (Westbrook)	317	27,511	387	**1,051**	26,073
Reinforce Supply to Bowen Basin (Goonyella Rd)	312	33,692	1,440	**4,081**	28,171

Capital Statement 2012-13	53

Energy and Water Supply

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Reinforce Supply to Bowen Basin (Broadlea)	312	41,936	19,116	**8,038**	14,782
Reinforce Supply at Planella ZS	312	28,545	118	**975**	27,452
Reinforce Supply at Broxburn ZS	307	17,969	237	**1,076**	16,656
Reinforce Supply at Yarranlea BSP	307	25,979	62	**2,746**	23,171
Reinforce Supply to Airlie Beach (Jubilee Pocket)	312	9,770	302	**2,002**	7,466
Reinforce Supply to Hervey Bay (Toogoom)	319	31,702	1,527	**26,243**	3,932
Reinforce Supply to Gayndah (66kV Network)	319	42,242	3,703	**12,118**	26,421
SCADA Phase 2	Various	32,372		**3,439**	28,933
Reinforce Carmila 33kV Feeder	312	2,835		**835**	2,000
Reinforce Supply at Pampas ZS	307	22,000		**1,612**	20,388
Redevelopment South Toowoomba	317	8,173		**834**	7,339
Ubinet - Stage one	Various	127,317	119,375	**7,942**	
Prog - UbiNet Stage 2	307	5,435		**339**	5,096
Reinforce Supply at West Toowoomba ZS	317	23,866		**866**	23,000
Reinforce Supply to Airlie Beach (Riordanvale)	312	32,141		**3,670**	28,471
Reinforce Emerald to Blackwater 66kV Line	315	26,897		**2,945**	23,952
Reinforce Supply to Malanda	306	12,582		**1,562**	11,020
Reinforce Supply to Gracemere	308	27,256		**923**	26,333
Reinforce Warwick to Stanthorpe 110kV Line & BSP	307	40,936		**2,384**	38,552
Reinforce Supply to Capricorn Coast (Keppell BSP)	308	38,074		**6,423**	31,651
Reinforce Supply at Central Toowoomba ZS	317	43,207		**2,460**	40,747
Subtransmission Line rebuild	Various	93,405	1,889	**7,440**	84,076

54	Capital Statement 2012-13

Energy and Water Supply

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Other Network Initiated Capital Works Projects	Various			**402,367**	Ongoing
Sub-total Regulated Corporation Initiated Capital Works				**549,988**	
Regulated Customer Initiated Capital Works Projects	Various			**225,048**	Ongoing
Regulated Other Capital Works	Various			**134,204**	Ongoing
Sub-total Regulated Capital Expenditure				**909,240**	
Isolated Systems					
Powerstation - Birdsville Geothermal	315	11,814	814	**6,000**	5,000
Other Generation Capital Works	315			**34,078**	Ongoing
Sub-total Isolated Systems				**40,078**	
Non Regulated Capital Expenditure					
Non Regulated Other Capital Works	Various			**15,099**	Ongoing
Total Property, Plant and Equipment				**964,417**	

POWERLINK QUEENSLAND

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Property, Plant and Equipment					
Non-Prescribed Transmission Network Connections	Various			**100,300**	Ongoing
Other Projects	Various			**259,816**	Ongoing
Columboola to Western Downs Network Augmentation	307	156,000	12,500	**70,600**	72,900
Columboola to Wandoan Area Network Augmentation	307	102,000	30,200	**49,100**	22,700
Cardwell to Tully 132kV Transmission Line Replacement	306	73,400	24,300	**49,100**	
Ingham South to Cardwell 132kV Transmission Line Replacement	Various	72,700	9,400	**41,000**	22,300
Gladstone Substation Replacement	308	164,000	86,800	**31,700**	45,500
Collinsville 132kV Substation Replacement	312	33,700	700	**23,000**	10,000
Calvale to Stanwell 275kV Transmission Line	308	128,500	64,500	**16,600**	47,400
Swanbank B 275kV Substation Replacement	310	57,900	15,700	**14,600**	27,600

Capital Statement 2012-13	55

Energy and Water Supply

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
South West Queensland Augmentation	Various	190,000	151,300	**10,400**	28,300
Total Property, Plant and Equipment				**666,216**	

SUNWATER LIMITED

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Property, Plant and Equipment					
Bundaberg Water Supply	308			**658**	Ongoing
Nogoa Water Supply	308			**1,673**	Ongoing
Pioneer Water Supply	312			**1,896**	Ongoing
Bundaberg Irrigation Distribution	308			**1,759**	Ongoing
Burdekin Irrigation Distribution	318			**2,968**	Ongoing
Emerald Irrigation Distribution	308			**375**	Ongoing
Upper Burnett Water Supplu	308			**601**	Ongoing
Eton Irrigation Distribution	312			**398**	Ongoing
Mareeba Irrigation Distribution	306			**618**	Ongoing
St George Irrigation Distribution	307			**942**	Ongoing
Collinsville Pipeline	312			**515**	Ongoing
Other Schemes (less than 250k)	305			**1,386**	Ongoing
Software Development and Hardware	305			**4,819**	Ongoing
Plant & Equipment	305			**5,021**	Ongoing
Burdekin Moranbah Augmentation	318	8,762		**8,762**	
Kinchant Dam Spillway	308	30,000	3,189	**19,336**	7,475
Total Property, Plant and Equipment				**51,727**	

GLADSTONE AREA WATER BOARD

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Property, Plant and Equipment					
Curtis Island Water Pipeline Project	308	47,566	39,409	**8,157**	
Awoonga Dam Pump Station Building Refurbishment	308	2,516	36	**2,480**	
Gladstone Fitzroy Pipeline Project Transition and Management Stage	308	3,824	304	**2,111**	1,409
Gladstone Water Treatment Plant to South Gladstone Reservoir Pipeline Replacement	308	2,065		**2,065**	
Yarwun Water Treatment Plant Land Acquisitions	308	1,549	1	**1,548**

56	Capital Statement 2012-13

Energy and Water Supply

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Gladstone Water Treatment Plant: Building Roof Replacement and Structural Upgrade	308	1,528	186	**1,342**	
Awoonga Dam Land Rationalisation Program	308	1,408	118	**1,290**	
Offline Storage & Repump Station	308	27,290		**1,290**	26,000
Awoonga Dam Spillway Capacity Upgrade	308	24,726	12	**1,084**	23,630
Gladstone Water Treatment Plant Pump Station Switchboard and Variable Speed Drives Upgrade	308	1,032		**1,032**	
Minor Capital Projects	308			**11,284**	Ongoing
Total Property, Plant and Equipment				**33,683**	

MOUNT ISA WATER BOARD

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Property, Plant and Equipment					
Roofing Mount Isa Terminal Reservoir North & South Tanks	315	2,400	150	**1,000**	1,250
Moondarra to Mount Isa Terminal Reservoir Pipeline Upgrade	315	12,100	2,024	**800**	9,276
Fluoridation of Mount Isa Water Supply	315	930	130	**800**	
Lake Julius Power Pole Replacement	315	2,175	1,225	**225**	725
Minor Capital Works	315	2,000	863	**200**	937
Lining Mount Isa Terminal Reservoir North & South Tanks	315	900	527	**100**	273
Water Quality Laboratory	315	520	61	**60**	399
Replace Wet End and Coupling of Col Popple Pump Station #3	315	150		**50**	100
Control Systems Upgrade	315	200	134	**50**	16
Water Metering Project	315	150	93	**25**	32
Replace 3.3 kV Switchboard Fred Haigh Pump Station	315	450	22	**15**	413
Lake Moondarra Deep Well Pump Station Replacement Distribution Board	315	615		**15**	600

Capital Statement 2012-13	57

Energy and Water Supply

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Col Popple Pump Station Upgrade (Planning & Design)	315	2,780	10	**10**	2,760
Total Property, Plant and Equipment				**3,350**	
QUEENSLAND BULK WATER SUPPLY AUTHORITY					
Property, Plant and Equipment					
Hinze Dam Stage 3 Finalisation	309	396,048	394,846	**1,202**	
Weirs Dams and Watercourses Flood Damage Remediation Works	Various	13,152	350	**9,848**	2,954
Kilcoy Water Treatment Plant	Various	17,830	4,817	**8,353**	4,660
Upgrade Existing Dams and Water Treatment Plants	Various			**47,164**	Ongoing
Other Capital Works	Various			**29,446**	Ongoing
Land Settlements	Various	22,000		**20,000**	2,000
Computer Hardware and Software	Various			**7,197**	Ongoing
Other Plant and Equipment	Various			**5,391**	Ongoing
Other Minor Capital Acquisitions	Various			**1,039**	Ongoing
Building Refurbishments	Various	245		**245**	
Total Property, Plant and Equipment				**129,885**	
QUEENSLAND BULK WATER TRANSPORT AUTHORITY					
Property, Plant and Equipment					
Enhancements to Trunk Mains	Various			**7,808**	Ongoing
Enhancements to Non Systems	305			**3,136**	Ongoing
Enhancements to Reservoirs	Various			**3,090**	Ongoing
Enhancements to Land	Various			**2,985**	Ongoing
Enhancements to the SCADA System	Various			**2,800**	Ongoing
Enhancements to Pumping Stations	Various			**1,436**	Ongoing
Enhancements to Water Quality Facilities	Various			**442**	Ongoing
Enhancements to Buildings	305			**107**	Ongoing
Total Property, Plant and Equipment				**21,804**	
TOTAL ENERGY AND WATER SUPPLY (PPE)				**3,476,277**	
TOTAL ENERGY AND WATER SUPPLY (CG)				**45,582**

58	Capital Statement 2012-13

ENVIRONMENT AND HERITAGE PROTECTION

Capital purchases for the Department of Environment Heritage and Protection for 2012-13 is $23.5 million. The purpose of the Department of Environment and Heritage Protection is to conserve, protect and manage Queensland’s environment and heritage for today and into the future. It achieves this through the delivery of key services focusing on conservation and sustainability, environmental services and regulation, and environmental planning and policy.

Department of Environment and Heritage Protection

The 2012-13 capital purchases directly support these objectives through the ongoing replacement of plant and equipment and development of systems to deliver services. The majority of the 2012-13 capital purchases relate to land acquisition activities ($22 million) which will conserve high value biodiversity for Queensland’s future generations and help to protect Queensland’s koala population.

Program Highlights (Property, Plant and Equipment)

•	$9 million in 2012-13 to continue the protected area acquisitions to deliver on the Government’s Investing in Our Environment for the Future election commitment.

•	$8 million in 2012-13 of a total $35 million, including $19.4 million over three years to continue the acquisition of sustainable land to increase available koala habitat.

•	$5 million in land acquisitions funded by the Australian Government will support the department’s 2012-13 land acquisition program.

•	$1.5 million will be provided in 2012-13 to provide the equipment, infrastructure and systems required to support the department’s ongoing service delivery.

Capital Statement 2012-13	59

60	Capital Statement 2012-13

HEALTH

Total capital purchases for the Health Portfolio (including Queensland Health, Hospital and Health Services and the Council of the Queensland Institute of Medical Research) are $1.849 billion, with an additional $59 million of capital grants.

Queensland Health

The Queensland Health capital works program is an important input into the delivery of health services and outputs that underpin the provision of better services for patients and better healthcare in the community.

In 2012-13, Queensland Health will continue its capital investment across a broad range of health infrastructure including hospitals, health technology, pathology, research and scientific services, mental health services, residential care, staff accommodation, and information and communication technologies.

The capital investment program will ensure that health infrastructure and assets support the delivery of health services and contribute to improved health outcomes for Queenslanders.

Program Highlights (Property, Plant and Equipment)

•	A total of $1.369 billion will be invested in hospital projects in 2012-13 including:

•

$607.9 million to continue development of two new tertiary hospitals - the Gold Coast University Hospital and the Queensland Children’s Hospital with a total investment of $3.195 billion committed to establish these new hospitals;

•	$31.7 million to continue delivery of the Sunshine Coast University Hospital as a public private partnership, at a total estimated cost of $1.872 billion;

•	$24.9 million to ensure the new Queensland Children’s Hospital is supported by a world class academic and research centre;

•	$60.5 million as part of a total State Government investment of $122 million towards 84 additional beds for an expanded Ipswich Hospital;

•	$299.5 million to continue redevelopments at Cairns, Mackay, Mount Isa, Rockhampton and Townsville Hospitals. These projects represent a total investment of $1.408 billion;

•

$51.6 million to improve and upgrade health facilities in regional and remote areas: Atherton, Ayr, Biloela, Charleville, Charters Towers, Emerald, Kingaroy, Longreach, Mareeba, Roma, Sarina and Thursday Island;

Capital Statement 2012-13	61

•

$46.5 million to continue upgrades at emergency departments including Logan, Queen Elizabeth II Jubilee (QEII), Caboolture, Ipswich, Prince Charles (Paediatric) and Redland Hospitals under the $148.5 million Faster Emergency Care in our Hospitals initiative. This includes increased rehabilitation services at Townsville.

•	$45.4 million to complete the Translational Research Institute, at a total cost of $276.1 million, on the Princess Alexandra Hospital campus.

•	$3.9 million will be invested in staff accommodation programs and upgrades.

•	$41.2 million for enhancements to mental health services under the Queensland Plan for Mental Health.

•	$66.3 million for information and communication technology equipment to replace, upgrade and provide future capability.

Health Reform

The National Partnership Agreement (NPA) on Improving Public Hospital Services provides Queensland Health with capital funding of $192 million over five years from 2009-10 with $60.6 million to be invested in 2012-13 (including $10 million which will fund the purchase of surgical equipment at five Hospital and Health Services). Specific projects being funded under the NPA include:

•	improved clinical services with a focus on emergency department access, patient flows and treatment times across the State

•	improved paediatric services at Caboolture and Redcliffe Hospitals

•	additional mental health beds in Cairns.

In addition, the NPA will also support additional enhancements to the scope of two ongoing Faster Emergency Care initiative projects:

•

an additional eight short stay beds, a 12 chair transit lounge and a new endoscopy unit with two procedural rooms, recovery and admissions area as part of the new Queen Elizabeth II Jubilee (QEII) emergency department

•	expanded emergency department services, modifications to improve patient flows and expand capacity as part of the Logan Hospital emergency department upgrade through the provision of:

•	24 new sub acute (rehabilitation) beds and rehabilitation associated infrastructure including day therapy and gym;

•	a 23 hour day ward and elective surgery area including two procedure rooms, six day ward recovery spaces and 12 x 23 hour inpatient beds.

62	Capital Statement 2012-13

The Australian Government Health and Hospitals Fund Regional Priority Round is providing $5.7 million in 2012-13 (a total of $64.6 million over four years) to:

•	construct mental health community care units in Nambour, Bundaberg, Rockhampton and Toowoomba

•	construct planned procedure centres at Townsville Hospital and Cairns Base Hospital.

A total of $75.9 million is being invested in Regional Cancer Centres in 2012-13, including Bundaberg, Hervey Bay, Mount Isa, Rockhampton, Toowoomba and Townsville. This is part of a $179.3 million investment over four years, including $164.3 million from the Australian Government.

In addition, a $58.5 million capital grant to Ramsay Health Care as an Availability Fee will enable provision of contracted public health services from the new co-located private hospital on the Sunshine Coast University Hospital site from late 2013.

Hospital and Health Services

$99.4 million has been allocated to Hospital and Health Services across Queensland for minor capital projects and acquisitions and health technology equipment.

Council of the Queensland Institute of Medical Research

In 2012-13, $19.4 million will be invested in the third and final phase of the Queensland Institute of Medical Research’s Medical Research Centre development. This $180 million project, scheduled for completion in 2013-14, is jointly funded by the Queensland and Australian Governments and Atlantic Philanthropies. The Centre will increase research capacity in areas such as tropical diseases, vaccine development, cancer and genetics, and will allow the development of a new Mental Health Research Division.

Capital Statement 2012-13	63

Health

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
QUEENSLAND HEALTH & HOSPITAL AND HEALTH SERVICES					
Property, Plant and Equipment					
Community Health Centres (CHC)					
Cherbourg Community Health	319	1,604	1,069	**535**	
Robina Health Precinct	309	36,310	34,559	**1,751**	
Thursday Island Chronic Disease Centre	315	39,015	20,645	**10,000**	8,370
Sub-total Community Health Centres (CHC)				**12,286**	
Multi-Purpose Health Services					
Theodore Private Practice Clinic	308	1,500	61	**1,439**	
Sub-total Multi-Purpose Health Services				**1,439**	
Primary Health Care Centres (PHCC)					
Cape York Improved PHCC	315	1,840	1,222	**330**	288
Indigenous Primary Health Care Centre of Excellence Inala	303	7,000	4,250	**2,750**	
Saibai Island PHCC	315	8,400	997	**3,668**	3,735
Sub-total Primary Health Care Centres (PHCC)				**6,748**	
Hospitals					
Area Health Demand Management	Various	297,500	217,679	**33,000**	46,821
Building Works Capital Project Management	Various			**850**	Ongoing
Building Access to Emergency Care through Improved Bed Management Practices	Various	2,732		**683**	2,049
Caboolture Hospital Education and Skills Centre	313	9,509	6,762	**2,747**	
Cairns Base Hospital Redevelopment	306	446,300	138,397	**99,046**	208,857
Cancer Treatment Facilities	Various	35,100	23,035	**11,040**	1,025
Faster Emergency Care in our Hospitals (including expanded rehabilitation facilities)	Various	148,528	72,390	**46,533**	29,605
Gold Coast University Hospital	309	1,761,853	1,198,569	**207,417**	355,867
Health and Hospitals Fund - Regional Priority Round	Various	64,559		**5,697**	58,862
Ipswich Hospital Additional Beds	310	122,000	20,683	**60,500**	40,817

64	Capital Statement 2012-13

Health					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Mackay Base Hospital Redevelopment	312	408,285	259,605	**84,732**	63,948
Master Planning Studies	Various			**850**	Ongoing
Mount Isa Health Campus Redevelopment	315	62,575	30,911	**25,237**	6,427
National Partnership Agreement - Improving Public Hospital Services	Various	182,035	28,181	**50,583**	103,271
Priority Capital Program	Various			**10,000**	Ongoing
Princess Alexandra Hospital Emergency Department (Additional Bed Capacity)	303	62,600	58,596	**4,004**	
Queensland Children's Hospital [1]	305	1,433,145	589,212	**400,446**	443,487
Queensland Children's Hospital Academic and Research Centre	305	80,000	9,782	**24,920**	45,298
Regional Cancer Centres	Various	179,291	26,521	**75,933**	76,837
Robina Hospital Expansion	309	269,300	243,855	**25,445**	
Rockhampton Hospital Expansion	308	156,575	101,469	**32,393**	22,713
Sunshine Coast Health Services District (Additional Bed Capacity)	316	191,000	170,118	**20,882**	
Sunshine Coast University [2] Hospital	316	1,872,151	112,629	**31,740**	1,727,782
Townsville Hospital Expansion	318	334,000	126,286	**58,057**	149,657
Townsville Neo-natal Intensive Care Unit	318	25,000	20,000	**4,000**	1,000
Projects finalisation - Hospitals	Various	30,125	29,940	**185**	
Sub-total Hospitals				**1,316,920**	
Rural and Remote Infrastructure Rectification Works					
Atherton Hospital	306	9,900		**9,900**	
Ayr Hospital	318	2,480		**2,480**	
Biloela Hospital	308	7,150		**7,150**	
Charleville Hospital	315	3,300		**3,300**	
Charters Towers Hospital	318	3,000		**3,000**	
Emerald Hospital	308	8,000		**8,000**	
Kingaroy Hospital	319	2,000		**2,000**	
Longreach Hospital	315	7,000		**7,000**	
Mareeba Hospital	306	2,000		**2,000**	
Roma Hospital	307	3,000		**3,000**	
Thursday Island Hospital	315	1,450		**1,450**

Capital Statement 2012-13	65

Health					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Sarina Hospital	312	2,300		**2,300**	
Sub-total Rural and Remote Infrastructure Rectification Works				**51,580**	
Health Technology Replacement					
Healthy Hearing	Various	2,825	2,625	**200**	
Radiology Services Delivery	Various	3,907	3,326	**581**	
Sub-total Health Technology Replacement				**781**	
Mental Health Services					
Community Mental Health Program	Various	8,351		**6,351**	2,000
Queensland Plan for Mental Health	Various	130,351	61,672	**41,245**	27,434
Sub-total Mental Health Services				**47,596**	
Pathology and Scientific Services					
Translational Research Institute[3] Facilities	303	276,100	230,664	**45,436**	
Sub-total Pathology and Scientific Services				**45,436**	
Residential Care					
Cloncurry Hospital Aged Care Annex	315	6,861	1,116	**2,775**	2,970
Fire Safety Upgrades Residential Care Buildings	Various	11,800	3,500	**6,500**	1,800
Sub-total Residential Care				**9,275**	
Staff Accommodation Program					
Cape York Staff Accommodation-Kowanyama	315	1,375	92	**653**	630
Housing Stock Upgrades	Various			**1,000**	Ongoing
Regional Accommodation Program	Various	88,661	88,061	**600**	
Torres Strait Staff Accommodation	315	5,796	1,750	**1,627**	2,419
Sub-total Staff Accommodation Program				**3,880**	
Other Acquisitions of Property, Plant and Equipment					
BreastScreen Digital Technology	Various	16,134	8,340	**7,794**	
Capital Program Land Acquisition	Various	16,666		**16,666**	
Emergent Works Program	Various			**20,000**	Ongoing
Health Workforce Australia Capital Funding	Various	6,492	224	**6,268**	
Health Workforce Australia Cairns Clinical Training Funding	306	4,784	3,093	**1,499**	192

66	Capital Statement 2012-13

Health

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Minor Capital Projects and[4] Acquisitions	Various			**11,346**	Ongoing
Persistent Pain Program	Various	1,898	974	**924**	
Sub-total Other Acquisitions of Property, Plant and Equipment				**64,497**	
Information Technology Equipment					
eHealth Clinical Systems	Various			**5,674**	Ongoing
IT Infrastructure Programs	Various			**58,606**	Ongoing
Other Health Systems	Various			**2,003**	Ongoing
Sub-total Information Technology Equipment				**66,283**	
Information and Communication Technology[5]					
eHealth Clinical Systems	Various			**48,496**	Ongoing
Other Health Systems	Various			**26,256**	Ongoing
IT Infrastructure Programs	Various			**3,541**	Ongoing
IT Contingency and Emergent Needs	Various			**12,695**	Ongoing
Sub-total Information and Communication Technology				**90,988**	
Cairns & Hinterland					
Minor Capital Projects and Acquisitions	306			**2,826**	Ongoing
Health Technology Equipment	306			**2,507**	Ongoing
Surgical Equipment	306	310		**310**	
Sub-total Cairns & Hinterland				**5,643**	
Cape York					
Minor Capital Projects and Acquisitions	315			**628**	Ongoing
Health Technology Equipment	315			**247**	Ongoing
Sub-total Cape York				**875**	
Central Queensland					
Minor Capital Projects and Acquisitions	308			**2,079**	Ongoing
Health Technology Equipment	308			**2,088**	Ongoing
Sub-total Central Queensland				**4,167**	
Central West					
Minor Capital Projects and Acquisitions	315			**680**	Ongoing

Capital Statement 2012-13	67

Health

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Health Technology Equipment	315			**334**	Ongoing
Sub-total Central West				**1,014**	
Children`s Health Queensland					
Minor Capital Projects and Acquisitions	305			**1,528**	Ongoing
Health Technology Equipment	305			**1,665**	Ongoing
Sub-total Children`s Health Queensland				**3,193**	
Darling Downs					
Minor Capital Projects and Acquisitions	307			**3,304**	Ongoing
Health Technology Equipment	307			**2,188**	Ongoing
Sub-total Darling Downs				**5,492**	
Gold Coast					
Minor Capital Projects and Acquisitions	309			**3,203**	Ongoing
Health Technology Equipment	309			**3,073**	Ongoing
Surgical Equipment	309	590		**590**	
Sub-total Gold Coast				**6,866**	
Mackay					
Minor Capital Projects and Acquisitions	312			**1,369**	Ongoing
Health Technology Equipment	312			**1,518**	Ongoing
Sub-total Mackay				**2,887**	
Metro North					
Health Technology Equipment	Various			**12,890**	Ongoing
Surgical Equipment	Various	305		**305**	
Minor Capital Projects and Acquisitions	Various			**13,234**	Ongoing
Sub-total Metro North				**26,429**	
Metro South					
Minor Capital Projects and Acquisitions	Various			**10,078**	Ongoing
Health Technology Equipment	Various			**9,671**	Ongoing
Surgical Equipment	Various	5,800		**5,800**	
Sub-total Metro South				**25,549**

68	Capital Statement 2012-13

Health

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
North West					
Minor Capital Projects and Acquisitions	315			**789**	Ongoing
Health Technology Equipment	315			**374**	Ongoing
Sub-total North West				**1,163**	
South West					
Minor Capital Projects and Acquisitions	315			**802**	Ongoing
Health Technology Equipment	315			**641**	Ongoing
Sub-total South West				**1,443**	
Sunshine Coast					
Minor Capital Projects and Acquisitions	Various			**2,704**	Ongoing
Health Technology Equipment	Various			**2,256**	Ongoing
Surgical Equipment	Various	2,980		**2,980**	
Sub-total Sunshine Coast				**7,940**	
Torres Strait & Northern Peninsula					
Minor Capital Projects and Acquisitions	315			**646**	Ongoing
Health Technology Equipment	315			**276**	Ongoing
Sub-total Torres Strait & Northern Peninsula				**922**	
Townsville					
Minor Capital Projects and Acquisitions	318			**4,403**	Ongoing
Health Technology Equipment	318			**4,326**	Ongoing
Sub-total Townsville				**8,729**	
West Moreton					
Minor Capital Projects and Acquisitions	310			**2,262**	Ongoing
Health Technology Equipment	310			**1,103**	Ongoing
Sub-total West Moreton				**3,365**	
Wide Bay					
Minor Capital Projects and Acquisitions	319			**1,935**	Ongoing

Capital Statement 2012-13	69

70	Capital Statement 2012-13

HOUSING AND PUBLIC WORKS

Total capital purchases for the Housing and Public Works portfolio (including related entities) is $400.5 million in 2012-13, with capital grants of $222.5 million. This includes capital purchases for the Residential Tenancies Authority of $16.4 million in 2012-13 and the Queensland Building Services Authority of $2.7 million in 2012-13.

Department of Housing and Public Works

Total capital purchases and capital grants expenditure in 2012-13 by the Department of Housing and Public Works is $603.8 million.

Program Highlights (Property, Plant and Equipment)

•	$253.3 million in capital works relating to Housing Services including:

•

$131 million for social housing to commence construction of at least 32 rental units, complete construction of at least 200 rental units, purchase at least an additional 40 rental units, purchase land and upgrade existing social housing;

•	$116.6 million for Indigenous social housing to complete construction of at least 177 rental units, purchase additional rental units and upgrade existing social housing in Indigenous communities; and

•

$1.2 million to purchase dwellings across the state under the Employment Related Accommodation Program, to support people from Indigenous communities to take up offers of employment, higher education and vocational training in regional centres.

•	$48.1 million to continue to deliver property solutions that commenced under the Decentralisation Initiative in Carseldine and Ipswich. The total project cost is estimated at $85.4 million.

•	$33.1 million to construct cyclone shelters in Queensland communities. The total project cost is estimated at $49.6 million over two years.

•

$19 million to continue to deliver a fitout in a new building in Flinders Street, Townsville. The fitout will provide 10,000 square metres of net lettable area. The total project cost is estimated at $22.1 million.

•	$5.6 million to construct and acquire 11 units of accommodation for government employee housing to support the delivery of government services in rural and remote communities.

Program Highlights (Capital Grants)

•	$203.2 million in capital grants relating to Housing Services including:

Capital Statement 2012-13	71

•

$113.4 million to Indigenous social housing to commence construction of at least 68 rental units, complete construction of 29 rental units, undertake infrastructure development and upgrade existing social housing in Indigenous communities;

•	$82.4 million to social housing to commence construction of 40 rental units, complete construction of at least 334 rental units and upgrade existing social housing; and

•

$7.4 million to purchase at least 49 dwellings across the state under the Employment Related Accommodation Program, to support people from Indigenous communities to take up offers of employment, higher education and vocational training in regional centres.

•	$10.4 million to construct cyclone shelters in Queensland communities.

•

$8.9 million for the Rockhampton Riverbank Redevelopment Stage 2 projects to enhance the Southside Memorial Swimming Pool development and provide additional riverside public facility improvements on both sides of the Fitzroy River. The total project cost is estimated at $13 million.

Queensland Building Services Authority

For 2012-13 the Building Services Authority will spend $2.7 million replacing ageing information technology systems to reduce administration costs, improve customer access and turnaround times, and improve facilities for regional Queenslanders.

Residential Tenancies Authority

In 2012-13, the Residential Tenancies Authority has allocated a budget of $16.4 million to replace ageing systems with integrated business solutions to meet the future needs of Queensland’s rental sector.

72	Capital Statement 2012-13

Housing and Public Works

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
DEPARTMENT OF HOUSING AND PUBLIC WORKS					
Property, Plant and Equipment					
Housing Services					
Construction					
Brisbane - East Construction	301			**40**	Ongoing
Brisbane Inner City Construction	305			**900**	Ongoing
Brisbane - North Construction	302			**46**	Ongoing
Brisbane - South Construction	303			**3,879**	Ongoing
Cairns Construction	306			**7,472**	Ongoing
Fitzroy Construction	308			**5,182**	Ongoing
Gold Coast Construction	309			**8**	Ongoing
Ipswich Construction	310			**1,016**	Ongoing
Mackay Construction	312			**356**	Ongoing
Moreton Bay - North Construction	313			**1,441**	Ongoing
Queensland - Outback Construction	315			**53,787**	Ongoing
Toowoomba Construction	317			**651**	Ongoing
Townsville Construction	318			**13,903**	Ongoing
Various Minor Works	Various			**16,158**	Ongoing
Wide Bay Construction	319			**762**	Ongoing
Sub-total Construction				**105,601**	
Capital Works on Existing Dwellings					
Fitzroy Works on Existing Dwellings	308			**2,498**	Ongoing
Queensland - Outback Works on Existing Dwellings	315			**23,497**	Ongoing
Sunshine Coast Works on Existing Dwellings	316			**2,090**	Ongoing
Townsville Works on Existing Dwellings	318			**2,775**	Ongoing
Various Works on Existing Dwellings	Various			**79,653**	Ongoing
Wide Bay Works on Existing Dwellings	319			**610**	Ongoing
Sub-total Capital Works on Existing Dwellings				**111,123**	
Intangibles	Various			**2,700**	Ongoing

Capital Statement 2012-13	73

Housing and Public Works					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Land Purchase and Improvement of Land	Various			**49**	Ongoing
Plant and Equipment	Various			**1,701**	Ongoing
Purchase of Existing Properties	Various			**32,116**	Ongoing
Sub-total Housing Services				**253,290**	
Public Works					
Brisbane - Boggo Road Precinct Redevelopment	305	40,476	39,037	**1,439**	
Brisbane - Kurilpa Bridge	305	63,300	62,681	**619**	
Cairns - New Office Building	306	76,500	74,695	**1,805**	
Cairns - Refurbishment of the Cairns Convention Centre	306	6,334	2,048	**4,286**	
Cyclone Shelters in Queensland Communities	Various	49,600	16,531	**33,069**	
Decentralisation Initiative - Accommodation Projects	Various	85,418	22,268	**48,050**	15,100
Government Employee Housing	Various			**5,590**	Ongoing
Mareeba - New Office Building and Learning Centre	306	6,500	5,962	**538**	
Maroochydore - New Office Building	316	79,550	79,214	**336**	
Other Property, Plant and Equipment	Various			**12,449**	Ongoing
Thursday Island - New Office Building	315	11,885	11,048	**837**	
Townsville - Government Office Accommodation	318	22,125	349	**19,019**	2,757
Sub-total Public Works				**128,037**	
Total Property, Plant and Equipment				**381,327**	
Capital Grants					
Housing Services					
Brisbane Inner City	305			**2,077**	Ongoing
Brisbane - East	301			**366**	Ongoing
Brisbane - South	303			**2,380**	Ongoing
Brisbane - West	304			**3,057**	Ongoing
Cairns	306			**23,889**	Ongoing
Fitzroy	308			**1,052**	Ongoing

74	Capital Statement 2012-13

Housing and Public Works

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Gold Coast	309			**15,788**	Ongoing
Mackay	312			**1,301**	Ongoing
Moreton Bay - North	313			**3,233**	Ongoing
Queensland - Outback	315			**40,771**	Ongoing
Sunshine Coast	316			**1,525**	Ongoing
Toowoomba	317			**250**	Ongoing
Townsville	318			**18,296**	Ongoing
Wide Bay	319			**3,982**	Ongoing
Various	Various			**85,264**	Ongoing
Sub-total Housing Services				**203,231**	
Public Works					
Cyclone Shelters in Queensland Communities	Various	10,400		**10,400**	
Rockhampton Riverbank Redevelopment Stage 2	308	13,000	4,138	**8,862**	
Sub-total Public Works				**19,262**	
Total Capital Grants				**222,493**	
QUEENSLAND BUILDING SERVICES AUTHORITY					
Property, Plant and Equipment					
Office Restoration	318	375		**375**	
Other PPE	303	229		**229**	
BSA Software development - Other	303	555	460	**95**	
BSA Software development - BUILD	303	8,000	188	**2,000**	5,812
Total Property, Plant and Equipment				**2,699**	
RESIDENTIAL TENANCIES AUTHORITY					
Property, Plant and Equipment					
Asset Replacement Program	305			**80**	Ongoing
Core Client System Replacement	305	22,001		**16,354**	5,647
Total Property, Plant and Equipment				**16,434**	
TOTAL HOUSING AND PUBLIC WORKS (PPE)				**400,460**	
TOTAL HOUSING AND PUBLIC WORKS (CG)				**222,493**

Capital Statement 2012-13	75

JUSTICE AND ATTORNEY-GENERAL

The 2012-13 capital purchases for the Department of Justice and Attorney-General (including Public Trust Office, Legal Aid Queensland and Crime and Misconduct Commission) is $122.3 million.

Department of Justice and Attorney-General

The Department of Justice and Attorney-General capital purchases for 2012-13 is $105.1 million. The department’s capital purchases focuses on the completion of the new Brisbane Supreme Court and District Court building, the continuation of the Cleveland Youth Detention Centre expansion in Townsville and the refurbishment and replacement of major building components for existing courthouses. It also includes the continual development and improvement of all departmental information and systems equipment.

Program Highlights (Property, Plant and Equipment)

•	$46 million for the completion of the new Brisbane Supreme and District Court building, at a total cost of $570 million.

•	$30.4 million for the continuation of the Cleveland Youth Detention Centre expansion in Townsville.

•	$15.1 million for enhancement, maintenance and upgrade of the owned and leased accommodation for the provision of service delivery and operations.

•	$0.5 million to establish a permanent Central Queensland Coroner’s office to help reduce waiting times in the finalisation of these sensitive matters.

Public Trust Office

During 2012-13 the Public Trustee of Queensland is proposing to spend $7.7 million on capital purchases. The Public Trustee is committed to meeting the Government’s objectives to provide a wide range of quality and efficient services to front line staff and clients in the Queensland Community.

Program Highlights (Property, Plant and Equipment)

•	$5.1 million on existing regional offices throughout the State to provide efficient front-line service to the Queensland regional community.

•	$1.8 million on software as part of the strategy to upgrade business system on an on-going basis and improve support capability to front line services and staff.

•	$0.75 million on Plant and Equipment and computer hardware to reduce life cycle maintenance of the existing server and add storage capacity.

76	Capital Statement 2012-13

Legal Aid Queensland

Legal Aid Queensland’s 2012-13 capital purchases is $8.1 million. Legal Aid Queensland will invest $6.1 million to finalise major property, plant and equipment projects, including the Grants Management System Modernisation project, electronic document records management system and the Brisbane office refurbishment. A further $2 million will be invested to maintain Legal Aid Queensland ‘s business systems, relocate offices and replace motor vehicles.

Crime and Misconduct Commission

The Crime and Misconduct Commission will spend $1.4 million on its capital purchases in 2012-13. The Commission will invest $0.8 million in computer and other equipment replacement, $0.51 million on vehicle replacement and $0.08 million on leasehold improvements.

Capital Statement 2012-13	77

78	Capital Statement 2012-13

LEGISLATIVE ASSEMBLY OF QUEENSLAND

Total capital purchases for the Legislative Assembly of Queensland will be $3.2 million in 2012-13. These funds are principally allocated to capital works projects including the ongoing Parliament House Stonework Restoration Program, refurbishment of existing office accommodation to provide Committee meeting and hearing rooms, and replacing air-conditioning units within Parliament House. Funding is also directed to the replacement of 94 electorate office multi-function printing devices.

Capital Statement 2012-13	79

LOCAL GOVERNMENT

For 2012-13, the Department of Local Government’s total property plant and equipment is $28.4 million and total capital grants is $148.5 million. The department is committed to strengthening the relationship between State and local government; giving local governments greater autonomy and authority to make decisions that benefit their communities; and undertaking consultation with Queensland communities to give them a voice on their future direction. The department is working with councils and peak bodies to enhance and guide a local government system that brings long term social and economic benefits to communities across Queensland.

Department of Local Government

Program Highlights (Property, Plant and Equipment)

•	$28.4 million for the Indigenous State Infrastructure Program.

Program Highlights (Capital Grants)

•	$63.3 million for the Local Government Grants and Subsidies Program that will deliver priority infrastructure to meet identified community needs.

•	$25.9 million to local governments for water and sewerage programs.

•	$16.9 million to upgrade sewerage treatment plants at Innisfail, Cannonvale and Kuranda.

•	$6.2 million to Cassowary Coast Regional Council for priority projects including the Innisfail Water Treatment Plant upgrade.

•	$5.4 million to Whitsunday Regional Council for Water Treatment Plant upgrades.

80	Capital Statement 2012-13

Local Government

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
DEPARTMENT OF LOCAL GOVERNMENT					
Property, Plant and Equipment					
Indigenous State Infrastructure Projects	306	60,504	32,100	**28,404**	
Other Property, Plant and Equipment	Various			**36**	Ongoing
Total Property, Plant and Equipment				**28,440**	
Capital Grants					
Beautification of Rosalie Village and Park Road Milton	305	300		**300**	
Cassowary Coast Regional Council for Priority Projects	306	13,700	7,483	**6,217**	
CCTV Cameras - Townsville	318	100		**100**	
Flexible Funding Program	Various	9,370	5,495	**3,875**	
Flinders Street Mall Redevelopment - Townsville	318	18,900	17,010	**1,890**	
Indigenous Environmental Health Infrastructure Programs	Various	35,407	24,573	**10,834**	
Jezzine Barracks Redevelopment - Townsville	318	10,000	6,000	**2,000**	2,000
Kuranda Skyrail and Infrastructure Levy	306			**744**	Ongoing
Local Government Grants and Subsidies Program	Various			**63,385**	Ongoing
Mackay Showgrounds Upgrade	312	5,000	1,927	**3,073**	
Sewage Treatment Upgrades	306	44,100	27,210	**16,890**	
Smaller Communities Assistance Program	Various	47,177	39,967	**7,210**	
Water and Sewerage Program	Various	385,896	360,010	**25,886**	
Whitsunday Regional Council Water Treatment Plant	312	6,000	600	**5,400**	
Other Program Works	Various	22,302	21,580	**722**	
Total Capital Grants				**148,526**	
TOTAL LOCAL GOVERNMENT (PPE)				**28,440**	
TOTAL LOCAL GOVERNMENT (CG)				**148,526**

Capital Statement 2012-13	81

NATIONAL PARKS, RECREATION, SPORT AND RACING

Department of National Parks, Recreation, Sport and Racing

Capital purchases for the Department of National Parks, Recreation, Sport and Racing for 2012-13 is $26.9 million, with $69.3 million in capital grants. The purpose of the Department of National Parks, Recreation, Sport and Racing is to deliver improved access to the natural environment, greater participation in sport and recreation and a prosperous racing industry across the State. It achieves this through the delivery of key services within Queensland Parks and Wildlife Service, Sport and Recreation Services and the Office of Racing.

The 2012-13 capital program directly supports these objectives through a significant capital grants program, a capital works program on Parks and Forests, the Recreation Program and Sports Houses capital works program, ongoing replacement of plant and equipment, and development of systems to support delivery of its frontline services.

Program Highlights (Property, Plant and Equipment)

•	$13.9 million in capital works on Parks and Forests to replace and build both visitor and management infrastructure on Queensland’s protected area estate and forests.

•	$5.8 million to improve the quality of Active Recreation Centres and Sports Houses throughout the State.

•

$3.5 million towards the building of a replacement vessel for the Kerra-Lyn at a total cost of $5 million jointly with the Australian Government to patrol and service the Great Barrier Reef Marine Park.

Program Highlights (Capital Grants)

•

$38.9 million in capital grants under the Racing Industry Capital Development Scheme and an estimated $105 million over the life of the program will be used to assist the racing industry state-wide to improve racing infrastructure.

•	$14.1 million under the Sport and Recreation Infrastructure Program to provide funding for the development of sport and recreation infrastructure projects.

•	$10.9 million in various capital grants to develop and improve sport and recreation infrastructure, providing better opportunities for Queenslanders to participate in sport and recreation.

•	$4.0 million under the Get Playing program to increase participation in sport and recreation through developing minor infrastructure.

•	$1.4 million under the Sustainable Resource Communities funding initiative to the Western District Regional Council to refurbish the Dalby Aquatic Centre.

82	Capital Statement 2012-13

Stadiums Queensland

Stadiums Queensland’s 2012-13 capital purchases of $13 million represents the investment required to maintain Queensland’s major sports facilities to a standard appropriate for the conduct of international and national events, and community sports activities.

Capital Statement 2012-13	83

National Parks, Recreation, Sport and Racing					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Construct a Dingo Fence at K'gari Campground, Fraser Island	319	255	5	**250**	
Replace Campground Toilet, Comboyuro Point, Moreton Island National Park	301	291	10	**281**	
Redevelop Visitor Infrastructure, Chillagoe Smelters, Chillagoe - Mungana Caves National Park	315	295	31	**264**	
Upgrade Bulk Diesel Storage Facilities, QPWS Management Bases Cape York Region	315	583	129	**363**	91
Replace Toilet Block at Cedar Grove Campground, Amamoor Forest Reserve	319	609	50	**559**	
Minor Works -Parks and Forests	Various			**8,758**	Ongoing
Replace & Upgrade Visitor Facilities on North Stradbroke Island	301	3,391	1,250	**718**	1,423
Protecting Cape York - Joint Management	306	200		**200**	
Recreation Program / Sports Houses	Various			**5,812**	Ongoing
Plant & Equipment	Various			**2,690**	Ongoing
Construct Replacement Vessel for the Kerra-Lyn	306	5,000		**3,500**	1,500
Total Property, Plant and Equipment				**26,862**	
Capital Grants					
Get Playing	Various	10,000		**4,000**	6,000
Sport and Recreation Infrastructure Program	Various			**14,120**	Ongoing
Major Facilities Program	Various	10,000		**5,000**	5,000
Dalby Aquatic Centre	308	4,600	3,246	**1,354**	
Various Capital Grants	Various			**5,934**	Ongoing
Racing Industry Capital Development Scheme	Various	105,315	22,278	**38,888**	44,149
Total Capital Grants				**69,296**

84	Capital Statement 2012-13

Capital Statement 2012-13	85

NATURAL RESOURCES AND MINES

Total capital purchases for the Natural Resources and Mines portfolio for 2012-13 is $19.8 million.

Department of Natural Resources and Mines

The Department of Natural Resources and Mines promotes the sustainable and productive use of Queensland’s natural resources - land, water and minerals to continue to underpin Queensland’s economic and social wellbeing now and into the future. The capital purchases support this primarily through modifications and enhancements to key departmental IT systems.

Program Highlights (Property, Plant and Equipment)

•

$4 million from a total investment of $10.7 million for the Streamlining the Mining Tenure Approval Process project. This new technology platform is expected to help reduce application processing times.

•

$3 million from a total investment of $5.9 million over three years for modifications and enhancements to the Automatic Titling System including development and implementation of a new software platform.

86	Capital Statement 2012-13

OFFICE OF THE GOVERNOR

During 2012-13, the Office of the Governor will expend $0.04 million toward capital replacement of plant and equipment.

Ongoing replacement of capital items enables the Office of the Governor to effectively and efficiently support the Governor in her role.

Capital Statement 2012-13	87

OFFICE OF THE OMBUDSMAN

The Office of the Ombudsman has capital purchases of $0.08 million for the ongoing replacement and upgrade of office and ICT equipment

88	Capital Statement 2012-13

POLICE SERVICE

Queensland Police Service (QPS) capital purchases for 2012-13 total $118.7 million. This investment will fund infrastructure activities including capital works, information technology and other essential equipment to assist the QPS in revitalising frontline services and delivering safe communities.

Program Highlights (Property Plant and Equipment)

•	$37.8 million is provided for capital works projects across the State including:

•	$27.1 million to complete internal infrastructure at the new Queensland Police Academy site at Wacol which will underpin future construction;

•	$6.6 million as part of the ongoing minor capital works program to refurbish and upgrade existing police facilities;

•	$2 million for the provision of closed circuit cameras in police watchhouses as part of an ongoing program;

•	$1.3 million to continue the Police Housing program, which includes the provision of police accommodation in rural and remote areas;

•	$0.8 million to commence a $1 million upgrade of Broadbeach police station.

•	$27.1 million for a range of information and communication technology initiatives, including:

•	$10.8 million as part of an ongoing technology refresh and improvement program that underpins frontline policing services across Queensland by maintaining critical ICT infrastructure;

•	$3.7 million for the $22 million digital Integrated Traffic Camera System project;

•

$3.6 million to complete the rollout of the $13.9 million QPS Computer Aided Dispatch system, QCAD. QCAD will improve public and officer safety by enabling more efficient responses to calls for service and management of frontline resources. QCAD will be implemented in Cairns, Townsville, Rockhampton and Toowoomba;

•	$2 million for the completion of stage 2 of the new $11.2 million Weapons Licensing Management System, including an online applications capability.

•	$53.8 million is provided for the purchase of new and upgraded operational equipment including vehicles, traffic cameras and marine vessels.

Capital Statement 2012-13	89

Police Service

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
QUEENSLAND POLICE SERVICE					
Property, Plant and Equipment					
Capital Works					
Capital Works - Major Capital					
Broadbeach - upgrade police station	309	1,000		**800**	200
Queensland Police Academy - completion of existing works	310	110,600	83,500	**27,100**	
Sub-total Capital Works - Major Capital				**27,900**	
Capital Works - Sub-Programs					
Housing program	Various			**1,300**	Ongoing
Minor capital works	Various			**6,580**	Ongoing
Watchhouses - CCTV program	Various			**2,000**	Ongoing
Sub-total Capital Works - Sub-Programs				**9,880**	
Sub-total Capital Works				**37,780**	
Other Property Plant and Equipment					
Information and Communication Technology					
Other information and communication technology	Various			**6,500**	Ongoing
Technology and communication equipment refresh program	Various			**10,824**	Ongoing
Sub-total Information and Communication Technology				**17,324**	
Information and Communication Technology - Intangibles					
Computer Aided Dispatch system	Various	13,869	10,269	**3,600**	
Critical Incident Management System	Various	500		**500**	
Digital Integrated Traffic Camera System	Various	22,039	18,339	**3,700**	
Weapons Licensing Management System - stage 2	Various	11,260	9,260	**2,000**	
Sub-total Information and Communication Technology - Intangibles				**9,800**	
Other Plant and Equipment					
Camera Detected Offence Program	Various			**3,014**	Ongoing
Major plant and equipment	Various			**1,500**	Ongoing

90	Capital Statement 2012-13

Capital Statement 2012-13	91

PREMIER AND CABINET

The Department of the Premier and Cabinet has capital purchases in 2012-13 of $2.2 million. This will be applied towards the replacement, enhancement and development of office equipment and information systems required to efficiently deliver the department’s services, including completion of systems to improve Cabinet processes and public access to legislation and legislative information.

92	Capital Statement 2012-13

QUEENSLAND AUDIT OFFICE

Queensland Audit Office’s capital purchases of $0.25 million is to maintain and replace current office and IT equipment.

Capital Statement 2012-13	93

SCIENCE, INFORMATION TECHNOLOGY, INNOVATION AND THE ARTS

Total capital purchases is $29.2 million and capital grants is $15.9 million for 2012-13 for the Science, Information Technology, Innovation and the Arts portfolio including its statutory bodies, Commercialised Business Unit and shared service providers.

Department of Science, Information Technology, Innovation and the Arts

The capital program for the Department of Science, Information Technology, Innovation and the Arts invests in and maintains the State’s art and cultural assets, its science research facilities and equipment, and provides reliable information systems, technologies and infrastructure to support service delivery across Government and to the community.

Program Highlights (Property, Plant and Equipment)

•	$1.1 million to complete infrastructure upgrades for the Smart Service Queensland Contact Centre at Zillmere.

•

$0.5 million to complete the three year $12.5 million program of works at the Queensland Museum. The funding will provide the museum with greater capacity to upgrade exhibition spaces and attract international exhibitions to the South Bank campus.

•

$17.2 million investment by CITEC in maintaining and improving information and communication technology across the Queensland Government, including the consolidation of data centres, networks and infrastructure.

•	$3.1 million for the Corporate Solutions program of work, including technical upgrades to payroll systems applications and infrastructure provided by Queensland Shared Services.

•	$1.7 million to the Library Board of Queensland for the purchase of heritage and other library collections as well as plant and equipment replacement.

Program Highlights (Capital Grants)

•

$12.7 million is to the Innovation Building Fund which supports the establishment of world-class research facilities and the acquisition of cutting edge research plant and equipment. Capital grants in 2012-13 relate to the Bionano-products Development Facility, Institute for Future Environments, Health and Medical Research Centre, Mineral Characterisation Facility, Queensland Centre for Advanced Materials Processing and Manufacturing, and the Queensland Tropical Health Alliance.

94	Capital Statement 2012-13

Science, Information Technology, Innovation and the Arts

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
DEPARTMENT OF SCIENCE, INFORMATION TECHNOLOGY, INNOVATION AND THE ARTS					
Property, Plant and Equipment					
Smart Services Queensland Contact Centre	302	7,209	6,159	**1,050**	
Queensland Museum Upgrade	305	12,500	12,000	**500**	
Asset Replacement	305			**2,657**	Ongoing
Scientific Equipment Replacement	305			**2,032**	Ongoing
Minor Capital Works and Other Projects	303			**900**	Ongoing
Total Property, Plant and Equipment				**7,139**	
Capital Grants					
Innovation Building Fund	Various	30,683	18,013	**12,670**	
Capital Grants	Various			**3,219**	Ongoing
Total Capital Grants				**15,889**	
LIBRARY BOARD OF QUEENSLAND					
Property, Plant and Equipment					
Plant and Equipment	303			**775**	Ongoing
Library Collections	303			**355**	Ongoing
Heritage Collections	303			**537**	Ongoing
Total Property, Plant and Equipment				**1,667**	
CITEC					
Property, Plant and Equipment					
Proprietary Software and Internally Developed Software Systems	305			**9,709**	Ongoing
Information Communication Technology Consolidation	305	13,161	11,082	**2,079**	
Plant and Equipment	305			**5,366**	Ongoing
Total Property, Plant and Equipment				**17,154**

Capital Statement 2012-13	95

96	Capital Statement 2012-13

STATE DEVELOPMENT, INFRASTRUCTURE AND PLANNING

The capital projects for the State Development, Infrastructure and Planning portfolio including statutory bodies is property, plant and equipment of $105.6 million and capital grants of $2.119 billion, of which $2.026 billion will be provided to local governments across the State to replace vital infrastructure that was damaged or destroyed in natural disasters.

Department of State Development, Infrastructure and Planning

The capital expenditure for the Department of State Development, Infrastructure and Planning (SDIP) in 2012-13 consists of capital purchases of $67.5 million and capital grants of $93.1 million. SDIP’s capital program includes land acquisition across State Development Areas to finalise Liquefied Natural Gas (LNG) corridors and infrastructure projects, and capital grants provided under the Royalties for the Regions Program.

Program Highlights (Property, Plant and Equipment)

•	$19.5 million for land acquistion in the Materials Transport and Services Corridor.

•	$18.5 million associated with the Gold Coast Showgrounds relocation.

•	$7.4 million for land acquistion in the Targinie Precinct, in the Gladstone State Development Area.

•	$6.3 million for land acqusition in the Townsville Eastern Access Corridor.

Program Highlights (Capital Grants)

•	$60 million investment in regional community infrastructure, roads and floodplain security projects through the Royalties for the Regions Program.

•	$31.9 million to complete the Queensland Fluoridation Assistance Package.

South Bank Corporation

The South Bank Corporation’s capital projects are designed to enhance the visitor experience as well as complement the ongoing commercial and operational requirements of South Bank Corporation and the Brisbane Convention and Exhibition Centre.

Program Highlights (Property, Plant and Equipment)

•	$3 million refurbishment of investment properties, including the Riverside Restaurants building in the heart of the South Bank Parklands.

Capital Statement 2012-13	97

Queensland Reconstruction Authority

The capital expenditure for the Queensland Reconstruction Authority in 2012-13 consists of capital purchases of $0.47 million and capital grants of $2.026 billion. For the most part, this is funded 75 percent by the Australian Government (under the Natural Disaster Relief and Recovery Arrangements) and 25 per cent by the State Government.

Program Highlights (Capital Grants)

•

In 2012-13, $2.026 billion is being provided to Local Government Authorities to undertake recovery and reconstruction projects following the 2010-11 Floods, Tropical Cyclone Yasi and recovery and reconstruction projects relating to natural disaster events of 2009-10 and subsequent 2012 events.

Urban Land Development Authority

The Urban Land Development Authority capital purchases for 2012-13 is $14.1 million.

Program Highlights (Property, Plant and Equipment)

•	$11.6 million for catalyst trunk infrastructure to facilitate the delivery of new satellite communities in the Ripley Valley, Yarabilba and Greater Flagstone.

98	Capital Statement 2012-13

State Development, Infrastructure and Planning

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Targinie Precinct	308	67,282	54,647	**7,353**	5,282
Townsville Eastern Access Corridor	318	17,140	10,809	**6,331**	
Other plant and equipment	Various			**782**	Ongoing
Total Property, Plant and Equipment				**67,549**	
Capital Grants					
Aurukun Barge Landing	306	1,300	130	**1,170**	
Royalties for the Region	301	421,000		**60,000**	361,000
Queensland Fluoridation Assistance Scheme	Various	53,650	21,707	**31,943**	
Total Capital Grants				**93,113**	
SOUTH BANK CORPORATION					
Property, Plant and Equipment					
Capital purchases, enhancement and refurbishment	303			**1,924**	Ongoing
Pool auto backwash	303	300		**300**	
Enhancements-water playground	303	300		**300**	
Refurbishment- Central Cafes	303	3,000		**3,000**	
Refurbishments- Public Toilets	303	400		**400**	
Enhancements- investment properties	303	5,480		**5,480**	
Enhancements - Streetscape Grey Street	303	675		**675**	
Enhancements - Streetscape Russell Street	303	1,900		**1,900**	
Brisbane Convention and Exhibition Centre	303			**9,517**	Ongoing
Total Property, Plant and Equipment				**23,496**	
QUEENSLAND RECONSTRUCTION AUTHORITY					
Property, Plant and Equipment					
Property, plant and equipment - general	305	843	370	**473**	
Total Property, Plant and Equipment				**473**	
Capital Grants					
Operation Queenslander	Various	4,099,745	1,108,701	**1,906,355**	1,084,689

Capital Statement 2012-13	99

100	Capital Statement 2012-13

TOURISM, MAJOR EVENTS, SMALL BUSINESS AND THE COMMONWEALTH GAMES

Department of Tourism, Major Events, Small Business and the Commonwealth Games

Total capital purchases for the Department of Tourism, Major Events, Small Business and the Commonwealth Games in 2012-13 is $0.49 million.

Property, Plant and Equipment

Program Highlights

•

Parklands Commonwealth Games Village aims to accommodate 6500 athletes and officials during the 2018 Commonwealth Games. Redevelopment of Parklands is expected to commence in October 2013. In 2012-13 $0.47 million is allocated towards the rollout of early works on design of a Master Plan and commencement of the procurement process to select a Games Village developer.

Capital Statement 2012-13	101

TRANSPORT AND MAIN ROADS

In 2012-13, total capital purchases for the Transport and Main Roads portfolio is $6.218 billion and total capital grants is $140.8 million. This expenditure includes the Department of Transport and Main Roads, TransLink Transit Authority, RoadTek, Queensland Rail Limited, Far North Queensland Ports Corporation Limited, Gladstone Ports Corporation Limited, North Queensland Bulk Ports Corporation Limited, and Port of Townsville Limited.

Department of Transport and Main Roads

The Queensland Government is committed to delivering a transport infrastructure program that supports Queensland’s growing population. In 2012-13, capital purchases totals $4.915 billion, comprising critical investment in infrastructure.

Program Highlights (Property, Plant and Equipment)

•	$1.978 billion for capital recovery and reconstruction works on the road network resulting from natural disaster events throughout the State since 2010.

•

$278.8 million to continue the construction of the Gold Coast Rapid Transit System, a light rail project from Southport to Broadbeach, at a total estimated cost of $1.296 billion which is jointly Australian, Queensland and local government funded and will be delivered as a public private partnership.

•

$104.3 million to continue the upgrade of Port Connect, which will duplicate the existing two-lane motorway and construct a three kilometre extension from the Gateway Motorway to Pritchard Street, at a total estimated cost of $385 million.

•

$66 million to commence construction of the Moreton Bay Rail Link, a dual-track passenger rail line from Petrie to Kippa-Ring, at a total estimated cost of $1.147 billion which is jointly Australian, Queensland and local government funded.

•

$60.6 million to complete the upgrade of the Bruce Highway (Cooroy to Curra) from Sankeys Road to Traveston Road (Section B), at a total estimated cost of $513 million, which is jointly Australian and Queensland Government funded.

•

$59.1 million to continue the upgrade of the Bruce Highway (Innisfail to Cairns), on the southern approach to Cairns, at a total estimated cost of $150.2 million, which is funded by the Australian Government.

•	$20 million to continue the extension of the South-East Busway from Eight Mile Plains Bus Station to Priestdale Road, Eight Mile Plains, at a total estimated cost of $35.8 million.

102	Capital Statement 2012-13

•	$17 million as part of the $65 million commitment over four years for the Wardell Street and Samford Road intersection improvements.

•	$12.5 million as part of the $50 million commitments over four years for construction of the new marine infrastructure, such as boat ramps, pontoons, fishing platforms and other infrastructure.

•

$10 million as part of the $200 million commitment over the next four years for additional works on the Bruce Highway. This is part of the State Government’s $1 billion commitment over the next ten years to “Fix the Bruce Highway”, subject to matching extra commitment from the Australian Government over and above its current level of investment.

•	$0.5 million for the intersection and roundabout upgrades at Port Road and Cook Highway in Port Douglas.

Program Highlights (Capital Grants)

•	$31.8 million for transport infrastructure development grants to local governments for upgrades to local government controlled roads.

•

$42.5 million as part of the $124 million commitment to fund 50 percent (in partnership with Brisbane City Council) of the upgrade of key rail crossings at Telegraph Road, Bracken Ridge and Robinson Road, Geebung.

•	$22.7 million to introduce upgraded vehicles into school bus fleets across Queensland.

•	$16.4 million to for the development of regional cycle networks in south-east Queensland.

•	$12.1 million to reduce the number of crashes on Queensland roads by targeting the locations where crashes are occurring, funded from the Australian Government Black Spot program.

•	$1.5 million as part of the $7.5 million capital grant commitment over four years for the installation of school zone safety signs to improve the visability of speed limit signs in in school zones.

TransLink Transit Authority

In 2012-13, TransLink’s capital expenditure totals $55.1 million for public transport infrastructure improvements throughout Queensland.

Program Highlights (Property, Plant and Equipment)

$36.5 million in 2012-13 is provided to continue the TransLink Station Upgrade Program to improve current bus stations and build additional bus station infrastructure.

Capital Statement 2012-13	103

This includes the continued construction and development of:

•	The Gap Park ‘n’ Ride - $6.5 million

•	Capalaba Park ‘n’ Ride - $5.8 million

•	North Lakes Bus Station - $5.2 million.

Queensland Rail Limited

Queensland Rail Limited is allocating $826.5 million for capital outlays in 2012-13.

Program Highlights (Property, Plant and Equipment)

$357.4 million is provided to deliver new and upgraded existing rollingstock across Queensland, including:

•	$121.5 million for the New Generation Rollingstock

•	$92.4 million for the Sunlander Rollingstock replacement

•	$47.1 million for Citytrain Rollingstock

•	$24.5 million for additional Citytrain Rollingstock

•	$14.4 million for Disability Discrimination Act compliance rail infrastructure projects.

A further $355.7 million is provided for capital infrastructure upgrade programs, including:

•	$183.9 million to continue construction of a 9.5 kilometre new dual rail track on the Springfield Line, from Richlands to Springfield, at a total estimated cost of $384.9 million

•	$55 million for upgraded platforms, track infrastructure improvements and other works, as part of the Rail Capacity Upgrade project, at a total estimated cost of $90 million

•	$14 million to undertake works on the Mount Isa line, including priority works such as replacing sleepers and constructing a new passing loop, at a total estimated cost of $28 million

•	$11.2 million to complete construction of the 2.6 kilometre track duplication from Keperra to Ferny Grove, including an upgrade of Ferny Grove Station, at a total estimated cost of $85 million

•	$7.3 million towards construction of a third track from Lawton to Petrie, at a total estimated cost of $168.6 million.

104	Capital Statement 2012-13

Far North Queensland Ports Corporation Limited

In 2012-13, Far North Queensland Ports Corporation Limited has allocated $17.4 million towards new and continuing development within its ports in Far North Queensland.

Program Highlights (Property, Plant and Equipment)

•	$10.5 million to continue the southern extension of the boardwalk and foreshore promenade in the Cairns Cityport, at a total estimated cost of $23.3 million.

Gladstone Ports Corporation Limited

In 2012-13, Gladstone Ports Corporation Limited has allocated $249.1 million towards ongoing development at the Port of Gladstone, and additional works at the Port of Bundaberg and Port Alma.

Program Highlights (Property, Plant and Equipment)

•	$85.5 million towards continuing upgrades of the RG Tanna Coal Terminal at the Port of Gladstone.

•	$26.1 million towards continuing the development of a tug harbour facility to provide capacity for additional tugs required to facilitate growth in the port.

North Queensland Bulk Ports Corporation Limited

In line with industry requirements for export coal facilities, North Queensland Bulk Ports Corporation Limited is continuing port planning and development initiatives. In 2012-13, $52.7 million has been allocated for various port development projects.

Program Highlights (Property, Plant and Equipment)

•	$11.9 million to continue planning for additional coal terminals to increase capacity for exporting coal at the Port of Abbot Point.

•	$10.2 million to continue development of the Hay Point Master Plan and Environmental Impact Statement activities.

•	$6.4 million for asset replacement, acquisition and channel dredging at the Port of Weipa.

Capital Statement 2012-13	105

Port of Townsville Limited

In 2012-13, Port of Townsville Limited has allocated $87.3 million towards ongoing development at the Port of Townsville, and additional works at the port of Lucinda.

Program Highlights (Property, Plant and Equipment)

•

$39.6 million to continue to lengthen the current Berth 10A structure in the Port of Townsville to accommodate the Royal Australian Navy and cruise ships. This project is jointly funded by the Australian Government, Townsville City Council and the Port of Townsville Limited.

•

$17.1 million to continue the upgrade of Berth 8 at the Port of Townsville in order to relocate Xstrata Plc’s export operations from Berth 7. This project is being jointly funded by Port of Townsville and Xstrata Plc.

106	Capital Statement 2012-13

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Mount Lindesay Highway (Brisbane - Beaudesert), various locations totalling 6km near Jimboomba	311	25,677	458	**25,219**	
Other reconstruction works	Various	27,343		**27,343**	
Sub-total South Coast Region				**94,410**	
Darling Downs Region					
Warrego Highway (Toowoomba - Dalby), various locations	318	59,851		**59,851**	
Other reconstruction works	Various	118,806		**118,806**	
Sub-total Darling Downs Region				**178,657**	
South West Region					
Carnarvon Highway (Mungindi - St George)	307	33,381	5,280	**28,101**	
Landsborough Highway (Morven - Augathella)	315	84,432	6,390	**56,115**	21,927
Moonie Highway (Dalby - St George)	307	16,073	2,189	**9,412**	4,472
Other reconstruction works	Various	161,992		**161,992**	
Sub-total South West Region				**255,620**	
Wide Bay/Burnett Region					
Isis Highway (Bundaberg - Childers)	319	7,175		**4,762**	2,413
Goodwood Road, Childers	319	7,390	1,326	**6,064**	
Other reconstruction works	Various	79,529		**79,529**	
Sub-total Wide Bay/Burnett Region				**90,355**	
Central West Region					
Landsborough Highway (Barcaldine - Longreach)	315	61,145	4,119	**34,734**	22,292
Landsborough Highway (Tambo - Blackall), various locations	315	12,823	279	**6,816**	5,728
Other reconstruction works	Various	70,851		**70,851**	
Sub-total Central West Region				**112,401**	
Fitzroy Region					
Bruce Highway (Benaraby - Rockhampton), various locations	308	48,521	7,346	**35,454**	5,721

Capital Statement 2012-13	107

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Leichhardt Highway (Westwood - Taroom), various locations	308	68,263	2,265	**38,606**	27,392
Other reconstruction works	Various	278,200		**278,200**	
Sub-total Fitzroy Region				**352,260**	
Mackay/Whitsunday					
Peak Downs Highway (Clermont - Nebo), various locations	312	38,725	6,000	**20,725**	12,000
Peak Downs Highway (Clemont - Nebo)	312	30,117	5,000	**19,117**	6,000
Other reconstruction works	Various	167,163		**167,163**	
Sub-total Mackay/Whitsunday				**207,005**	
Far North Queensland					
Bruce Highway (Ingham - Innsfail)	306	20,174	1,482	**14,245**	4,447
Kennedy Highway (Cairns - Mareeba), various locations	306	4,939	161	**4,778**	
Other reconstruction works	Various	243,878		**243,878**	
Sub-total Far North Queensland				**262,901**	
North West Region					
Wills Developmental Road (Julia Creek - Burketown), various locations	315	28,167	2,801	**23,137**	2,229
Other reconstruction works	Various	52,525		**52,525**	
Sub-total North West Region				**75,662**	
Northern Region					
Gregory Developmental Road (Belyando Crossing - Charters Towers)	318	48,944	8,538	**40,406**	
Gregory Developmental Road (Charters Towers - The Lynd)	317	33,374	576	**32,798**	
Other reconstruction works	Various	60,227		**60,227**	
Sub-total Northern Region				**133,431**	
Sub-total Natural Disaster Relief and Recovery Arrangements				**1,977,831**

108	Capital Statement 2012-13

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
National and State Network					
Metropolitan Region					
Gateway Motorway - South, Mount Gravatt-Capalaba Road to Pacific Motorway, undertake miscellaneous works	303	50,000	2,266	**4,000**	43,734
Gateway Motorway - South, Pacific Motorway Interchange, improve interchange	303	60,650	4,355	**23,000**	33,295
Gateway Motorway - North, Sandgate Road to Depot Road, widen 2 - 3 lanes	302	96,700	11,399	**42,651**	42,650
Gateway Motorway - North, South of Nudgee Road to Deagon Deviation, widen 4 to 6 lanes	302	46,983	21,658	**25,325**	
Inner City Busway (City - Petrie Terrace), Queen Street Busway station, Bus priority works	305	8,748	1,880	**6,868**	
Mains Road and Kessels Road, MacGregor, improve intersection	303	300,000	109,975	**60,000**	130,025
Mount Gravatt-Capalaba Road to Tingalpa Creek, Mackenzie, improve intersection	303	34,673	20,442	**14,231**	
Northern Busway, Fitzgibbon - Bracken Ridge, early works package	302	18,200	15,200	**3,000**	
Port Connect, Gateway Motorway to Pritchard Street, construct to new sealed 2 lane standard	301	385,000	260,750	**104,250**	20,000
Redland Bay Road, Tingalpa Creek and Taylor Road, improve intersections	301	12,961	10,591	**2,370**

Capital Statement 2012-13	109

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Samford Road and Glen Retreat Road and Samford Road and Irvine Street Intersection, Mitchelton, intersection improvements	304	2,500		**2,500**	
South East Busway, Eight Mile Plains Bus Station to Priestdale Road, busway extension	303	35,820		**20,000**	15,820
South East Freeway, Riverside Expressway, rehabilitate bridge and culverts	305	29,545	26,345	**3,200**	
South West Arterial Road, Darra - Springfield, construct auxiliary lanes	310	90,070	20,000	**25,367**	44,703
V1 Pacific Motorway Cycleway, Birdwood Road to Lewisham Street, construct cycleway	303	12,786	6,379	**5,197**	1,210
Wardell Street and Samford Road, Enoggera, improve intersection	304	65,000	3,000	**17,000**	45,000
Warrego Highway (Ipswich - Toowoomba), Brisbane Valley Highway, Ipswich, improve intersection	310	93,386	14,403	**55,083**	23,900
Warrego Highway (Ipswich - Toowoomba), Lockyer Creek bridge, Helidon, rehabilitate bridge and culverts	317	6,200	773	**5,427**	
Other construction	Various	631,957		**631,957**	
Sub-total Metropolitan Region				**1,051,426**	
North Coast Region					
Bruce Highway (Brisbane - Gympie), near Palmwoods, intersection improvements	316	13,286	877	**5,770**	6,639
Bruce Highway (Brisbane - Gympie), near Pomona, intersection improvements	316	4,589	262	**2,000**	2,327
Bruce Highway (Brisbane - Gympie), Pumicestone Road, construct interchange	313	11,138	8,288	**2,800**	50

110	Capital Statement 2012-13

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Eumundi - Noosa Road, Eumundi, rehabilitate pavement	316	6,423	2,555	**3,868**	
Moreton Bay Rail Link, construct rail overbridge and approaches	316	1,147,000	15,398	**66,000**	1,065,602
Nambour - Mapleton Road at Willandra Place, Mapleton, rehabilitate pavement	316	8,548	6,010	**2,538**	
Other construction	Various	124,330		**124,330**	
Sub-total North Coast Region				**207,306**	
South Coast Region					
Beaudesert - Beenleigh Road, Tamborine Mountain Road and Waterford-Tamborine Road, improve intersection	309	5,004	841	**4,163**	
Gold Coast Rapid Transit System (Southport to Broadbeach)					
Operator Franchise Works	309	721,455	46,350	**218,285**	456,820
State Works	309	575,009	422,740	**60,553**	91,716
Sub-total Gold Coast Rapid Transit System (Southport to Broadbeach)				**278,838**	
Gold Coast Waterways, Deepen the Gold Coast Broadwater and nearby waterway	Various	17,000		**3,500**	13,500
Labrador - Carrara Road, Melia Court to Smith Street Connection Road, widen 4 to 6 lanes	309	132,000	33,816	**30,000**	68,184
Mount Lindesay Highway, Rosia Road to Chambers Flat Road, grade separation bridge works	311	62,018	47,954	**14,064**	
Pacific Motorway, Fitzgerald Avenue - Aranda Street, Springwood, construct additional lane	311	35,000	2,500	**12,800**	19,700

Capital Statement 2012-13	111

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Pacific Motorway, Somerset Drive and Reedy Creek Road, Varsity Lakes, interchange upgrades	309	86,000	71,860	**7,140**	7,000
Pacific Motorway, Worongary - Mudgeeraba, widen 4 to 6 lanes	309	95,500	7,500	**10,000**	78,000
Other construction	Various	148,816		**148,816**	
Sub-total South Coast Region				**509,321**	
Darling Downs Region					
Dalby - Kogan Road, Kogan Creek, replace bridge and approaches	307	5,700	304	**2,080**	3,316
New England Highway (Yarraman - Toowoomba), Munro Road to Pioneer Road, 8km south of Crows Nest, widen and seal	307	31,344	15,565	**11,679**	4,100
Warrego Highway (Dalby - Miles), east of Warra, improve drainage	307	5,155	702	**1,855**	2,598
Warrego Highway (Toowoomba - Dalby), construct overtaking lanes	307	10,000	749	**4,000**	5,251
Other construction	Various	49,081		**49,081**	
Sub-total Darling Downs Region				**68,695**	
South West Region					
Warrego Highway (Roma - Mitchell), various upgrades	307	56,000	14,368	**21,620**	20,012
Other construction	Various	31,811		**31,811**	
Sub-total South West Region				**53,431**	
Wide Bay/Burnett Region					
Bruce Highway (Cooroy - Curra), Sankeys Road to Traveston Road (Section B), construct to new sealed 4 lane standard	319	513,000	367,547	**60,584**	84,869
Bruce Highway (Gin Gin - Benaraby), Back Creek	319	50,000	2,400	**17,600**	30,000

112	Capital Statement 2012-13

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Range, construct new alignment					
Bruce Highway (Gin Gin - Benaraby), Cabbage Tree Creek to Carman Road, construct new alignment	318	50,000	2,500	**11,250**	36,250
Bruce Highway (Maryborough - Gin Gin), southern approach to Gin Gin, construct new alignment	319	20,000	2,626	**7,500**	9,874
Chinchilla - Wondai Road, west of Wondai, widen and seal	319	3,800	70	**2,000**	1,730
Eidsvold - Theodore Road, Sections: 2.40 - 66.00km, widen pavement	319	16,951	10,951	**3,000**	3,000
Isis Highway (Bundaberg - Childers), Sections: 0 - 47.02km, rehabilitate pavement	319	12,000	45	**4,000**	7,955
Other construction	Various	81,602		**81,602**	
Sub-total Wide Bay/Burnett Region				**187,536**	
Central West Region					
Other construction	Various	33,158		**33,158**	
Sub-total Central West Region				**33,158**	
Fitzroy Region					
Baralaba - Woorabinda Road, Baralaba, bridge construction	308	16,000	4,000	**12,000**	
Bruce Highway (Benaraby - Rockhampton), Bajool to Gavial Creek, construct additional lanes	308	8,400	1,521	**6,879**	
Bruce Highway (Benaraby - Rockhampton), Dawson Highway at Calliope, construct interchange	308	152,043	6,002	**16,041**	130,000
Bruce Highway (Benaraby - Rockhampton), North of Ferguson Road and South of Mount Alma Road, construct additional lanes	308	6,300	300	**6,000**

Capital Statement 2012-13	113

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Bruce Highway (Benaraby - Rockhampton), Yeppen Lagoon Bridge, upgrade bridge and roundabout	308	85,000	5,000	**35,000**	45,000
Bruce Highway (Gin Gin - Benaraby), 2.1km section near Benaraby, pavement rehabilitation	315	5,221		**5,221**	
Bruce Highway (Gin Gin - Benaraby), 94km south of Benaraby, rehabilitation and overlay	308	4,598	100	**4,498**	
Bruce Highway (Rockhampton - St Lawrence), Atkinsons Road to Neerim, widen and seal shoulders	308	20,176	4,391	**12,541**	3,244
Capricorn Highway (Rockhampton - Duaringa), Malchi Nine Mile Road, grade separation for road and rail	308	50,001	9,701	**30,300**	10,000
Gladstone Port Access Road, Gladstone, various sections	308	52,000	150	**6,850**	45,000
Other construction	Various	102,533		**102,533**	
Sub-total Fitzroy Region				**237,863**	
Mackay/Whitsunday Region					
Bruce Highway (Mackay - Proserpine), Sections: 60.30 - 105.55km, construct additional lanes	312	16,277	7,035	**7,242**	2,000
Bruce Highway (Rockhampton - St Lawrence), Granite Creek to St Lawrence intersection, widen and seal shoulders	312	11,742	3,494	**6,748**	1,500
Bruce Highway (St Lawrence - Mackay), Temples Lane to Farrellys Lane, duplicate from 2 to 4 lanes	312	46,266	6,660	**20,000**	19,606

114	Capital Statement 2012-13

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Peak Downs Highway (Nebo - Mackay), Fiery Creek to Boundary Creek, widen pavement	312	7,078	258	**2,400**	4,420
Other construction	Various	45,493		**45,493**	
Sub-total Mackay/Whitsunday Region				**81,883**	
Far North Region					
Captain Cook Highway and Port Douglas Road, Port Douglas, intersection & roundabout upgrade	306	2,000		**500**	1,500
Captain Cook Highway (Cairns - Mossman), various locations on a 22km section, install barriers	306	2,000		**2,000**	
Bruce Highway (Ingham - Innisfail), Broderick Road to Feluga Road, construct overtaking lane	306	4,886	605	**4,281**	
Bruce Highway (Ingham - Innisfail), South of Dundonald Creek, construct overtaking lane	306	6,223	898	**5,325**	
Bruce Highway (Innisfail - Cairns), southern approach to Cairns, grade separation works	306	150,150	38,050	**59,100**	53,000
Bruce Highway (Ingham - Innisfail), Whitfield Creek to Yellow Waterholes, construct overtaking lane	306	3,811	751	**3,060**	
Bruce Highway (Innisfail - Cairns), Wrights Creek, widen bridge	306	12,000	900	**11,100**	
Gillies Range Road, various locations on a 20km section near Gordonvale, install barriers	306	2,000		**2,000**

Capital Statement 2012-13	115

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Other construction	Various	93,771		**93,771**	
Sub-total Far North Region				**181,137**	
North West Region					
Landsborough Highway (Kynuna - Cloncurry), various locations on a 27km section, pavement resealing	315	2,852		**2,852**	
Kennedy Developmental Road (The Lynd - Hughenden), 116km north of Hughenden, construct to sealed standard	315	10,210	4,859	**2,361**	2,990
Kennedy Developmental Road (The Lynd - Winton, Sections: 2.30 - 42.80km and 49.50 - 89.20km, construct to new sealed 2 lane standard	315	33,020	20,860	**10,370**	1,790
Wills Developmental Road (Julia Creek - Burketown), various sections, pave and seal	315	8,500	2,015	**6,485**	
Other construction	Various	14,101		**14,101**	
Sub-total North West Region				**36,169**	
Northern Region					
Bruce Highway (Bowen - Ayr), Rossiter Hill South, Ayr, construct overtaking lanes	318	3,690	172	**3,518**	
Bruce Highway (Ayr - Townsville), Edwards Street, construct additional lanes	318	8,030	1,800	**6,230**	
Bruce Highway (Ayr - Townsville), upgrade from Industrial area to rail line at Brandon	318	6,772	2,652	**4,120**	
Bruce Highway (Ayr - Townsville), Sandy Corner to Collinsons Lagoon, construct new alignment	318	50,000	4,731	**25,000**	20,269
Bruce Highway (Bowen - Ayr), Burdekin River, rehabilitate bridge and culverts	318	43,750	18,142	**6,500**	19,108

116	Capital Statement 2012-13

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Dalrymple Road, Banfield Drive, Mount Louisa, realign traffic lanes	318	18,021	1,421	**4,000**	12,600
Flinders Highway (Townsville - Charters Towers), Townsville Port Access Road upgrade	318	135,854	118,335	**17,519**	
Townsville Ring Road, Shaw Road to Mount Low, Townsville, construct bypass	318	31,000	8,300	**22,700**	
Other construction	Various	54,575		**54,575**	
Sub-total Northern Region				**144,162**	
State Wide					
Additional funding for the Bruce Highway	Various	1,000,000		**10,000**	990,000
Boating Infrastructure Minor Works	Various			**12,477**	Ongoing
Maritime Safety Minor Works	Various			**5,422**	Ongoing
South East Queensland TransitWays	Various			**1,000**	Ongoing
Transport Corridor Acquisition Fund	Various			**45,000**	Ongoing
Other construction	Various	27,750		**27,750**	
Sub-total State Wide				**101,649**	
Sub-total National and State Network				**2,893,736**	
Other Property, Plant and Equipment					
Corporate Buildings	Various			**14,339**	Ongoing
Information Technology	Various			**11,017**	Ongoing
Plant and Equipment	Various			**18,365**	Ongoing
Sub-total Other Property, Plant and Equipment				**43,721**	
Total Property, Plant and Equipment				**4,915,288**	
Capital Grants					
South East Queensland Cycle Network	Various			**16,400**	Ongoing
Accessible Buses	Various			**1,000**	Ongoing
Black Spot	Various			**12,078**	Ongoing
Boating Capital Grants	Various			**500**	Ongoing

Capital Statement 2012-13	117

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Installation of flashing lights in school zones	Various	7,500		**1,500**	6,000
Public Transport Infrastructure: Compliance with Disability Standards	Various			**1,935**	Ongoing
Queensland School Bus Upgrade	Various			**22,748**	Ongoing
Rural & Remote Airstrips	Various			**2,900**	Ongoing
Transport Infrastructure Development Scheme	Various			**31,800**	Ongoing
Upgrade Key Rail Crossings, Telegraph Road at Bracken Ridge, Robinson Road at Geebung	302	124,000		**42,500**	81,500
Other Capital Grants	Various			**2,920**	Ongoing
Total Capital Grants				**136,281**	

TRANSLINK TRANSIT AUTHORITY

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Property, Plant and Equipment					
Enterprise Architecture (EA)	Various	1,150	201	**949**	
Park 'n' Ride Bus Layover Facility	Various	550		**550**	
Real Time Passenger Information System (RTPIS)	Various	13,111	9,181	**3,930**	
Integrated Ticketing System	Various			**8,638**	Ongoing
TransLink Station Upgrade Program (TSUP)	Various			**36,537**	Ongoing
Plant & Equipment	Various			**47**	Ongoing
Total Property, Plant and Equipment				**50,651**	
Capital Grants					
Bus Stop Upgrade Program (BSUP)	Various			**4,498**	Ongoing
Total Capital Grants				**4,498**	

ROADTEK

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Property, Plant and Equipment					
Hire plant	Various			**18,761**	Ongoing
Total Property, Plant and Equipment				**18,761**

118	Capital Statement 2012-13

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
QUEENSLAND RAIL LIMITED					
Property, Plant and Equipment					
Rail Network Expansions					
Springfield Line: Richlands to Springfield	310	384,930	125,487	**183,901**	75,542
Keperra to Ferny Grove Duplication	304	85,000	73,812	**11,188**	
Lawnton to Petrie: Third Track	302	168,600	1,552	**7,348**	159,700
Corinda to Darra: Third Track	304	213,711	208,847	**4,864**	
Mayne to Ferny Grove Connection	305	20,000		**2,000**	18,000
Sub-total Rail Network Expansions				**209,301**	
Other Major Works					
Mount Isa Line Priority Works	315	74,542	73,129	**1,413**	
Mount Isa Line: Capacity Enhancements	315	28,000		**14,000**	14,000
Rail Capacity Upgrades	Various	90,000		**55,000**	35,000
Citytrain Disability Standards 2007 Compliance: Infrastructure	305	82,879	67,000	**5,759**	10,120
Western System Asset Replacement	Various	35,000	9,131	**5,837**	20,032
Albion Land Bridge	302	15,000	1,276	**1,000**	12,724
Alderley Station Upgrade	302	21,896	1,383	**20,513**	
Sandgate Station Upgrade	301	19,930	4,212	**15,718**	
Narangba Station Upgrade	302	26,400	8,548	**17,852**	
Eagle Junction Station Refurbishment	302	9,875	5,493	**4,382**	
Citytrain Station Upgrades	Various	12,000	7,066	**4,934**	
Sub-total Other Major Works				**146,408**	
Rollingstock Acquisition & Enhancements					
Citytrain Rollingstock: Additional 20 x 3 Car Units	319	260,000	212,875	**47,125**	
Additional Citytrain Rollingstock	319	251,234	226,687	**24,547**	
New Generation Rollingstock	310	2,119,000	9,279	**121,524**	1,988,197
Electric Multiple Units (EMU's) Component Change-Out Program	305	175,000	53,203	**30,775**	91,022
Sunlander 14 Rollingstock	319	192,400	75,768	**92,372**	24,260
Outsourced Major Overhauls	Various	147,000	75,578	**26,672**	44,750
Citytrain Disability Standards 2007	305	48,594	29,198	**14,395**	5,001

Capital Statement 2012-13	119

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Compliance: Rollingstock					
Sub-total Rollingstock Acquisition & Enhancements				**357,410**	
General Programs					
Electrification Infrastructure Renewal Strategy	Various	19,480	12,459	**7,021**	
VPI-type Processors Replacement: Farleigh to Purono	Various	9,135	6,229	**2,906**	
Noise Amelioration: Statewide Strategy	Various	11,260	8,904	**2,356**	
Telecommunications Backbone Network Strategy	Various	10,802	8,760	**2,042**	
Sub-total General Programs				**14,325**	
Other Major Infrastructure Works					
Network	Various			**21,267**	Ongoing
Operations	Various			**52,285**	Ongoing
Across QR	Various			**25,536**	Ongoing
Sub-total Other Major Infrastructure Works				**99,088**	
Total Property, Plant and Equipment				**826,532**	

FAR NORTH QUEENSLAND PORTS CORPORATION LIMITED

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Property, Plant and Equipment					
Cairns Cityport					
Foreshore Development	306	23,331	11,066	**10,525**	1,740
Site Decontamination	306	7,447	2,548	**3,749**	1,150
Cityport Commercial Allowance	306	3,870	1,621	**1,049**	1,200
Marina Sullage System	306	608	68	**540**	
Sub-total Cairns Cityport				**15,863**	
Cairns Seaport					
Mourilyan Lease Acquisitions	306	250		**250**	
Sub-total Cairns Seaport				**250**	
Regional Ports					
Thursday Island Wharf Upgrades	306	1,230	15	**135**	1,080
Horn Island Cargo Wharf Access Road	306	1,698	18	**80**	1,600
Horn Island Jetty & Cargo Wharf Upgrade	306	570	2	**48**	520

120	Capital Statement 2012-13

Transport and Main Roads

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Thursday Island Main Wharf Concrete Upgrade	306	40		**40**	
Development Dredge Approvals	306	250		**250**	
Sub-total Regional Ports				**553**	
Plant, Equipment and Minor Works	306			**754**	Ongoing
Total Property, Plant and Equipment				**17,420**	

GLADSTONE PORTS CORPORATION LIMITED

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Property, Plant and Equipment					
RG Tanna Coal Terminal Projects	308	167,341	58,968	**85,467**	22,906
Port Services Projects	308	121,800	13,053	**83,341**	25,406
Tug Facility Projects	308	38,800	1,903	**26,147**	10,750
Property Projects	308	32,500	3,351	**13,162**	15,987
Commercial Projects	308	10,343	1,242	**8,601**	500
Barney Point Projects	308	7,805	1,140	**6,665**	
Wiggins Island Projects	308	10,000		**5,000**	5,000
Auckland Point Projects	308	8,435	4,575	**3,860**	
Fisherman's Landing Projects	308	4,550	2,759	**1,791**	
Engineering Services	308	1,060		**1,060**	
Port Alma Shipping Terminal Projects	308	2,500	386	**500**	1,614
Corporate Projects	308	641	332	**309**	
Marina Projects	308	450	319	**131**	
Plant, Equipment and Minor Works	308			**13,035**	Ongoing
Total Property, Plant and Equipment				**249,069**	

NORTH QUEENSLAND BULK PORTS CORPORATION LIMITED

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-12 $'000	**Budget 2012-13 $'000**	Post 2012-13 $'000
Property, Plant and Equipment					
Abbot Point Terminals 2 & 3	312	22,000	10,143	**11,857**	
Louisa Creek Land Acquisitions	312	15,300	8,000	**7,300**	
Hay Point Master Plan & Environmental Impact Statement	312	18,500	8,264	**10,236**	
Common User Infrastructure	312	5,500	450	**5,050**	
New Corporate Offices Mackay	312	8,650	55	**4,145**	4,450
Plant, Equipment and Minor Works	Various			**1,400**	Ongoing
Port Development					
Weipa Port Development General	315			**6,446**	Ongoing
Mackay Port Development General	312			**4,640**	Ongoing

Capital Statement 2012-13	121

122	Capital Statement 2012-13

TREASURY AND TRADE

Queensland Treasury and Trade

Queensland Treasury and Trade’s (QTT) capital purchases in 2012-13 will be $6.8 million.

Program Highlights (Property, Plant and Equipment)

•

$3.5 million for the purchase of a High-Performance Analytic Appliance licence which will complement existing SAP IT systems and provide the Office of State Revenue with enhanced capability to maximise revenue identification and collections through increased compliance activity and integrating multiple information databases.

•	$3.3 million for ongoing asset replacement, primarily the replacement of existing IT assets, office equipment and leasehold improvements.

Nominal Defendant

Nominal Defendant’s capital purchases in 2012-13 will be $1.5 million.

Program Highlights (Property, Plant and Equipment)

•

$2.5 million over three years for the development and implementation of a claims and policy management system which will be used to manage and monitor claims made against the Queensland Government Insurance Fund and the Nominal Defendant. This replaces an aged legacy system that will be unsupported beyond 2014. The new system will be based on a business process management framework that will provide efficiencies, and be scalable, robust and supported internally.

Capital Statement 2012-13	123

APPENDIX A –

ENTITIES INCLUDED IN CAPITAL OUTLAYS 2012-13

Aboriginal and Torres Strait Islander and Multicultural Affairs

Department of Aboriginal and Torres Strait Islander and Multicultural Affairs

Agriculture, Fisheries and Forestry

Department of Agriculture, Fisheries and Forestry

Australian Agricultural College Corporation

QRAA

Communities, Child Safety and Disability Services

Department of Communities, Child Safety and Disability Services

Community Safety

Department of Community Safety

Education, Training and Employment

Department of Education, Training and Employment

Gold Coast Institute of TAFE

Southbank Institute of Technology

Queensland Studies Authority

Electoral Commission of Queensland

Energy and Water Supply

Department of Energy and Water Supply

CS Energy Limited

Stanwell Corporation Limited

ENERGEX Limited

Ergon Energy Corporation Limited

Powerlink Queensland

SunWater Limited

Gladstone Area Water Board

Mount Isa Water Board

Queensland Bulk Water Supply Authority

Queensland Bulk Water Transport Authority

Environment and Heritage Protection

Department of Environment and Heritage Protection

124	Capital Statement 2012-13

Health

Queensland Health and Hospital and Health Services

Council of the Queensland Institute of Medical Research

Housing and Public Works

Department of Housing and Public Works

Queensland Building Services Authority

Residential Tenancies Authority

Justice and Attorney-General

Department of Justice and Attorney-General

Public Trust Office

Legal Aid Queensland

Crime and Misconduct Commission

Legislative Assembly of Queensland

Local Government

Department of Local Government

National Parks, Recreation, Sport and Racing

Department of National Parks, Recreation, Sport and Racing

Stadiums Queensland

Natural Resources and Mines

Department of Natural Resources and Mines

Office of the Governor

Office of the Ombudsman

Police

Queensland Police Service

Premier and Cabinet

Department of the Premier and Cabinet

Queensland Audit Office

Science, Information Technology, Innovation and the Arts

Department of Science, Information Technology, Innovation and the Arts

Library Board of Queensland

CITEC

Queensland Shared Services

Capital Statement 2012-13	125

State Development, Infrastructure and Planning

Department of State Development, Infrastructure and Planning

South Bank Corporation

Queensland Reconstruction Authority

Urban Land Development Authority

Tourism, Major Events, Small Business and the Commonwealth Games

Department of Tourism, Major Events, Small Business and the Commonwealth

Games

Transport and Main Roads

Department of Transport and Main Roads

TransLink Transit Authority

RoadTek

Queensland Rail Limited

Far North Queensland Ports Corporation Limited

Gladstone Ports Corporation Limited

North Queensland Bulk Ports Corporation Limited

Port of Townsville Limited

Treasury and Trade

Queensland Treasury and Trade

Nominal Defendant

126	Capital Statement 2012-13

APPENDIX B -

KEY CONCEPTS AND COVERAGE

COVERAGE OF THE CAPITAL STATEMENT

Under accrual output budgeting, capital is the stock of assets including property, plant and equipment and intangible assets that an agency owns and/or controls and uses in the delivery of services, as well as capital grants made to other entities. The following definitions are applicable throughout this document:

•	capital purchases – property, plant and equipment outlays as per the financial statements excluding asset sales, depreciation and revaluations; and

•	capital grants – capital grants to other entities and individuals (excluding grants to other Government departments and statutory bodies).

Capital purchases and capital grants include information for all bodies defined as reporting entities for the purpose of whole-of-Government financial reporting requirements, excluding Public Financial Corporations. Projects without a recorded total estimated cost are ongoing. The entities included in scope for the Capital Statement are listed in Appendix A.

CAPITAL CONTINGENCY

Consistent with the approach adopted in previous years, a capital contingency reserve has been included. This reserve recognises that while agencies budget to fully use their capital works allocation, circumstances such as project lead-in times, project management constraints, unexpected weather conditions and capacity constraints such as the supply of labour and materials may prevent full usage. On a whole-of-Government basis, there is likely to be underspending, resulting in a carryover of capital allocations.

Capital Statement 2012-13	127

Apendix C

Capital Purchases by Entity by Region 2012-13

128	Capital Statement 2012-13

Capital Statement 2012-13	129

130	Capital Statement 2012-13

By authority: S. C. Albury, Acting Government Printer, Queensland 2012

State Budget 2012–13    Capital Statement    Budget Paper No.3    www.budget.qld.gov.au

State Budget 2012–13 Capital Statement Budget Paper No.3 www.budget.qld.gov.au

+ AUDAX. AT. FIDELIS +

QUEENSLAND

GOVERNMENT

State Budget 2012-13

Budget Measures

Budget Paper No.4

+ AUDAX. AT. FIDELIS +

2012–13 State Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

4. Budget Measures

5. Service Delivery Statements

Appropriation Bills

The suite of Budget Papers is similar to that published in 2011-12.

In April 2012, machinery-of-Government changes saw the creation of 20 departments with each department reporting directly to one Minister.

These new arrangements have required minor changes to how information is presented in some Budget Papers. The 2012-13 Budget Papers provide continuity of information between the previous departmental structure and the new arrangements.

The Budget Papers are available online at www.budget.qld.gov.au

© Crown copyright

All rights reserved

Queensland Government 2012

Excerpts from this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act.

Budget Measures

Budget Paper No.4

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

STATE BUDGET

2012-13

BUDGET MEASURES

Budget Paper No. 4

1.	Overview	1

	Introduction	1

	Focus	1

	Explanation of Scope and Terms	2

	Whole of Government Measures	4

	Summary Tables	8

2.	Expense Measures	24

	Department of Aboriginal and Torres Strait Islander and Multicultural Affairs	25

	Department of Agriculture, Fisheries and Forestry	27

	Department of Communities, Child Safety and Disability Services	29

	Department of Community Safety	33

	Department of Education, Training and Employment	35

	Department of Energy and Water Supply	41

	Department of Environment and Heritage Protection	43

	Department of Housing and Public Works	47

	Department of Justice and Attorney-General	49

	Department of Local Government	53

	Department of National Parks, Recreation, Sport and Racing	55

	Department of Natural Resources and Mines	61

	Department of Science, Information Technology, Innovation and the Arts	62

	Department of State Development, Infrastructure and Planning	65

	Department of the Premier and Cabinet	70

	Department of Tourism, Major Events, Small Business and the Commonwealth Games	72

	Department of Transport and Main Roads	75

	Electoral Commission of Queensland	81

	Legislative Assembly of Queensland	82

	Office of the Ombudsman	84

	Public Service Commission	85

	Queensland Health	86

	Queensland Police Service	90

	Queensland Treasury and Trade	92

3.	Capital Measures	98

	Department of Communities, Child Safety and Disability Services	99

	Department of Community Safety	100

	Department of Education, Training and Employment	102

	Department of Environment and Heritage Protection	104

	Department of Housing and Public Works	105

	Department of Justice and Attorney-General	107

	Department of National Parks, Recreation, Sport and Racing	108

	Department of Natural Resources and Mines	110

	Department of Science, Information Technology, Innovation and the Arts	111

	Department of State Development, Infrastructure and Planning	112

	Department of Transport and Main Roads	116

	Legislative Assembly of Queensland	123

	Queensland Health	124

	Queensland Police Service	125

4.	Revenue Measures	127

	Department of Environment and Heritage Protection	128

	Department of Justice and Attorney-General	129

	Department of Natural Resources and Mines	130

	Department of State Development, Infrastructure and Planning	131

	Department of Transport and Main Roads	132

	Queensland Treasury and Trade	134

1.	OVERVIEW

FEATURES

•     This Budget Paper presents a consolidation of expense, capital and revenue measures reflecting decisions by the Government since taking office.

•     The measures of the Government reflect its policy agenda aimed at achieving a fiscal balance in 2014-15, targeting improvements in frontline service delivery areas and assisting families by lowering the cost of living.

INTRODUCTION

The intention in producing this document is to provide a consolidated view of policy decisions with budgetary impacts made by the Government since taking office.

This document complements other Budget Papers, in particular Budget Paper No. 2 – Budget Strategy and Outlook, Budget Paper No. 3 – Capital Statement and the Service Delivery Statements.

This paper includes only new policy decisions and does not detail the full amount of additional funding being provided to agencies to deliver services and infrastructure. For example, parameter based adjustments, where the funding formula remains unchanged are not included.

The total funding impact of new measures is summarised in Tables 4 to 6 at the conclusion of this chapter. For completeness, these tables also include the funding impact of measures announced by the former Government since the 2011-12 Budget.

For details on the total funding available to agencies, refer to agencies’ Service Delivery Statements.

FOCUS

The Government has implemented several new measures to reduce the cost of living for Queensland families. Those outlined in this Budget Paper include freezing family car registration costs for three years, providing a rebate to households to reduce water price increases and reducing electricity prices by freezing the ordinary household electricity tariff (Tariff 11) for 2012-13. The principal place of residence transfer duty concession has been reintroduced, saving Queenslanders up to $7,175 when purchasing their family home. The Government has also repealed the former Government’s Waste Levy – reducing costs for business and protecting jobs.

1	Budget Measures 2012-13

At the same time, the Government has committed to restoring the State’s fiscal position by realigning recurrent and capital expenditure so that it can be fully funded from the State’s recurrent revenue in line with the recommendations of the independent Commission of Audit’s Interim Report.

The Government’s challenge in this regard has been made more difficult by the finding of the independent Commission of Audit that identified a number of areas of concern and risks in relation to the forward estimates. This necessitated downward revisions to transfer duty estimates and new expenditure provisions (eg. Health payroll system costs) amounting to $1.66 billion across the forward estimates.

To meet this target, the Government has implemented savings and revenue measures of $5.5 billion over three years and $7.8 billion if 2015-16 is included.

Savings measures can be seen throughout this document represented as negative expense, negative capital and positive revenue measures.

EXPLANATION OF SCOPE AND TERMS

The following is a description of the scope and terms applied in this document.

Scope

This document includes measures with the following features:

•

Sector. Only Queensland General Government sector agencies are included. Measures involving Government-owned Corporations or other Public Non-financial Corporation sector agencies are within scope if the measures are being funded directly by the General Government sector or if there is a flow through effect.

•	Timeframe. Measures based on decisions made by the Government since taking office (March 2012).

•

Type. Measures with budgetary impacts, in particular: (i) expense and capital measures with service delivery, capital enhancement, grant or subsidy impacts on the community; and (ii) revenue measures involving a significant change in revenue policy, including changes in tax rate.

Initiatives of a technical nature or non-policy based adjustments, such as parameter based funding adjustments, are not included if the formula to calculate these adjustment has not changed, as they do not reflect changes in government policy. The main focus is on measures reflecting policy decisions that impact directly on the community through service delivery or other means.

•	Materiality. Minor measures or measures with non significant community impact are not included in this document.

Budget Measures 2012-13	2

Funding basis

Tables in this document are presented on a net funding basis.

•

Net funding refers to the impact of funding the measure has on appropriations from the Consolidated Fund or centrally held funds to the relevant General Government agency. It does not include funding directed to the measure from existing agency resources or other sources.

•

Amounts refer to additional funding being provided to agencies for a particular program or project, as a result of Government decisions since taking office. This may differ to other Budget papers, such as Budget Paper No. 3 – Capital Statement, that may refer to total funding.

•

Where a measure involves material expenditure or revenue collections by more than one department, the measure is reported under each department involved. The addition of each individual department’s portion of a particular measure may not equate to the reported total whole-of-Government figure due to the omission of some department’s portions that did not meet Budget Paper 4’s materiality threshold (i.e. $250,000 over four years).

•	Amounts included in the tables relating to revenue measures represent the impact of the measure on Government revenue (with a positive amount representing additional revenue).

3	Budget Measures 2012-13

WHOLE OF GOVERNMENT MEASURES

Fiscal Repair Savings Measures

As part of the Government’s efforts to repair the State’s fiscal position, all departments have been requested to make savings. With employee expenses accounting for nearly half of Queensland Government expenditure, reductions in employee expenses are necessary to reduce the deficits and stabilise debt.

The amount of savings to be achieved also includes the bring forward of the 3% employee expenses cap, the $4 billion fiscal repair task outlined in the Government’s response to the independent Commission of Audit Interim Report and an allocation relating to the delivery of the former Government’s Voluntary Separation Program that was built into the forward estimates but was yet to be achieved.

These savings have been built into agency budgets and it is a matter for Ministers and Directors-General to determine the specific areas of their departments in which the savings will be made. Key principles the Government has outlined to guide decisions are:

•	service delivery to the public should remain unaffected

•	permanent positions should only be considered after temporary and contract staff

•	organisations and structures should be redesigned to streamline process and reduce layers of management and red tape

•	functions and activities should be reviewed to ensure workload management pressures are addressed

•	staff affected by changes must be properly consulted and supported during the change process.

Outlined below are the expected reductions which will be primarily achieved in employee expenses, by department. Where Government has made decisions in respect of specific programs, these are generally listed separately as measures in this document.

Budget Measures 2012-13	4

TABLE 1 – FISCAL REPAIR SAVINGS MEASURES, DEPARTMENTS, 2012-13 TO 2015-16.

2012-13 $'000	2013-14 $'000	2014-15 $'000	2015-16 $'000
Department of Aboriginal and Torres Strait Islander and Multicultural Affairs	(1,718)	(3,475)	(3,475)	(3,475)
Department of Agriculture, Fisheries and Forestry	(26,592)	(47,093)	(46,343)	(46,343)
Department of Communities, Child Safety and Disability Services	(75,391)	(117,231)	(117,231)	(117,231)
Department of Community Safety	(29,928)	(48,231)	(48,272)	(48,314)
Department of Education, Training and Employment	(133,745)	(197,689)	(213,310)	(213,310)
Department of Energy and Water Supply	(3,262)	(10,176)	(6,376)	(6,376)
Department of Environment and Heritage Protection	(15,912)	(25,548)	(25,548)	(25,548)
Department of Housing and Public Works	(1,276)	(2,552)	(2,552)	(2,552)
Department of Justice and Attorney-General	(20,093)	(33,425)	(33,425)	(33,425)
Department of Local Government	(3,772)	(4,399)	(4,599)	(4,699)
Department of National Parks, Recreation, Sport and Racing	(6,312)	(11,422)	(11,422)	(11,422)
Department of Natural Resources and Mines	(22,268)	(43,270)	(43,770)	(43,970)
Department of Science, Information Technology, Innovation and the Arts	(2,671)	(5,341)	(5,341)	(5,341)
Department of State Development, Infrastructure and Planning	(10,221)	(21,324)	(21,688)	(22,093)
Department of the Premier and Cabinet	(2,555)	(5,216)	(5,216)	(5,216)
Department of Tourism, Major Events, Small Business and the Commonwealth Games	(964)	(1,928)	(1,928)	(1,928)
Department of Transport and Main Roads	(82,049)	(150,496)	(150,496)	(150,496)
Electoral Commission of Queensland	(71)	(142)	(142)	(142)
Legislative Assembly of Queensland	(991)	(991)	(991)	(991)
Office of the Ombudsman	(60)	(119)	(119)	(119)
Public Service Commission	(81)	(162)	(162)	(162)
Queensland Health	(208,771)	(479,042)	(479,042)	(479,042)
Queensland Police Service	(24,761)	(49,112)	(49,092)	(49,442)
Queensland Treasury and Trade	(5,231)	(10,462)	(10,462)	(10,462)
Total	**(678,695)**	**(1,268,846)**	**(1,281,002)**	**(1,282,099)**

5	Budget Measures 2012-13

Contractors, Consultants, Advertising and Travel

As part of the Government’s election commitment to reduce waste and inefficiency, all departments are being asked to achieve reductions in expenditure relating to contractors, consultants, advertising, travel and other administrative and operational costs.

TABLE 2 – REDUCTIONS IN EXPENDITURE RELATING TO CONTRACTORS, CONSULTANTS, ADVERTISING, TRAVEL AND OTHER ADMINISTRATIVE AND OPERATIONAL COSTS, DEPARTMENTS, 2012-13 TO 2015-16.

Budget Measures 2012-13	6

Carbon Schemes

The Government has identified savings of $431.2 million over four years from the abolition of now redundant carbon schemes including the cessation of the Queensland Climate Change Fund, the Queensland Renewable Energy Fund, the Queensland Smart Energy Savings Fund, the Solar Initiatives Package, the Solar Flagships Program, the Waste Avoidance and Resources Efficiency Fund, the Local Government Sustainable Future Fund and the Climate Smart Home Service.

The savings achieved are less than the $660 million estimated at election time. This primarily reflects that it was not apparent from publicly available information that many of these projects were already scheduled to cease in the forward estimates. Further, some savings could not be realised as quickly as envisaged in order to honour contracted commitments and ensure members of the public who had already applied under these schemes were not disadvantaged.

TABLE 3 – SAVINGS FROM THE ABOLITION OF REDUNDANT CARBON SCHEMES, DEPARTMENTS, 2011-12 TO 2015-16.

7	Budget Measures 2012-13

Table 4: Expense measures since the 2011-12 Budget

Expense measures of the current Government	2011-12 $'000	2012-13 $'000	2013-14 $'000	2014-15 $'000	2015-16 $'000
Whole-of-Government					
Redundant Carbon Schemes	(50,975)	(144,213)	(135,221)	(100,811)	..
Consultancies, Contractors, Advertising and Travel	..	(193,622)	(258,864)	(258,864)	(258,864)
Fiscal Repair Savings Measures	..	(678,695)	(1,268,846)	(1,281,002)	(1,282,099)
Portfolio Total	**(50,975)**	**(1,016,530)**	**(1,662,931)**	**(1,640,677)**	**(1,540,963)**
Department of Aboriginal and Torres Strait Islander and Multicultural Affairs					
Cape York Welfare Reform	..	4,238	1,412	..	..
Cape York Tenure Resolution Program	..	3,801	..	..	..
Cape York Institute	..	400	..	..	..
Program Savings	(60)	(2,170)	(1,870)	(1,870)	(1,870)
Portfolio Total	**(60)**	**6,269**	**(458)**	**(1,870)**	**(1,870)**
Department of Agriculture, Fisheries and Forestry					
Red Imported Fire Ant Eradication Program	..	15,000	..	..	..
Commercial Fishing Industry Buyback Scheme	..	5,000	5,000	..	..
Agricultural Initiatives	..	4,040	4,382	4,939	3,739
2011-12 Deficit Reduction	(3,500)	..	..	..	..
Portfolio Total	**(3,500)**	**24,040**	**9,382**	**4,939**	**3,739**
Department of Communities, Child Safety and Disability Services					
Child Safety Funding Shortfall	..	59,839	40,000	20,000	20,000
Supporting Queenslanders with a Disability	..	6,500	6,500	6,500	6,500
Fostering Families	..	2,000	2,000	..	..
Disability Services Maintenance	..	660	660	660	660
Tackling Child Sexual Assault	..	375	375	375	375
2011-12 Deficit Reduction	(1,720)	..	..	..	..
Community and Volunteer Groups and Small Grants	..	..	..	..	..
Commission for Children and Young People and Child Guardian	..	(2,400)	(2,400)	(2,400)	(2,400)
Grants Funding Efficiencies	..	(30,350)	(38,450)	(95,450)	(95,450)
Grants Funding Reprioritisation	..	(35,200)	(24,500)	(24,500)	(24,500)
Portfolio Total	**(1,720)**	**1,424**	**(15,815)**	**(94,815)**	**(94,815)**
Department of Community Safety					
Human Resources / Payroll Solution	..	10,000	30,000	30,000	30,000
Academy of Disaster Management	..	2,750	2,750	2,750	2,750
New State Emergency Service Headquarters for Cairns	..	1,250	..	..	..
2011-12 Deficit Reduction	(11,677)	..	..	..	..
Darling Downs and Capricornia Correctional Centres	..	(405)	(1,593)	(1,713)	(1,713)
Reduction in Prison Industry Activities	..	(1,731)	(3,463)	(3,463)	(3,463)
Portfolio Total	**(11,677)**	**11,864**	**27,694**	**27,574**	**27,574**

Budget Measures 2012-13	8

2011-12 $'000	2012-13 $'000	2013-14 $'000	2014-15 $'000	2015-16 $'000
Department of Education, Training and Employment					
Capital and Maintenance Priorities	..	50,536	..	..	..
Building Queensland Schools of the Future	..	18,750	18,750	18,750	30,000
Literacy and Numeracy	..	6,500	6,500	6,500	6,500
Boosting Teacher Aide Hours for Prep	..	4,950	10,296	16,061	22,272
Tablet Technology for Special Needs Students (e-learning for Special Needs Students)	..	3,535	..	..	..
Independent Public Schools	..	3,000	4,500	6,000	7,500
Queensland Schools Plan Commission	..	2,000	1,000	1,000	..
Supporting Queenslanders with a Disability (Speech Pathologists)	..	1,408	3,154	3,162	3,162
Supporting Women in the Professions	..	1,149	2,396	3,228	3,227
Step Up into Education	..	1,000	1,000	1,000	1,000
Co-location of Secondary and Tertiary Facilities	..	500	..	..	..
Chaplaincy in Schools	..	250	250	250	250
Strengthening Queensland Families - Protecting Our Children	..	250	250	250	250
Clubs Grant Initiative	..	155	..	..	..
Centenary of ANZAC - School Study Tour	..	136	118	746	..
2011-12 Deficit Reduction	(9,900)	..	..	..	..
Pathway to a Skilled Trade Future - 10,000 Apprentices Boost	..	..	..	8,000	16,400
Employment Programs	..	(53,800)	(81,300)	(76,300)	(76,300)
Portfolio Total	**(9,900)**	**40,319**	**(33,086)**	**(11,353)**	**14,261**
Department of Energy and Water Supply					
Water Rebate	..	92,000	..	..	..
Compensation for Tariff Freeze	..	63,000	..	..	..
Coal Seam Gas Regulation	..	500	..	..	..
2011-12 Deficit Reduction	(582)	..	..	..	..
Australian Energy Market Commission	..	..	(4,500)	(4,500)	(4,500)
Portfolio Total	**(582)**	**155,500**	**(4,500)**	**(4,500)**	**(4,500)**
Department of Environment and Heritage Protection					
Industry Driven Waste Strategy	..	4,510	3,510	3,510	3,510
Everyone's Environment - Cleaning up our Backyards	..	3,000	..	..	..
Coal Seam Gas Regulation Program	..	2,800	..	..	..
Protecting Cape York - With Locals, Not Against Them	..	1,400	2,800	4,200	4,200
Investing in our Environment for the Future (Healthy Waterways Program)	..	1,000	..	..	..
Investing to Protect our Koalas	..	1,000	1,000	1,000	1,000
Improved Crocodile Management with an Increased Focus on Public Safety	..	380	380	380	380
2011-12 Deficit Reduction	(2,900)	..	..	..	..
Cape York World Heritage Listing	..	..	..	..	..
Environment for the Future Nature Refuges	..	..	..	..	..
Finalise Waste Levy Advance	..	..	..	..	..
Portfolio Total	**(2,900)**	**14,090**	**7,690**	**9,090**	**9,090**
Department of Housing and Public Works					
Cyclone Shelter Maintenance	..	500	720	870	1,040
2011-12 Deficit Reduction	(2,200)	..	..	..	..
Tenant Advice and Advocacy Service	..	..	..	..	..

9	Budget Measures 2012-13

2011-12 $'000	2012-13 $'000	2013-14 $'000	2014-15 $'000	2015-16 $'000
William Street Building	..	(500)	..	..	..
Bowen Hills Government Office Building	..	(7,000)	..	..	..
Portfolio Total	**(2,200)**	**(7,000)**	**720**	**870**	**1,040**
Department of Justice and Attorney-General					
Queensland Child Protection Commission of Inquiry	..	6,000	..	..	..
Additional Supreme Court Judge	..	1,007	1,007	1,007	1,007
Boot Camp for Youth Offenders	..	1,000	1,000	..	..
Coroner's Office for Central Queensland	..	1,000	1,000	1,000	1,000
Expanding the Role of the Justice of the Peace	..	500	1,000	1,000	1,000
Victims of Crime Support	..	500	500	500	500
2011-12 Deficit Reduction	(8,000)	..	..	..	..
Supporting Queensland Women's Legal Service	..	..	250	250	..
Court Diversion and Referrals	..	(5,015)	(10,226)	(10,226)	(10,226)
Portfolio Total	**(8,000)**	**4,992**	**(5,469)**	**(6,469)**	**(6,719)**
Department of Local Government					
Local Government Graffiti Removal Grants	..	2,000	2,000	2,000	2,000
Beautification of Rosalie Village and Park Road Milton	..	300	..	..	..
2011-12 Deficit Reduction	(8,895)	..	..	..	..
Floods Commission of Inquiry	..	..	..	..	..
Torres Strait Major Infrastructure Program	..	..	..	..	..
Grants and Subsidies Programs	..	(11,617)	(15,701)	(15,978)	(16,337)
Portfolio Total	**(8,895)**	**(9,317)**	**(13,701)**	**(13,978)**	**(14,337)**
Department of National Parks, Recreation, Sport and Racing					
Rejuvenating Queensland Racing	..	2,500	2,500	..	..
Protecting Cape York - Joint Management with Traditional Owners	..	2,302	..	..	..
Improved Fire Management in National Parks	..	1,500	1,383	1,276	1,276
Rejuvenating Country Racing in Queensland	..	1,000	1,000	1,000	1,000
Coal Seam Gas Regulation Program	..	250	..	..	..
Club Grants	..	100	..	..	..
2011-12 Deficit Reduction	(2,850)	..	..	..	..
Get in the Game	..	..	..	..	..
North Stradbroke Island Strategy	..	..	..	..	..
Volunteering in National Parks	..	..	..	..	..
Active Recreation Centre	..	(200)	(1,156)	(1,156)	(1,156)
Queensland Parks and Wildlife Service Management Efficiencies	..	(1,000)	(1,150)	(1,400)	(1,650)
Sport and Recreation Services Programs	..	(1,840)	(2,140)	(1,840)	(2,140)
Major Facilities Program	..	(2,000)	..	..	..
Stadiums Queensland	..	(5,400)	..	..	..
Sport and Recreation Infrastructure Program	..	(10,000)	(10,000)	(10,000)	(10,000)
Portfolio Total	**(2,850)**	**(12,788)**	**(9,563)**	**(12,120)**	**(12,670)**
Department of Natural Resources and Mines					
2011-12 Deficit Reduction	(350)	..	..	..	..
North Stradbroke Island Protection Strategy	..	..	..	..	..
Portfolio Total	**(350)**	..	..	..	..

Budget Measures 2012-13	10

2011-12 $'000	2012-13 $'000	2013-14 $'000	2014-15 $'000	2015-16 $'000
Department of Science, Information Technology, Innovation and the Arts					
GovNet Core Operational Funding	..	2,000	1,000	..	..
Regional Arts Fund	..	750	750	750	750
Super Star Fund	..	750	750	750	750
2011-12 Deficit Reduction	(6,135)	..	..	..	..
Institute of Tropical Health and Medicine	..	..	6,590	13,300	22,230
Arts Grant Program	..	(526)	(3,193)	(4,853)	(3,822)
Cessation of Art+Place Grant Program	..	(4,000)	(3,560)	..	..
Innovation Grants	..	(14,830)	(5,479)	(300)	(100)
Revision of Cairns Entertainment Precinct	..	(26,586)	(18,356)	(12,363)	..
Portfolio Total	**(6,135)**	**(42,442)**	**(21,498)**	**(2,716)**	**19,808**
Department of State Development, Infrastructure and Planning					
Royalties for the Regions	..	60,000	61,000	110,000	190,000
Land Supply, Economic and Regional Development Initiatives	..	10,000	50,000	25,000	..
Establishment of Gasfields Commission	..	2,500	..	..	..
State Development Areas Property Management	..	800	800	800	800
Gladstone State Development Area (Targinie)	..	111	111	111	..
2011-12 Deficit Reduction	(8,918)	..	..	..	..
Fast Tracking Regional Land Use Planning	..	..	..	..	..
North Stradbroke Island Land Use Planning	..	..	..	..	..
Wild Rivers Development - Indigenous Business	..	(125)	..	..	..
Legal Costs	..	(725)	(369)	(230)	(230)
Industry Support Grants	(500)	(1,982)	(4,133)	(3,008)	(5,938)
Business Development	..	(3,444)	(3,891)	(3,576)	(3,576)
Planning Functions	..	(4,870)	(4,828)	(250)	(250)
Queensland Fluoridation Program	..	(14,000)	..	..	..
Portfolio Total	**(9,418)**	**48,265**	**98,690**	**128,847**	**180,806**
Department of the Premier and Cabinet					
Public Sector Renewal Program	..	5,840	3,840	2,840	2,840
Child Protection Commission of Inquiry - Legal Costs	..	3,000	..	..	..
ANZAC Centenary Commemoration	..	759	..	..	..
2011-12 Deficit Reduction	(4,360)	..	..	..	..
Portfolio Total	**(4,360)**	**9,599**	**3,840**	**2,840**	**2,840**
Department of Tourism, Major Events, Small Business and the Commonwealth Games					
Tourism Investment Attraction	..	20,000	..	..	..
Attracting Aviation Investment Fund	..	2,000	2,000	2,000	2,000
2011-12 Deficit Reduction	(5,233)	..	..	..	..
DestinationQ	..	..	..	..	..
Events Queensland Funding	..	..	..	..	8,524
Improved Tourism Development and Marketing in Queensland	..	..	..	..	..
Industry First Response	..	..	..	..	..
Integrated Service Delivery	..	(250)	(500)	(500)	(500)
Small Business Training Programs	..	(452)	(704)	(704)	(704)
Portfolio Total	**(5,233)**	**21,298**	**796**	**796**	**9,320**

11	Budget Measures 2012-13

2011-12 $'000	2012-13 $'000	2013-14 $'000	2014-15 $'000	2015-16 $'000
Department of Transport and Main Roads					
Upgrading Key Rail Crossings	..	42,500	..	81,500	..
Road Maintenance	6,950	16,220	(8,670)	..	..
National Heavy Vehicle Regulator	1,700	13,867	..	..	..
Additional Frequency on the Ferny Grove Line	..	9,000	9,000	..	..
Discounted Weekly Fares - Nine Journeys	..	8,946	9,629	10,084	10,349
Capping Future Public Transport Fare Increases	..	8,608	35,907	56,842	56,842
Flashing Lights in School Zones	..	1,500	2,250	3,000	750
Interstate Road Transport Grant	(43)	301	695	1,143	1,652
Turnaround Parking at Mount Gravatt State School	..	100	400	..	..
2011-12 Deficit Reduction	(54,157)	..	..	..	..
Black Spot Funding	..	..	..	12,179	12,179
Transport Schemes	..	(2,583)	(13,054)	(13,128)	(13,206)
Revision of Transport Service Contract (TravelTrain)	..	(3,348)	(12,613)	(14,767)	(16,292)
Operational Efficiencies	..	(4,170)	(14,420)	(34,670)	(54,670)
School Transport Assistance Scheme	..	(6,900)	(10,900)	(10,900)	(10,900)
Revision of Transport Service Contract (CityTrain)	..	(10,789)	(40,641)	(47,583)	(52,496)
Transport Service Contract (Rail Infrastructure)	..	(12,437)	(46,847)	(54,850)	(60,512)
Portfolio Total	**(45,550)**	**60,815**	**(89,264)**	**(11,150)**	**(126,304)**
Electoral Commission of Queensland					
Administration Funding for Political Parties	..	(3,285)	(4,826)	(4,971)	(5,107)
Portfolio Total	**..**	**(3,285)**	**(4,826)**	**(4,971)**	**(5,107)**
Legislative Assembly of Queensland					
Additional Electorate Office Relocations and Minor Works	215	420	..	..	..
Electorate Office Leasing Costs	298	298	298	298	298
Electorate Officer Severance Payments	2,311	..	..	..	..
Members' Resettlement Allowance	888	..	..	..	..
Portfolio Total	**3,712**	**718**	**298**	**298**	**298**
Office of the Ombudsman					
2011-12 Deficit Reduction	(130)	..	..	..	..
Portfolio Total	**(130)**	**..**	**..**	**..**	**..**
Public Service Commission					
Enhanced Employee Assistance Scheme	..	4,500	..	..	..
Queensland Legal Representation Industrial Relations Commission	..	1,000	..	..	..
2011-12 Deficit Reduction	(480)	..	..	..	..
Portfolio Total	**(480)**	**5,500**	**..**	**..**	**..**
Queensland Health					
Boosting the Patient Travel Subsidy Scheme	..	13,464	26,049	30,887	27,300
Better Access to Specialist Care by Providing Extra Specialist Outpatient Services	..	12,000	..	..	..
Better Access to Specialist Care through Increased General Practitioner Liaison Officers	..	4,020	..	..	..
Cairns Base Hospital - On the Path to "Tier One"	..	4,000	4,000	3,500	3,500
Townsville Paediatric Intensive Care Service	..	3,750	5,000	..	..
Mums and Bubs	..	3,500	5,185	8,541	11,714

Budget Measures 2012-13	12

13	Budget Measures 2012-13

Expense measures of the former Government	2011-12 $'000	2012-13 $'000	2013-14 $'000	2014-15 $'000	2015-16 $'000
Department of Aboriginal and Torres Strait Islander and Multicultural Affairs					
Mission Workers	352	..	..	..	..
Portfolio Total	**352**	**..**	**..**	**..**	**..**
Department of Agriculture, Fisheries and Forestry					
Hendra Virus Response	1,098	..	..	..	..
Portfolio Total	**1,098**	**..**	**..**	**..**	**..**
Department of Communities, Child Safety and Disability Services					
Alcohol Management Reforms	..	4,073	..	..	..
Portfolio Total	**..**	**4,073**	**..**	**..**	**..**
Department of Community Safety					
Floods Commission of Inquiry	13,000	15,000	15,000	15,000	15,000
South West Queensland Flood Mitigation Fund	..	10,000	..	..	..
Queensland Corrective Services Cost of Service Delivery	4,300	8,805	13,543	18,425	23,307
Southern Queensland Correctional Precinct - Stage 1	1,000	..	..	..	..
Portfolio Total	**18,300**	**33,805**	**28,543**	**33,425**	**38,307**
Department of Education, Training and Employment					
Universal Access to Kindergarten	3,250	6,500	6,500	6,500	6,500
Portfolio Total	**3,250**	**6,500**	**6,500**	**6,500**	**6,500**
Department of Energy and Water Supply					
Queensland Water Commission	2,260	..	..	..	..
SunWater Community Service Obligation Payments	9,265	..	..	..	..
Portfolio Total	**11,525**	**..**	**..**	**..**	**..**
Department of Environment and Heritage Protection					
Coal Seam Gas Regulation	4,180	4,950	..	..	..
South East Queensland's Waterways	..	1,000	..	..	..
EzyGreen Sponsorship Agreement	(1,000)	..	..	..	..
Wild River Rangers	..	..	..	..	..
Portfolio Total	**3,180**	**5,950**	**..**	**..**	**..**
Department of Local Government					
Torres Strait Island Regional Council - Community Policing	1,950	650	..	..	..
Portfolio Total	**1,950**	**650**	**..**	**..**	**..**
Department of Natural Resources and Mines					
Cash Bidding for Highly Prospective Exploration Land: Petroleum, Gas and Coal	2,500	5,000	5,000	5,000	5,000
Automated Titles System	..	500	..	..	..
Compliance Plate Fees	92	184	184	184	184
Strategic Cropping Land	..	..	..	..	..
Portfolio Total	**2,592**	**5,684**	**5,184**	**5,184**	**5,184**
Department of Science, Information Technology, Innovation and the Arts					
Cairns Entertainment Precinct	..	26,586	18,356	12,363	..
Portfolio Total	**..**	**26,586**	**18,356**	**12,363**	**..**

Budget Measures 2012-13	14

2011-12 $'000	2012-13 $'000	2013-14 $'000	2014-15 $'000	2015-16 $'000
Department of State Development, Infrastructure and Planning					
Planning and Disposal of the Gold Coast Hospital (Southport)	1,200	900	..	..	..
Gold Coast Parklands Redevelopment	..	..	..	..	..
Long Term Flood Mitigation Works in Charleville	..	..	..	..	..
Portfolio Total	**1,200**	**900**	**..**	**..**	**..**
Department of Tourism, Major Events, Small Business and the Commonwealth Games					
2018 Gold Coast Commonwealth Games	23,454	17,552	29,491	113,570	193,773
Gold Coast 600	(5,100)	(5,100)	..	..	..
Portfolio Total	**18,354**	**12,452**	**29,491**	**113,570**	**193,773**
Department of Transport and Main Roads					
Transport Service Contract (CityTrain)	27,502	71,589	88,411	111,278	183,155
Transport Service Contract (TravelTrain)	22,421	44,652	58,744	56,392	54,171
Discounted Weekly Fares - 10 Journeys	3,110	6,690	7,740	8,420	8,420
Wheelchair Customer Service Payment	330	1,583	1,654	1,728	1,806
Interstate Road Transport and National Transport Regulator for Heavy Vehicles	1,367	1,532	1,919	2,365	2,833
Gateway Upgrade Project	46,412	..	..	..	..
Queensland Rail Reconstruction Costs	6,067	..	..	..	..
Townsville Marine Precinct	12,700	..	..	..	..
Portfolio Total	**119,909**	**126,046**	**158,468**	**180,183**	**250,385**
Electoral Commission of Queensland					
Local Government Non-Voter Activity	..	762	102	102	..
Portfolio Total	**..**	**762**	**102**	**102**	**..**
Legislative Assembly of Queensland					
Parliamentary Committee System Reforms	1,351	1,500	1,500	1,500	1,500
Repairing Soffits of the Parliamentary Annexe Building	380	..	..	..	..
Portfolio Total	**1,731**	**1,500**	**1,500**	**1,500**	**1,500**
Queensland Health					
Enterprise Bargaining Agreement - Additional Supplementation	8,822	19,187	29,514	35,967	36,940
Payroll Heads of Agreement	12,750	2,550	..	..	..
Digital Regions Initiative	2,752	2,222	..	..	..
Improving Ear Health Services for Indigenous Children	1,100	1,364	151	..	..
Improving Trachoma Control for Indigenous Australians	180	179	..	..	..
Transitional Costs for Hospital and Health Services	4,000	..	..	..	..
Portfolio Total	**29,604**	**25,502**	**29,665**	**35,967**	**36,940**
Queensland Police Service					
Queensland Police Service Enterprise Bargaining Determination 2011	25,564	25,281	25,690	25,690	25,690
Portfolio Total	**25,564**	**25,281**	**25,690**	**25,690**	**25,690**
Queensland Treasury and Trade					
Extension of the Voluntary Separation Program	..	..	(150,000)	(150,000)	(150,000)
National E-Conveyancing	..	..	..	..	..
Portfolio Total	**..**	**..**	**(150,000)**	**(150,000)**	**(150,000)**

15	Budget Measures 2012-13

Budget Measures 2012-13	16

Table 5: Capital measures since the 2011-12 Budget

Capital measures of the current Government	2011-12 $'000	2012-13 $'000	2013-14 $'000	2014-15 $'000	2015-16 $'000
Department of Communities, Child Safety and Disability Services					
2011-12 Deficit Reduction	(2,339)	..	..	..	..
Reduction in Uncommitted Capital Funding	..	(15,239)	(4,000)	(4,000)	(4,000)
Portfolio Total	**(2,339)**	**(15,239)**	**(4,000)**	**(4,000)**	**(4,000)**
Department of Community Safety					
Darling Downs and Capricornia Correctional Centres	..	..	(1,130)	..	..
Natural Disaster Relief and Recovery Arrangements Database	(300)	..	..	..	..
Land and Property Consolidation	..	(2,220)	(3,515)	..	..
Depreciation Funding - Queensland Emergency Operations Centre	..	(3,975)	(3,975)	(3,975)	(3,975)
Portfolio Total	**(300)**	**(6,195)**	**(8,620)**	**(3,975)**	**(3,975)**
Department of Education, Training and Employment					
Building Queensland Schools of the Future	..	6,250	6,250	6,250	10,000
The Gap State High School Sports Hall	..	5,000	..	..	..
Ashgrove State School	..	3,050	..	..	..
Highfields State High School	..	500	6,000	27,000	1,500
Sale Proceeds from Surplus Land	..	(50,536)	..	..	..
Portfolio Total	**..**	**(35,736)**	**12,250**	**33,250**	**11,500**
Department of Environment and Heritage Protection					
Environment for the Future Land Acquisitions	..	..	..	..	..
Investing to Protect our Koalas	..	..	..	..	..
Portfolio Total	**..**	**..**	**..**	**..**	**..**
Department of Housing and Public Works					
2011-12 Deficit Reduction	(3,045)	..	..	..	..
Government Owned Caravan Parks	..	..	..	..	..
Lift Modernisation Program	..	(1,290)	..	..	..
Boggo Road Redevelopment	..	(3,000)	..	..	..
Bowen Hills Government Office Building	(15,000)	(37,000)	(142,000)	(61,000)	..
Portfolio Total	**(18,045)**	**(41,290)**	**(142,000)**	**(61,000)**	**..**
Department of Justice and Attorney-General					
Coroner's Office for Central Queensland	..	500	..	..	..
2011-12 Deficit Reduction	(5,900)	..	..	..	..
Portfolio Total	**(5,900)**	**500**	**..**	**..**	**..**
Department of National Parks, Recreation, Sport and Racing					
Protecting Cape York - Joint Management with Traditional Owners	..	200	..	..	..
Active Recreation Centre Capital Works	..	..	..	..	..
Improved Access to National Parks	..	..	..	..	..
Queensland Parks and Wildlife Service Plant and Equipment Rationalisation	..	(300)	(300)	(300)	(300)
Portfolio Total	**..**	**(100)**	**(300)**	**(300)**	**(300)**

17	Budget Measures 2012-13

2011-12 $'000	2012-13 $'000	2013-14 $'000	2014-15 $'000	2015-16 $'000
Department of Natural Resources and Mines					
Automated Titles System	..	2,550	2,407	505	..
Portfolio Total	**..**	**2,550**	**2,407**	**505**	**..**
Department of Science, Information Technology, Innovation and the Arts					
2011-12 Deficit Reduction	(6,774)	..	..	..	..
Water Harvesting Project	..	(1,200)	..	..	..
Musgrave Park Cultural Centre	..	(3,900)	..	..	..
Portfolio Total	**(6,774)**	**(5,100)**	**..**	**..**	**..**
Department of State Development, Infrastructure and Planning					
Materials Transport and Services Corridor	..	19,500	..	4,500	..
Land Supply Moranbah and Blackwater	..	15,000	..	..	..
Townsville Eastern Port Access Corridor	..	6,000	..	..	..
Gladstone State Development Area (Targinie)	..	5,000	3,282	2,000	..
Trinity Inlet Dredging	..	2,500	2,500	13,500	21,500
State Development Areas Property Management	..	200	200	200	200
Mary Valley Revised Sales Strategy	..	..	..	..	..
South East Queensland Regional Recreational Trails	(320)	(1,000)	..	..	..
Narangba Key Resource Area - Dedicated Haulage Road	..	(1,750)	..	..	..
Gold Coast Showground Relocation	..	(15,000)	(10,000)	..	..
Revision of the Industrial Land Estates Construction Fund Reform	..	(103,000)	50,000	67,000	(14,000)
Portfolio Total	**(320)**	**(72,550)**	**45,982**	**87,200**	**7,700**
Department of Transport and Main Roads					
Upgrade the Bruce Highway	..	10,000	10,000	80,000	100,000
Managed Motorways	5,100	4,900	8,016	4,055	..
Marine Infrastructure Fund ($30 million for Gold Coast Waterways)	..	3,500	4,500	4,500	4,500
Marine Infrastructure Fund ($50 million for small marine infrastructure)	..	3,000	6,000	6,000	6,000
Upgrade Irvine Street - Samford Road & Glen Retreat Road - Samford Road Intersections	..	2,500	..	..	..
Heavy Vehicles Safety Program	1,775	2,032	6,110	4,082	4,090
Flashing Lights in School Zones	..	500	750	1,000	250
Intersection and Roundabout Upgrades at Port Road and Cook Highway in Port Douglas	..	500	1,500	..	..
2011-12 Deficit Reduction	(32,800)	..	..	..	..
Motor Vehicle Registration Freeze - Funding Supplementation	..	..	..	..	..
Procurement Efficiencies	..	..	(12,386)	(49,156)	(85,925)
Road Projects	30,000	..	..	..	..
Roads to Resources	..	..	57,000	17,000	..
Upgrade Enoggera Intersections	..	..	..	..	..
TransLink Efficiencies	..	(300)	(500)	(500)	(500)
RoadTek Efficiencies	..	(6,350)	(22,450)	(34,200)	(35,200)
Property Disposal Program	..	(9,210)	(13,280)	(9,490)	(12,890)
Cross River Rail Land Acquisitions	..	(35,000)	..	..	..
Capital Program Rescheduling	..	(168,800)	(248,000)	(246,300)	(263,000)
Equity Contributions to Queensland Rail Limited	..	(172,979)	(175,311)	..	..
Portfolio Total	**4,075**	**(365,707)**	**(378,051)**	**(223,009)**	**(282,675)**

Budget Measures 2012-13	18

19	Budget Measures 2012-13

Capital measures of the former Government	2011-12 $'000	2012-13 $'000	2013-14 $'000	2014-15 $'000	2015-16 $'000
Department of Education, Training and Employment					
Universal Access to Kindergarten	..	(80,000)	(20,000)	..	..
Portfolio Total	**..**	**(80,000)**	**(20,000)**	**..**	**..**
Department of Energy and Water Supply					
Queensland Water Commission	1,000	..	..	..	..
Portfolio Total	**1,000**	**..**	**..**	**..**	**..**
Department of National Parks, Recreation, Sport and Racing					
Racing Industry Capital Development Scheme	..	..	..	19,000	..
Portfolio Total	**..**	**..**	**..**	**19,000**	**..**
Department of State Development, Infrastructure and Planning					
Reform of the Industrial Land Estates Construction Fund	..	(40,000)	(80,000)	(80,000)	..
Portfolio Total	**..**	**(40,000)**	**(80,000)**	**(80,000)**	**..**
Department of Tourism, Major Events, Small Business and the Commonwealth Games					
2018 Gold Coast Commonwealth Games	..	473	36,438	124,342	186,773
Portfolio Total	**..**	**473**	**36,438**	**124,342**	**186,773**
Department of Transport and Main Roads					
Queensland Rail Capital Structure Review	(121,253)	227,928	..	(427,583)	(705,008)
Coast Connect	..	..	..	(25,978)	25,978
Lease agreement for Cairns Entertainment Precinct	9,000	..	..	..	..
Northern Busway - Interim High Occupancy Vehicle Lanes	..	..	(20,000)	(19,100)	(28,620)
Queensland Rail Equity Reprioritisation	(6,989)	..	..	(60,349)	(33,226)
Portfolio Total	**(119,242)**	**227,928**	**(20,000)**	**(533,010)**	**(740,876)**
Electoral Commission of Queensland					
Local Government Non-Voter Activity	728	..	..	..	..
Portfolio Total	**728**	**..**	**..**	**..**	**..**
Legislative Assembly of Queensland					
Committee Hearing Room Upgrades	719	..	..	..	..
Portfolio Total	**719**	**..**	**..**	**..**	**..**
Queensland Health					
Digital Regions Initiative	800	..	..	..	..
Portfolio Total	**800**	**..**	**..**	**..**	**..**
Queensland Police Service					
Queensland Police Academy	..	(164,900)	(176,500)	..	..
Portfolio Total	**..**	**(164,900)**	**(176,500)**	**..**	**..**
Total - Capital measures of the former Government	**(115,995)**	**(56,499)**	**(260,062)**	**(469,668)**	**(554,103)**

Budget Measures 2012-13	20

21	Budget Measures 2012-13

Table 6: Revenue measures since the 2011-12 Budget

Revenue measures of the current Government	2011-12 $'000	2012-13 $'000	2013-14 $'000	2014-15 $'000	2015-16 $'000
Department of Environment and Heritage Protection					
Coal Seam Gas Regulation	..	..	..	..	..
Abolition of the Industry Waste Levy	..	(96,120)	(92,250)	(92,380)	(92,380)
Portfolio Total	..	**(96,120)**	**(92,250)**	**(92,380)**	**(92,380)**
Department of Justice and Attorney-General					
Making Crime Pay	..	10,001	15,002	15,002	15,002
Portfolio Total	..	**10,001**	**15,002**	**15,002**	**15,002**
Department of Natural Resources and Mines					
Accelerated Land Disposal Strategy	..	12,641	670	5,000	..
Technology Fee on Titles Lodgement	..	6,000	6,000	6,000	6,000
Land Rental Revenue	..	(1,426)	(1,031)	(306)	..
Portfolio Total	..	**17,215**	**5,639**	**10,694**	**6,000**
Department of State Development, Infrastructure and Planning					
Callide to Gladstone Liquefied Natural Gas Corridor	..	9,000	..	..	..
Mary Valley Properties	..	(527)	(527)	(527)	(527)
Revision of Coordinator-General Cost Recovery	..	(3,000)	..	..	..
Portfolio Total	..	**5,473**	**(527)**	**(527)**	**(527)**
Department of Transport and Main Roads					
Penalty Unit Increase - Transport	..	10,060	10,975	10,975	10,975
Roadside Advertising	..	2,000	5,000	10,000	10,000
Merchant Fee Surcharge	..	..	3,500	3,500	3,500
Freeze Family Car Registration for Three Years	..	(12,355)	(44,291)	(75,657)	(78,872)
Portfolio Total	..	**(295)**	**(24,816)**	**(51,182)**	**(54,397)**
Queensland Treasury and Trade					
Coal Royalty Rate Structure Revisions	..	200,817	474,369	483,616	480,800
Revisions to Transfer Duty	..	55,000	92,000	102,000	112,000
Increased Compliance Activity	..	33,924	52,346	52,778	53,225
Government Owned Corporations - Efficiency Measures	..	26,660	76,540	76,540	76,540
Camera Detected Offences Program	..	22,156	..	..	..
Penalty Unit Increase - State Penalties Enforcement Registry Recovery	..	10,428	11,378	11,378	11,378
Increased Contribution from Casinos	..	7,400	7,600	7,800	8,000
Health Services Levy	..	5,286	5,432	5,581	5,734
Gaming Machine Tax	..	3,818	3,923	4,031	4,142
Exemption of Farm-ins from Duty on Transfer of Exploration Permits	..	(5,000)	(5,000)	(5,000)	(5,000)
Increase in the Payroll Tax Threshold	..	(40,000)	(80,000)	(130,000)	(180,000)
Principal Place of Residence Concession Rate	..	(210,000)	(220,000)	(235,000)	(252,000)
Portfolio Total	..	**110,489**	**418,588**	**373,724**	**314,819**
Total - Revenue measures of the current Government	..	**46,763**	**321,636**	**255,331**	**188,517**

Budget Measures 2012-13	22

23	Budget Measures 2012-13

2.	EXPENSE MEASURES

Introduction

The following tables present the relevant portfolio expense measures relating to decisions taken by the current Government since the 2011-12 Budget. This does not represent the full amount of additional funding provided to agencies since coming to office. For further explanation, refer to the Introduction and the Explanation of Scope and Terms in Chapter 1.

Budget Measures 2012-13	24

Department of Aboriginal and Torres Strait Islander and Multicultural Affairs

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Cape York Welfare Reform	—	4,238	1,412	—	—

The Government will provide increased funding of $5.7 million over two years to continue the Cape York Welfare Reform trial (including the Family Responsibilities Commission) in the Aurukun, Coen, Hope Vale and Mossman Gorge communities for a final 12 months until 31 December 2013.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Cape York Tenure Resolution Program	—	3,801	—	—	—

The Government will continue funding of $3.8 million in 2012-13 for the Cape York Tenure Resolution Program. Total funding is $6.3 million in 2012-13. Further funding for this measure can be found in the Department of National Parks, Recreation, Sport and Racing sections of this chapter and Chapter 3 Capital Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Cape York Institute	—	400	—	—	—

The Government will provide funding of $0.4 million in 2012-13 to support the core operations of the Cape York Institute. Funding for 2013-14 will be subject to negotiation.

25	Budget Measures 2012-13

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Program Savings	(60)	(2,170)	(1,870)	(1,870)	(1,870)

The Government will achieve savings of $7.8 million over five years from a range of grant sponsorships and events programs.

Budget Measures 2012-13	26

Department of Agriculture, Fisheries and Forestry

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Red Imported Fire Ant Eradication Program	—	15,000	—	—	—

Funding of $15 million in 2012-13 will be provided for Queensland under the National Fire Ant Eradication Program which is funded through a National Cost Sharing Agreement. The Queensland Government will provide an additional $1.4 million or 9% of the total funding. The department has also internally reallocated up to $2.5 million to bring the total funding to $17.5 million.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Commercial Fishing Industry Buyback Scheme	—	5,000	5,000	—	—

The Government will provide additional funding of $10 million over two years to improve the sustainability of the commercial fishing industry by restoring the health and wellbeing of Queensland’s fisheries.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Agricultural Initiatives	—	4,040	4,382	4,939	3,739

The Government will provide additional funding of $17.1 million over four years to meet a range of agricultural measures including: Better Workforce for Agriculture and Horticulture; Investing in the Sugar Industries Future; Rebuilding Agriculture and Horticulture Research and Development; Queensland Agricultural Land Audit; Boosting our Biosecurity Protection; and Fight against Hendra Virus. An additional $3 million will be reallocated from the Department of State Development, Infrastructure and Planning towards this package, bringing total funding to $20.1 million.

27	Budget Measures 2012-13

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
2011-12 Deficit Reduction	(3,500)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $3.5 million were achieved from the Western Hardwoods (State-wide Forest Process), the Voluntary Separation Program and deferred base funding projects. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process.

Budget Measures 2012-13	28

Department of Communities, Child Safety and Disability Services

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Child Safety Funding Shortfall	—	59,839	40,000	20,000	20,000

The Government will provide additional funding of $139.8 million over four years towards the ongoing cost of current usage of transitional placements for children with highly complex needs in out of home placements. In addition, the Department will prioritise existing growth funding for Child Safety Services and Social Inclusion services across the forward estimates to meet this cost pressure.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Supporting Queenslanders with a Disability	—	6,500	6,500	6,500	6,500

The Government will provide additional funding of $26 million over four years for extra respite for people with high needs disabilities aged between 16 and 25 and their carers and to establish Parent Connect to provide assistance to parents of newborns with a disability.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Fostering Families	—	2,000	2,000	—	—

The Government will provide additional funding of $4 million over two years to help at risk families and their children through a two year trial of an intensive family intervention program to target neglect. This initiative will provide structured parenting programs that help parents improve skills to raise a child.

29	Budget Measures 2012-13

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Disability Services Maintenance	—	660	660	660	660

The Government will provide funding of $2.6 million over four years to assist in meeting the maintenance costs of departmental disability facilities across the State.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Tackling Child Sexual Assault	—	375	375	375	375

The Government will provide additional funding of $1.5 million over four years to increase counselling services for victims of child abuse and sexual assault. This initiative will also provide children from regional areas access to a telephone support line which will provide around the clock counselling.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
2011-12 Deficit Reduction	(1,720)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $1.7 million in 2011-12 were achieved from the Strengthening Non-Government Organisations initiative by way of unallocated funding. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process.

Budget Measures 2012-13	30

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Community and Volunteer Groups and Small Grants	—	—	—	—	—

The Government approved the internal reallocation of $4 million over three years to provide a small grants program for community and volunteer groups for essential equipment such as computers, upgraded software and white goods.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Commission for Children and Young People and Child Guardian	—	(2,400)	(2,400)	(2,400)	(2,400)

The Government will achieve savings of $9.6 million over four years from efficiencies delivered from within the Commission for Children and Young People and Child Guardian’s operations.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Grants Funding Efficiencies	—	(30,350)	(38,450)	(95,450)	(95,450)

The Government will achieve savings of $259.7 million over four years from efficiencies gained in the delivery of services in the non Government sector by ceasing or reducing funding for lower priority projects and services and requiring efficiency improvements from State funded organisations. State funding for specialist disability services will increase by 3% from $931 million in 2011-12 to almost $959 million in 2012-13.

31	Budget Measures 2012-13

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Grants Funding Reprioritisation	—	(35,200)	(24,500)	(24,500)	(24,500)

The Government will achieve savings of $108.7 million over four years from existing uncommitted grants funding returned to Government.

Budget Measures 2012-13	32

Department of Community Safety

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Human Resources / Payroll Solution	—	10,000	30,000	30,000	30,000

The Government will provide funding of $100 million over four years towards a Human Resources Payroll Solution to replace systems implemented in the early 1990s. This may include outsourcing the service to the private sector.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Academy of Disaster Management	—	2,750	2,750	2,750	2,750

The Government will provide additional funding of $11 million over four years to enhance disaster management training by expanding available educational options to improve the State’s preparedness to respond to natural disasters.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
New State Emergency Service Headquarters for Cairns	—	1,250	—	—	—

The Government will provide funding of $1.3 million in 2012-13 to deliver a State Emergency Service Headquarters based in Cairns.

33	Budget Measures 2012-13

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
2011-12 Deficit Reduction	(11,677)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $11.7 million were achieved through management of expenditure in areas such as overtime and supplies and services, savings in the delivery of training services and through minor programme changes. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Darling Downs and Capricornia Correctional Centres	—	(405)	(1,593)	(1,713)	(1,713)

The Government will achieve savings of $5.4 million over four years from the closure of Darling Downs Correctional Centre (including the dairy farm) and the dairy at Capricornia Correctional Centre. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Reduction in Prison Industry Activities	—	(1,731)	(3,463)	(3,463)	(3,463)

The Government will achieve savings of $12.1 million over four years from a reduction in the operation of prison industry activities from seven days a week to five days a week.

Budget Measures 2012-13	34

Department of Education, Training and Employment

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Capital and Maintenance Priorities	—	50,536	—	—	—

The Government will provide additional funding of $50.5 million in 2012-13 to address capital and unaddressed maintenance backlogs neglected by the former Government. Sale proceeds from surplus land will be applied to fund this measure which can be found in Chapter 3 Capital Measures.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Building Queensland Schools of the Future	—	18,750	18,750	18,750	30,000

The Government will provide $86.3 million over four years to provide better infrastructure and planning for Queensland non-state schools and for the community. Total funding for this project is $115 million. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Literacy and Numeracy	—	6,500	6,500	6,500	6,500

The Government will provide additional funding of $6.5 million per annum ongoing to enable principals to select tailored literacy and numeracy programs that are matched to the needs of their students.

35	Budget Measures 2012-13

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Boosting Teacher Aide Hours for Prep	—	4,950	10,296	16,061	22,272

The Government will provide $31.3 million from 2012-13 to 2014-15 and $22.3 million ongoing from 2015-16 to rollout the equivalent of a full time teacher aide to an additional 150 Prep classes each year in areas of greatest need. From 2013, this funding will support an additional 2,341 teacher aide hours a week and by 2015-16 it will support up to 9,000 extra teacher aide hours per week.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Tablet Technology for Special Needs Students (e-learning for Special Needs Students)	—	3,535	—	—	—

The Government will provide $3.5 million to provide every Queensland State Special School with 20 tablets for students’ use and every school offering a special education program with 10 tablets for use by students with special needs.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Independent Public Schools	—	3,000	4,500	6,000	7,500

The Government will provide $13.5 million from 2012-13 to 2014-15 and $7.5 million ongoing from 2015-16 to support the transition and ongoing operation of 120 state schools that will become Independent Public Schools.

Budget Measures 2012-13	36

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Queensland Schools Plan Commission	—	2,000	1,000	1,000	—

The Government will provide $4 million over three years for the Queensland Schools Plan Commission. The Commission will streamline and coordinate the processes for the planning, establishment and expansion of government and non-government schools across Queensland.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Supporting Queenslanders with a Disability (Speech Pathologists)	—	1,408	3,154	3,162	3,162

The Government will provide increased funding of $10.9 million over four years to expand support for children with disabilities. This funding will support an additional 30 speech language pathologists in Queensland state schools to assist students facing learning challenges.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Supporting Women in the Professions	—	1,149	2,396	3,228	3,227

The Government will provide $10 million over four years to fund 500 University scholarships of up to $20,000 in male dominated fields experiencing skills shortages.

37	Budget Measures 2012-13

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Step Up into Education	—	1,000	1,000	1,000	1,000

The Government will provide additional funding of $4 million over four years to implement a program which supports children in areas of disadvantage to prepare for school and encourages parents to become more involved in their child’s learning journey.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Co-location of Secondary and Tertiary Facilities	—	500	—	—	—

The Government will provide additional funding of $0.5 million in 2012-13 to develop a business case to establish a co-located high school at James Cook University in Townsville.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Chaplaincy in Schools	—	250	250	250	250

The Government will provide additional funding of $1 million over four years to support schools with access to chaplaincy services.

Budget Measures 2012-13	38

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Strengthening Queensland Families - Protecting Our Children	—	250	250	250	250

The Government will provide $1 million over four years to develop a school education program to arm children with knowledge to protect themselves and encourage reports of suspected abuses and sexual assault. This funding also includes the delivery and implementation of the Daniel Morcombe Child Safety Curriculum.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Clubs Grant Initiative	—	155	—	—	—

The Government will provide a total of $0.16 million to The Gap Pastime Soccer Club to enter an agreement with Payne Road State School to install new lighting on the school’s sports oval and to Mitchelton State High School to run a breakfast program to provide a nutritious start to the day for children from disadvantaged families.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Centenary of ANZAC - School Study Tour	—	136	118	746	—

The Government will provide $1 million over three years to sponsor delegations of Queensland high school students to travel to ANZAC Day ceremonies at Gallipoli and the Western Front from 2013 to 2015.

39	Budget Measures 2012-13

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
2011-12 Deficit Reduction	(9,900)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $9.9 million were achieved as a result of lower than budgeted program costs, unfilled vacancies and reduced business costs. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Pathway to a Skilled Trade Future - 10,000 Apprentices Boost	—	—	—	8,000	16,400

The Government will provide up to $86 million from 2014-15 to 2017-18 to support 10,000 additional apprentices.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Employment Programs	—	(53,800)	(81,300)	(76,300)	(76,300)

The Government will achieve savings of $287.7 million over four years by ceasing state employment programs which are appropriately the responsibility of the Australian Government.

Budget Measures 2012-13	40

Department of Energy and Water Supply

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Water Rebate	—	92,000	—	—	—

The Government will provide additional funding of $92 million in 2012-13 to deliver rebates of up to $80 per domestic water connection in South East Queensland.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Compensation for Tariff Freeze	—	63,000	—	—	—

The Government will provide one-off additional funding of $63 million in 2012-13 to compensate electricity retailers, including Ergon Energy Corporation Limited, for foregone revenue under the Government’s freeze on the standard residential electricity tariff (Tariff 11). The only cost increase consumers will incur is the carbon tax impact from the Australian Government.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Coal Seam Gas Regulation	—	500	—	—	—

The Government will provide additional funding of $0.5 million in 2012-13 (a total of $3.6 million across departments) to contribute towards the cost of Coal Seam Gas regulation. A whole-of-Government integrated fee to be led by the Department of State Development, Infrastructure and Planning, to recover the full cost of regulatory and administrative coal seam gas related activities is to commence from 1 July 2013.

41	Budget Measures 2012-13

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
2011-12 Deficit Reduction	(582)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $0.58 million were achieved in 2011-12 from the cancellation of a communications program and adjustments to the National Framework for Energy Efficiency work program. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Australian Energy Market Commission	—	—	(4,500)	(4,500)	(4,500)

The Government approved that Queensland’s funding contribution of $4.5 million per annum for the Australian Energy Market Commission be industry funded from 2013-14 onwards.

Budget Measures 2012-13	42

Department of Environment and Heritage Protection

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Industry Driven Waste Strategy	—	4,510	3,510	3,510	3,510

The Government will provide additional funding of $15 million over four years to work with waste generators to develop a strategy to implement industry driven waste reduction solutions.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Everyone’s Environment - Cleaning up our Backyards	—	3,000	—	—	—

The Government will provide additional funding of $3 million to improve the health and vitality of Queensland’s natural environment. It will focus on practical local actions, by working with local community and environmental groups as well as larger environmental organisations. An additional $9 million will be reallocated toward this measure, bringing total funding to $12 million over three years.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Coal Seam Gas Regulation Program	—	2,800	—	—	—

The Government will provide additional funding of $2.8 million in 2012-13 ($3.6 million in total across departments) to contribute towards the costs of Coal Seam Gas regulation. A whole-of-Government integrated fee to be led by the Department of State Development, Infrastructure and Planning, to recover the full cost of regulatory and administrative coal seam gas related activities is to commence from 1 July 2013. The revenue component of this measure can be found in Chapter 4 Revenue Measures.

43	Budget Measures 2012-13

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Protecting Cape York - With Locals, Not Against Them	—	1,400	2,800	4,200	4,200

The Government will provide increased funding of $12.6 million over four years to engage 40 additional Indigenous Rangers. The Rangers will focus on the protection of our pristine waterways, protected species and National Park management on Cape York. An additional $4.2 million over three years has been reallocated from the Environmental Initiatives Fund towards the Protecting Cape York program, bringing total funding to $16.8 million.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Investing in our Environment for the Future (Healthy Waterways Program)	—	1,000	—	—	—

The Government will provide increased funding of $1 million in 2012-13 towards the South East Queensland Healthy Waterways Partnership, continuing the commitment for government-community collaboration to improve the health of the catchments and rivers of South East Queensland.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Investing to Protect our Koalas	—	1,000	1,000	1,000	1,000

The Government will provide increased funding of $4 million over four years with a focus on habitat connectivity for Koala preservation. An additional $5.4 million over three years has been reallocated from the Environmental Initiatives Fund towards this measure. The capital component of this measure can be found in Chapter 3 Capital Measures.

Budget Measures 2012-13	44

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Improved Crocodile Management with an Increased Focus on Public Safety	—	380	380	380	380

The Government will provide additional funding of $1.5 million over four years towards improved crocodile management in Queensland with a focus on public safety and the long term sustainability of Queensland’s crocodile population.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
2011-12 Deficit Reduction	(2,900)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $2.9 million were achieved in 2011-12 through accommodation measures and efficiencies in the delivery of the Tweed River Entrance Sand Bypassing Project and the Kirra Beach Restoration Project. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Cape York World Heritage Listing	—	—	—	—	—

The Government approved funding of $0.6 million in 2012-13 to be reallocated from the Environmental Initiatives Fund towards the process for assessing suitable areas for listing as World Heritage Areas on Cape York Peninsula. The process will include consultation with traditional owners and other stakeholders.

45	Budget Measures 2012-13

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Environment for the Future Nature Refuges	—	—	—	—	—

The Government approved funding of $7.4 million over three years to be reallocated from the Environmental Initiatives Fund towards the Environment for the Future - Nature Refuges program. The program provides financial incentives to landholders to secure legally binding nature refuge agreements over land for its conservation.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Finalise Waste Levy Advance	—	—	—	—	—

The Government will use the 2011-12 waste levy surplus to repay funds advanced for the implementation of the previous Government’s Industry Waste Levy.

Budget Measures 2012-13	46

Department of Housing and Public Works

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Cyclone Shelter Maintenance	—	500	720	870	1,040

The Government will provide additional funding of $3.1 million over four years for the maintenance of 10 State owned cyclone shelters to ensure that they are continually operationally ready.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
2011-12 Deficit Reduction	(2,200)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $2.2 million were delivered from a range of programs and projects. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Tenant Advice and Advocacy Service	—	—	—	—	—

The Government will discontinue the Tenant Advice and Advocacy Service grant program from 31 October 2012. Funding of $18.9 million over four years from 2012-13 previously applied to this program will be reallocated to social and affordable housing to maximise assistance to people in housing need.

47	Budget Measures 2012-13

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
William Street Building	—	(500)	—	—	—

The Government will achieve savings of $0.5 million in 2012-13 from the William Street Government office building project. These savings will be allocated for planning and development relating to the Government Precinct Redevelopment measure which can be found in the Queensland Treasury and Trade section of this chapter.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Bowen Hills Government Office Building	—	(7,000)	—	—	—

The Government will achieve savings of $7 million in 2012-13 from the termination of a contract to purchase land from Queensland Rail Limited, following a decision not to proceed with construction of a new Government office building at Bowen Hills. The capital component of this measure can be found in Chapter 3 Capital Measures.

Budget Measures 2012-13	48

Department of Justice and Attorney-General

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Queensland Child Protection Commission of Inquiry	—	6,000	—	—	—

The Government will provide additional funding of $6 million in 2012-13 to review the progress of the implementation of the Forde Inquiry and the Crime and Misconduct Commission Inquiry and to chart a new road map for child protection over the next decade. The Commission of Inquiry will provide independent and comprehensive advice that will enable government to determine the most effective and efficient design for a contemporary, high performing and sustainable child protection system.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Additional Supreme Court Judge	—	1,007	1,007	1,007	1,007

The Government will provide additional funding of $1 million per annum to address workload pressures for the Supreme Court and assist in trials commencing as soon as possible.

49	Budget Measures 2012-13

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Boot Camp for Youth Offenders	—	1,000	1,000	—	—

The Government will provide additional funding of $2 million over two years to deliver a boot camp program to young people at high-risk of reoffending. The program will include physical activity, intervention measures and family support. This will be followed by ongoing support, monitoring and after care and completed with a mentoring program to support the young person to not reoffend.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Coroner’s Office for Central Queensland	—	1,000	1,000	1,000	1,000

The Government will provide additional funding of $1 million per annum to establish a permanent Central Queensland Coroner’s office to help reduce waiting times in the finalisation of these sensitive matters. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Expanding the Role of the Justice of the Peace	—	500	1,000	1,000	1,000

The Government will provide increased funding of $3.5 million over four years to enhance and refocus the role of the Justice of the Peace in the community, including trialling the expansion of the role of JP (Magistrates Court) to hear minor civil disputes in the Queensland Civil and Administrative Tribunal.

Budget Measures 2012-13	50

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Victims of Crime Support	—	500	500	500	500

The Government will provide increased funding of $2 million over four years to support victims of crime who may have been directly or indirectly affected by violent crime.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
2011-12 Deficit Reduction	(8,000)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $8 million were achieved from projects relating to Liquor and Gaming activities and operational savings across all areas of the department. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Supporting Queensland Women’s Legal Service	—	—	250	250	—

The Government will provide increased funding of $0.5 million over two years to support vulnerable Queensland women with assisted legal advice sessions, telephone support service and to assist women suffering from violence and abuse. An additional $0.25 million in 2012-13 will be allocated from the Legal Practitioner Interest on Trust Accounts Fund towards this measure bringing the total funding to $0.75 million.

51	Budget Measures 2012-13

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Court Diversion and Referrals	—	(5,015)	(10,226)	(10,226)	(10,226)

The Government will achieve savings of $5 million in 2012-13 and $10.2 million per annum from 2013-14 from changes to court diversion programs and referrals.

Budget Measures 2012-13	52

Department of Local Government

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Local Government Graffiti Removal Grants	—	2,000	2,000	2,000	2,000

The Government will provide additional funding of $8 million over four years to assist local governments with graffiti removal.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Beautification of Rosalie Village and Park Road Milton	—	300	—	—	—

The Government will provide additional funding of $0.3 million to assist in the beautification of precincts at Rosalie Village and Park Road, Milton in response to the damage caused by the Brisbane floods.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
2011-12 Deficit Reduction	(8,895)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $8.9 million were achieved from finalised grant programs and projects and through management of staff vacancies. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process.

53	Budget Measures 2012-13

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Floods Commission of Inquiry	—	—	—	—	—

The Government approved funding of $40 million over three years reallocated from the Local Government Grants and Subsidies Program to provide financial assistance to local governments to implement the recommendations of the Queensland Floods Commission of Inquiry.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Torres Strait Major Infrastructure Program	—	—	—	—	—

The Government approved the allocation of $13.2 million from the Local Government Grants and Subsidies Program and $8 million from the Indigenous State Infrastructure Program over three years for stage five of the Torres Strait Major Infrastructure Program (MIP). The MIP provides environmental health related infrastructure projects in the Torres Strait region, including water supply, sewage, waste management, roads, drainage and serviced lots for housing.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Grants and Subsidies Programs	—	(11,617)	(15,701)	(15,978)	(16,337)

The Government will achieve savings of $59.6 million over four years from grants and subsidies programs. The Government will continue to provide $93.5 million over three years to ensure that Indigenous communities most in need of support will be provided funding to achieve living standards and life opportunities which are equal to other Queensland communities. The implementation of the Queensland Floods Commission of Inquiry will also still be delivered as shown in this chapter.

Budget Measures 2012-13	54

Department of National Parks, Recreation, Sport and Racing

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Rejuvenating Queensland Racing	—	2,500	2,500	—	—

The Government will provide additional funding of $5 million over two years to the Queensland Thoroughbred Investment Scheme to further support the Queensland thoroughbred industry.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Protecting Cape York - Joint Management with Traditional Owners	—	2,302	—	—	—

The Government approved $2.3 million in 2012-13 for the tenure resolution process for additional state land dealings included in the Cape York joint management model. Total funding for this measure is $6.3 million. Further funding for this measure can be found in the Department of Aboriginal and Torres Strait Islander and Multicultural Affairs section of this chapter and the Department of National Parks, Recreation, Sport and Racing section of Chapter 3 Capital Measures.

55	Budget Measures 2012-13

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Improved Fire Management in National Parks	—	1,500	1,383	1,276	1,276

The Government will provide additional funding of $5.4 million over four years towards improving fire management activities, continuing the development of the Bioregional Planned Burn Guidelines and delivering the specialised Fire Training program for Rangers.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Rejuvenating Country Racing in Queensland	—	1,000	1,000	1,000	1,000

The Government will provide additional funding of $4 million over four years to support country racing, facilitating 20 additional country race meetings per year.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Coal Seam Gas Regulation Program	—	250	—	—	—

The Government will provide funding of $0.25 million in 2012-13 ($3.6 million in total across Departments) to contribute towards the costs of Coal Seam Gas Regulation. A whole-of-Government integrated fee to be led by the Department of State Development, Infrastructure and Planning, to recover the full cost of regulatory and administrative coal seam gas related activities is to commence from 1 July 2013.

Budget Measures 2012-13	56

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Club Grants	—	100	—	—	—

The Government will provide increased funding of $0.1 million towards the construction of new dressing sheds and storage rooms to be built near the current GPS Rugby clubhouse at the Ashgrove sportsground.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
2011-12 Deficit Reduction	(2,850)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, $2.9 million in savings was identified from unspent program allocations. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Get in the Game	—	—	—	—	—

The Government approved funding of $18 million over three years to be reallocated to increase participation in sport and recreation. The focus is on assisting children who cannot afford to access participation opportunities and supporting clubs to fund equipment and participation programs and in developing minor infrastructure.

57	Budget Measures 2012-13

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
North Stradbroke Island Strategy	—	—	—	—	—

The Government approved funding of $7.3 million over three years to be reallocated from the Environmental Initiatives Fund towards the Government’s strategy to protect North Stradbroke Island by implementing the Indigenous Management Agreement and managing the recently declared national park and recreation areas with traditional owners. Total funding for this measure is $13.2 million over three years. Further funding for this measure can be found in the Department of Natural Resources and Mines and Department of State Development, Infrastructure and Planning sections of this chapter.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Volunteering in National Parks	—	—	—	—	—

The Government approved funding of $1.5 million over three years to be reallocated to engage four Friends of Parks coordinators and a Queensland Parks and Wildlife Service Conservation Volunteer Coordinator. The coordinators will facilitate volunteer and eco-holiday partnerships to help protect and enhance our National Parks.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Active Recreation Centre	—	(200)	(1,156)	(1,156)	(1,156)

The Government will achieve savings of $0.8 million over four years through the competitive outsourcing of catering services requirements at Tallebudgera Active Recreation Centre and a further $2.9 million over three years through the alternative management arrangements for Leslie Dam, Magnetic Island and Yeppoon Active Recreation Centres.

Budget Measures 2012-13	58

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Queensland Parks and Wildlife Service Management Efficiencies	—	(1,000)	(1,150)	(1,400)	(1,650)

The Government will achieve savings of $5.2 million over four years through improvements in the Queensland Parks and Wildlife Service (QPWS) Permitting Systems, the streamlining of National Park Management Plans and a reduction in the QPWS vehicle costs from improving fleet management.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Sport and Recreation Services Programs	—	(1,840)	(2,140)	(1,840)	(2,140)

The Government will achieve savings of $8 million over four years from the abolition of non-core sporting services including drug testing, as this is an Australian Government responsibility.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Major Facilities Program	—	(2,000)	—	—	—

The Government will achieve savings of $2 million in 2012-13 through the discontinuation of programs committed by the former Government but never actioned.

59	Budget Measures 2012-13

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Stadiums Queensland	—	(5,400)	—	—	—

The Government will achieve savings of $5.4 million in 2012-13 through the identification of operational and capital efficiencies including the cancellation of the Sleeman Winter Olympic Ski jump facility.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Sport and Recreation Infrastructure Program	—	(10,000)	(10,000)	(10,000)	(10,000)

The Government will achieve savings of $40 million over four years through a reduction in the Sport and Recreation Infrastructure Program from $20 million per annum to $10 million per annum.

Budget Measures 2012-13	60

Department of Natural Resources and Mines

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
2011-12 Deficit Reduction	(350)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $0.2 million were achieved from the transitioning of Category 2 water authorities and river improvement trusts to non-statutory arrangements or to local government, and savings of $0.15 million from legal costs relating to land valuation appeals. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
North Stradbroke Island Protection Strategy	—	—	—	—	—

The Government approved funding of $4.9 million over three years to be reallocated from the Environmental Initiatives Fund towards the Government’s strategy to protect North Stradbroke Island. In particular, this funding will be used to negotiate mining issues, manage Indigenous Land Use Agreement implications and coordinate the strategy. Total funding for this measure is $13.2 million over three years. Further funding for this measure can be found in the Department of National Parks, Recreation, Sport and Racing and Department of State Development, Infrastructure and Planning sections of this chapter.

61	Budget Measures 2012-13

Department of Science, Information Technology, Innovation and the Arts

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
GovNet Core Operational Funding	—	2,000	1,000	—	—

The Government will provide additional funding of $3 million over two years for the continuation of GovNet, an ICT capability providing a whole-of-Government portal for Queensland Government agencies, supporting service delivery to the community and securing inter-agency access and connectivity.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Regional Arts Fund	—	750	750	750	750

The Government will provide additional funding of $3 million over four years to extend the reach of current touring programs and to ensure that major State companies such as the Queensland Theatre Company, Queensland Ballet, Queensland Symphony Orchestra and Opera Queensland are supported to tour annually to regional Queensland.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Super Star Fund	—	750	750	750	750

The Government will provide additional funding of $3 million over four years to support local companies to feature internationally renowned artists in productions exclusive to Queensland.

Budget Measures 2012-13	62

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
2011-12 Deficit Reduction	(6,135)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $6.1 million were achieved mainly from efficiencies achieved in the Queensland State Archives, Information and Communications Technology and Innovation projects. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Institute of Tropical Health and Medicine	—	—	6,590	13,300	22,230

The Government will provide additional funding of $42.1 million over three years, towards the establishment of the Australian Institute of Tropical Health and Medicine. This investment by Government will support the establishment of the Institute and will strengthen the State’s readiness to combat biosecurity risks.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Arts Grant Program	—	(526)	(3,193)	(4,853)	(3,822)

The Government will achieve savings of $12.4 million over four years through limited reductions to a number of Arts grant programs.

63	Budget Measures 2012-13

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Cessation of Art+Place Grant Program	—	(4,000)	(3,560)	—	—

The Government will achieve savings of $7.6 million from the bringing forward of the cessation of the Art+Place grant program to 2011-12 from 2014-15.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Innovation Grants	—	(14,830)	(5,479)	(300)	(100)

The Government will achieve savings of $20.7 million over the next four years from the Smart State and Proof of Concept/Commercialisation Champions grant programs.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Revision of Cairns Entertainment Precinct	—	(26,586)	(18,356)	(12,363)	—

The Government will achieve savings of $57.3 million over three years by not proceeding with the Cairns Entertainment Precinct. The Government will work with Cairns Regional Council to identify other investment options to bolster the local economy.

Budget Measures 2012-13	64

Department of State Development, Infrastructure and Planning

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Royalties for the Regions	—	60,000	61,000	110,000	190,000

The Government will provide additional funding of $421 million over four years for infrastructure, road and floodplain security projects in Queensland’s regional communities. The funding provided will benefit communities that support resource projects. Funding will be contestable and will support strategic projects that generate value for money outcomes and build capacity and sustainability in regional areas. Total funding for the Royalties for Regions program is $495 million. The capital component of this measure can be found in the Department of Transport and Main Roads section of Chapter 3 Capital Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Land Supply, Economic and Regional Development Initiatives	—	10,000	50,000	25,000	—

The Government will provide additional funding of $85 million over three years to develop residential and industrial properties to address supply stresses due to mining in specific regional areas as well as address priority regional and economic initiatives.

65	Budget Measures 2012-13

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Establishment of Gasfields Commission	—	2,500	—	—	—

The Government will provide additional funding of $2.5 million in 2012-13 to establish the Gasfields Commission which will assist in balancing the needs of the resource and agricultural sectors, particularly in relation to issues surrounding coal seam gas water, groundwater, land access and strategic cropping land. The Commission is to be industry funded going forward, with funding options currently being explored.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
State Development Areas Property Management	—	800	800	800	800

The Government will provide increased funding of $3.2 million over four years to manage the properties owned by the Coordinator-General in the state development areas of Abbot Point, Gladstone and Townsville including infrastructure corridors, to ensure the Government is a good neighbour.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Gladstone State Development Area (Targinie)	—	111	111	111	—

The Government will provide increased funding of $0.33 million over three years to finalise land acquisitions in the Targinie Precinct.

Budget Measures 2012-13	66

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
2011-12 Deficit Reduction	(8,918)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $8.9 million were achieved from various programs including planning activities being undertaken by Growth Management Queensland and reduced travel, consultancy, printing, advertising, as well as staffing costs for the Queensland Reconstruction Authority. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Fast Tracking Regional Land Use Planning	—	—	—	—	—

The Government approved funding of $4 million in 2012-13 to be reallocated to fast track statutory regional land use planning in the Darling Downs and Central Queensland (including the Golden Triangle and Scenic Rim regions).

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
North Stradbroke Island Land Use Planning	—	—	—	—	—

The Government approved funding of $1 million over three years to be reallocated from the Environmental Initiatives Fund towards the Government’s strategy to protect North Stradbroke Island. The Government will implement the ‘Heads of Agreement’ which is an Indigenous Land Use Agreement between local government, the State and the Quandamooka People of North Stradbroke Island to address land use planning issues. Total funding for this measure is $13.2 million over three years. Further funding for this measure can be found in the Department of Natural Resources and Mines and Department of National Parks, Recreation, Sport and Racing sections of this chapter.

67	Budget Measures 2012-13

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Wild Rivers Development - Indigenous Business	—	(125)	—	—	—

The Government will achieve savings of $0.13 million in 2012-13 relating to a two year joint Commonwealth/State Wild Rivers Indigenous Business Initiative for communities on Cape York and the Gulf. Any potential impacts will be addressed through the proposed BioRegional Management Plans.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Legal Costs	—	(725)	(369)	(230)	(230)

The Government will achieve savings of $1.6 million over four years in legal fees associated with land acquisitions and projects across State Development Areas.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Industry Support Grants	(500)	(1,982)	(4,133)	(3,008)	(5,938)

The Government will achieve savings of $15.6 million over four years from industry support programs, primarily from uncommitted Queensland Investment Incentives Scheme funding.

Budget Measures 2012-13	68

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Business Development	—	(3,444)	(3,891)	(3,576)	(3,576)

The Government will achieve savings of $14.5 million over four years from the Significant Regional Projects Fund and Queensland Regional Development Initiative. In kind assistance to non-government regional development organisations and other organisations including local governments and Regional Development Australia Queensland Committees will continue.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Planning Functions	—	(4,870)	(4,828)	(250)	(250)

The Government will achieve savings of $10.2 million over four years from various planning activities relating to the former Government’s priorities, undertaken by Growth Management Queensland.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Queensland Fluoridation Program	—	(14,000)	—	—	—

The Government will achieve savings of $14 million in 2012-13 from a decision to make voluntary, the participation of councils in the Queensland Water Fluoridation Program. Approximately 87% of the State’s population is currently receiving fluoride through reticulated supplies. Funding is available to reimburse fluoride infrastructure costs for councils that opt to fluoridate water supplies.

69	Budget Measures 2012-13

Department of the Premier and Cabinet

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Public Sector Renewal Program	—	5,840	3,840	2,840	2,840

The Government will provide additional funding of $15.4 million over four years to enable the Public Sector Renewal Program to undertake operational efficiency reviews and provide recommendations on saving options.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Child Protection Commission of Inquiry - Legal Costs	—	3,000	—	—	—

The Government will provide additional funding of $3 million in 2012-13 for the State’s legal representation at the Queensland Child Protection Commission of Inquiry.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
ANZAC Centenary Commemoration	—	759	—	—	—

To mark 100 years since Queensland’s involvement in the First World War, the Government will provide additional funding of $0.76 million in 2012-13 to establish a team to undertake the initial planning and scoping phase of commemorative activities.

Budget Measures 2012-13	70

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
2011-12 Deficit Reduction	(4,360)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $4.4 million were achieved in 2011-12. This was sourced from operational efficiencies including the return of surplus funding associated with the Queensland Floods Commission of Inquiry and the successful bid to host the 2018 Gold Coast Commonwealth Games. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process.

71	Budget Measures 2012-13

Department of Tourism, Major Events, Small Business and the Commonwealth Games

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Tourism Investment Attraction	—	20,000	—	—	—

The Government will provide additional funding of $20 million in 2012-13 to implement a Tourism Investment Strategy focussing on destination marketing and inward tourism attraction.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Attracting Aviation Investment Fund	—	2,000	2,000	2,000	2,000

The Government will provide additional funding of $8 million over four years to assist airline route development in support of the tourism industry.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
2011-12 Deficit Reduction	(5,233)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $5.2 million were achieved across a range of programs. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process.

Budget Measures 2012-13	72

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
DestinationQ	—	—	—	—	—

The Government approved funding of $3 million over three years to be internally reallocated to support the DestinationQ project which aims to bring together key ministers, departments, local governments, industry associations and operators to harness growth opportunities in the tourism industry.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Events Queensland Funding	—	—	—	—	8,524

The Government will provide additional funding of $8.5 million in 2015-16 to meet existing Events Queensland Pty Ltd contractual obligations.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Improved Tourism Development and Marketing in Queensland	—	—	—	—	—

The Government approved funding of $3.9 million per annum to be internally reallocated by Tourism Queensland to support destination marketing through Regional Tourism Organisations.

73	Budget Measures 2012-13

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Industry First Response	—	—	—	—	—

The Government approved funding of $1.5 million in 2012-13 to be internally reallocated from Tourism Queensland to deliver outcomes from the DestinationQ action plan.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Integrated Service Delivery	—	(250)	(500)	(500)	(500)

The Government will achieve savings of $1.8 million over four years through revised arrangements for Integrated Service Delivery which delivers a whole-of-government business and industry web portal.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Small Business Training Programs	—	(452)	(704)	(704)	(704)

The Government will achieve savings of $2.6 million over four years from the cessation of Small Business Training Programs.

Budget Measures 2012-13	74

Department of Transport and Main Roads

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Upgrading Key Rail Crossings	—	42,500	—	81,500	—

The Government will provide additional funding of $124 million between 2012-13 and 2014-15 as a 50% contribution to the Brisbane City Council for the construction of a road over the rail lines at Telegraph Road, Bracken Ridge and Robinson Road, Geebung.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Road Maintenance	6,950	16,220	(8,670)	—	—

Funding of $14.5 million will be provided from 2011-12 to 2013-14 for road maintenance.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
National Heavy Vehicle Regulator	1,700	13,867	—	—	—

Funding of $15.6 million over two years is being contributed for Queensland to be the host jurisdiction of the National Heavy Vehicle Regulator (NHVR). This funding will help Queensland lead implementation of the NHVR and implement the National Heavy Vehicle Regulator legislation.

75	Budget Measures 2012-13

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Additional Frequency on the Ferny Grove Line	—	9,000	9,000	—	—

The Government will provide additional funding of $18 million over two years to trial doubling Monday to Friday off peak services on the Ferny Grove line by running a train every 15 minutes instead of every 30 minutes.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Discounted Weekly Fares - Nine Journeys	—	8,946	9,629	10,084	10,349

The Government will provide increased funding of $39 million over four years to allow passengers free travel on the TransLink network after nine journeys in a Monday to Sunday week. This initiative took effect from 25 June 2012.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Capping Future Public Transport Fare Increases	—	8,608	35,907	56,842	56,842

The Government will provide additional funding of $158.2 million over four years to halve the remaining two scheduled fare increases on the TransLink network from 15% to 7.5%. The fare increases are due for implementation in January 2013 and January 2014.

Budget Measures 2012-13	76

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Flashing Lights in School Zones	—	1,500	2,250	3,000	750

The Government will provide additional funding of $7.5 million over four years to provide flashing light speed limit signs in school zones on local government roads. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Interstate Road Transport Grant	(43)	301	695	1,143	1,652

Funding of $3.7 million over five years will be provided for maintenance on designated national highways.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Turnaround Parking at Mount Gravatt State School	—	100	400	—	—

The Government will provide additional funding of $0.5 million over two years to improve safety in pick-up and set-down areas of Mount Gravatt State School.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
2011-12 Deficit Reduction	(54,157)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $54.2 million were achieved from reduced travel, advertising, consultancy and employee expenditure, the cessation of some climate smart initiatives, the return of RoadTek interim dividend proceeds, savings on projects that were underspent and contingencies that were under utilised in 2011-12. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through

77	Budget Measures 2012-13

expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Black Spot Funding	—	—	—	12,179	12,179

Funding of $24.4 million over two years will be provided for the Black Spot program which targets those road locations where crashes are occurring. By funding measures such as traffic signals and roundabouts at dangerous locations, the program reduces the risk of crashes. The Black Spot Program makes an important contribution in reducing the road toll.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Transport Schemes	—	(2,583)	(13,054)	(13,128)	(13,206)

The Government will achieve savings of $42 million over four years through reform of the Taxi Subsidy Scheme; not proceeding with the former Government’s proposed payment to the taxi industry for transporting customers with wheelchairs; cessation of the Regional Airport Development Scheme; and cessation of the TravelSmart program.

Budget Measures 2012-13	78

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Revision of Transport Service Contract (TravelTrain)	—	(3,348)	(12,613)	(14,767)	(16,292)

The Government will achieve savings of $47 million over four years from payments to Queensland Rail Limited (Qld Rail) for the TravelTrain service which provides long-distance rail travel within Queensland. Under the Qld Rail Efficiencies Program, Qld Rail will implement a more efficient delivery of its services through reducing consumable spending, reducing senior executive positions and reducing head office and non-frontline staff. This will reduce its costs and the funding requirement from the Government.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Operational Efficiencies	—	(4,170)	(14,420)	(34,670)	(54,670)

The Government will achieve savings of $107.9 million over four years from operational efficiencies. The department commenced the implementation of a major reform of its procurement function on 1 July 2012. This will see the department implement a more efficient procurement model. Additional savings are due to ICT equipment efficiencies, excess annual leave reduction, vehicle savings and reduced plant expenditure.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
School Transport Assistance Scheme	—	(6,900)	(10,900)	(10,900)	(10,900)

The Government will achieve savings of $39.6 million over four years from the School Transport Assistance Scheme (STAS), including school bus route optimisation and ensuring that payments are no longer made in respect of students who have moved or, for other reasons of their own choosing, no longer require assistance through STAS.

79	Budget Measures 2012-13

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Revision of Transport Service Contract (CityTrain)	—	(10,789)	(40,641)	(47,583)	(52,496)

The Government will achieve savings of $151.5 million over four years from payments to Queensland Rail Limited (Qld Rail) for the CityTrain service which is provided to south-east Queensland. Under the Qld Rail Efficiencies Program, Qld Rail will implement a more efficient delivery of its services through reducing consumable spending, reducing senior executive positions and reducing head office and non-frontline staff. This will reduce its costs and the funding requirement from the Government.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Transport Service Contract (Rail Infrastructure)	—	(12,437)	(46,847)	(54,850)	(60,512)

The Government will achieve savings of $174.6 million over four years from payments for the Transport Services Contract (Rail Infrastructure) under which Queensland Rail Limited (Qld Rail) manages growth, capacity and access to the State’s non-coal rail transport infrastructure. Under the Qld Rail Efficiencies Program, Qld Rail will implement a more efficient delivery of its services through reducing consumable spending, reducing senior executive positions and reducing head office and non-frontline staff. This will reduce its costs and the funding requirement from the Government.

Budget Measures 2012-13	80

Electoral Commission of Queensland

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Administration Funding for Political Parties	—	(3,285)	(4,826)	(4,971)	(5,107)

The Government will achieve savings of $18.2 million over four years from the cessation of administration funding to political parties and independent members. Administrative payments for the period 1 July to 31 December 2012 of $252,600 to the Australian Labor Party, $1,049,500 to the Liberal National Party and $84,200 to Katter’s Australian Party were made on 11 July 2012.

81	Budget Measures 2012-13

Legislative Assembly of Queensland

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Additional Electorate Office Relocations and Minor Works	215	420	—	—	—

The Government is providing additional funding of $0.64 million over two years to meet the costs associated with electorate office accommodation, including relocation and signage resulting from the March 2012 state election.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Electorate Office Leasing Costs	298	298	298	298	298

The Government is providing increased funding of $0.3 million per annum to meet leasing costs associated with Members’ electorate offices.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Electorate Officer Severance Payments	2,311	—	—	—	—

The Government has provided additional funding of $2.3 million in 2011-12 to meet the unavoidable costs of electorate officer severance payments associated with the March 2012 State election.

Budget Measures 2012-13	82

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Members’ Resettlement Allowance	888	—	—	—	—

The Government has provided additional funding of $0.89 million in 2011-12 to meet costs associated with payment of Members’ Resettlement Allowance pursuant to the Members’ Entitlements Handbook.

83	Budget Measures 2012-13

Office of the Ombudsman

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
2011-12 Deficit Reduction	(130)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $0.13 million were achieved from travel and employee expenses. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process.

Budget Measures 2012-13	84

Public Service Commission

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Enhanced Employee Assistance Scheme	—	4,500	—	—	—

As part of the Government’s commitment to ensure employees are supported during workforce change, $4.5 million in 2012-13 will be provided for outplacement support services. These services will help identify employment pathways and provide skills that will assist employees compete for roles in the job market.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Queensland Legal Representation Industrial Relations Commission	—	1,000	—	—	—

The Government will provide additional funding of $1 million in 2012-13 to cover anticipated costs for legal advice and representation for enterprise bargaining agreements that are currently being negotiated.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
2011-12 Deficit Reduction	(480)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $0.48 million were achieved from ceasing a web upgrade project, rationalising operations and labour savings achieved by the early cessation of secondments. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process.

85	Budget Measures 2012-13

Queensland Health

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Boosting the Patient Travel Subsidy Scheme	—	13,464	26,049	30,887	27,300

The Government will provide increased funding of $97.7 million over four years to boost the Patient Travel Subsidy Scheme for rural and regional Queenslanders. An additional $8.6 million over three years from 2013-14 will be reallocated towards this measure.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Better Access to Specialist Care by Providing Extra Specialist Outpatient Services	—	12,000	—	—	—

The Government will provide increased funding of $12 million in 2012-13 for Better Access to Specialist Care by providing up to 40,000 extra public specialist outpatient services.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Better Access to Specialist Care through Increased General Practitioner Liaison Officers	—	4,020	—	—	—

The Government will provide additional funding of $4 million in 2012-13 for Better Access to Specialist Care by providing a General Practitioner (GP) liaison service at 20 public hospitals to improve GP referral processes across Queensland.

Budget Measures 2012-13	86

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Cairns Base Hospital - On the Path to “Tier One”	—	4,000	4,000	3,500	3,500

The Government will provide additional funding of $15 million over four years to put the Cairns Base Hospital on the Path to “Tier One” status. The additional funds will enable the recruitment of extra specialists and the revitalisation of frontline health services.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Townsville Paediatric Intensive Care Service	—	3,750	5,000	—	—

The Government will provide better access to children’s health services for North Queensland by committing additional funding of $8.8 million over two years for a Paediatric Intensive Care Service at the Townsville Hospital. An additional $6 million will be internally allocated towards this measure in 2014-15, bringing total funding to $14.7 million.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Mums and Bubs	—	3,500	5,185	8,541	11,714

The Government will provide $28.9 million over four years to enhance Maternal and Child Health Services to provide additional access to home visits and community clinics in the first 12 months following birth.

87	Budget Measures 2012-13

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Saibai Island Health Clinic	—	2,700	500	500	—

Funding of $3.7 million over three years will be provided for the Saibai Island Health Clinic.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
2011-12 Deficit Reduction	(20,844)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $20.8 million were achieved in 2011-12 through measures such as savings in non essential grants expenditure, non clinical travel, advertising and consultancies expenditure. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Access to Emergency Care - Increased Medical, Nursing and Allied Health Staff	—	—	—	20,195	20,668

The Government will provide additional funding of $40.9 million over two years for better access to emergency care through the introduction of best practice service delivery models. An additional $31.3 million over two years from 2012-13 will be reallocated towards this measure, bringing total funding to $72.2 million.

Budget Measures 2012-13	88

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Access to Emergency Care - The Provision of Elective Surgery by engaging Private Providers	—	—	—	13,750	13,750

The Government is providing increased funding of $27.5 million over two years from 2014-15 to build access to emergency care through the continuation and expansion of the Surgery Connect program. An additional $27.5 million over two years from 2012-13 will be reallocated towards this measure, bringing total funding to $55 million.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Reallocation to Frontline Health Services	25,844	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $25.8 million have been achieved from both services and capital expenditure, which are being redirected to the provision of front-line health services for Queenslanders.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Grants Review	—	(30,000)	(30,000)	(30,000)	(30,000)

Savings will be achieved from grants that do not support clinical services as part of a comprehensive review of Queensland Health’s grants program.

89	Budget Measures 2012-13

Queensland Police Service

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Policing in the 21st Century - 1,100 New Police Officers	—	20,196	24,923	43,840	57,961

The Government will provide additional funding of $146.9 million over four years to deliver an additional 1,100 new police officers by 2015-16. The total cost of this measure will be $358.3 million including growth funding provisions in the forward estimates.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Neighbourhood Watch	—	—	—	—	—

The Government approved funding of $4 million over four years to be internally reallocated to increase and revitalise frontline community crime prevention services through the Neighbourhood Watch and Crime Stoppers programs.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Police Helicopters	—	—	—	—	—

The Government approved funding of $18 million over four years to be internally reallocated to deliver increased police helicopter services on the Gold Coast and in South East Queensland. The helicopters will support safer communities by delivering air support to policing operations.

Budget Measures 2012-13	90

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
School Based Policing	—	—	—	—	—

The Government approved funding of $0.1 million over four years to be internally reallocated to strengthen the School Based Policing and Adopt a School programs. These programs help connect police to local schools and contribute to a crime prevention strategy fostering positive relationships between police and young people.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Discipline and Complaints Management System	—	(1,633)	(2,910)	(1,200)	(1,200)

The Government will achieve savings of $6.9 million over four years by not proceeding with information technology investment in the Discipline and Complaints Management System. The capital component of this savings measure can be found in Chapter 3 Capital Measures.

91	Budget Measures 2012-13

Queensland Treasury and Trade

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Allowance for the Cost of Redundancies	—	800,000	—	—	—

A reduction in employee expenses is a key component of the Government’s budget repair task. This will require a reduction in the number of public servants. An allowance of $800 million has been set aside in 2012-13 to meet the cost of redundancies. The degree to which this is required will depend upon the final reduction in the public service, and the extent to which the reduction in the public service is achieved through not extending temporary positions, or not filling permanent vacancies, rather than redundancies.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Advancing our Schools Maintenance Fund	—	50,000	100,000	—	—

The Government has allocated a further $150 million in grants to State Schools Parents and Citizen organisations (P&Cs). Funds are primarily directed to help meet maintenance backlogs. P&Cs can apply for funding of up to $160,000 per school. These funds combine with the Capital and Maintenance Priorities measure found in the Department of Education, Training and Employment section of this chapter to bring total new funding to $200 million.

Budget Measures 2012-13	92

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Road Safety	—	49,022	—	—	—

The Government approved funding of $49 million in 2012-13 to be allocated from revenues received from the Camera Detected Offences Program towards road safety, trauma recovery, rehabilitation services and the administration costs associated with infringements. The revenue component of this measure can be found in Chapter 4 Revenue Measures.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Elderly Parent Carer Innovation Trial	—	15,000	—	—	—

The Government has allocated $15 million to assist elderly parent carers of people with a disability to have certainty and security about who will care for their adult children with a disability after they no longer can. The trial will invest in or contribute to projects that provide new community living places; mixed disability and aged care developments; home modifications; and grants to elderly carers to assist in transition to new care arrangements.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Increased Revenue Compliance Activity	—	9,886	10,701	10,924	11,152

The Government will provide additional funding of $31.5 million over three years and $11.1 million per annum from 2015-16 to target serious non-compliance in payroll tax, royalties and high revenue value programs. The revenue component of this measure can be found in Chapter 4 Revenue Measures.

93	Budget Measures 2012-13

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
State Penalties Enforcement Registry Deficit Funding	—	9,000	—	—	—

The Government will provide additional funding of $9 million in 2012-13 as deficit funding while a fundamental review of the State Penalties Enforcement Registry is undertaken and reform proposals developed before the end of December 2012.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
State Penalties Enforcement Registry Trial	—	4,794	—	—	—

The Government will trial a fee for service arrangement with professional mercantile agents to act on behalf of Government to recover unpaid fines. The trial is expected to recover $47.3 million of unpaid fines in 2012-13.

	2011-12	2012-13	2013-14	2014-15	2015-16
	$’000	$’000	$’000	$’000	$’000
Government Precinct Redevelopment	—	3,200	200	50	50

The Government will provide additional funding of $3.5 million over four years for the planning and development of financing models as part of the Government Precinct Redevelopment. This will be funded from savings in the Boggo Road Redevelopment and William Street Building measures which can be found in the Department of Housing and Public Works section of this chapter and Chapter 3 Capital Measures. Savings in the order of $60 million per annum across the public sector accommodation portfolio are expected to be achieved from the more efficient use of office space - consistent with private sector standards. Savings derived from this initiative will be directed to regional priorities.

Budget Measures 2012-13	94

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Queensland Competition Authority - Office of Best Practice Regulation	—	2,500	3,200	3,200	3,200

The Government is providing funding of $2.5 million in 2012-13 rising to $3.2 million per annum from 2013-14 to establish and operate the Office of Best Practice Regulation.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Foodbowl to Asia - Tropical Pulses Research	—	1,000	1,900	1,900	—

The growing economies of Asia and the rising incomes of the population represent a historically significant opportunity for Queensland’s primary industries. Rising income levels are closely correlated with increased protein consumption, much of which will be satisfied through plant based proteins such as pulses (legumes, chickpeas, lentils, beans, etc). The Government will invest $4.8 million over three years in a partnership with the Queensland University of Technology to undertake research, commercialisation and technology transfer to help position Queensland as a leading exporter of pulses to Asia.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
2011-12 Deficit Reduction	(2,285)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $2.3 million were achieved in 2011-12 from reduced employee, consultancy, travel, sponsorship and shared service expenditure as well as savings returned from the Study Queensland Industry Council initiative. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process.

95	Budget Measures 2012-13

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Rescind the Extension to the Voluntary Separation Program	—	—	150,000	150,000	150,000

The Government decided not to proceed with the extension of the former Government’s Voluntary Separation Program on the basis that the program's design represented poor value for money for taxpayers.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Revenue Management System Infrastructure Replacement	—	—	500	1,701	1,701

The Government will provide additional funding of $0.5 million in 2013-14 and $1.7 million per annum over four years to upgrade the Revenue Management System allowing for the expansion of grants management and to undertake additional compliance activities.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Revisions to the First Home Owners Grant	—	(35,000)	(75,000)	(85,000)	(95,000)

The Government is targeting eligibility for the First Home Owners Grant to those buying or building new homes to support a more supply based response to the issue of home affordability. To support housing construction, a $15,000 First Home Owners Construction Grant will be introduced.

Budget Measures 2012-13	96

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Wages Policy	—	(50,000)	(148,000)	(302,000)	(323,000)

The Government has amended the Industrial Relations Act 1999 to require that the Queensland Industrial Relations Commission in arbitrating public sector disputes, consider the State’s financial position and fiscal strategy and the financial position of the public sector entity. This strengthening of the Industrial Relations framework has allowed the estimated cost of future Enterprise Bargaining (EB) agreements to be reduced. In the absence of securing EB outcomes consistent with the Government’s wages policy the reductions in the size of the public service would have to be even greater to achieve fiscal repair.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Agencies to Absorb Cost of Carbon Tax	—	(100,000)	(100,000)	(100,000)	(100,000)

The 2011-12 Mid Year Fiscal and Economic Review included a provision of $100 million per annum from 2012-13 for the cost to agencies of the introduction of the carbon tax from 1 July 2012. The Government has decided that agencies will need to absorb the impact of the tax, thereby reducing the cost to the Budget by $100 million per annum. In the absence of this measure the reduction in the size of the public service would have to be even greater to achieve fiscal repair.

97	Budget Measures 2012-13

3.	CAPITAL MEASURES

Introduction

The following tables present the relevant portfolio capital measures relating to decisions taken by the current Government since the 2011-12 Budget. This does not represent the full amount of additional funding provided to agencies since coming to office. For further explanation, refer to the Introduction and the Explanation of Scope and Terms in Chapter 1.

Budget Measures 2012-13	98

Department of Communities, Child Safety and Disability Services

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
2011-12 Deficit Reduction	(2,339)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $2.3 million were achieved in Neighbourhood and Community Centre construction costs and in Information and Communications Technology costs. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Reduction in Uncommitted Capital Funding	—	(15,239)	(4,000)	(4,000)	(4,000)

The Government has reduced equity funding to the Department against which no commitments have been made.

99	Budget Measures 2012-13

Department of Community Safety

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Darling Downs and Capricornia Correctional Centres	—	—	(1,130)	—	—

The Government will achieve savings of $1.1 million in 2013-14 from the sale of the Darling Downs Correctional Centre and dairy farm property and the sale of the dairy at Capricornia Correctional Centre. The expense component of this measure can be found in Chapter 2 Expense Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Natural Disaster Relief and Recovery Arrangements Database	(300)	—	—	—	—

The Government will achieve savings of $0.3 million in 2011-12 from the development of the Natural Disaster Relief and Recovery Arrangements database.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Land and Property Consolidation	—	(2,220)	(3,515)	—	—

The Government will achieve savings of $5.7 million over two years from land and property sales.

Budget Measures 2012-13	100

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Depreciation Funding — Queensland Emergency Operations Centre	—	(3,975)	(3,975)	(3,975)	(3,975)

The Government will achieve savings of $15.9 million over four years from the depreciation provision related to the Queensland Emergency Operations Centre.

101	Budget Measures 2012-13

Department of Education, Training and Employment

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Building Queensland Schools of the Future	—	6,250	6,250	6,250	10,000

The Government will provide $28.8 million over four years to provide better infrastructure and planning for Queensland state schools and for the community. Total funding for this project is $115 million. The expense component of this measure can be found in Chapter 2 Expense Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
The Gap State High School Sports Hall	—	5,000	—	—	—

The Government will provide additional funding of $5 million in 2012-13 to build a new community sports hall at The Gap State High School.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Ashgrove State School	—	3,050	—	—	—

The Government will provide additional funding of $3.1 million in 2012-13 to Ashgrove State School to replace an existing building with a new two storey building incorporating additional classrooms to meet enrolment growth demands and to upgrade sporting facilities.

Budget Measures 2012-13	102

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Highfields State High School	—	500	6,000	27,000	1,500

The Government will provide additional funding of $35 million over four years to build a new State high school at Highfields to meet enrolment growth demands in the Toowoomba region. Construction will commence in 2013 with Years 7 and 8 facilities opening in 2015.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Sale Proceeds from Surplus Land	—	(50,536)	—	—	—

The Government will achieve savings of $50.5 million as a result of the disposal of land surplus to the department’s requirements. These sale proceeds will be applied to fund the Capital and Maintenance Priorities measure which can be found in Chapter 2 Expense Measures.

103	Budget Measures 2012-13

Department of Environment and Heritage Protection

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Environment for the Future Land Acquisitions	—	—	—	—	—

The Government approved funding of $17.2 million over three years to be reallocated from the Environmental Initiatives Fund towards the acquisition of new national parks in order to protect and conserve Queensland’s valuable biodiversity for future generations.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Investing to Protect our Koalas	—	—	—	—	—

The Government approved funding of $17.1 million over three years to be reallocated from the Environmental Initiatives Fund towards the acquisition of koala habitat with the goal of increasing koala habitat to halt the serious decline in koala population. The expense component of the measure can be found in Chapter 2 Expense Measures.

Budget Measures 2012-13	104

Department of Housing and Public Works

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
2011-12 Deficit Reduction	(3,045)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $3 million were delivered mainly from the William McCormack Place project, the Thursday Island Government office building, the Lift Modernisation Program and the Mareeba Government office building refurbishment. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process. The expense component of this measure can be found in Chapter 2 Expense Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Government Owned Caravan Parks	—	—	—	—	—

The Government will sell three government-owned caravan parks. Funds realised from the sale will be directed to purchase and construct social housing. A restriction will be placed upon sale to enable any current resident to remain in the caravan park for a minimum period of 18 months from the date of ownership transfer.

105	Budget Measures 2012-13

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Lift Modernisation Program	—	(1,290)	—	—	—

The Government will achieve savings of $1.3 million in 2012-13 from the Lift Modernisation Program. These savings have been identified following a review of maintenance requirements and asset utilisation in Government buildings for 2012-13.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Boggo Road Redevelopment	—	(3,000)	—	—	—

The Government will achieve savings of $3 million in 2012-13 from the Boggo Road Urban Village Redevelopment project. These savings will be allocated for planning and development relating to the Government Precinct Redevelopment measure which can be found in Chapter 2 Expense Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Bowen Hills Government Office Building	(15,000)	(37,000)	(142,000)	(61,000)	—

The Government will achieve savings of $255 million over four years following a decision not to proceed with construction of a new Government Office Building at Bowen Hills. The expense component of this measure can be found in Chapter 2 Expense Measures.

Budget Measures 2012-13	106

Department of Justice and Attorney-General

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Coroner’s Office for Central Queensland	—	500	—	—	—

The Government will provide additional funding of $0.5 million in 2012-13 to establish a permanent Central Queensland Coroner’s office to help reduce waiting times in the finalisation of these sensitive matters. The expense component of this measure can be found in Chapter 2 Expense Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
2011-12 Deficit Reduction	(5,900)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $5.9 million were achieved from lower than anticipated project costs for the Birth, Deaths and Marriages information technology system revitalisation project and from a review of other information technology projects. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process. The expense component of this measure can be found in Chapter 2 Expense Measures.

107	Budget Measures 2012-13

Department of National Parks, Recreation, Sport and Racing

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Protecting Cape York — Joint Management with Traditional Owners	—	200	—	—	—

The Government approved $0.2 million in 2012-13 for the tenure resolution process for national park properties included in the Cape York joint management model. Total funding for this measure is $6.3 million. Further funding for this measure can be found in the Department of National Parks, Recreation, Sport and Racing and Department of Aboriginal and Torres Strait Islander and Multicultural Affairs sections of Chapter 2 Expense Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Active Recreation Centre Capital Works	—	—	—	—	—

The Government has approved expenditure in 2012-13 for capital works at Active Recreation Centres from the proceeds of sale of the Seaforth Recreation Centre.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Improved Access to National Parks	—	—	—	—	—

The Government has approved expenditure in 2012-13 for enhanced visitor infrastructure in National Parks by improving access and amenities in National Parks from the proceeds of sale of surplus property at Rainbow Beach.

Budget Measures 2012-13	108

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Queensland Parks and Wildlife Service Plant and Equipment Rationalisation	—	(300)	(300)	(300)	(300)

The Government will achieve savings of $1.2 million over four years from the rationalisation of the Queensland Parks and Wildlife Service plant and equipment requirements and increased efficiencies resulting from a review of equipment replacement schedules.

109	Budget Measures 2012-13

Department of Natural Resources and Mines

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Automated Titles System	—	2,550	2,407	505	—

The Government approved funding of $5.5 million over three years to develop the interface between the national electronic conveyancing platform and the Queensland Titles Registry’s Automated Titles System, and for additional IT upgrades to the system.

Budget Measures 2012-13	110

Department of Science, Information Technology, Innovation and the Arts

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
2011-12 Deficit Reduction	(6,774)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $6.8 million were achieved from the Knowledge Based Research and Business precinct at Boggo Road and from the GovNet project. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process. The expense component of this measure can be found in Chapter 2 Expense Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Water Harvesting Project	—	(1,200)	—	—	—

The Government will achieve savings of $1.2 million in 2012-13 from the return of funds allocated to the Water Harvesting project.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Musgrave Park Cultural Centre	—	(3,900)	—	—	—

The Government will achieve savings of $3.9 million in 2012-13 from not proceeding with the construction of the Musgrave Park Cultural Centre.

111	Budget Measures 2012-13

Department of State Development, Infrastructure and Planning

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Materials Transport and Services Corridor	—	19,500	—	4,500	—

The Government approved additional funding of $24 million over three years to secure land for the Callide to Gladstone Liquefied Natural Gas Corridor and Stanwell to Gladstone Infrastructure Corridor. Total funding for this project is $33 million of which $9 million is being received from LNG proponents. The revenue component of this measure can be found in Chapter 4 Revenue Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Land Supply Moranbah and Blackwater	—	15,000	—	—	—

The Government will provide additional funding of $15 million in 2012-13 to deliver housing allotments in Moranbah and Blackwater.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Townsville Eastern Port Access Corridor	—	6,000	—	—	—

The Government approved increased funding of $6 million in 2012-13 to finalise compensation payments for land acquisition in the Townsville State Development Area. This initiative will secure the rail portion of the proposed Townsville Eastern Port Access Corridor to respond to growth in the north-west and north-east Mineral Provinces.

Budget Measures 2012-13	112

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Gladstone State Development Area (Targinie)	—	5,000	3,282	2,000	—

The Government approved increased funding of $10.3 million over three years to secure land for future industry development of the Gladstone State Development Area (Targinie).

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Trinity Inlet Dredging	—	2,500	2,500	13,500	21,500

The Government will provide additional funding of $40 million over four years for dredging at Trinity Inlet to improve shipping access to Cairns Port.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
State Development Areas Property Management	—	200	200	200	200

The Government approved increased funding of $0.8 million over four years to meet capital upgrades to properties held by the Coordinator-General in the State Development Areas of Abbot Point, Gladstone and Townsville including infrastructure corridors.

113	Budget Measures 2012-13

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Mary Valley Revised Sales Strategy	—	—	—	—	—

The Government’s Mary Valley Economic Development Strategy is seeking to maximise economic development opportunities across the whole of the Mary Valley. This is aimed at revitalising the Valley, providing a sound investment platform and restoring community stability.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
South East Queensland Regional Recreational Trails	(320)	(1,000)	—	—	—

The Government will achieve savings of $1.3 million over two years from within the recreational trails project. The expense component of this measure can be found in Chapter 2 Expense Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Narangba Key Resource Area — Dedicated Haulage Road	—	(1,750)	—	—	—

The Government will achieve savings of $1.8 million in 2012-13 from the cessation of land acquisitions in the Narangba Key Resource Area.

Budget Measures 2012-13	114

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Gold Coast Showground Relocation	—	(15,000)	(10,000)	—	—

The Government will achieve savings of $25 million over two years from a decision to change the proposed site for a relocated Gold Coast Showground. The State is negotiating an alternate location with the Gold Coast City Council.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Revision of the Industrial Land Estates Construction Fund Reform	—	(103,000)	50,000	67,000	(14,000)

The Government will achieve savings through a revised rationalisation of properties held in the name of the Minister for Industrial Development of Queensland.

115	Budget Measures 2012-13

Department of Transport and Main Roads

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Upgrade the Bruce Highway	—	10,000	10,000	80,000	100,000

The Government will provide additional funding of $1 billion over 10 years to upgrade the Bruce Highway focusing on improving safety and flood immunity. This funding is subject to agreement with the Australian Government on a cost sharing arrangement and the works to be undertaken.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Managed Motorways	5,100	4,900	8,016	4,055	—

Funding of $22.1 million over four years is being provided for Managed Motorways. The objective of the Managed Motorways program is to deliver more efficient motorways through the application of smart infrastructure technologies to improve real-time management of major motorways. In Queensland, projects funded include the introduction of pole mounted variable speed limit signs, ramp signalling, travel time signs and variable message signs on the Gateway Motorway between the Bruce Highway and Nudgee.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Marine Infrastructure Fund ($30 million for Gold Coast Waterways)	—	3,500	4,500	4,500	4,500

The Government will provide additional funding of $17 million over four years to deepen the Gold Coast Broadwater and nearby waterways. An additional $13 million has also been reprioritised to fund this measure, bringing total funding to $30 million. Once created, responsibility for delivery of the Marine Infrastructure Fund will rest with the Gold Coast Waterways Authority.

Budget Measures 2012-13	116

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Marine Infrastructure Fund ($50 million for small marine infrastructure)	—	3,000	6,000	6,000	6,000

The Government will provide additional funding of $21 million over four years for the construction of new marine infrastructure, such as boat ramps, pontoons, fishing platforms and other infrastructure. An additional $29 million has also been reprioritised to fund this measure, bringing total funding to $50 million.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Upgrade Irvine Street — Samford Road & Glen Retreat Road — Samford Road Intersections	—	2,500	—	—	—

The Government will provide additional funding of $2.5 million in 2012-13 for upgrade works to be undertaken to improve safety and reduce congestion at the intersections of Irvine Street — Samford Road, Mitchelton and Glen Retreat Road — Samford Road, Mitchelton.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Heavy Vehicles Safety Program	1,775	2,032	6,110	4,082	4,090

Funding of $18.1 million over five years is being provided for the Heavy Vehicles Safety Program. Funding provided under this program is used for rest area projects; parking/decoupling bay projects; road enhancement projects; and/or technology trial projects.

117	Budget Measures 2012-13

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Flashing Lights in School Zones	—	500	750	1,000	250

The Government will provide additional funding of $2.5 million over four years to provide flashing light speed limit signs in school zones on state controlled roads. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Intersection and Roundabout Upgrades at Port Road and Cook Highway in Port Douglas	—	500	1,500	—	—

The Government will provide additional funding of $2 million over two years to undertake investigation, design and upgrade of the Captain Cook Highway and the Port Douglas Road intersection to improve safety.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
2011-12 Deficit Reduction	(32,800)	—	—	—	—

As part of the Government's commitment to reduce waste and improve efficiency, savings of $32.8 million were achieved from projects that were underspent and contingencies that were under utilised. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process. The expense component of this measure can be found in Chapter 2 Expense Measures.

Budget Measures 2012-13	118

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Motor Vehicle Registration Freeze — Funding Supplementation	—	—	—	—	—

To align with the Government's intention that the roads program not be affected by the commitment to freeze family motor vehicle registrations, the Government will provide $93.3 million over three years to compensate the department for revenue it will forgo as a result of the commitment to freeze the cost of family motor vehicle registrations for three years to reduce the cost of living. The foregone revenue associated with this measure can be found in Chapter 4 Revenue Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Procurement Efficiencies	—	—	(12,386)	(49,156)	(85,925)

The Government will achieve savings of $147.5 million over three years from procurement efficiencies. Implementation of a major reform of the procurement function commenced on 1 July 2012. This will see the department implement a more efficient procurement model.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Road Projects	30,000	—	—	—	—

The Government has provided additional funding of $30 million in 2011-12 towards a number of road projects.

119	Budget Measures 2012-13

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Roads to Resources	—	—	57,000	17,000	—

The Government will provide $74 million over two years to commence planning for the Toowoomba CBD Ring Road, including replacement of the West Creek Railway Bridge and flood mitigation works at Blakey’s Crossing in Townsville. A further $25 million will be provided subsequently to upgrade the Brisbane Valley and D’Aguilar highways in Nanango, the Woolcock and Mathers Street intersection in Townsville and to update the Toowoomba Second Range Crossing business case. Total funding for the Royalties for the Regions program is $495 million including $285 million for Roads to Resources projects. The expense component of this measure can be found in the Department of State Development, Infrastructure and Planning section of Chapter 2 Expense Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Upgrade Enoggera Intersections	—	—	—	—	—

The Government approved funding of $65 million over three years to be reallocated to provide additional turning lanes at the Samford Road — Wardell Street, Enoggera intersection and new access to the Enoggera Army Barracks via the Samford Road — Imbros Street intersection.

Budget Measures 2012-13	120

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
TransLink Efficiencies	—	(300)	(500)	(500)	(500)

The Government will achieve savings of $1.8 million over four years from the TransLink Transit Authority through minor reductions in staffing requirements for capital projects.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
RoadTek Efficiencies	—	(6,350)	(22,450)	(34,200)	(35,200)

The Government will achieve savings of $98.2 million over four years from RoadTek efficiencies and sale of excess RoadTek plant. Savings represent the difference in the margin between RoadTek and private sector delivery costs and sale of excess RoadTek plant and equipment as a result of RoadTek focusing on regional and remote areas where its expertise and responsiveness would deliver when private firms were unable to do so.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Property Disposal Program	—	(9,210)	(13,280)	(9,490)	(12,890)

The Government will achieve savings of $44.9 million over four years from the property disposal program that disposes of surplus infrastructure property once construction and infrastructure works are completed and the department has no further requirement for the property or land.

121	Budget Measures 2012-13

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Cross River Rail Land Acquisitions	—	(35,000)	—	—	—

The Government has approved a decrease in funding of $35 million in 2012-13 for land acquisitions in relation to the Cross River Rail project, pending further consideration of this project.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Capital Program Rescheduling	—	(168,800)	(248,000)	(246,300)	(263,000)

The Government will achieve savings of $926.1 million over four years from rescheduling the capital program.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Equity Contributions to Queensland Rail Limited	—	(172,979)	(175,311)	—	—

The Government will achieve savings of $348.3 million over two years from equity contributions to Queensland Rail Limited (Qld Rail) following an assessment of Qld Rail’s capital program and other available funding sources.

Budget Measures 2012-13	122

Legislative Assembly of Queensland

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Committee Office Hearing Rooms	—	640	—	—	—

The Government approved additional funding of $0.64 million in 2012-13 to refurbish office accommodation in the Parliamentary Annexe to deliver expanded Committee meeting and hearing rooms.

123	Budget Measures 2012-13

Queensland Health

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Building access to Emergency Care through Improved Bed Management Practices	—	683	683	683	683

The Government will provide $2.7 million over four years to develop and implement enhanced bed management practices to support a strategic and proactive approach to matching bed supply to predicted demand.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
2011-12 Deficit Reduction	(5,000)	—	—	—	—

As part of the Government’s commitment to reduce waste and improve efficiency, savings of $5 million were achieved in 2011-12 in minor capital acquisition expenditure. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process. The expense component of this measure can be found in Chapter 2 Expense Measures.

Budget Measures 2012-13	124

Queensland Police Service

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
2011-12 Deficit Reduction	(1,300)	—	—	—	—

As part of the Government's commitment to reduce waste and improve efficiency, savings of $1.3 million were achieved in 2011-12 by continuing to provide policing services from the Burleigh Police Station rather than constructing a new Burleigh Heads Police Beat. This measure was announced on 14 June 2012 by the Treasurer and Minister for Trade to lower the Budget deficit. Through expenditure restraint, some departments have been able to return additional savings to the Budget as part of the end-of-year process.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Discipline and Complaints Management Information Technology System	—	—	(4,072)	(4,249)	—

The Government will achieve savings of $8.3 million over two years from not proceeding with information technology investment in the Discipline and Complaints Management System. The expense component of this measure can be found in Chapter 2 Expense Measures.

125	Budget Measures 2012-13

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Sale of Non-Essential Property	—	(4,792)	(4,792)	—	—

The Government approved the sale of various property assets including decommissioned police establishments at Kenmore, Chelmer, Newmarket and Stafford.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Reduction in Uncommitted Capital Funding	—	(21,980)	(70,215)	(73,481)	(42,509)

The Government has reduced equity funding to the Department against which no commitments have been made.

Budget Measures 2012-13	126

4.	REVENUE MEASURES

Introduction

The following tables present the relevant portfolio revenue measures relating to decisions taken by the current Government since the 2011-12 Budget. This does not represent the full amount of additional funding provided to agencies since coming to office. For further explanation, refer to the Introduction and the Explanation of Scope and Terms in Chapter 1.

127	Budget Measures 2012-13

Department of Environment and Heritage Protection

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Coal Seam Gas Regulation	—	—	—	—	—

The Government approved the implementation of a whole-of-Government integrated fee structure, to be led by the Department of State Development, Infrastructure and Planning, from 1 July 2013 for the recovery of costs associated with the regulation of the rapidly growing coal seam gas and liquefied natural gas industries. The expense component of this measure can be found in Chapter 2 Expense Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Abolition of the Industry Waste Levy	—	(96,120)	(92,250)	(92,380)	(92,380)

The Government has repealed the Industry Waste Levy from 1 July 2012, reducing the burden on business and protecting jobs.

Budget Measures 2012-13	128

Department of Justice and Attorney-General

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Making Crime Pay	—	10,001	15,002	15,002	15,002

The Government is introducing a new administration levy on all criminal justice related outcomes of $100 for Magistrates Court matters and $300 for Superior Court matters where an offender is found guilty.

129	Budget Measures 2012-13

Department of Natural Resources and Mines

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Accelerated Land Disposal Strategy	—	12,641	670	5,000	—

The Government approved an Accelerated Land Disposal Strategy which will release land into the community for an economic return.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Technology Fee on Titles Lodgement	—	6,000	6,000	6,000	6,000

The Government will increase lodgement fees by $15 for title dealings that attract the standard or a higher fee. Revenue will be reinvested to help fund a rolling program of system enhancements and replacements to ensure the ongoing reliability and integrity of land and cadastral information systems such as the Automated Titles System, the Digital Cadastral Database and the Queensland Valuations and Sales Database.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Land Rental Revenue	—	(1,426)	(1,031)	(306)	—

The Government has introduced new rental capping arrangements to apply from 1 July 2012 until 30 June 2015 for leases in the residential, divestment, business and government lease categories (excluding tourism leases, which were previously capped). This measure is forecast to result in foregone rental revenue of $2.8 million over three years.

Budget Measures 2012-13	130

Department of State Development, Infrastructure and Planning

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Callide to Gladstone Liquefied Natural Gas Corridor	—	9,000	—	—	—

The Government will receive $9 million in revenue recovered from Liquefied Natural Gas (LNG) licence holders for land acquisitions within the Callide to Gladstone LNG Corridor as part of the Materials Transport and Services Corridor. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Mary Valley Properties	—	(527)	(527)	(527)	(527)

The Government will achieve savings of $0.53 million per annum from property management costs associated with the Mary Valley Properties.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Revision of Coordinator-General Cost Recovery	—	(3,000)	—	—	—

The Government approved a revised commencement date of 1 July 2013 for the increase to the Coordinator-General’s existing fees and the introduction of the new fees to be implemented to enable full cost recovery of services provided to the private sector. The fee increase and the new fees are to be subject to the outcome of a Regulatory Assessment Statement process.

131	Budget Measures 2012-13

Department of Transport and Main Roads

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Penalty Unit Increase — Transport	—	10,060	10,975	10,975	10,975

The Government will increase the value of the penalty unit from $100 to $110 to reflect movement in the Consumer Price Index. The penalty unit is the basic monetary value for most fines and penalty infringement notices. Where legislation provides for an offence, it will also prescribe the penalty for the offence as a multiple of the base penalty unit. Further revenue for this measure can be found in the Queensland Treasury and Trade section of this chapter. In total this penalty unit increase will provide additional revenue of $20.9 million in 2012-13 and $22.6 million ongoing from 2013-14.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Roadside Advertising	—	2,000	5,000	10,000	10,000

The Government will raise additional revenue associated with the introduction of an increased number of roadside advertising sites.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Merchant Fee Surcharge	—	—	3,500	3,500	3,500

The Government will introduce a merchant fee charge for credit card transactions.

Budget Measures 2012-13	132

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Freeze Family Car Registration for Three Years	—	(12,355)	(44,291)	(75,657)	(78,872)

The Government will freeze the cost of the motor vehicle registration fee and the traffic improvement fee for three years as part of its commitment to reduce the cost of living.

133	Budget Measures 2012-13

Queensland Treasury and Trade

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Coal Royalty Rate Structure Revisions	—	200,817	474,369	483,616	480,800

Following consideration of the independent Commission of Audit recommendations, the Government is increasing the royalty payable on the value of coal where it exceeds $100 per tonne. From 1 October 2012, the previous single rate of 10% on the value above $100 per tonne will be replaced with a rate of 12.5% on the value between $100 and $150 per tonne, with a rate of 15% applied to the value above $150 per tonne. A Cabinet Committee comprising the Deputy Premier and Minister for State Development, Infrastructure and Planning, the Treasurer and Minister for Trade, the Minister for Environment and Heritage Protection and the Minister for Natural Resources and Mines will work with the coal industry to reduce costs and the regulatory burden with the package to be finalised within 100 days of the 2012-13 Budget. The Government will also guarantee for a period of ten years (end of 2021-22 financial year) that coal royalties will not be increased again.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Revisions to Transfer Duty	—	55,000	92,000	102,000	112,000

Following consideration of the independent Commission of Audit recommendations, the Government has increased the marginal rate of transfer duty payable on the value of property above $1 million from 5.25% to 5.75%. Queensland’s transfer duty regime will remain competitive with other states. Detailed interstate comparisons are provided in the Revenue Chapter of Budget Paper 2.

Budget Measures 2012-13	134

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Increased Compliance Activity	—	33,924	52,346	52,778	53,225

Consistent with the independent Commission of Audit recommendations, the Office of State Revenue will be undertaking additional compliance activity to enhance the integrity of the State’s revenue base. The increase in compliance is expected to result in additional revenue collections. The expense component of this measure can be found in Chapter 2 Expense Measures.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Government Owned Corporations — Efficiency Measures	—	26,660	76,540	76,540	76,540

The Government has challenged the Boards of Energex Limited, Ergon Energy Corporation Limited and Queensland Electricity Transmission Corporation Limited (Powerlink Queensland) to drive efficiencies across all business activities. The efficiency and effectiveness initiative will achieve cost savings, increasing the dividends provided by Government Owned Corporations.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Camera Detected Offences Program	—	22,156	—	—	—

The Government employs mobile speed cameras, fixed speed cameras, point to point cameras, red light cameras and combined red light/speed cameras. As part of Government’s road toll reduction strategy, some additional cameras will be deployed and the number of operational hours will be increased for some types of cameras. The projected revenue attributable to this program, including unpaid fines, is expected to increase by $28.2 million, including $6 million reported in the Penalty Unit Increase measure, to a total of $81.1 million. The expense component of this measure can be found in Chapter 2 Expense Measures.

135	Budget Measures 2012-13

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Penalty Unit Increase — State Penalties Enforcement Registry Recovery	—	10,428	11,378	11,378	11,378

The Government will increase the value of the penalty unit from $100 to $110 to reflect movement in the Consumer Price Index. The penalty unit is the basic monetary value for most fines and penalty infringement notices. Where legislation provides for an offence, it will also prescribe the penalty for the offence as a multiple of the base penalty unit. Further revenue for this measure can be found in the Department of Transport and Main Roads section of this chapter. In total this penalty unit increase will provide additional revenue of $20.9 million in 2012-13 and $22.6 million ongoing from 2013-14.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Increased Contribution from Casinos	—	7,400	7,600	7,800	8,000

The Government is working with the casino industry to finalise a measure whereby Queensland casinos will contribute up to an additional $30.8 million in revenue over four years. The Government will continue to work on a package of measures to reduce the regulatory burden on industry, while at the same time ensuring an appropriate focus remains on responsible gambling.

Budget Measures 2012-13	136

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Health Services Levy	—	5,286	5,432	5,581	5,734

Following consideration of the independent Commission of Audit recommendations, the Government will rescind the former Government’s decision to reduce the rate of the health services levy payable by hotels where the monthly metered win (player loss) from gaming machines exceeds $100,000 per month. The Government will continue to work on a package of measures to reduce the regulatory burden on industry, while at the same time ensuring an appropriate focus remains on responsible gambling.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Gaming Machine Tax	—	3,818	3,923	4,031	4,142

Following consideration of the independent Commission of Audit recommendations, the Government is introducing an additional tier into the gaming machine tax rate structure that will increase the tax payable by clubs where monthly metered win (player loss) exceeds $850,000 per month. The Government will continue to work on a package of measures to reduce the regulatory burden on industry, while at the same time ensuring an appropriate focus remains on responsible gambling.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Exemption of Farm-ins from Duty on Transfer of Exploration Permits	—	(5,000)	(5,000)	(5,000)	(5,000)

The former Government’s 2011-12 Mid Year Fiscal and Economic Review included a revenue measure to remove the duty exemption on transfer of exploration permits. As part of the Government’s commitment to support Queensland’s junior exploration sector, arrangements known as “Farm-ins” will be exempted from duty. Farm-ins are common in the minerals and petroleum sectors in particular and are used as a mechanism to share risk. Under a

137	Budget Measures 2012-13

Farm-in, the holder of an exploration permit grants to another party the right to earn an interest in the permit by undertaking or funding exploration activities. This expenditure will be exempt from duty. This measure is estimated to reduce revenue by $5 million per annum, although the size and number of arrangements can vary significantly from year to year. The scope and technical design of the concession will be a matter for consultation between the Office of State Revenue and Industry.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Increase in the Payroll Tax Threshold	—	(40,000)	(80,000)	(130,000)	(180,000)

Consistent with the Government’s election commitment, the payroll tax threshold has increased from $1 million in 2011-12 to $1.1 million in 2012-13 and will continue to increase by $100,000 each year until it reaches $1.6 million on 1 July 2017.

	2011-12 $’000	2012-13 $’000	2013-14 $’000	2014-15 $’000	2015-16 $’000
Principal Place of Residence Concession Rate	—	(210,000)	(220,000)	(235,000)	(252,000)

The Government will reinstate the principal place of residence concessional rate for transfer duty, saving Queenslanders up to $7,175 when buying a home. The measure is estimated to cost $917 million in reduced transfer duty revenue to the State from 2012-13 to 2015-16.

Budget Measures 2012-13	138

By authority: S. C. Albury, Acting Government Printer, Queensland 2012

State Budget 2012-13Budget MeasuresBudget Paper No.4www.budget.qld.gov.au

State Budget 2012–13 Budget Measures Budget Paper No. 4 www.budget.qld.gov.au